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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on June 9, 2010 Registration No. 333-166312

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 9
to

FORM F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CHINA NEW BORUN CORPORATION
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant's name into English)

Cayman Islands	2082	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Bohai Industrial Park (Yangkou Town)
Shouguang, Shandong 262715, PR China
+86 (536) 5451199
(Address, including zip code, and telephone number, include area code, of registrant's principal executive offices)

CorpDirect Agents, Inc.
10th Floor
10 East 40th Street
New York, NY 10016
Telephone (800) 388-2123
Facsimile (850) 224-1640
(Name, Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Clayton E. Parker, Esq. Thomas J. Poletti, Esq. Matthew Ogurick, Esq. K&L Gates LLP 200 South Biscayne Boulevard, Suite 3900 Miami, Florida 33131 Telephone (305) 539-3300 Facsimile (305) 358-7095	S. Eugene Buttrill III, Esq. DLA Piper Hong Kong 17th Floor, Edinburgh Tower The Landmark 15 Queen's Road Central, Hong Kong Telephone: +852 2103 0811 Facsimile: +852 2810 1345

Approximate Date of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement the same offering. ☐

If delivery of prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered(1)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee(4)

Ordinary Shares, $0.001 par value per share	$56,925,000	$4,059

(1)
American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 which has been filed with the Commission. Each American depositary share represents one ordinary share.

(2)
Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States, including ordinary shares underlying American depositary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purposes of sales outside the United States.

(3)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(4)
Previously paid.

The registrant amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated June 8, 2010

5,500,000 American Depositary Shares

CHINA NEW BORUN CORPORATION

Representing 5,500,000 Ordinary Shares

  •
  China New Borun Corporation is offering 5,500,000 ADSs, representing 5,500,000 ordinary shares.

  •
  This is our initial public offering and no public market currently exists for our ADSs or ordinary shares.
  •
  We anticipate that the initial public offering price will be between $8 and $9 per ADS.

  •
  Proposed trading symbol: New York Stock Exchange—BORN

This investment involves significant risks. See "Risk Factors" beginning on page 16.

	Per ADS	Total
Public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to China New Borun Corporation	$	$

The underwriters have a 30-day option to purchase up to 825,000 additional ADSs from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone's investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The ADSs will be ready for delivery on or about           , 2010.

Piper Jaffray
Cowen and Company
Oppenheimer & Co.
Newbridge Securities Corporation

The date of this prospectus is                           , 2010

You should rely only on information contained in this prospectus and in any free writing prospectus filed with the Securities and Exchange Commission in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not permitted or is unlawful.

i

PROSPECTUS SUMMARY

This summary highlights material information about us that is described more fully elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should carefully read the more detailed information contained in this prospectus, including our financial statements and related notes. Our business and an investment in the ADSs involve significant risks. You should carefully consider the information under the heading "Risk Factors" beginning on page 16.

Unless the context otherwise requires, the terms "we", "our Company", "us" or "New Borun" refer to China New Borun Corporation, a Cayman Islands exempt entity, and its consolidated subsidiaries.

Our Business

We are a leading producer and distributor of corn-based edible alcohol in the People's Republic of China based on tons of edible alcohol produced. Our edible alcohol products are primarily sold as an ingredient to producers of baijiu who further blend our products into finished products sold under various brand names throughout China. "Baijiu" is a grain-based alcoholic beverage, generally made from corn, wheat or barley, clear in color, with alcohol content ranging from 18% to 68%. Baijiu is sold throughout China in retail stores, bars, banquet halls, restaurants and other locations where alcoholic beverages are typically consumed. Baijiu is consumed in almost all the occasions in China where alcoholic beverages are desirable, from daily residential consumption, gatherings of family and friends, business and social occasions, to the Chinese Spring Festival celebrations. In China, consumption of baijiu is generally associated with a higher standard of living, and consumption of baijiu has grown with the expansion of the PRC economy.

We believe our in-house developed manufacturing process results in a cost effective, consistent and superior product widely sought by baijiu producers. Producers of baijiu often have distinctive taste and flavor profiles that are achieved through proprietary recipes and blending techniques. The consistency and quality of the edible alcohol we supply to them is critical to achieving these taste and flavor profiles.

During the production of edible alcohol, we also produce DDGS Feed and corn germ as by-products which are sold separately from our edible alcohol. We are also constructing facilities to manufacture liquid carbon dioxide from waste carbon dioxide emitted during our production process, in order to create an additional stream of revenue.

In China, edible alcohol can be classified into Grades A, B and C (see "Our Industry—Overview of the Chinese Edible Alcohol Industry"). Currently, we sell both Grade B and Grade C edible alcohol, and we intend to sell more Grade B edible alcohol upon completion of our capacity expansion. Grade B edible alcohol has a better taste, a higher ethanol content and contains less impurities than Grade C alcohol and thus can be sold at a higher price than Grade C edible alcohol.

Based upon our knowledge of our industry and our ongoing patent application, we believe our in-house developed Borun Wet Process has a higher production yield, is environmentally friendlier and has a higher energy efficiency as compared to other producers of commercially available corn-based edible alcohol in China. The State Intellectual Property Office of the PRC accepted our application for a patent of invention for the Borun Wet Process and as of the date of this prospectus, such application is under review for approval. Based upon our knowledge of our industry and our ongoing patent application, we believe we are the only corn-based edible alcohol producer in China utilizing our method (see "Our Business—Intellectual Property").

We currently own and operate two facilities: one in Shouguang, Shandong Province and the other in Daqing, Heilongjiang Province. Our Shouguang facility has an annual production capacity of 160,000 tons of corn-based edible alcohol (90,000 tons of Grade B edible alcohol and 70,000 tons of Grade C edible alcohol). Our Daqing facility currently has an annual production capacity of 100,000 tons of corn-based edible alcohol (70,000 tons of Grade B edible alcohol and 30,000 tons Grade C edible alcohol). We are constructing an additional 120,000 tons of capacity (all Grade B edible alcohol) at our Daqing facility, currently expected to commence commercial production in December 2010. According to the Frost & Sullivan Report, we are the largest privately-owned corn-based edible alcohol producer operating in Shandong Province and Heilongjiang Province. Our Daqing facility is licensed to build up to 330,000 tons of production capacity of edible alcohol. Based on data from the Frost & Sullivan Report and our knowledge of our industry, we believe we will be the largest producer of corn-based edible alcohol in China, in terms of current known production capacity, following complete development of the Daqing facility.

Corn, which we purchase from local farmers and distributors, is the most important raw material used in our production process. Prices of corn are generally higher during non-harvest season than the harvest season and are the lowest in the northeastern region of China. In order to minimize our corn cost and secure supply during the non-harvest season, in November 2009, we entered into framework agreements with local granaries in Heilongjiang Province to purchase corn on our behalf from local farmers during the harvest season and to store the corn for delivery during the non-harvest season. We believe these arrangements will substantially satisfy our corn requirements for our Shouguang and Daqing facilities during the non-harvest season. We have entered into framework agreements with nine granaries and four granaries in Heilongjiang Province to supply in total approximately 282,000 tons and 155,000 tons of dried corn to our Shouguang facility and Daqing facility, respectively, in 2010.

From 2007 to 2009, our revenue grew from RMB487.3 million ($71.4 million) to RMB1,060.5 million ($155.4 million), representing a CAGR of 47.5%. In the same period, our net income grew from RMB58.7 million ($8.6 million) to RMB166.4 million ($24.4 million), representing a CAGR of 68.4%. For the three months ended March 31, 2010, our revenue and net income grew to RMB388.8 million ($57.0 million) and RMB58.5 million ($8.6 million) from RMB176.8 million ($25.9 million) and RMB24.3 million ($3.6 million), respectively, from the same period in 2009.

Conventions That Apply to This Prospectus

Unless we indicate otherwise, references in this prospectus to:

  •
  "ADRs" are to the American depositary receipts, which, if issued, evidence our ADSs;

  •
  "ADSs" are to our American depositary shares, each of which represents one ordinary share;

  •
  "CAGR" is to compound annual growth rate;

  •
  "China" and the "PRC" are to the People's Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

  •
  "Frost & Sullivan Report" is to the Frost & Sullivan report entitled "The Independent Market Research For Edible Alcohol Market in China";

  •
  "NYSE" is to the New York Stock Exchange;

  •
  "ordinary shares" are to our ordinary shares, par value $0.001 per share;

  •
  "RMB" and "Renminbi" are to the legal currency of China;

  •
  "$" and "U.S. dollars" are to the legal currency of the United States; and

  •
  "we", "us", "our Company" and "our" are to China New Borun Corporation and its consolidated subsidiaries.

This prospectus contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of March 31, 2010, which was RMB6.8258 to $1.00. We make no representation that the RMB amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all. See also "Exchange Rate Information".

The information contained in this prospectus is correct only as of the date of this prospectus regardless of the time of the delivery of this prospectus or any sale of our ADSs. Our business, financial condition, results of operations and prospects may have changed since that date. This prospectus is based on information provided by us and other sources that we believe are reliable. We have summarized certain documents and other information in a manner we believe to be accurate.

We filed two Trademark Applications for the "Borun" name (both in English and Chinese) with the Trademark Office of State Administration for Industry and Commerce of the People's Republic of China. As of the date of this prospectus, such Trademark Applications are pending. Other trademarks, trade names and service marks used in this prospectus are the property of their respective owners.

Our Industry

China was the third largest alcohol producing nation in the world in 2008 and accounted for 13.5% of global alcohol production in that year behind the United States (44%) and Brazil (30%). Over 90% of alcohol produced in China in 2008 was edible alcohol, while fuel alcohol accounted for less than 10%.

Market Size of Edible Alcohol in China

The domestic demand for edible alcohol grew from 2.3 million tons in 2004 to 4.6 million tons in 2009, representing a CAGR of 14.9%. The growth from 2004 to 2007 was mainly due to significant increase in demand from the baijiu industry and, to a lesser extent, the chemical industry.

Despite the effect of the 2008 financial crisis on the Chinese economy and export businesses, domestic demand for edible alcohol in China still grew by 0.7 million tons from 2007 to 2009. Although the chemical industry in China has been negatively affected by the financial crisis in 2008, the strong demand from the baijiu industry contributed to this result.

Fueled by the strong demand for baijiu as a result of continuous growth in China's per capita disposable income and a gradual recovery of the chemical industry as the world economy recovers, domestic demand for edible alcohol is forecasted to grow at a CAGR of 16.6% from 2009 to 2012, reaching 7.3 million tons in 2012.

 Domestic Demand of Edible Alcohol in China, 2004-2012E

Source: The Frost & Sullivan Report

The price of edible alcohol in China has increased 3.0% from RMB3,893 ($570.3) in 2004 to RM4,009 ($587.3) in 2009. Although the price dropped from RMB4,701 in 2008 to RMB4,009 in 2009, the quarterly price of edible alcohol rebounded strongly to RMB4,512 in the fourth quarter of 2009.

Price of Corn-based Edible Alcohol in China, 2004-2009

Source: The Frost & Sullivan Report

Baijiu and Edible Alcohol Demand in China

According to the Frost & Sullivan Report, baijiu production has witnessed tremendous growth from 2004 to 2009. The total production went up from 2.7 million tons in 2004 to 6.2 million tons in 2009, with a CAGR of 18.1% from 2004 to 2009.

The growth of baijiu production is expected to continue in the future, driven by the continuous growth of China's economy. The production of baijiu is estimated to grow from 6.2 million tons in 2009 to 9.8 million tons in 2012, at a CAGR of 16.5%.

With the growth of baijiu production, the demand for edible alcohol is anticipated to keep increasing to 4.5 million tons in 2012 from 2.6 million tons in 2009, representing a 1.7 times increase or a CAGR of 20.1%.

Production of Baijiu in China, 2004-2012E

Source: The Frost & Sullivan Report

 Consumption of Edible Alcohol for Baijiu in China, 2004-2012E

Source: The Frost & Sullivan Report

According to the Frost & Sullivan Report, Sichuan and Shandong were the top two baijiu producing provinces in 2008. The top five baijiu producing provinces in 2008 together accounted for approximately 56.7% of baijiu production in that year.

Our Competitive Strengths

  Leading Position in the Corn-Based Edible Alcohol Market in the PRC

We are one of the largest corn-based edible alcohol producers in the PRC in terms of production capacity and production output of edible alcohol in 2009, according to the Frost & Sullivan Report. We believe that our leading position plays an important role in negotiating and securing contracts with customers and suppliers and recruiting talent. We enjoy economies of scale over our competitors having a smaller production scale and, accordingly, we believe this enhances our overall competitiveness and is important to our future growth.

  Efficient Production Technology

Our production management professionals have independently developed the Borun Wet Process for the production of edible alcohol. Based upon our knowledge of our industry and our ongoing patent application, we believe that compared to the dry milling process used by other producers in China, our Borun Wet Process has a higher production yield and consumes less energy and water due to our higher degree of waste energy recovery. Our wet process also enables us to produce corn germ, which generates an additional stream of revenue compared to producers utilizing the dry milling process.

The average amount of corn we used to produce one ton of edible alcohol in each of 2007, 2008 and 2009 was 3.06, 3.05 and 3.03 tons, respectively. Due to our continuous optimization of our production process, our Shouguang facility produced each ton of edible alcohol from an average of 2.98 tons of corn in both 2009 and the first quarter of 2010.

  Geographical Advantage of our Production Facilities

Our production facilities are situated in Shandong Province and Heilongjiang Province in the PRC. Heilongjiang Province is in the northeast region of the PRC and is one of the largest corn production provinces in the PRC. There are also a significant number of large and mid-sized local baijiu distilleries situated in Shandong Province and Heilongjiang Province. The location of the production facilities in Shandong Province and Heilongjiang Province enables us to gain access to the baijiu distilleries and potential customers, as well as providing a stable supply and lower cost of corn, our primary raw material.

  Licensed to Increase Production Capacities

Our Daqing facility is licensed to produce 330,000 tons of edible alcohol, an additional 230,000 tons over the current production capacity of 100,000 tons. We believe that the approved production license for our Daqing facility ensures that we can expand our capacity in order to capitalize on near-term market opportunities. We believe that we are in an advantageous position to respond to the expected growth in market demand for edible alcohol.

  Corn Sourcing Arrangements

We have entered into framework agreements with local granaries in Heilongjiang Province, where corn prices are the lowest in the northeastern region in China, to engage them to purchase corn on our behalf from local farmers during the harvest season and store them for delivery to substantially satisfy our corn requirements for our Shouguang and Daqing facilities during the non-harvest season in 2010. We intend to continue with these arrangements in the future and we believe they will enable us to minimize our corn consumption costs and secure a sufficient corn supply through purchasing earlier in the year for the non-harvest season. Accordingly, we believe this arrangement enhances our price competitiveness.

  Experienced Management Team

Our management team includes our founder, Mr. Jinmiao Wang, who has been engaged in the production of corn-based edible alcohol in the PRC since 2004. Such experience has enhanced Mr. Wang's knowledge and understanding of the corn processing industry and laid the foundation for his development of our edible alcohol business. We believe that our management team's knowledge of the edible alcohol industry will enable us to continue to respond effectively to challenges created by changing market conditions.

Our Strategies

  Continuous Expansion of Production Capacity—Construction of Phases III and IV of the Daqing Facilities

At the end of the first quarter of 2010, we had a total production capacity of 260,000 tons of corn-based edible alcohol per annum (consisting of 160,000 tons of Grade B edible alcohol and 100,000 tons of Grade C edible alcohol). We plan to use the net proceeds from this offering, in addition to our cash generated from our operations and bank loans, to finance the construction of the 120,000-ton Grade B edible alcohol Phase III at our Daqing facility. This expansion is currently under construction and is expected to commence commercial production in December 2010. It is our intention that our future facilities will produce Grade B edible alcohol which currently has a higher gross profit margin than Grade C edible alcohol.

  Customer Diversification

We sell our corn-based edible alcohol largely to local distilleries of medium to high quality baijiu in Shandong and Heilongjiang Province of the PRC. We plan to expand our sales to other provinces to diversify our customer base. We intend to sell our edible alcohol to western and southern provinces such as Sichuan and Guizhou Province where domestic edible alcohol production fails to meet local demand and prices for edible alcohol are significantly higher than the northern China region due to shortage of production. From December 2009, we started selling edible alcohol in Sichuan Province, and began selling edible alcohol in Anhui and Jiangsu Province in the first quarter of 2010. We intend to establish a sales office in Sichuan Province in the third quarter of 2010.

  Opportunistic Acquisitions

As the PRC Government in principle will not approve the construction of new corn deep-processing plants for edible alcohol according to current policies, we intend to look for acquisition opportunities to expand our production capacity. We will consider medium-sized "dry milling" edible alcohol production plants where we can improve the production technologies by converting their production processes to our more advanced Borun Wet Process. Currently, we have neither identified or are in negotiation with any edible alcohol manufacturer with respect to a possible acquisition.

  Development of New By-Product—Liquid Carbon Dioxide

We intend to install facilities to produce liquid carbon dioxide in both of our Shandong and Daqing facilities by recycling carbon dioxide produced from our production process. Our wet process produces carbon dioxide which is emitted openly under the current design. Liquid carbon dioxide is used extensively in oil exploitation to enhance oil recovery, especially in the tertiary phase of oil exploitation, and as a food additive by food and beverage companies. We have entered into a letter of intent to sell 50% of our liquid carbon dioxide produced at our Shouguang facility to an oil service company in Shengli Oilfield. We are also in discussion with a number of food and beverage companies in Shandong Province to sell our liquid carbon dioxide as a food additive. We expect to complete the installation of the liquid carbon dioxide production facilities at our Shouguang facility in May 2010, and we intend to install such facilities at our Phase III Daqing facility.

  Continuous Improvement of our Borun Wet Process

Our production team has continued to enhance the process by varying conditions of our Borun Wet Process such as temperature, enzyme and acidity applied in the Borun Wet Process which has led to a consistently higher yield of edible alcohol from corn and lower energy consumption than what we believe is typical for the market. We are currently developing a process for implementation in Phase III at our Daqing facility where we will ferment raw corn directly which will reduce our energy consumption and enhance our production yield.

Our Products and Primary Markets

Our principal product is corn-based edible alcohol. In our production of corn-based edible alcohol, we also produce DDGS Feed and corn germ as by-products. Based on our production record during the year ended December 31, 2009, approximately 3.03 tons of corn produced 1.00 tons of edible alcohol, 0.69 tons of DDGS Feed and 0.20 tons of corn germ. We also plan to produce liquid carbon dioxide by recycling waste carbon dioxide produced during our production process.

Our Challenges

Our ability to achieve our objectives and execute our strategies is subject to risks and uncertainties. We believe the following are the major risks and uncertainties that may materially affect us:

  •
  if we fail to accurately project demand for our products, we may encounter problems of over capacity, which would materially and adversely affect our business, financial condition and results of operations, as well as damage our reputation and brand;

  •
  our inability to expand or to manage the expansion of our production capacity and growth could materially adversely affect our business, financial condition and results of operations, and result in a loss of business opportunities;

  •
  rising prices of our raw materials could yield lower margins for our products, if we are unable to pass such rising prices on to our customers, which could reduce our profitability and have a material adverse effect on our business;

  •
  if we are unable to access corn of the quality required to meet our production standards, or if we are unable to obtain a sufficient supply of raw materials from our suppliers or at all, our business, financial condition and results of operations and financial performance may suffer;

  •
  if we experience problems with our product quality, customer satisfaction with respect to pricing of our products or the timely delivery of our products, we could lose our customers and market acceptance which will affect our sales and have an adverse effect on our business, financial condition and results of operations;

  •
  Governmental Authorities within the PRC periodically set corn prices and enact general industry policies which limit production capacity and use of raw materials. Although governmental pricing guidance has not had a material impact on our business in the past, a significant increase in the market price of corn as a result of such governmental efforts would increase our cost of sales, and we may not be able to pass those increased costs on to our customers. Such increased costs and other policy initiatives could limit our growth and have a material adverse effect on our business, financial condition and results of operations.

  •
  any interruption in our manufacturing operations or production and distribution processes could impair our financial performance and negatively affect our brand;

  •
  we have not obtained power generation permits for our coal-fired power generating systems, which could result in the forfeiture of income and the imposition of fines;

  •
  interruptions with our coal-fired power generating systems, whether planned or unexpected, may have an adverse effect on our business, financial condition and results of operations;

  •
  transportation delays, including as a result of disruptions to infrastructure, could adversely affect our business, results of operations and financial condition; and

  •
  if we fail to continue to develop and introduce new products and technologies, our business, results of operations and financial condition could be materially adversely affected.

Please see "Risk Factors" and other information included in this prospectus for a detailed discussion of these risks and uncertainties.

Our Corporate Structure and History

Shandong Borun Industrial Co., Ltd., or Shandong Borun, our predecessor PRC company which had been controlled by our President and CEO Mr. Jinmiao Wang ("Mr. Wang") and his father, Mr. Peiren Wang since the Company's incorporation in December 2000, completed a corporate reorganization in 2008 for the purpose of facilitating investments into Shandong Borun by unrelated off-shore private equity investors. In September 2008, Golden Direction Limited, or Golden Direction, a British Virgin Islands company beneficially owned by Mr. Wang's mother, Mrs. Shan Junqin ("Mrs. Wang", and together with Mr. Wang and his father, the "Wang Family"), acquired China High Enterprises Limited, or China High, a Hong Kong holding company, from an unrelated party. In October 2008, China High acquired 100% of the equity interests of Weifang Great Chemical Inc., or WGC, a PRC limited liability company, from an unrelated party for cash. In December 2008, WGC acquired 100% of the equity interests in Shandong Borun for cash.

The result of this reorganization was to maintain Wang Family control of Shandong Borun, while creating a corporate structure which allowed offshore foreign investment in our Company in compliance with PRC law. Set forth below are charts showing our corporate structure before and after the reorganization.

The 2008 reorganization enabled us to raise capital through the issuance of China High capital stock to our three previously unrelated private equity investors, namely (a) Star Elite Enterprises Limited, or Star Elite, a British Virgin islands company which had made its investment in October 2008, (b) Earnstar Holding Limited, or Earnstar, a British Virgin Islands company which had made its investment in June 2009 and (c) TDR Advisors, Inc., a British Virgin Islands company which had made its investment in September 2009 (see "Principal Shareholders—Issuances and Sales of Our Securities"). Prior to Star Elite's investment in October 2008, Golden Direction was the sole shareholder of China High since September 2008.

Effective March 31, 2010, China High, Golden Direction and King River Holding Limited, or King River, a British Virgin Islands company owned and controlled by Mrs. Wang, completed a second reorganization with China High's minority shareholders Star Elite, Earnstar and TDR for purposes of listing the Company's securities on a national securities exchange in the United States as a foreign private issuer and for other tax reasons. Mrs. Wang incorporated New Borun in the Cayman Islands on December 21, 2009, was issued the sole share of New Borun and then transferred the share to King River. Upon the completion of this reorganization, New Borun acquired 100% of Golden Direction from King River in exchange for the issuance by New Borun to King River of 14,847,810 ordinary shares. Golden Direction then acquired the remaining 25.76% (approximate) of China High pursuant to a second exchange agreement whereby New Borun issued convertible preference shares to the minority shareholders which automatically convert into 5,152,189 ordinary shares upon the closing of this offering. Such reorganization did not result in any change in control as the previous shareholders of China High received the same pro rata ownership percentages in New Borun as they held in China High.

We now function exclusively through (1) Golden Direction, (2) Golden Direction's wholly-owned subsidiary, China High, (3) China High's wholly-owned subsidiary, WGC, (4) WGC's wholly-owned and our chief operating company, Shandong Borun and (5) Shandong Borun's wholly-owned subsidiary, Daqing Borun Biotechnology Co., Ltd., or Daqing Borun. We conduct all of our business in the PRC and do not have any off-shore operations.

Our corporate structure is as follows (percentages have been rounded to the nearest hundredth):

Corporate Structure
KING RIVER HOLDING LIMITED (BVI CO)
STAR ELITE ENTERPRISES LIMITED (BVI CO)
EARNSTAR HOLDING LIMITED (BVI CO)
TDR ADVISORS INC. (BVI CO)
PUBLIC SHAREHOLDERS UPON THE CLOSING OF THIS OFFERING
58.23%
14.56%
4.18%
1.47%
21.57%
CHINA NEW BORUN CORPORATION (CAYMAN CO)
100%
GOLDEN DIRECTION LIMITED (BVI CO)
100%
CHINA HIGH ENTERPRISES LIMITED (HK CO)
OFFSHORE
100%
ONSHORE
WEIFANG GREAT CHEMICAL INC.
100%
SHANDONG BORUN INDUSTRIAL CO., LTD.
100%
DAQING BORUN BIOTECHNOLOGY CO., LTD.

Corporate Information

Our principal executive offices are located at Bohai Industrial Park (Yangkou Town), Shouguang, Shandong 262715, the People's Republic of China. Our telephone number is +86 (536) 5451199. Our registered office in the Cayman Islands is at c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.chinanewborun.com. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is CorpDirect Agents, Inc., located at 515 East Park Avenue, Tallahassee, Florida 32301.

The Offering

Price per ADS	We currently estimate that the initial public offering price will be between $8 and $9 per ADS.
ADSs offered by China New Borun Corporation	5,500,000 ADSs.
ADSs outstanding immediately after the offering	5,500,000 ADSs (or 6,325,000 ADSs if the underwriters exercise their option to purchase additional ADSs in full).
Ordinary shares outstanding immediately after the offering	25,500,000 ordinary shares (or 26,325,000 ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).
Listing	We have applied for the listing of the ADSs on the New York Stock Exchange under the symbol "BORN".
New York Stock Exchange Trading Symbol	BORN
The ADSs	Each ADS represents one ordinary share, par value $0.001 per share. The ADSs may be evidenced by American depositary receipts, or ADRs.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for that surrender.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement, as amended, if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled "Description of American Depositary Shares." We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Depositary	The Bank of New York Mellon
Options to purchase additional ADSs	We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional 825,000 ADSs representing 825,000 ordinary shares.

Use of proceeds

We will receive net proceeds from this offering of approximately $41,727,500, assuming an initial public offering price of $8.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus (after deducting the underwriting discounts and commissions and estimated aggregate offering expenses payable by us).

We intend to use the net proceeds we receive from this offering to fund the expansion of our production capacity. Please see "Use of Proceeds" for additional information.
Risk factors

Investing in these securities involves significant risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section beginning on page 16 before deciding to invest in the ADSs.

Lock-up

Our directors, executive officers and existing shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of any of our ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. In addition, through a letter agreement we have agreed to instruct BNY Mellon, as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance, and not to provide consent without the prior written consent of Piper Jaffray. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. See "Underwriting".

Timing and settlement for ADSs

The ADSs are expected to be delivered against payment on                           , 2010. The ADSs will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following audited consolidated statements of operations data for each of the years ended December 31, 2006, 2007, 2008 and 2009 and the audited balance sheet data as of December 31, 2006, 2007, 2008 and 2009 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The following unaudited condensed consolidated statements of operations data for the three months ended March 31, 2009 and 2010 and the unaudited balance sheet data as of March 31, 2010 are derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus. Historical results are not necessarily indicative of the results of operations for future periods. The following data is qualified in its entirety by and should be read in conjunction with "Operating and Financial Review and Prospects" and our consolidated financial statements and related notes included elsewhere in this prospectus.

  Consolidated Statement of Operations Data:

	Year ended December 31,					Three months ended March 31,
	2006	2007	2008	2009	2009	2009	2010	2010
	RMB	RMB	RMB	RMB	$	(unaudited) RMB	(unaudited) RMB	(unaudited) $
Revenues	271,808,571	487,305,927	615,881,195	1,060,493,812	155,365,497	176,785,834	388,768,417	56,955,729
Cost of goods sold	216,829,009	387,729,613	493,847,780	811,865,247	118,940,672	138,803,800	301,674,443	44,196,203

Gross profit	54,979,562	99,576,314	122,033,415	248,628,565	36,424,825	37,982,034	87,093,974	12,759,526
Selling, general and administrative expenses	8,417,028	10,057,899	12,928,345	22,547,881	3,303,332	4,565,186	6,637,489	972,412

Operating income	46,562,534	89,518,415	109,105,070	226,080,684	33,121,493	33,416,848	80,456,485	11,787,114
Other (income)/expenses	1,073,304	2,237,334	5,333,952	3,408,024	499,286	2,311,640	1,666,175	244,099

Income before income taxes	45,489,230	87,281,081	103,771,118	222,672,660	32,622,207	31,105,208	78,790,310	11,543,015
Income tax expense	15,504,371	28,557,072	26,640,990	56,262,029	8,242,555	6,755,750	20,339,461	2,979,792

Net income	29,984,859	58,724,009	77,130,128	166,410,631	24,379,652	24,349,458	58,450,849	8,563,223
Amortization of preference share discount	—	—	(42,000,000)	—	—	—	—	—
Participation in undistributed earnings by preference shareholders	—	—	(7,026,026)	(42,868,951)	(6,280,429)	(4,869,891)	(15,056,939)	(2,205,886)

Net income attributable to ordinary shareholders	29,984,859	58,724,009	28,104,102	123,541,680	18,099,223	19,479,567	43,393,910	6,357,337

Earnings per share(1)
Basic and diluted	2.02	3.96	1.89	8.32	1.22	1.31	2.92	0.43
Weighted average ordinary shares outstanding:
Basic and diluted	14,847,811	14,847,811	14,847,811	14,847,811	14,847,811	14,847,811	14,847,811	14,847,811

(1)
All share and per share data have been presented to give retrospective effect to our reorganization as described in the section entitled "Our Corporate Structure and History". For the purpose of calculating basic and diluted earnings per ordinary share, the number of ordinary shares used in the calculation reflects the issuance of ordinary shares as if the reorganization took place as of the beginning of the earliest period presented and assumes that all issued and outstanding Class A, Class B and Class C convertible preference shares have been fully converted into ordinary shares.

  Consolidated Balance Sheet Data:

	December 31,					March 31,
	2006	2007	2008	2009	2009	2010	2010
	RMB	RMB	RMB	RMB	$	(unaudited) RMB	(unaudited) $
Total current assets	50,711,811	127,129,510	104,986,070	251,807,507	36,890,549	312,384,767	45,765,297
Total assets	190,476,067	265,622,975	476,114,001	765,860,621	112,200,860	824,984,001	120,862,610
Total liabilities	99,344,535	126,784,933	180,134,221	249,651,232	36,574,650	250,323,784	36,673,177
Total shareholders' equity	91,131,532	138,838,042	295,979,780	516,209,389	75,626,210	574,660,217	84,189,433

RISK FACTORS

An investment in the ADSs involves significant risks. You should consider carefully the material risks described below and all of the information contained in this prospectus before deciding whether to purchase any ADSs. Our business, financial condition or results of operations could be materially adversely affected by these risks if any of them actually occur. The trading price of the ADSs could decline due to any of these risks, and an investor may lose all or part of his investment. This filing also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this registration statement or prospectus.

 RISKS RELATED TO OUR COMPANY

If We Fail To Accurately Project Demand For Our Products, We May Encounter Problems Of Over Capacity, Which Would Materially And Adversely Affect Our Business, Financial Condition And Results Of Operations, As Well As Damage Our Reputation And Brand.

We plan to use the proceeds from this offering, in addition to our cash generated from our operations and bank loans, to fund the construction of Phase III at our Daqing facility which, upon commencement of commercial production in December 2010, is expected to have an additional production capacity of 120,000 tons of edible alcohol. Historically, edible alcohol production capacity has exceeded actual market demand, and the Frost Report predicts that production capacity in the PRC will exceed demand in the near term (see "Our Industry"). We have planned our expansion assuming a reduction in market supply based on the national industry policies to close "backward" smaller manufacturers with a production capacity of less than 30,000 tons per year (see "Regulation of Our Industry"), the halt in approvals for new corn deep-processing production capacities in principle, and the growth in demand for edible alcohol driven by the PRC Chinese baijiu industry. Furthermore, we do not currently have existing contracts or letters of intent to guarantee sales of such additional production capacity. However, if supply of edible alcohol in the PRC is not in fact reduced or if the PRC Government began to approve new production capacities or there is no, or little growth in demand for edible alcohol as we have expected, we may encounter difficulities in selling our increased production capacity, which would materially and adversely affect our business, financial condition and results of operations.

While our Shouguang and Daqing facilities have entered into annual sales contracts for 2010 which provide for minimum purchases equal to an aggregate of 232,900 tons of edible alcohol, these sales are made through monthly purchase orders similar to those placed by our other customers (see "Our Business—Our Customers and Methods of Distribution of our Products"). Purchase orders are typically placed on a monthly basis, and we take such orders into account when we formulate our overall operation plans. We project demand for our products based on rolling projections from our customers and customer inventory levels. The varying sales and purchasing cycles of our customers, however, make it difficult for us to accurately forecast future demand for our products. Our inability to accurately predict and to timely meet demand, or the failure of our 2010 contract purchasers to take up their contracted volume of our products, could materially and adversely affect our business, financial condition and results of operations.

Our Inability To Expand Or To Manage The Expansion Of Our Production Capacity And Growth Could Materially Adversely Affect Our Business, Financial Condition And Results Of Operations, And Result In A Loss Of Business Opportunities.

We plan to use a substantial portion of our net proceeds from this offering to expand our production capacity at our Daqing facility. However, we may be unsuccessful in the timely or cost-efficient expansion of our production capacity. This project and others may not be constructed on the anticipated timetable or within budget. Any material delay in completing these projects, or any substantial increase in costs or quality issues in connection with these projects, could materially and adversely affect our business, financial condition and results of operations, and result in a loss of business opportunities.

Furthermore, we have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. We have experienced a period of rapid growth and expansion that has placed, and will continue to place, strain on our management personnel, systems and resources. To accommodate our growth pursuant to our strategies, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems procedures and controls, and improve our accounting and other internal management systems, all of which require substantial management efforts and financial resources. We will also need to continue to expand, train, manage and motivate our workforce, and effectively manage our relationships with our customers and suppliers. All of these endeavors will require substantial management effort and skills and the incurrence of additional expenditures. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies and manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

In addition, in Daqing, we rely on the use of a government-owned rail station in close proximity to our Daqing facility to transport our products, including our planned expanded production, to our customers. Although we have not previously been restricted from its use, the government may prohibit our use of such station at anytime. If this were to occur, or if we were to lose access to the station for any reason, we would be required to transport our products to the next closest rail station by truck, which would increase our costs of transportation, have an adverse effect on our profit margin and inhibit our expansion and growth.

Rising Prices Of Our Raw Materials Could Yield Lower Margins For Our Products, If We Are Unable To Pass Such Rising Prices On To Our Customers, Which Could Reduce Our Profitability And Have A Material Adverse Effect On Our Business.

The key raw materials used in the production of our products are corn and coal. Changes in the prices for these raw materials would significantly affect our cost of goods sold. In general, rising prices of corn and coal will produce lower profit margins for us if we are unable to pass such rising costs on to our customers. Whether we can pass such rising costs on to our customers depends on a variety of factors, including corn and coal pricing and consumer market conditions. The price of corn is influenced by weather conditions and other factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors. These factors include government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply. The price of coal is influenced by a variety of factors, including market conditions, mine operating costs, coal quality, transportation costs, fluctuations in demand by other industry sectors, such as power plants, and the cost of alternative fuels. The significance and relative effect of these factors on the price of corn and coal is difficult to predict. Also, although our supply contracts provide us access to corn at prices which we believe have historically been below the spot market price in the off season and times of high price volatility (due to crop failure and other factors), we have no contracts or derivative instruments in place that effectively hedge against the fluctuations in the price of our raw materials as our corn purchase and edible alcohol sales contracts are priced based on market conditions. Any event that tends to negatively affect the supply of these raw materials could increase prices and potentially harm our business. To the extent that we cannot fully pass on the price increases in raw materials to our customers, or at all, our business and profitability would be materially and adversely affected.

If We Are Unable To Access Corn Of The Quality Required To Meet Our Production Standards, Or If We Are Unable To Obtain A Sufficient Supply Of Raw Materials From Our Suppliers Or At All, Our Business, Financial Condition And Results Of Operations And Financial Performance May Suffer.

From time to time we may be unable to access corn of the quality and type that meets our production standards, which could adversely affect our financial performance. For example, if the corn is too wet or if the starch content of the corn is too low, we would be required to purchase and then process larger quantities of such lower-quality corn in order to maintain the same quality in the production of our edible alcohol, and such increased raw material cost, as well as increased energy costs of burning more coal in order to process the increased amount of corn, would reduce our profit margins. Furthermore, our extended inability to obtain and process corn of the required quality would also reduce our annual production.

If we experience a shortage in the supply of corn in the future, irrespective of quality, our production capacities and results of operations would be materially and adversely affected. We intend to source approximately 50% of our corn for 2010 through framework agreements with local granaries in Heilongjiang Province (where we believe corn prices are the lowest in Northeastern China) and the balance from local farmers and distributors. According to such framework agreements, the granaries purchase corn on our behalf from local farmers in order to satisfy substantially all of our corn requirements of our Shouguang facility, and for our Daqing facility during the non-harvest season in 2010. The granaries also store the corn for us and obtain loans from the Agricultural Development Bank, or ADB, to carry out the purchase of corn on our behalf (see "Our Business - Our Competitive Strengths - Corn Sourcing Arrangements"). If we lose any of these significant sources of corn through crop failure or through the failure by the granaries or the ADB to abide by the material terms of our sourcing arrangements, we would be required to purchase corn at less favorable prices which could adversely affect our profit margins. Also, there is no guarantee that we will realize savings through our sourcing arrangements since we are liable for the interest payments on the bank loans between the granaries and ADB and transportation costs. We may also have difficulty finding alternative sources of corn on satisfactory terms in a timely manner, or at all, which could cause us not to operate at full capacity. Identifying and accessing alternative sources may increase our costs and extended lack of raw materials will reduce production capacity which would have a materially adverse effect on our financial performance.

We rely on a steady supply of coal to power our production facilities. If we experience a shortage of coal, our business could be adversely affected. We currently have relationships with seven suppliers of coal, however we do not have any long-term supply agreements in place with these suppliers and we cannot guarantee that such suppliers will continue to do business with us. In the event that our coal suppliers stop doing business with us, we would be forced to find replacement coal suppliers, or increase our coal uptake from exisiting suppliers, which could take time to locate and secure. If we experience any extended period of time without coal, we would need to obtain power from the local electricity grid, if available, which would have a material adverse effect on our business, financial condition and results of operations. See "Risk Factors - Risks Related To Our Company -Interruptions With Our Coal-Fired Power Generating Systems, Whether Planned Or Unexpected, May Have An Adverse Effect On Our Business, Financial Condition And Results of Operations".

If We Experience Problems With Our Product Quality, Customer Satisfaction With Respect To Pricing Of Our Products Or The Timely Delivery Of Our Products, We Could Lose Our Customers And Market Acceptance Which Will Affect Our Sales And Have An Adverse Effect On Our Business, Financial Condition And Results Of Operations.

Our growth and sales primarily depend on our maintenance of quality control, customer satisfaction with respect to pricing and the punctual availability and delivery of our products. If we fail to deliver the same quality of our products with the same punctuality and pricing which our customers have grown accustomed to, or in accordance with the terms of our sales agreements, we could damage our customer relations and market acceptance which will affect sales and our business in general. For example, as we advance and improve our methods of producing higher quality products such as Grade B edible alcohol, it may become more difficult to maintain our quality standards. Additionally, if we are ever forced to down-grade the sale of our Grade B edible alcohol to Grade C, this could also affect the future improvement of our profit margins. If we experience deterioration in the performance or quality of any of our products, whether due to problems internally or externally, it could result in delays in delivery, cancellations of orders or customer complaints, loss of goodwill, diversion of the attention of our senior personnel and harm to our brand and reputation. Any and all of these results would have an adverse effect on our business, financial condition and results of operations.

Governmental Authorities Within The PRC Periodically Set Corn Prices And Enact General Industry Policies Which Limit Production Capacity And Use Of Raw Materials. Although Governmental Pricing Guidance Has Not Had A Material Impact On Our Business In The Past, A Significant Increase In The Market Price Of Corn As A Result Of Such Governmental Efforts Would Increase Our Cost Of Sales, And We May Not Be Able To Pass Those Increased Costs On To Our Customers. Such Increased Costs And Other Policy Initiatives Could Limit Our Growth And Have A Material Adverse Effect On Our Business, Financial Condition And Results Of Operations.

The PRC government has the power to intervene in the price of important types of grain (including corn) under certain circumstances, such as when a material change occurs to the market supply and demand and/or the grain price fluctuates significantly, in order to protect the interests of farmers. In practice, the PRC government will periodically purchase a large amount of corn from farmers and set the price for the corn purchased by the government, resulting in effective guidance of the market price by the PRC government. Every November, the PRC government indicates to the market the amount of corn that it plans to buy in the following year, and the price band in which it is willing to buy this corn. This has a significant impact on the market price of corn for the following year, but does not constitute a legally mandated price for corn. Although such pricing guidance has not had a material impact on our business in the past, a significant increase in the market price of corn as a result of such governmental efforts would increase our cost of sales, and we may not be able to pass those increased costs on to our customers. Such increased costs could have a material adverse effect on our business, financial condition and results of operations.

The PRC government requires all producers of edible alcohol to obtain production permits which set forth limitations on how much edible alcohol we can produce. Our Shouguang facility has a government permit to produce 160,000 tons of edible alcohol per year and our Daqing facility has a government permit to process up to 1,000,000 tons of corn, which can produce 330,000 tons of edible alcohol. If our permits are revoked for whatever reason, or if the PRC decides to revise its industry policies to our detriment, we could be forced to curtail or cease our operations.

Furthermore, in order to secure the supply of food and feed, PRC governmental entities set limitations on the use of certain raw materials. For instance, during the 11th Five-Year Plan (2006-2010), the amount of corn used for deep-processing cannot exceed 26% of the total corn consumption as stated in the Guidance Opinion on Promoting of the Healthy Development of Corn Deep-Processing Industry

announced by the PRC government. Any further downward limitation may adversely affect our ability to obtain an adequate level of corn at favorable prices.

In addition, the Chinese government has ceased in principle approving applications for building new corn deep-processing capacity. Our growth could be limited if we fail to obtain government approval for new capacity or to expand through acquisitions in other geographical areas. In addition, we could face penalties and other enforcement actions if our production levels exceed our approved production levels. The realization of any of the foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

Any Interruption In Our Manufacturing Operations Or Production And Distribution Processes Could Impair Our Financial Performance And Negatively Affect Our Brand.

Our production operations involve the coordination of raw materials, internal production processes and external distribution processes. We may experience difficulties in coordinating the various aspects of our production processes, thereby causing downtime and delays. We produce and store almost all of our products, as well as conduct some of our development activities, at our Shouguang and Daqing facilities. We do not maintain back-up facilities, so we depend on these facilities for the continued operation of our business.

A delay or stoppage of production caused by adverse weather, natural disaster or other unanticipated catastrophic event, including, without limitation, power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to produce our products and operate our business, as well as delay our research and development activities. Our facilities and certain equipment located in these facilities would be difficult to replace and could require substantial replacement lead-time. Catastrophic events may also destroy any inventory located in our facilities. The occurrence of such an event could materially and adversely affect our business. Any stoppage in production, even if temporary, or delay in delivery to our customers could severely affect our business or reputation. We currently do not have business interruption insurance to offset these potential losses and any interruption in our production operations or production and distribution processes could impair our financial performance and negatively affect our brand.

We Have Not Obtained Power Generation Permits For Our Coal-Fired Power Generating Systems, Which Could Result In The Forfeiture Of Income And The Imposition Of Fines.

A new permit system was established in 2005, which requires all existing and new power generating, dispatching and supplying companies to obtain permits from the State Electricity Regulatory Commission. The State Electricity Regulatory Commission has been in the process of implementing the new permit system. By the end of 2008, the State Electricity Regulatory Commission had issued 6,170 power generating permits. We believe that we are to date in compliance with the relevant permit regulations, which required all of our plants to apply for power generation permits no later than August 31, 2008. We have submitted applications for power generation permits for all our existing coal-fired power projects, but have not yet received the permits. The granting of a power generation permit for an existing power generation project is a time-consuming and complicated process, which may in some instances require retroactive application of existing laws and regulations to existing projects that were constructed many years ago. As a result, we may not be able to successfully obtain power generation permits for our coal-fired power generating systems. A failure to obtain a power generation permit may have a material adverse effect on our business operations, including the forfeiture of income and the imposition of fines.

Interruptions With Our Coal-Fired Power Generating Systems, Whether Planned Or Unexpected, May Have An Adverse Effect On Our Business, Financial Condition And Results Of Operations.

Our production facilities require a significant amount of electricity in order to operate at full capacity. Both our Shouguang and Daqing facilities were designed and built to be self-sufficient in power supply through the construction of their own coal-fired power generating systems. We are also connected to the national power grid at both facilities as a backup measure in the event we experience unanticipated interruptions to our electricity generation and for when we carry out our annual full-scale inspection and maintenance program for our electricity supply systems (see "Our Business - Our Supply of Electricity"). In addition, we are in the process of undertaking construction project approval procedures, environmental impact assessments and completion acceptance procedures for our Shouguang and Daqing power generating systems. In the event that we fail to obtain approvals from competent government agencies for the construction of our power generating systems, we may be required to shut down our power generating systems and be subject to punishment. If the power generating systems at our Shouguang facility or our Daqing facility experience unexpected stoppage due to mechanical failure or regulatory action, or when we schedule our annual inspection of our supply systems, we must negotiate with the government for the purchase of electricity to be supplied through the relevant grid until our power generating systems become operational. During such negotiations, we could be forced to accept pricing terms which are not favorable to us. Furthermore, such negotiations could be time-consuming which could cause a diversion of resources and time of our senior management personnel. Furthermore, we cannot assure you that there will be no interruptions or shortages in the national or local grid electricity supply or that there will be sufficient electricity available to us to meet our needs. There have been shortages in electricity supply in various regions across China, especially during periods of severe winter weather and during the summer peak season. Therefore, if either of our production facilities were to experience any significant downtime, we would be unable to meet our production targets and our business would suffer. Any disruption at our facilities would have a material adverse effect on our business, financial condition and results of operations.

Transportation Delays, Including As A Result Of Disruptions To Infrastructure, Could Adversely Affect Our Business, Results Of Operations And Financial Condition.

Our business depends on the availability of rail, road and boat distribution infrastructure for the delivery of raw materials and for the delivery of our products to our customers. Any disruptions in this infrastructure network, whether caused by earthquakes, storms, other natural disasters or human error or malfeasance, could materially impact our business. Therefore, any unexpected delay in transportation of our raw materials or in the delivery of our products to our customers could result in significant disruption to our operations, including the closure of our facilities. Specifically, we do not have contractual rights or any other license to use the railways and rail station that transport our products from our Daqing facility. If for any reason we should lose the use of these facilities, we may not be able to find sufficient alternative methods of transport for products from our Daqing facility. We will also rely upon others to maintain rail lines and roads from our production facilities to national rail, road and shipping networks, and any failure on their part to maintain such transportation systems could impede the delivery of our raw materials to us and our products to our customers, impose additional costs on us or otherwise cause our business, results of operations and financial condition to suffer.

If We Fail To Continue To Develop And Introduce New Products And Technologies, Our Business, Results Of Operations And Financial Condition Could Be Materially Adversely Affected.

We intend to continue to develop new products and technologies to broaden our product line. The planned timing or introduction of new products and technologies is subject to risks and uncertainties. Actual timing may differ materially from original plans. Unexpected technical, operational, distribution or other problems could delay or prevent the introduction of one or more of our new products or technologies. Moreover, we cannot be sure that any of our new products or technologies will achieve widespread market acceptance or generate incremental revenue. If our efforts to develop, market and sell new products to the market and apply new technologies are not successful, our business, financial condition and results of operations could be materially adversely affected.

We have not obtained formal title certificates to some of the buildings we occupy, which may subject us to lawsuits or other actions being taken against us and may result in our loss of the right to operate on these properties and increased operating expenses.

We have not obtained formal title certificates in respect of the buildings Daqing Borun uses as warehouses with a total area of 9652.5 m2. We are in the process of completing the legal procedures for obtaining the relevant title certificates for buildings involved and registering them in the name of our operating companies. However, there can be no assurance that we will be able to obtain all of the formal title certificates. Our rights as owner or occupier of these buildings may be adversely affected as a result of the absence of formal title certificates and we may be subject to lawsuits or other actions taken against us and may lose the right to continue to operate on these properties.

Our Operations Are Subject To Various Risk Associated With Our Use, Handling, Storage And Disposal Of Hazardous Materials, Some Of Which Are Toxic And Flammable. If We Are Found Liable For Contamination, Injury To Employees Or Others, Or Other Harms Related To Our Use, Handling Storage And Disposal Of Hazardous Materials, Our Business, Reputation, Financial Condition And Results Of Operations May Be Adversely Affected.

We use, handle, store and dispose of hazardous materials in our operations. Our wastewater may contain toxins and our edible alcohol and methane produced in our operations is flammable. See "Our Business—Environmental Protection". We cannot completely eliminate the risks of contamination, injury to employees or others, or other harms related to our use, handling, storage and disposal of hazardous material. Although we have not experienced incidents in the past, there can be no assurance that we will not experience fires, leakages and other accidents. In the event of future incidents, we could be liable for any damages that may result, including potentially significant monetary damages for any civil litigation or government proceedings related to a personal injury claim, as well as other fines, penalties and other consequences, including suspension or revocation of our licenses or permits or suspending production or ceasing operations at our manufacturing facilities, all of which would have a material adverse effect on our business, reputation, financial condition and results of operations. Furthermore, we currently do not carry any insurance coverage for potential liabilities relating to the release of hazardous materials.

Our Use, Production And Disposal Of Hazardous Materials Subject Us To Stringent Environmental, Health And Safety Regulations. Any Actual Or Alleged Violation Of These Regulations Could Result In Significant Regulatory Actions, Fines And Other Penalties, Including Suspending Production Or Ceasing Operations, Substantial Civil Or Criminal Claims Resulting In Potentially Significant Monetary Damages, Adverse Publicity, And Other Negative Consequences To Our Business.

Because we use, produce and dispose of hazardous materials and our production processes generate noise, wastewater, gaseous and other industrial wastes, we are required to comply with national and local environmental, health and safety regulations applicable to us. Except as disclosed in this prospectus, we believe that we have complied with all applicable environmental, health and safety procedures and measures. However, we cannot completely eliminate the environmental, health and safety risks associated with our use, production and disposal of hazardous materials and we may experience environmental, health and safety incidents at our facilities, including fires, leakages and other accidents, which could result in regulatory actions requiring us to take corrective actions and subject us to fines and other penalties. In some cases, we could be required to temporarily suspend production or cease operations while we perform corrective actions.

Our operations are subject to various risk associated with our use, handling, storage and disposal of hazardous materials, some of which are toxic and flammable. If we are found liable for contamination, injury to employees or others, or other harms related to our use, handling storage and disposal of hazardous materials, our business, reputation, financial condition and results of operations may be adversely affected. Daqing Borun is undertaking environmental completion acceptance procedures for its production projects, and Daqing Borun is also in the process of obtaining formal waste discharge permits for the discharge of wastewater, waste gas and noise. In the event that our Daqing facilities fail to complete any of the aforesaid procedures, they may be subject to a fine or be required to make corrections within a prescribed period. Except as described in this prospectus, we believe we are currently in compliance with applicable environmental, health and safety regulations in all material aspects and have all necessary environmental, health and safety permits to operate our business as it is presently conducted. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. If we fail to comply with present or future environmental, health and safety regulations, we may be subject to significant regulatory actions, fines and other penalties, including suspending production or ceasing operations, substantial civil or criminal claims resulting in potentially significant monetary damages, adverse publicity, and other negative consequences to our business, all of which could have a material adverse effect on our business, reputation, financial condition and results of operations.

Environmental Compliance And Remediation Could Result In Substantially Increased Capital Requirements And Operating Costs Which Could Adversely Affect Our Business.

We are subject to the PRC laws and regulations relating to the protection of the environment. These laws continue to evolve and are becoming increasingly stringent. The ultimate impact of complying with such laws and regulations is not always clearly known or determinable because regulations under some of these laws have not yet been promulgated or are undergoing revision. Our Daqing facility is undertaking environmental completion acceptance procedures for its production projects, and it's also in the process of obtaining the formal waste discharge permit. In the event that Daqing facilities fail to complete any of the aforesaid procedures, it may be subject to a fine or be required to make corrections within a prescribed period. Our business and operating results could be materially and adversely affected if we were required to increase expenditures to comply with any new environmental regulations affecting our operations.

Our operations are subject to various risks associated with our use, handling, storage and disposal of edible alcohol, which is flammable. If we are found liable for contamination, injury to employees or others, or other harms related to our use, handling, storage and disposal of edible alcohol, our business, reputation, financial condition and results of operations may be adversely affected and our permits and licenses may be suspended or revoked by Chinese regulatory authorities.

Although we have designed and implemented procedures and measures to promote occupational health and safety, we cannot completely eliminate the risks of contamination, injury to employees or others, or other harms related to our use, handling, storage and disposal of edible alcohol. In the event of future incidents, we could be liable for any damages that may result, including potentially significant monetary damages for any civil litigation or government proceedings related to a personal injury claim, as well as other fines, penalties and other consequences, including suspension or revocation of our licenses or permits or suspending production or ceasing operations at our research and manufacturing facilities, all of which could have a material adverse effect on our business, reputation, financial condition and results of operations.

The Expansion Of Our Sales And Marketing And Distribution Efforts In New Provinces And Regions May Not Be As Successful As In Shandong And Heilongjiang Provinces, Or At All.

We plan to expand our sales and marketing and distribution efforts into provinces and regions beyond Shandong and Heilongjiang in China, and have already commenced sales and marketing operations in Sichuan Province, Anhui Province and Jiangsu Province. However, our experience in the sales and marketing and distribution of our products in Shandong and Heilongjiang Provinces may not be applicable in other parts of China. We cannot assure you that we will be able to leverage such experience to expand into other provinces and regions. When we enter new markets, we may face intense competition from edible alcohol producers with established experience or presence in the geographical areas in which we plan to enter and from other edible alcohol producers with similar target customers. In addition, expansion of sales into new markets in new provinces will require the hiring and training of a new sales force to market and sell our products in that region, the assimilation with the local business cultures of new regions which may be very different from the business cultures of Shandong and Heilongjiang, and require a diversion of resources and time of our senior management personnel. If we fail to integrate effectively in new markets, our operating efficiency may be affected. Furthermore, because customers in new provinces may be far away from our production facilities, our profit margins may be lower because of increased costs in the transportation of our products. Demand for edible alcohol and government regulation may also be different in other provinces. Our failure to manage our planned expansion of sales into new provinces may have a material adverse effect on our business, financial condition and results of operations and we may not have the same degree of success in other provinces that we have had so far to date, or at all.

Our Production Activities Are And Will Continue To Be Conducted In Concentrated Locations. Damage To Or Disruptions At Our Production Facilities Could Materially And Adversely Affect Our Business, Financial Condition And Results Of Operations, Especially Since We Do Not Have Any Business Interruption Insurance.

Our two operating production facilities are located in Shandong and Heilongjiang Provinces, making our operations particularly vulnerable to natural and other disasters that may occur in those provinces. Operating hazards, natural disasters or other unanticipated or catastrophic events, including power interruptions, water shortages, storms, typhoons, fires, explosions, earthquakes, terrorist attacks, wars, and labor disputes in and around these provinces could cause damage to or destroy our facilities or equipment therein. Any of these or similar events could significantly impair our ability to operate our business, as well as delay our research and development activities and commercial production. Our facilities and equipment are expensive and potentially difficult and time-consuming to repair or replace. Catastrophic events may also result in damage to or the destruction of inventory located in our production facilities. In addition, we do not carry any business interruption or other insurance that would compensate us in the event of a loss of this type. The occurrence of such an event could result in substantial costs and diversion of resources, and our business, financial condition and results of operations may be materially and adversely affected.

We Rely On Our Relationships With Customers With Which We Have Sale Contracts The Termination Of Which Could Cause Us To Experience Short Term Or Permanent Losses Which Would Have An Adverse Effect On Our financial Condition, Results Of Operations And Prospects.

Although during the years ended December 31, 2007, 2008 and 2009, and during the three months ended March 31, 2010 there was no single customer from which we generated more than 10% of total sales for any of our products, we do rely on our relationships with certain customers, mainly baijiu distilleries, with which we have entered into 12-36 month sales contracts for the sale in 2010 of an aggregate 232,900 tons, or an estimated 90% of our existing annual production capacity of edible alcohol of 260,000 tons. Additionally, during the fiscal years 2007, 2008, 2009 and during the three months ended March 31, 2010, aggregate sales to our five largest customers represented 32.6%, 31.7%, 23.4% and 20.5% of our sales, respectively. If our relationships with our top customers terminate, or if our relationships with those customers with which we entered into sales contracts terminate, or if such customers decide not to abide by the sales agreements and fail to purchase our products thereunder, or if we are unable to renew our agreements to supply our products with such customers in 2011, then we would be forced to identify and negotiate with new customers in order to replace the lost volume of sales. If we find ourselves having to replace these customers, this may require a diversion of resources and time of our senior management personnel as well as a short term reduction in our revenues, or we may not be successful in identifying and negotiating with new customers at all, all of which would have a material adverse effect on our financial condition, our results of operations and prospects.

Our Business Is Capital Intensive And Our Growth Strategy May Require Additional Capital Which May Not Be Available On Favorable Terms Or At All.

We may require additional cash resources due to changed business conditions, implementation of our strategy to expand our manufacturing capacity or potential investments or acquisitions we may pursue. Furthermore, if we fail to complete this offering, or complete it at a level below our expectations, we will not have the capital necessary to complete Phase III of our Daqing facility, which could force us to sell debt securities or additional equity securities, or obtain additional credit facilities from banks in the PRC in order to implement our growth strategy or to otherwise meet our capital needs. The sale of additional equity securities could result in dilution of your holdings. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

We May Undertake Acquisitions, Which May Distract Our Management, May Not Result In The Benefits We Had Anticipated And May Have Unknown Risks And Liabilities Associated With Them.

Our growth strategy may involve the acquisition of new businesses or the creation of strategic alliances in the edible alcohol production business. These acquisitions could require that our management manage new business relationships, manage new facilities and attract new customers. Furthermore, acquisitions may require significant attention from our management, and the diversion of our management's attention and resources could have a material adverse effect on our ability to manage our business. Future acquisitions may also expose us to potential risks, including risks associated with (1) the integration of new operations, services and personnel, (2) unforeseen or hidden liabilities, (3) the diversion of resources from our existing businesses, (4) our inability to generate sufficient revenue to offset the costs of acquisitions, and (5) potential loss of, or harm to, relationships with employees or customers, any of which may have a material adverse effect on our ability to manage our business. We may also experience some or all of these risks with respect to our recently acquired WGC and Daqing Borun businesses. For example, we can not ensure that WGC and Daqing Borun have obtained the construction project permits, fully completed environmental impact assessment procedures and obtained all the licenses required for their conduct of business before we acquired them. Failure of Daqing Borun or WGC to comply with the aforementioned requirements may cause our Company to bear the liabilities provided by relevant laws and regulations.

We Will Incur Increased Costs As A Result Of Being A Public Company, Which Will Adversely Impact Our Results Of Operations.

Upon closing of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. Moreover, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission and the NYSE, have imposed additional requirements on corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a result of becoming a public company, we will need to add independent directors to our board and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be difficult for us to attract and retain qualified persons to serve on our board of directors due to increased risks of liability to our directors under the rules and regulations. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount or timing of additional costs we may incur.

Although our results of operations, cash flows and financial condition reflected in our combined and consolidated financial statements include all of the expenses allocable to our business, because of the additional administrative and financial obligations associated with operating as a publicly traded company, they may not be indicative of the results of operations that we would have achieved had we operated as a public entity for all periods presented or of future results that we may achieve as a publicly traded company with our current holding company structure. Such variations may be material to our business.

We may have difficulty establishing adequate management, legal and financial controls in the PRC, and the failure to establish such controls could have a material adverse effect on our business and the price of our ADSs.

The PRC has only recently begun to adopt the management, legal and financial reporting concepts and practices that investors in the United States are familiar with. We may have difficulty in hiring and retaining employees in China who have the experience necessary to implement the kind of management, legal and financial controls that are expected of a United States public company. If we cannot establish such controls, or if such deficiencies persist, we may experience difficulty in collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet U.S. standards. The failure to establish such controls could also result in signficiant deficiencies or material weaknesses in our internal controls, which could impact the reliability of our financial statements. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our business and the public announcement of such deficiencies could adversely impact the price of our ADSs.

We May Be Exposed To Potential Risks Relating To Our Internal Controls Over Financial Reporting And Our Ability To Have Those Controls Attested To By Our Independent Auditors.

Upon the closing of this offering, we will become a public company in the United States that is or will be subject to, the Sarbanes-Oxley Act of 2002. As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the U.S. Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the company's internal controls over financial reporting in their annual reports. In addition, the independent registered public accounting firm auditing a company's financial statements must also attest to and report on management's assessment of the effectiveness of the company's internal controls over financial reporting as well as the operating effectiveness of the company's internal controls. Under current law, we will be required to include a management report beginning with our annual report for the 2011 fiscal year. Our management may conclude that our internal controls over our financial reporting are not effective. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management's assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

In connection with the audit of our financial statements as of and for the years ended December 31, 2007, 2008 and 2009 our auditors identified four "reportable conditions" as that term is defined under standards established by the PCAOB, in our internal accounting controls. These reportable conditions, which do not qualify as material weakness, related to our lack of a computerized financial accounting information system to record and process our financial transactions, a need to improve the timely recording and processing of our business transactions, lack of formal documentation to document and validate that management has performed periodic financial analysis and failure to set up and carry out the budget and management control in the overall operation systematically. We are in the process of remediating the reportable conditions identified above.

We can provide no assurance that we will be in compliance with all of the requirements imposed by Section 404 or that we will receive a positive attestation from our independent auditors. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely affect the trading price of the ADSs.

If Granted, Unauthorized Use Of Our Borun Wet Process Patent Of Invention By Third Parties And The Expenses Incurred In Protecting Such Patent May Adversely Affect Our Business.

We regard our Borun Wet Process patent of invention, the application of which was accepted by The State Intellectual Property Office of the PRC and is under review, and our "Borun" trademark as important to our business. Based upon our knowledge of our industry and our ongoing patent application, we believe that we are the only corn-based edible alcohol producer in China using the wet process and the market recognizes our brand name products. Unauthorized use of this intellectual property may reduce our revenues and harm our reputation. We rely on intellectual property laws and contractual arrangements with our key employees and certain of our customers and others to protect our intellectual property rights. Policing unauthorized use of intellectual property is difficult and expensive, as are the steps necessary to prevent the misappropriation or infringement of our technology or trademark. Despite our precautions, it may be possible for third parties to obtain and use our Borun Wet Process method without authorization or sell their products under our "Borun" trademark. The validity, enforceability and scope of protection of intellectual property in many industries in China are uncertain and still evolving and may not protect intellectual property rights to the same extent as do the laws and enforcement procedures in the United States. Moreover, we may not prevail in any litigation that we undertake to enforce our intellectual property rights, and such litigation could result in substantial costs and diversion of our management resources. Our failure to adequately maintain and protect our intellectual property rights could lead to the loss of a competitive advantage or otherwise impair our ability to operate our business.

We Are Dependent Upon Our Existing Management, And Our Business May Be Severely Disrupted If We Lose Their Services.

Our future performance depends substantially on the continued services of our executive officers, most notably our President and Chief Executive Officer, Mr. Jinmiao Wang. If one or more of our executive officers are unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. In addition, we do not have any key person insurance on the lives of such individuals and the loss of any of their services could materially and adversely affect us.

If any of our executive officers joins a competitor or forms a competing company, we may lose know-how, key professionals and staff members as well as suppliers. These executive officers could develop products that could compete with and take market share away from us. Each of our executive officers has entered into an employment agreement with us, each of which contain non-competition provisions. However, if any dispute arises between our executive officers and us, these non-competition provisions may not be enforceable in China. If any of the foregoing were to happen, our competitive position and business prospects may be materially and adversely affected.

One Of Our Shareholders Has Significant Control Over The Outcome Of Our Shareholder Votes.

One shareholder, King River Holding Limited, beneficially owned 58.23% of our outstanding equity interests as of the date of this prospectus. Accordingly, King River Holding Limited has significant control over the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including the election of directors, mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership in our ordinary shares by King River Holding Limited will limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

Covenants In Certain PRC Loan Agreements Entered Into By Shandong Borun and Daqing Borun Restrict Our Ability To Engage In Or Enter Into A Variety Of Transactions, Which May Cause Disruption in our Business Operations and Have a Material Adverse Effect on Our Business Operations.

Shandong Borun and Daqing Borun have entered into PRC loan agreements with banks in the PRC which contain various covenants that may limit our discretion in operating the business of our operating subsidiaries.

Our lenders have rights that include the following:

(i)
restricting us from using the loan for a purpose other than the one stated in the agreement;

(ii)
restricting us during the term of the loan from undertaking any shareholding change or restructuring without obtaining prior approval of the lender;

(iii)
restricting us from undertaking mergers and acquisitions or any other joint venture arrangement without prior approval of the lender;

(iv)
restricting us from undertaking withdraw of capital, asset transfer, or equity transfer; and

(v)
restricting us from undertaking major investment, asset transfer, leasing, pledging or mortgaging its assets without obtaining prior approval of the lender.

In addition, pursuant to Daqing Borun's short-term bank loan of RMB13,500,000 ($1,977,791) from Agricultural Development Bank of China, we pledged as collateral our buildings and land use right with a total carrying value of RMB8,914,612 ($1,306,017) and RMB8,073,793 ($1,182,835), respectively, from August 26, 2009 to August 25, 2010 in a related Maximum Mortgage Contract. Under the contract, the lender may restrict our use of the mortgaged properties and from donating, alienating, leasing or pledging the mortgage property without obtaining prior written consent of the lender.

These restrictions on our business may cause disruption in our business operations. Our lenders may restrict us from disposing of or restructuring the ownership of our operation facilities and limit our ability to undertake any acquisition or major investment. If we should fail to obtain their approval for any such transaction, we must give timely notice of the transaction. However, the lender may still have the right to rescind the loan which may materially and adversely affect our future prospects and results of operations.

Our Operating Results For A Particular Period Could Fall Below Our Expectations Or The Expectations Of Investors Or Research Analysts, Resulting In A Decrease In The Price Of Our ADSs.

Our operating results may vary significantly from period to period as a result of factors beyond our control, such as the recent slowdown in China's economic growth caused in part by the recent severe global crisis in the financial services and credit markets, and may be difficult to predict for any given period. Our past results may not be indicative of our future performance and our quarterly results may not be indicative of our full year results. If our operating results for any period fall below our expectations or the expectations of investors or research analysts, the price of our ADSs is likely to decrease.

As a company incorporated in the Cayman Islands, we may adopt certain home country practices in relation to corporate governance matters. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As a non-U.S. company with shares listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, in reliance on Section 303A.00 of the NYSE Listed Company Manual, which permits a foreign private issuer to follow the corporate governance practices of its home country, we may adopt certain corporate governance practices that differ significantly from the NYSE corporate governance listing standards. For example, we may include non-independent directors as members of our compensation committee and nominating and corporate governance committee, and our independent directors may not hold regularly scheduled meetings at which only independent directors are present. Such home country practice differs from the NYSE corporate governance listing standards, because there are no specific provisions under the Companies Law of the Cayman Islands imposing such requirements. Accordingly, executive directors, who may also be our major shareholders or representatives of our major shareholders, may have greater power to make or influence major decisions than they would if we complied with all the NYSE corporate governance listing standards. While we may adopt certain practices that are in compliance with the laws of the Cayman Islands, such practices may differ from more stringent requirements imposed by the NYSE Listed Company Manual and as such, our shareholders may be afforded less protection under Cayman Islands law than they would under the NYSE rules applicable to U.S. domestic issuers.

As a foreign private issuer we are exempt under the Exchange Act from providing certain disclosure. As a result our shareholders may be afforded less protection than they would enjoy if we were a U.S. company.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Further, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As a result, our shareholders may be afforded less protection than they would under the Exchange Act rules applicable to U.S. domestic issuers.

RISKS RELATED TO OPERATING IN CHINA

All of our assets are located in China and all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject to economic, political and legal developments in China.

The Chinese Government Exerts Substantial Influence Over The Manner In Which We Must Conduct Our Business Activities.

After decades of centralized control, China only recently has permitted provincial and local economic autonomy and private economic activities and, as a result, we are dependent on our relationship with the local government in the provinces in which we operate our business. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. It also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. These actions, as well as future actions and policies of the PRC government, could materially affect general economic conditions in China and our business and operations.

Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, production permits, import and export tariffs, environmental regulations, land use rights, property and other matters. Except as disclosed in this Prospectus, we believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties. In addition, the PRC government continues to play a significant role in regulating industry developments by imposing industrial policies, any of which could adversely impact our business.

Adverse Changes In PRC Economic And Political Policies Could Have A Material Adverse Effect On The Overall Economic Growth Of China, Which Could Reduce The Demand For Our Products And Materially And Adversely Affect Our Business.

Our operating business is based in China and all of our sales are made in China. As such, our business, financial condition, results of operations and prospects are affected significantly by economic,

political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many aspects, including:

  •
  the level of government involvement;

  •
  the level of development;

  •
  the growth rate;

  •
  the level and control of capital investment;

  •
  the control of foreign exchange; and

  •
  the allocation of resources.

While the Chinese economy has grown significantly in the past two decades, the growth has been uneven geographically, among various sectors of the economy and during different periods. We cannot assure you that the Chinese economy will continue to grow or to do so at the pace that has prevailed in recent years, or that if there is growth, such growth will be steady and uniform. In addition, if there is a slowdown, such slowdown could have a negative effect on our business. For example, the Chinese economy experienced high inflation in the second half of 2007 and the first half of 2008. China's consumer price index increased by 7.0% during the nine months ended September 30, 2008 as compared to the same period in 2007. To combat inflation and prevent the economy from overheating, the PRC government adopted a number of tightening macroeconomic measures and monetary policies. Due in part to the impact of the global crisis in financial services and credit markets and other factors, the growth rate of China's gross domestic product as measured against the same period of the previous year decreased to 7.1% in the first half of 2009, down from 10.4% in the first half of 2008. Beginning in September 2008, among other measures, the PRC government began to loosen macroeconomic measures and monetary policies, including reducing interest rates and decreasing the statutory reserve rates for banks. In addition, in November 2008 the PRC government announced an economic stimulus package in the amount of $586 billion. It is uncertain whether the various macroeconomic measures, monetary policies and economic stimulus packages adopted by the PRC government will be effective in restoring or sustaining the fast growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long term, may have a negative effect on us. For example, our financial condition and results of operations may be materially and adversely affected by government control over capital investments.

Although the Chinese economy has been transitioning from a planned economy to a more market-oriented economy, a substantial portion of the productive assets in China are still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the Chinese government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business.

Uncertainties With Respect To The Chinese Legal System Could Have A Material Adverse Effect On Us.

We conduct substantially all of our operations through companies established in the PRC. Our principal operating subsidiaries located in China are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes and their interpretation by the Supreme People's Court. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturn of local government's decisions by the higher level government. These uncertainties may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Fluctuations In The Value Of RMB Will Affect The Amount Of The Value Of, And Dividends Payable On, Our ADSs In Foreign Currency Terms.

The value of RMB depends, to a large extent, on China's domestic and international economic, financial and political developments and government policies, as well as the currency's supply and demand in the local and international markets. For over 10 years from 1994, the conversion of RMB into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by People's Bank of China in light of the previous day's inter-bank foreign exchange market rates in China and the then current exchange rates on the global financial markets. The official exchange rate for the conversion of RMB into the U.S. dollar was largely stable until July 2005. On July 21, 2005, People's Bank of China revalued RMB by reference to a basket of foreign currencies, including the U.S. dollar. As a result, the value of RMB appreciated by 2% on that day. The China central bank allowed the official RMB exchange rate to float against a basket of foreign currencies, and the RMB has further appreciated by 18.8% against the U.S. dollar as of November 5, 2009. In July 2008, the China central bank established a narrow band within which the RMB could fluctuate against these currencies, the practical effect of which has been to re-peg the RMB to the U.S. dollar. Since our income and profits are denominated in RMB, any appreciation of RMB will increase the value of, and any dividends payable on, our ADSs in foreign currency terms. Conversely, any depreciation of RMB will decrease the value of, and any dividends payable on, our ADSs in foreign currency terms.

PRC Regulations Relating To Offshore Investment Activities By PRC Residents May Increase The Administrative Burden We Face And May Subject Our PRC Resident Beneficial Owners To Personal Liabilities, Limit or Eliminate Our PRC Subsidiaries' Ability To Distribute Profits To Us, Limit Our Ability To Inject Capital Into Our PRC Subsidiaries, Require Changes to Our Ownership Structure, Or May Otherwise Expose Us To Liability Under PRC Law.

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued the "Notice on Relevant Issues Concerning Foreign Exchange Administration on Financing and Round-Trip Investment through offshore Special Purpose Vehicles by Domestic Residents", generally referred to as Circular 75. The policy announced in this notice required PRC residents to register with the relevant SAFE branch before establishing or controlling offshore special purpose vehicles, or SPVs, for the purpose of engaging in an equity financing outside of China on the strength of domestic PRC assets originally held by those residents. In the case of an SPV which was established, and which acquired a related domestic company or assets, before the implementation date of Circular 75, a retroactive SAFE registration was required to have been completed before March 31, 2006. In addition, any PRC resident that is a shareholder of an SPV is required to amend its SAFE registration within 30 days after any major change in the share capital of the offshore special purpose company without any roundtrip investment being made, such as any increase or decrease of capital, stock right assignment or exchange, merger or division, investment with long term stock rights or credits or provision of guaranty to a foreign party. In May 2007, SAFE issued relevant guidance to its local branches with respect to the operational process for SAFE registration, which standardised more specific and stringent supervision on the registration relating to SAFE Circular No. 75. Failure to comply with the requirements of Circular 75 may result in fines and other penalties under PRC laws for evasion of applicable foreign exchange restrictions. Any such failure could also result in the SPV's PRC affiliates being impeded or prevented from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the SPV.

We understand that none of our shareholders is a PRC citizen. Our PRC counsel advises that none of our shareholders is subject to the requirement of the SAFE registration under Circular 75. However, due to the vagueness and uncertainty as to how the SAFE regulations are interpreted and implemented and the possible amendments or changes to the SAFE regulations, we cannot provide any assurance that our current shareholders who may spend a certain amount of their time in the PRC each year will not be required to make or obtain any applicable registrations pursuant to the SAFE regulations.

The failure or inability to comply with the registration procedures set forth therein may subject these shareholders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit or eliminate our PRC subsidiaries' ability to make distributions or pay dividends or require changes to our ownership structure, all of which could adversely affect our business and prospects and prevent you from receiving any dividends on your ADSs.

We May Face Regulatory Uncertainties That Could Restrict Our Ability To Issue Equity Compensation To Our Directors And Employees And Other Parties Who Are PRC Citizens Or Residents Under PRC Law.

On April 6, 2007, SAFE issued the "Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of An Overseas Listed Company, also known as "Circular 78" For any equity compensation plan which is so covered and is adopted by a non-PRC listed company after April 6, 2007, Circular 78 requires all participants who are PRC citizens to register with and obtain approvals from SAFE prior to their participation in the plan. In addition, Circular 78 also requires PRC citizens within three months after the issuance of Circular 78 to register with SAFE and make the necessary applications and filings if they participated in an overseas listed company's covered equity compensation plan prior to April 6, 2007. We may adopt an equity compensation plan after the closing of this offering and may make option grants to some of our directors and senior officers, most of whom are PRC citizens. Circular 78 may require PRC citizens who receive option grants to register with SAFE. We believe that the registration and approval requirements contemplated in Circular 78 will be burdensome and time-consuming. If it is determined that any of our equity compensation plans failure to comply with such provisions, this may subject us and recipients of such options to fines and legal sanctions and prevent us from being able to grant equity compensation to our PRC employees. In that case, our ability to compensate our employees and directors through equity compensation would be hindered and our business operations may be adversely affected.

We Have Limited Business Insurance Coverage In China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited insurance products. As of June 8, 2010, we carried up to RMB1,359 million ($199.1 million) of insurance coverage, which includes coverage for certain of our property, plant and equipment and inventory and for employee injury. We do not have insurance coverage on our other assets and we do not have insurance to cover our business or interruption of our business, litigation or product liability. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our operating results and financial condition.

Restrictions On Currency Exchange May Limit Our Ability To Utilize Our Revenues Effectively.

Substantially all of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently freely convertible under the "current account," which includes dividends, trade and service-related foreign exchange transactions, but not under the "capital account," which includes foreign direct investment and loans.

Currently, WGC may purchase foreign exchange for settlement of "current account transactions", including payment of dividends to us. WGC may also retain foreign exchange in its current account, subject to a ceiling approved by the State Administration for Foreign Exchange or its local branches, to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate our ability to purchase and retain foreign currencies in the future.

Since a significant amount of our future revenues will be denominated in Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.

Foreign exchange transactions under the capital account are subject to limitations and require registration with or approval by the relevant PRC governmental authorities. In particular, if we finance our Chinese subsidiaries by means of foreign currency loans, those loans cannot exceed certain statutory limits and must be registered with the State Administration for Foreign Exchange or its local branches, and if we finance our Chinese subsidiaries by means of capital contributions, those capital contributions must be approved by the Ministry of Commerce or its local branches. Our ability to use the U.S. dollar proceeds of the private placement of the notes to finance our business activities conducted through our Chinese subsidiaries will depend on our ability to obtain these governmental registrations or approvals. In addition, because of the regulatory issues related to foreign currency loans to, and foreign investment in, domestic PRC enterprises, we may not be able to finance our Chinese subsidiaries' operations by loans or capital contributions. We cannot assure you that we can obtain these governmental registrations or approvals on a timely basis, if at all.

The Application Of PRC Regulations Relating To The Overseas Listing Of PRC Domestic Companies Is Uncertain, And We May Be Subject To Penalties For Failing To Obtain Approval Of The PRC Authorities Prior To Listing Our ADSs In The U.S.

On August 8, 2006, six PRC government agencies, namely, the Ministry of Commerce, or MOFCOM, the State-Owned Assets Supervision and Administration Commission, or SASAC, the State Administration of Taxation, or SAT, the State Administration for Industry and Commerce, or SAIC,

the China Securities Regulatory Commission, or CSRC and SAFE jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the "New M&A Rules"), which became effective on September 8, 2006. The New M&A Rules purport, among other things, to require offshore "special purpose vehicles" or SPVs, that are (i) formed for the purpose of overseas listing of the equity interests of PRC companies via acquisition and (ii) are controlled directly or indirectly by PRC companies and/or PRC individuals, to obtain the approval of the CSRC prior to the listing and trading of their securities on overseas stock exchanges. On September 21, 2006, pursuant to the New M&A Rules and other PRC laws, the CSRC published on its official website relevant guidance with respect to the listing and trading of PRC domestic enterprises' securities on overseas stock exchanges (the "Related Clarifications"), including a list of application materials regarding the listing on overseas stock exchange by SPVs. Based on our understanding of current PRC laws and as advised by our PRC counsel, we were and are not required to obtain the approval of CSRC under the New M&A Rules in connection with this offering due to the fact that (1) we were and are not an SPV and (2) the acquisitions among China High, WGC and Shandong Borun were subject to the PRC laws, regulations, rules and circulars related to foreign investment enterprises such as "Interim Provisions on Domestic Investments by Foreign Investment Enterprises" and "Provisions for the Alteration of Investors' Equities in Foreign-funded Enterprises" instead of the New M&A Rules.

However, there are substantial uncertainties regarding the interpretation, application and enforcement of these rules, and CSRC has yet to promulgate any written provisions or formally to declare or state whether the overseas listing of a PRC-related company structured similar to ours is subject to the approval of CSRC. Any violation of these rules could result in fines and other penalties on our operations in China, restrictions or limitations on remitting dividends outside of China, and other forms of sanctions that may cause a material and adverse effect to our business, operations and financial condition.

The New M&A Rules also established additional procedures and requirements that are expected to make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise that owns well-known trademarks or China's traditional brands. We may grow our business in part by acquiring other businesses. Complying with the requirements of the new mergers and acquisitions regulations in completing this type of transactions could be time-consuming, and any required approval processes, including CSRC approval, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

We May Be Deemed A PRC Resident Enterprise For PRC Tax Purposes Under The New Enterprise Income Tax Law, Which Could Result In The Imposition Of a 25% PRC Enterprise Income Tax Payable On Our Taxable Global Income and Additional Taxation of our Dividend Payments to Investors.

On March 16, 2007, the National People's Congress of the PRC passed the Enterprise Income Tax Law of the PRC (the "New Income Tax Law"), which took effect as of January 1, 2008. On December 6, 2007, the Implementation Rules of the Enterprise Income Tax Law of the PRC ("Implementation Rules") were also enacted, and took effect as of January 1, 2008.

Under the New Income Tax Law and the Implementation Rules, enterprises are classified into PRC-resident enterprises and non-resident enterprises of the PRC. PRC-resident enterprises are enterprises established in the PRC or established under the laws of foreign jurisdictions other than the PRC with their "de facto management body" within the PRC. Under the Implementation Rules, "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury and acquisition and disposition of properties and other assets of an enterprise. At present, it is unclear what factors will be used by the PRC tax authorities to determine whether we have a "de facto management body" in China.

The Company was established under the laws of the Cayman Islands and its current tax rate is zero. However, a substantial number of our management personnel are located in the PRC and all of our revenues arise from our operations in China. Therefore, we may be deemed a PRC resident enterprise for PRC tax purposes under the New Income Tax Law. If the PRC tax authorities determine that we are a PRC resident enterprise, we will be subject to PRC tax on our worldwide income at the uniform tax rate of 25%, which may have a material adverse effect on our financial condition and results of operations.

Notwithstanding the foregoing provision, the New Income Tax Law also provides that, if a resident enterprise has already invested in another resident enterprise, the dividends received by the investing resident enterprise from the invested resident enterprise are exempt from income tax, subject to certain qualifications. Therefore, if we are classified as a resident enterprise, the dividends received from our PRC subsidiaries may be exempt from income tax.

Due to the recent enactment of such laws and regulations and lack of enforcement history, it is not clear how such laws and regulations will be executed in practice. Therefore, we cannot conclude at this time whether we will be deemed as a PRC resident enterprise. It is also unclear as to (i) the detailed qualification requirements for above-mentioned exemption and (ii) whether dividend payments by our PRC subsidiaries to us will meet such qualification requirements, even if we are deemed as a PRC resident enterprise for tax purposes.

We Rely On Dividends And Other Distributions On Equity Paid By Our Subsidiaries For Our Cash Needs.

We are a holding company organized under the laws of the Cayman Islands, and we conduct all of our operations through our operating subsidiaries in the PRC. We rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our Shareholders, to serve any debt we may incur and to pay our operating expenses. Current regulations in the PRC such as the Wholly-Foreign Owned Enterprise Law (1986), as amended, and the Wholly-Foreign Owned Enterprise Law Implementing Rules (1990), as amended and the Company Law of the PRC (2005), permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. According to the laws mentioned above and the articles of association of our PRC subsidiaries, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on the PRC accounting standards and regulations each year to its statutory reserve, until the balance in the reserve reaches 50% of the registered capital of the company. Funds in the reserve are not distributable to us in forms of cash dividends, loans or advances. In addition, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn will adversely affect our available cash.

Dividends Payable By Our Company To Its Non-PRC Resident Shareholders May Become Subject To Taxes Under PRC Tax Laws.

The New Income Tax Law and the Implementation Rules provide that (1) if the enterprise that distributes the dividends is domiciled in the PRC, or (2) if capital gains are realized from the transfer of equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as PRC-sourced income, and PRC income tax at the rate of up to 10% is applicable to such dividends or capital gains payable to overseas investors that are "non-resident enterprises". If our Company is considered a PRC-resident enterprise for tax purposes, any dividends distributed by our Company to our Company's non-PRC resident shareholders as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result, may be subject to PRC withholding tax at the rate of up to 10%, depending on the provisions of any tax treaty between the PRC and the jurisdiction in which the non-PRC resident shareholder resides.

As the New Income Tax Law and the Implementation Rules have only been in effect from January 1, 2008, it is uncertain as to how these laws and regulations would be implemented by the relevant PRC tax authorities. If our Company's dividend payments to our Company's non-PRC resident shareholders are subject to PRC withholding tax, it may materially and adversely affect our shareholders return on and value of investment in our Company.

We face uncertainty from the Circular on Strengthening the Administration of Enterprise Income Tax on Non-resident Enterprises' Share Transfer ("Circular 698") released in December 2009 by China's State Administration of Taxation (SAT), Effective as of January 1, 2008.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (Circular 698) issued by the State Administration of Taxation on December 10, 2009, where a foreign investor transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company ("Indirect Transfer") and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement in order to avoid PRC tax, they will disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

Since Circular 698 came into force on January 1, 2008, we can't assure you our reorganization will not be subject to examination by the PRC Subsidiaries' tax authorities and any direct or indirect transfer of our equity interests in our PRC subsidiaries via our overseas holding companies will not be subject to a withholding tax of 10%.

Our Certificates, Permits, And Licenses Related To Our Operations Are Subject To Governmental Control And Renewal And Failure To Obtain Such Certificates, Permits, And Licenses Or Their Renewals Will Cause All Or Part Of Our Operations To Be Terminated.

Our operations require licenses, permits and in some cases renewals of these licenses and permits from various governmental authorities within the PRC. Our ability to obtain, sustain, or renew such licenses and permits on acceptable terms are subject to change, as, among other things, the regulations and policies of applicable governmental authorities may change. If these permits expire without renewal, we will not be able to operate production which will cause our operations to be terminated. Our inability to obtain, the loss of, or the denial of, extension as to any of these licenses or permits may have a material adverse effect on our operations and financial condition and could result in our being required to cease operations, incur fines and incur penalties.

If Our Land Use Rights Are Revoked, We Would Have No Operational Capabilities.

Under Chinese law land is owned by the state or rural collective economic organizations. The state issues to the land users the land use right certificate. Land use rights can be revoked and the land users forced to vacate at any time when redevelopment of the land is in the public interest. The public interest rationale is interpreted quite broadly and the process of land appropriation may be less than transparent. Each of our two facilities rely on these land use rights as the cornerstone of their operations, and the loss of such rights would have a material adverse effect on our company.

New Labor Laws In The PRC May Adversely Affect Our Results Of Operations.

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008. The New Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer's decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

Our Failure To Fully Comply With PRC Labor Laws Exposes Us To Potential Liability.

Companies operating in China must comply with a variety of labor laws, including certain social insurance, housing fund and other staff welfare-oriented payment obligations. There exist uncertainties as to the interpretation, implementation and enforcement of such obligations. If relevant governmental authorities determine that we have not complied fully with such obligations, we may be in violation of applicable PRC labor laws and we cannot assure you that PRC governmental authorities will not impose penalties on us for any failure to comply. In addition, in the event that any current or former employee files a complaint with relevant governmental authorities, we may be subject to making up such staff-welfare oriented obligations as well as paying administrative fines. In the past, we had been delinquent with respect to the payment of social insurance and housing fund payments. We may be liable for the payments and fines arising from such delinquent payments.

Future Inflation In China May Inhibit Our Ability To Conduct Business In China.

In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products.

We Face Risks Related To Health Epidemics.

Our business could be materially and adversely affected by the effects of H1N1 flu (swine flu), avian flu, severe acute respiratory syndrome or other epidemics or outbreaks. In April 2009, an outbreak of H1N1 flu (swine flu) first occurred in Mexico and quickly spread to other countries, including the United States and China. In the last decade, China has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome. Any prolonged occurrence or recurrence of H1N1 flu (swine flu), avian flu, severe acute respiratory syndrome or other adverse public health developments in China may have a material adverse effect on our business and operations. These health epidemics could result in severe travel restrictions and closures that would restrict our ability to ship our products. Potential outbreaks could also lead to temporary closure of our manufacturing facilities, our suppliers' facilities and/or our end-user customers' facilities, leading to reduced production, delayed or cancelled orders, and decrease in demand for our products. Any future health epidemic or outbreaks that could disrupt our operations and/or restrict our shipping abilities may have a material adverse effect on our business and results of operations.

We Face Risks Related To Natural Disasters, Terrorist Attacks Or Other Events In China That May Affect Usage Of Public Transportation, Which In Turn Could Have A Material Adverse Effect On Our Business And Results Of Operations.

Our business could be materially and adversely affected by natural disasters, terrorist attacks or other events in China. For example, in early 2008, parts of China suffered a wave of strong snow storms that severely impacted public transportation systems. In May 2008, Sichuan Province suffered a strong earthquake measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties. The May 2008 Sichuan earthquake has had a material adverse effect on the general economic conditions in the areas affected by the earthquake. Any future natural disasters, terrorist attacks or other events in China could cause a reduction in usage of or other severe disruptions to public transportation systems and could have a material adverse effect on our business and results of operations.

PRC Regulation Of Direct Investment And Loans By Offshore Holding Companies To PRC Entities May Delay Or Limit Our Ability To Use The Proceeds Of This Offering To Make Additional Capital Contributions Or Loans To Our PRC Operating Businesses.

Any capital contributions or loans that we, as an offshore company, make to our PRC operating businesses, including from the proceeds of this offering, are subject to PRC regulations. For example, any of our loans to WGC cannot exceed the difference between the total amount of investment our PRC operating businesses are approved to make under relevant PRC laws and their respective registered capital, and must be registered with the local branch of the State Administration of Foreign Exchange as a procedural matter. In addition, our capital contributions to our PRC operating businesses must be approved by the National Development and Reform Commission and the Ministry of Commerce or their local counterpart and registered with the State Administration for Industry and Commerce or its local counterpart. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contributions or provide loans to our PRC operating businesses or to fund their operations may be negatively affected, which could adversely affect their liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

Furthermore, the State Administration of Foreign Exchange promulgated a new circular in August 2008 with respect to the administration of conversion of foreign exchange capital contribution of foreign invested enterprises into RMB. Pursuant to this new circular, RMB converted from foreign exchange capital contribution can only be used for the activities within the approved business scope of such foreign invested enterprise and cannot be used for domestic equity investment or acquisition unless otherwise allowed by PRC laws or regulations. As a result, we may not be able to increase the capital contribution of our operating subsidiaries and subsequently convert such capital contribution into RMB for equity investment or acquisition in China.

 RISKS RELATED TO THIS OFFERING

There Has Been No Public Market For Our Ordinary Shares Or ADSs Prior To This Offering, And You May Not Be Able To Resell Our ADSs At Or Above The Price You Paid For Them, Or At All.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. Although we have applied to list our ADSs on the New York Stock Exchange, a liquid public market for our ADSs may not develop. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after this initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline significantly below the initial public offering price.

We Are A Cayman Islands Company And, Because Judicial Precedent Regarding The Rights Of Shareholders Is More Limited Under Cayman Islands Law Than That Under U.S. Law, You May Have Less Protection For Your Shareholder Rights Than You Would Under U.S. Law.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

We May Be Classified As A Passive Foreign Investment Company, Which Could Result In Adverse U.S. Tax Consequences To U.S. Investors.

Based upon the nature of our income and assets, we may be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to you. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to more burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis, and those determinations depend on the composition of our income and assets, including goodwill, from time to time. We intend to operate our business so as to minimize the risk of PFIC treatment, however you should be aware that certain factors that could affect our classification as PFIC are out of our control. For example, the calculation of assets for purposes of the PFIC rules depends in large part upon the amount of our goodwill, which in turn is based, in part, on the then market value of our ADSs, which is subject to change. Similarly, the composition of our income and assets is affected by the extent to which we spend the cash we have raised on acquisitions and capital expenditures. In addition, the relevant authorities in this area are not clear and so we operate with less than clear guidance in our effort to minimize the risk of PFIC treatment. Therefore, we cannot be sure whether we are not and will not be a PFIC for the current or any future taxable year. In the event we are determined to be a PFIC, our stock may become less attractive to U.S. investors, thus negatively impacting the price of our stock.

You May Have Difficulty Bringing An Action Against Us Or Our Directors, Or Enforcing Judgments Obtained Against Us Or Them Because We Are Incorporated In The Cayman Islands, Because We Conduct Substantially All Of Our Operations In The PRC And Because Some Of Our Directors And Officers Reside Outside Of The United States.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, some of our directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult for you to bring an action in the United States upon these persons. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see "Enforceability of Civil Liabilities."

Our Articles Of Association Contain Anti-Takeover Provisions That Could Discourage A Third Party From Acquiring Us, Which Could Limit Our Shareholders' Opportunity To Sell Their Shares, Including Ordinary Shares Represented By Our ADSs, At A Premium.

Our articles of association limit the ability of others to acquire control of our Company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our Company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preference shares. These preference shares may have better voting rights than our ordinary shares, in the form of ADSs or otherwise, and could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preference shares, the price of our ADSs may fall and the voting rights of the holders of our ordinary shares and ADSs may be diluted. See "Description of Share Capital—Ordinary Shares—Issuance of Additional Shares."

Certain actions require the approval of a supermajority of at least two-thirds of the members of our board of directors which, among other things, would allow our non-independent directors to block a variety of actions or transactions, such as a merger, asset sale or other change of control, even if all of our independent directors unanimously voted in favor of such action, thereby further depriving our shareholders of an opportunity to sell their shares at a premium. See "Description of Share Capital—Ordinary Shares—Actions Requiring the Approval of a Supermajority of our Board of Directors."

The Market Price For Our ADSs May Be Volatile, Which Could Result In Substantial Losses To You.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors, many of which are beyond our control and which may occur regardless of our actual operating performance, including the following:

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  announcements of technological or competitive developments;

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  regulatory developments in China affecting us, our customers or our competitors;

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  announcements regarding patent or other intellectual property litigation or the issuance of patents to us or our competitors or updates with respect to the enforceability of patents or other intellectual property rights generally in China or internationally;

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  actual or anticipated fluctuations in our quarterly operating results;

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  changes in financial estimates by securities research analysts;

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  changes in the economic performance or market valuations of other edible alcohol producers;

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  addition or departure of our executive officers and key research personnel;

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  release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

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  sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities market has, from time to time, experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. Any of these factors could result in large and sudden changes in the volume and trading price of our ADSs and could cause holders of our ADSs to incur substantial losses. In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit or other securities litigation, it would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Because The Initial Public Offering Price Is Substantially Higher Than Our Pro Forma Net Tangible Book Value Per Share, You Will Incur Immediate And Substantial Dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per-ADS basis. As a result, you will experience immediate and substantial dilution of approximately $3.85 per ADS, representing the difference between our pro forma net tangible book value per ADS as of March 31, 2010, after giving effect to this offering and assuming an initial public offering price of $8.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus. In addition, in the event that we decide to implement a stock incentive or option plan, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options thereunder. See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon the closing of this offering.

Substantial Future Sales Of Our ADSs Or The Anticipation Of Future Sales Of Our ADSs In The Public Market Could Cause The Price Of Our ADSs To Decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon the closing of this offering, we will have 25,500,000 ordinary shares outstanding, including 5,500,000 ordinary shares represented by 5,500,000 ADSs sold in this offering. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining 20,000,000 ordinary shares outstanding after this offering will be available for sale upon the expiration of the 180-day lock-up period beginning from the date of this prospectus subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these ordinary shares (other than those held by certain option holders) may be released prior to expiration of the lock-up period at the discretion of the lead underwriter. To the extent ordinary shares are released before the expiration of the lock-up period and these ordinary shares are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our ordinary shares or their transferees and assignees will have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. See "Description of Share Capital." Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the closing of this offering. Sales of these registered ordinary shares in the public market could cause the price of our ADSs to decline.

Future Issuances Of Ordinary Shares Or ADSs May Depress The Trading Price Of Our ADSs.

Any issuance of equity securities after this offering could dilute the interests of our existing shareholders and could substantially decrease the trading price of our ADSs. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions and other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons.

Our Management Will Have Considerable Discretion As To The Use Of The Net Proceeds To Be Received By Us From This Offering.

Our allocation of the net proceeds to be received by us of this offering is based on current plans and business conditions. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and market developments and the number and type of new projects, we undertake. Accordingly, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our share price. The net proceeds from this offering, pending investment in operating assets or businesses, may be placed in investments that do not produce income or that lose value.

Your Right To Participate In Any Future Rights Offerings May Be Limited, Which May Cause Dilution To Your Holdings.

If we offer holders of our shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you if it is lawful and reasonably practicable. However, the depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to holders of ADSs, or are registered under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, you may be unable to participate in our rights offerings and may experience dilution of your holdings as a result.

Your Ability To Protect Your Rights As Shareholders Through The U.S. Federal Courts May Be Limited Because We Are Incorporated Under Cayman Islands Law.

Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a U.S. federal court may be limited.

Holders Of ADSs Have Fewer Rights Than Shareholders And Must Act Through The Depositary To Exercise Their Rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated memorandum and articles of association, which will become effective upon the closing of this offering, the minimum notice period required to convene a general meeting in twenty-one days. When a general meeting is convened, you may not receive sufficient notice of a shareholders' meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders' meeting.

You May Not Receive Distributions On Our Shares Or Any Value For Them If It Is Illegal Or Impractical For Us To Make Them Available To You.

The depositary has agreed to pay you the cash dividends or other distributions it or its custodian receives on our shares or other deposited securities after deducting its fees and expenses.

You will receive these distributions in proportion to the number of our shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration and the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the costs of mailing them. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration is required for such distribution. We have no obligation to take any other action to permit the distribution of our ADSs, shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.

You May Be Subject To Limitations On Transfers Of Your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We May Need Additional Capital And May Sell Additional Ordinary Shares, ADSs Or Other Equity Securities Or Incur Indebtedness, Which Could Result In Additional Dilution To Our Shareholders Or Increase Our Debt Service Obligations.

If we do not raise sufficient funds from this offering or if we fail to complete this offering, we may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements principally in the sections entitled "Summary", "Risk Factors", "Use of Proceeds", "Operating and Financial Review and Prospects" and "Business". Generally, you can identify these statements because they include words and phrases like "anticipates", "believes", "continue", "could", "estimates", "expects", "intends", "may", "might", "plans", "possible", "potential", "predicts", "projects", "seeks", "should", "will", "would" and similar expressions.

The forward-looking statements contained in this prospectus are based on our management's current expectations and beliefs concerning future developments. There can be no assurance that future developments actually affecting us will be those anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following:

  •
  the significant risks, challenges and uncertainties in the edible alcohol manufacturing industry and for our business generally, including our beliefs regarding the cost advantages and scalability provided by our manufacturing methods and processes;

  •
  supply and demand in the edible alcohol industry in China;

  •
  our ability to offset anticipated increases in raw material and other costs that could compress or decrease our gross margins;

  •
  our current expansion strategy, including our ability to expand production capacity and outputs;

  •
  market and industry demand, including demand for our products by our customers that incorporate our products into other products in the food and beverage, medical and health and chemical industries;

  •
  the global economic downturn and its effect on our business and operations;

  •
  our beliefs regarding our strengths and strategies;

  •
  our ability to maintain strong relationships with suppliers or customers;

  •
  our beliefs as to the regulatory environment in China and in other jurisdictions in which we sell our products;

  •
  our ability to comply with all relevant environmental, health and safety laws and regulations;

  •
  our beliefs regarding the competitiveness of our products;

  •
  market acceptance of our products and our ability to attract new customers;

  •
  our ability to effectively protect our intellectual property and trade secrets and not infringe on the intellectual property and trade secrets of others;

  •
  our planned use of proceeds;

  •
  our ability to obtain or maintain permits and licenses to carry on our business;

  •
  our success in the acquisition of new production facilities; and

  •
  our future prospects, business development, results of operations and financial condition.

We obtained statistical data, market data and other industry data and forecasts used throughout this prospectus from market research, publicly available information and industry publications. We have not independently verified the data, and we do not make any representation as to the accuracy of the information.

The forward-looking statements contained in this prospectus speak only as of the date of this prospectus or, if obtained from third party studies or reports, the date of the corresponding study or report, and are expressly qualified in their entirety by the cautionary statements in this prospectus. Since we operate in an emerging and evolving environment and new risk factors emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

 USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $41,727,500 after deducting the underwriting discounts and estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of $8.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $8.50 per ADS would increase (decrease) the net proceeds to us from this offering by $5,115,000, after deducting the estimated underwriting discounts and commissions (7%) and estimated offering expenses ($1,750,000) payable by us and assuming no exercise of the underwriters' option to purchase additional ADSs and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

We intend to use the $41,727,500 in net proceeds we receive from this offering, in addition to approximately $15,000,000 of cash generated from our operations and the remainder of approximately $3,372,500 from bank loans, to complete the construction of Phase III at our Daqing facility.

The foregoing estimates of the use of our net proceeds from this offering represent our current intentions based upon our present plans and business condition. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to place our net proceeds in short-term bank deposits.

In utilizing the proceeds of this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiaries only through loans or capital contributions. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all.

 DIVIDEND POLICY

Our board of directors has complete discretion on whether to pay dividends on our ordinary shares. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Shandong Borun declared and distributed dividends of RMB3.6 million ($0.5 million) in 2006 and RMB11.0 million ($1.6 million) in 2007. We did not declare any dividends in 2008 and 2009. In the future, at the determination of our board of directors, we may from time to time pay a cash dividend to our shareholders. The payment of any such dividend will depend upon our profitability and will be subject to the discretion of our management and the approval of our board of directors. Aside from the payment of such dividends, we currently intend to retain the remainder of our available funds and any future earnings to operate and expand our business.

Our ability to pay dividends depends substantially on the payment of dividends to us by our operating subsidiaries in China. Each of the operating subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises, or WFOEs, is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital.

Our statutory reserves are not distributable as loans, advances or cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the payment of dividends by our subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends and otherwise fund and conduct our businesses. See "Risk Factors—Risks Related To Doing Business In China—We Rely On Dividends And Other Distributions On Equity Paid By Our Subsidiaries For Our Cash Needs."

In addition, if our Company is considered a PRC-resident enterprise for tax purposes, any dividends distributed by our Company to our Company's non-resident shareholders as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result, may be subject to PRC withholding tax at the rate of up to 10%, depending on the provisions of a tax treaty between the PRC and the jurisdiction in which the non-resident shareholder resides. See "Risk Factors—Risks Related To Doing Business In China—Dividends Payable By Our Company To Its Non-Resident Shareholders May Become Subject To Taxes Under The PRC Tax Laws."

Furthermore, pursuant to the Tax Arrangement, Notice 81 and the Administrative Measures, a payment of dividends by WGC to China High Enterprises Limited, which holds 100% of the equity interest in WGC, may be subject to a PRC withholding tax at a rate of 5%, if the provisions of Notice 81 and the Administrative Measures are satisfied and our overseas members are not considered to be PRC-resident enterprises for tax purposes. See "Risk Factors—Risks Related To Doing Business In China—Dividends Payable By Our Company To Its Non-Resident Shareholders May Become Subject To Taxes Under The PRC Tax Laws." and see also "Taxation—People's Republic of China Taxation." We are actively monitoring the withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

If we pay any dividends, the Depositary will distribute such payments to our ADS holders to the same extent as holders of the corresponding numbers of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2010:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect the automatic conversion of all outstanding convertible preference shares into ordinary shares upon the closing of this offering; and

  •
  on a pro forma as adjusted basis to to further reflect the issuance and sale of 5,500,000 ADSs, assuming an initial public offering price of $8.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters' option to purchase additional ADSs and no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus.

The "pro forma" column in the table below assumes that all issued and outstanding Class A, Class B and Class C convertible preference shares have been fully converted into ordinary shares as contemplated by a share exchange agreement (see "Our Corporate Structure and History").

The pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Operating and Financial Review and Prospects."

	As of March 31, 2010
	Actual		Pro forma		Pro forma As adjusted
	RMB	$	RMB	$	RMB	$
	(in thousands)
Short-term bank borrowings(1)	123,200	18,049	123,200	18,049	123,200	18,049
Long-term bank borrowings	—	—	—	—	—	—
Shareholders' equity
Ordinary Shares: $0.001 (RMB0.0068259) par value 14,847,811 shares authorize, actual; 20,000,000 shares issued and outstanding, pro forma; and 25,500,000 shares issued and outstanding, pro forma as adjusted basis	101	15	137	20	174	26
Class A convertible preference shares: $0.001 (RMB0.0068259) par value, 3,711.952 issued and outstanding actual, and no share issued and outstanding, pro forma and pro forma as adjusted	—	—	—	—	—	—
Class B convertible preference shares: $0.001 (RMB0.0068259) par value, 1,065.300 issued and outstanding actual, and no share issued and outstanding, pro forma and pro forma as adjusted	—	—	—	—	—	—
Class C convertible preference shares: $0.001 (RMB0.0068259) par value, 374.907 issued and outstanding actual, and no share issued and outstanding, pro forma and pro forma as adjusted	—	—	—	—	—	—
Additional paid-in capital	227,157	33,279	227,121	33,274	511,907	74,996
Retained earnings- appropriated	41,315	6,053	41,315	6,053	41,315	6,053
Retained earnings- unappropriated	306,315	44,876	306,315	44,876	306,315	44,876
Accumulated other comprehensive income (loss)	(228)	(33)	(228)	(33)	(228)	(33)
Total Shareholdes' equity	574,660	84,190	574,660	84,190	859,483	125,918
Total capitalization	697,860	102,239	697,860	102,239	982,683	143,967

(1)
As of March 31, 2010, short-term bank loan of RMB13.5 million ($2.0 million) were secured by our land use rights and buildings, all other short-term bank borrowings were secured by third party guarantees.

 DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Net tangible book value represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities. Our historical net tangible book value as of March 31, 2010 was RMB523,668,030 ($76,718,925), or RMB35.27 ($5.17) per ordinary share (and per ADS) based on 14,847,811 ordinary shares issued and outstanding as of March 31, 2010. Our as adjusted net tangible book value per share as of March 31, 2010, which assumes that all of the issued and outstanding Class A, Class B and Class C convertible preference shares have been fully converted into an aggregate 5,152,189 ordinary shares as contemplated by a share exchange agreement (see "Our Corporate Structure and History"), was approximately RMB26.18 ($3.84) per ordinary share (and per ADS), a decrease of $1.33 per ordinary share (and per ADS) as compared with our historical net tangible book value per share as of March 31, 2010.

Without taking into account any other changes in our net tangible book value after March 31, 2010, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of $8.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus, and after deduction of underwriting discounts (7%) and estimated offering expenses of this offering payable by us ($1,750,000), our (i) pro forma historical net tangible book value as of March 31, 2010 would have increased to $118, 446,425, or $5.82 per ordinary share (and per ADS) and (ii) our pro forma as adjusted net tangible book value per share, which assumes that all of the issued and outstanding Class A, Class B and Class C convertible preference shares have been fully converted into an aggregate 5,152,189 ordinary shares, would have increased to $4.65 per ordinary share (and per ADS). This represents an immediate increase in (a) our historical net tangible book value of $0.65 per ordinary share (and per ADS) and (b) our adjusted net tangible book value of $0.81 per ordinary share (and per ADS) to the existing shareholders, and an immediate dilution in (A) our historical net tangible book value of $2.68 per ordinary share (and per ADS) and (B) our adjusted net tangible book value of $3.85 per ordinary share (and per ADS) to investors purchasing ADSs in this offering. The following table illustrates such per-share dilution:

	Historical as of March 31, 2010	As Adjusted (assuming conversion of all preference shares into ordinary shares) as of March 31, 2010
Estimated initial public offering price per ordinary share:	$8.50	$8.50
Net tangible book value per ordinary share:	$5.17	$3.84
Increase per share attributable to cash payments made by investors in this offering	0.65	0.81
Adjusted net tangible book value per share after this offering	$5.82	$4.65
Amount of dilution in net tangible book value per ordinary share to new investors in this offering:	$2.68	$3.85
Amount of dilution in net tangible book value per ADS to new investors in this offering:	$2.68	$3.85

A $1.00 increase (decrease) in the assumed initial public offering price of $8.50 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $5,115,000, or by $0.25 per ordinary share and per ADS (historical) and $0.20 per ordinary share and per ADS (as adjusted, assuming that all of the issued and outstanding Class A, Class B and Class C convertible preference shares have been fully converted into an aggregate 5,152,189 ordinary shares), assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions (7%) and other expenses of the offering ($1,750, 000). The pro forma information discussed above is illustrative only. Our net tangible book value following the closing of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma (historical) basis as of March 31, 2010, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS. In the case of ADSs purchased by new investors, the consideration and price amounts are paid before deducting estimated underwriting discounts and commissions (7%) and estimated offering expenses ($1,750,000), assuming an initial public offering price of $8.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus. The total number of ordinary shares in the following table does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters. The information in the following table is illustrative only and the total consideration paid and the average price per ordinary share and per ADS for new investors is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

	Ordinary Shares Purchased		Total Consideration
					Average Price Per Ordinary Share	Average Price Per ADSs
	Number	Percent	Amount	Percent
	(in thousands, except for percentage and per share data)
Existing shareholder:	14,847,811	72.97%	$1,031	0%	$0.00	$0.00
Preference shareholder:	—	—	$18,173,694	28%	—	$3.53
New investors:	5,500,000	27.03%	$46,750,000	72%	$8.50	$8.50

Total:	20,347,811	100%	$64,924,725	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $8.50 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by $5,500,000, $5,500,000 and $0.27, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other expenses of the offering.

The following table summarizes, on a pro forma (as adjusted) basis as of March 31, 2010, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS, assuming that all of the issued and outstanding Class A, Class B and Class C convertible preference shares have been fully converted into ordinary shares as contemplated by a share exchange agreement. In the case of ADSs purchased by new investors, the consideration and price amounts are paid before deducting estimated underwriting discounts and commissions (7%) and estimated offering expenses ($1, 750,000), assuming an initial public offering price of $8.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus. The total number of ordinary shares in the following table does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters. The information in the following table is illustrative only and the total consideration paid and the average price per ordinary share and per ADS for new investors is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

	Ordinary Shares Purchased		Total Consideration
					Average Price Per Ordinary Share	Average Price Per ADSs
	Number	Percent	Amount	Percent
	(in thousands, except for percentage and per share data)
Existing shareholders	20,000,000	78.43%	$18,174,725	28%	$0.91	$0.91
New investors	5,500,000	21.57%	$46,750,000	72%	$8.50	$8.50

Total	25,500,000	100%	$64,924,725	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $8.50 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by $5,500,000, $5,500,000 and $0.22, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other expenses of the offering.

The discussion and tables above also assume no exercise of any outstanding share options.

 EXCHANGE RATE INFORMATION

We conduct all of our business operations in and from China and all of our sales and a significant portion of our costs and expenses are denominated in Renminbi. Periodic reports made to shareholders will be expressed in Renminbi with translations of Renminbi amounts into U.S. dollars at the then-current exchange rate solely for the convenience of the reader. For all dates and periods through December 31, 2008, exchange rates of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.8258 to $1.00, the exchange rate set forth as of March 31, 2010. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
Year ended December 31,
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6081	7.3040	7.8127
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8313	6.8176	6.8470
Most recent six months
November 2009	6.8265	6.8271	6.8300	6.8255
December 2009	6.8259	6.8275	6.8299	6.8244
January 2010	6.8268	6.8269	6.8295	6.8258
February 2010	6.8258	6.8285	6.8330	6.8258
March 2010	6.8258	6.8262	6.8270	6.8254
April 2010	6.8247	6.8256	6.8229	6.8275
May 2010	6.8305	6.8275	6.8268	6.8296
June 2010 (through June 4)	6.8268	6.8281	6.8268	6.8296

(1)
Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

Source: Federal Reserve Statistical Release

 ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

  •
  political and economic stability;

  •
  an effective judicial system;

  •
  a favorable tax system;

  •
  the absence of exchange control or currency restrictions; and

  •
  the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

  •
  the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

  •
  Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our current operations are conducted in China, and all of our assets are located in China. Some of our directors and officers are nationals or residents of jurisdictions other than the United States and a portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CorpDirect Agents, Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder, our counsel as to Cayman Islands law, and The B&D Law Firm, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would:

  •
  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  •
  entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar fiscal obligations and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation without any re-examination of the merits of the underlying dispute. The Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without a retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.

According to our Hong Kong counsel, there are currently no reciprocal enforcement arrangements for judgments between the United States and Hong Kong. However, a judgment issued by a U.S. court would be treated as constituting a cause of action and a summary judgment could be sought in the Hong Kong courts. The Hong Kong courts could enter judgments in such proceedings, without re-examination of the merits of the original judgment, provided that: (1) the original court is of competent jurisdiction; (2) the original judgment is final and conclusive; (3) the original judgment is between the same parties (or their privies) as those before the Hong Kong court; (4) the original judgment is not for multiple damages (as defined by the Protection of Trading Interests Ordinance, Chapter 471 of the Laws of Hong Kong); (5) the original judgment is for a fixed sum of money and not for a tax, fine or penalty; (6) the original judgment is not obtained by fraud, or in proceedings contrary to substantial justice and its enforcement is not contrary to Hong Kong public policy; (7) the writ in Hong Kong is issued within twelve years after the date on which the original judgment becomes enforceable; and (viii) the original judgment is not inconsistent with a Hong Kong judgment in respect of the same points at issue between the same parties.

The B&D Law Firm has advised us further that the recognition and enforcement of foreign judgments in the PRC are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions, provided that the foreign judgments do not violate the basic principles of laws of the PRC or its sovereignty, security or social and public interests.

SELECTED CONSOLIDATED FINANCIAL DATA

The following audited consolidated statements of operations data for each of the years ended December 31, 2007, 2008 and 2009 and the audited balance sheets data as of December 31, 2006, 2007, 2008 and 2009 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The following unaudited condensed consolidated statements of operations data for the three months ended March 31, 2009 and 2010 and the unaudited balance sheet data as of March 31, 2010 are derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus. The selected financial data for the year ended December 31, 2005 cannot be provided without unreasonable effort and expense because of the lack of accounting records for the period available to us, and the fact that available records were not prepared in accordance with U.S. GAAP. Historical results are not necessarily indicative of the results of operations for future periods. The following data is qualified in its entirety by and should be read in conjunction with "Operating and Financial Review and Prospects" and our consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statement of Operations Data:

	Year ended December 31,					Three months ended March 31,
	2006	2007	2008	2009	2009	2009	2010	2010
	RMB	RMB	RMB	RMB	$	(unaudited) RMB	(unaudited) RMB	(unaudited) $
Revenues	271,808,571	487,305,927	615,881,195	1,060,493,812	$155,365,497	176,785,834	388,768,417	56,955,729
Cost of goods sold	216,829,009	387,729,613	493,847,780	811,865,247	118,940,672	138,803,800	301,674,443	44,196,203

Gross profit	54,979,562	99,576,314	122,033,415	248,628,565	36,424,825	37,982,034	87,093,974	12,759,526
Selling, general and administrative expenses	8,417,028	10,057,899	12,928,345	22,547,881	3,303,332	4,565,186	6,637,489	972,412

Operating income	46,562,534	89,518,415	109,105,070	226,080,684	33,121,493	33,416,848	80,456,485	11,787,114
Other (income)/expenses	1,073,304	2,237,334	5,333,952	3,408,024	499,286	2,311,640	1,666,175	244,099

Income before income taxes	45,489,230	87,281,081	103,771,118	222,672,660	32,622,207	31,105,208	78,790,310	11,543,015
Income tax expense	15,504,371	28,557,072	26,640,990	56,262,029	8,242,555	6,755,750	20,339,461	2,979,792

Net income	29,984,859	58,724,009	77,130,128	166,410,631	24,379,652	24,349,458	58,450,849	8,563,223
Amortization of preference share discount	—	—	(42,000,000)	—	—	—	—	—
Participation in undistributed earnings by preference shareholders	—	—	(7,026,026)	(42,868,951)	(6,280,429)	(4,869,891)	(15,056,939)	(2,205,886)

Net income attributable to ordinary shareholders	29,984,859	58,724,009	28,104,102	123,541,680	$18,099,223	19,479,567	43,393,910	6,357,337

Earnings per share(1)
Basic and diluted	2.02	3.96	1.89	8.32	1.22	1.31	2.92	0.43
Weighted average ordinary shares outstanding:
Basic and diluted	14,847,811	14,847,811	14,847,811	14,847,811	14,847,811	14,847,811	14,847,811	14,847,811

(1)
All share and per share data have been presented to give retrospective effect to our reorganization as described in the section entitled "Our Corporate Structure and History". For the purpose of calculating basic and diluted earnings per ordinary share, the number of ordinary shares used in the calculation reflects the issuance of ordinary shares as if the reorganization took place as of the beginning of the earliest period presented and assumes that all issued and outstanding Class A, Class B and Class C convertible preference shares have been fully converted into ordinary shares.

Consolidated Balance Sheet Data:

	December 31,					March 31,
	2006	2007	2008	2009	2009	2010	2010
	RMB	RMB	RMB	RMB	$	(unaudited) RMB	(unaudited) $
Total current assets	50,711,811	127,129,510	104,986,070	251,807,507	36,890,549	312,384,767	45,765,297
Total assets	190,476,067	265,622,975	476,114,001	765,860,621	112,200,860	824,984,001	120,862,610
Total liabilities	99,344,535	126,784,933	180,134,221	249,651,232	36,574,650	250,323,784	36,673,177
Total shareholders' equity	91,131,532	138,838,042	295,979,780	516,209,389	75,626,210	574,660,217	84,189,433

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Consolidated Financial Data" and our audited consolidated financial statements and unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. Unless the context otherwise requires, the terms "we", the "Company" or "us" refers to China New Borun Corporation and its wholly-owned subsidiaries.

Overview

We are a leading producer and distributor of corn-based edible alcohol in the People's Republic of China based on tons of edible alcohol produced. Our edible alcohol products are primarily sold as an ingredient to producers of baijiu who further blend our products into finished products sold under various brand names throughout China. "Baijiu" is a grain-based alcoholic beverage, generally made from corn, wheat or barley, clear in color, with alcohol content ranging from 18% to 68%. Baijiu is sold throughout China in retail stores, bars, banquet halls, restaurants and other locations where alcoholic beverages are typically consumed. Baijiu is consumed in almost all the occasions in China where alcoholic beverage is desirable, from daily residential consumption, gatherings of family and friends, business and social occasions, to the Chinese Spring Festival celebrations. In China, consumption of baijiu is generally associated with a higher standard of living, and consumption of baijiu has grown with the expansion of the PRC economy.

We believe our in-house developed manufacturing process results in a cost effective, consistent and superior product widely sought by baijiu producers. Producers of baijiu often have distinctive taste and flavor profiles that are achieved through proprietary recipes and blending techniques. The consistency and quality of the edible alcohol we supply to them is critical to achieving these taste and flavor profiles.

During the production of edible alcohol, we also produce DDGS Feed and corn germ as by-products which are sold separately from our edible alcohol. We are also constructing facilities to manufacture liquid carbon dioxide from waste carbon dioxide emitted during our production process, in order to create an additional stream of revenue.

In China, edible alcohol can be classified into Grades A, B and C (see "Our Industry—Overview of the Chinese Edible Alcohol Industry"). Currently, we sell both Grade B and Grade C edible alcohol, and we intend to sell more Grade B edible alcohol upon completion of our capacity expansion. Grade B edible alcohol has a higher ethanol content than Grade C alcohol and thus can be sold at a higher price than Grade C edible alcohol.

We currently own and operate two facilities: one in Shouguang, Shandong Province and the other in Daqing, Heilongjiang Province. Our Shouguang facility has an annual production capacity of 160,000 tons of corn-based edible alcohol (90,000 tons of Grade B edible alcohol and 70,000 tons of Grade C edible alcohol). Our Daqing facility currently has an annual production capacity of 100,000 tons of corn-based edible alcohol (70,000 tons of Grade B edible alcohol and 30,000 tons Grade C edible alcohol). We are constructing an additional 120,000 tons of capacity (all Grade B edible alcohol) at our Daqing facility, currently expected to commence commercial production in December 2010. According to the Frost Report, we are the largest privately-owned corn-based edible alcohol producer operating in Shandong Province and Heilongjiang Province. Our Daqing facility is licensed to build up to 330,000 tons of production capacity of edible alcohol. Based on data from the

Frost Report and our knowledge of our industry, we believe we will be the largest producer of corn-based edible alcohol in China, in terms of current known production capacity following complete development of the Daqing facility.

Principal Factors Affecting our Financial Performance

We believe that the following factors will continue to affect our financial performance:

Expansion of Production Capacity

We believe that the completion of our Phase III Daqing facility in 2010 will have a material impact on our financial performance as our production capacity of edible alcohol will be increased by 46.2% to 380,000 tons from the current 260,000 tons. While the PRC edible alcohol market is characterized by total production capacity exceeding market demand, we have operated our facilities at full capacity since 2007, and to date have not experienced any difficulty in selling 100% of our production even as we expanded production capacity. When increasing production capacity, we have obtained orders from existing and new customers to take up our increased production. Furthermore, according to the Frost & Sullivan Report, the demand for edible alcohol will be increased at a CAGR of 16.6% from 4.6 million tons in 2009 to 7.3 million tons in 2012. Based on this forecast increase in market demand, the implementation of national policies restricting new production capacity and closing older, smaller producers, and our historical experience, we expect to fully utilize our new capacity at Daqing Phase III.

We believe we have been able to sell 100% of our production capacity in recent years due to our large production volume and high quality of our product making us a key supplier for leading baijiu producers, who are willing to maintain long term relationships with us in order to secure supply of our product. Our focus on the high and medium-end baijiu market has had a direct impact on the demand for our product, in particular during the recent economic downturn, as demand for baijiu in the PRC did not experience a significant decline. As a result, demand for our product remained steady, where edible alcohol suppliers primarily servicing the pharmaceutical and chemical industries experienced sharp drops in demand. Going forward, we believe the projected growth in the high and medium-end baijiu market will continue to result in uptake of 100% of our annual production.

Fluctuation of Demand for and Price of Edible Alcohol

Our revenues are primarily derived from sales of edible alcohol. Industry demand for edible alcohol increased from 2.3 million tons in 2004 to 4.6 million tons in 2009, equivalent to a CAGR of 14.9%, and as a result, we have operated at full capacity since 2007. According to the Frost & Sullivan Report, due to the strong demand for baijiu as a result of continuous growth in China's per capita disposable income and a gradual recovery of the chemical industry from the global financial crisis, the demand for edible alcohol in China is expected to grow at a CAGR of 16.6% from 2009 to 2012, reaching 7.3 million tons in 2012.

The overall supply of edible alcohol outpaced the demand for edible alcohol, and there is excess production capacity in China currently. In 2009, total production capacity of edible alcohol was 6.5 million tons while the demand for edible alcohol was 4.6 million tons, according to the Frost & Sullivan Report. To control the over expansion of capacity in the edible alcohol industry, the PRC government has implemented a series of restrictive policies to control the industry's capacity expansion since 2006. This was done primarily through the prohibition on accepting applications for the construction of new edible alcohol facilities and closing existing edible alcohol facilities with production capacity of less than 30,000 tons per annum. According to the Frost & Sullivan Report, the PRC market is one in which large edible alcohol producers are able to maintain a high capacity utilization rate due to their large exposure to and close relationship with baijiu producers, and this historically has been our experience. As a result, the Frost Report expects the production capacity of edible alcohol in China to remain stable in 2010.

We believe that the annualized average price of edible alcohol will rise in the near term due to the growing demand for edible alcohol. The price for the edible alcohol or producer will be impacted to a lesser extent by the fluctuations in the price of corn and coal used by us. While the price of corn is expected, even under adverse severe weather conditions or other unforeseen circumstances, to fluctuate in a narrow band around pricing levels set by the PRC government, we anticipate the future fluctuation in demand for and price of edible alcohol will have a significant impact on our financial performance.

Fluctuations in the Price of Corn

The primary component of our cost of goods sold is corn. As such, any significant fluctuations in corn prices may have a significant impact on our financial performance. We normally price our products according to the price of corn, coal and other raw materials and intend to pass on any increase in our costs to our customers. Historically, we have been able to pass most of the upward fluctuation of corn prices on to our customers. Our purchasing manager is assigned to closely monitor the fluctuation of corn prices. Whenever the price of corn increases more than 1% compared to the previous day's price, our head of sales and procurement is notified immediately and initiates a discussion with our CEO, our CFO, and our general managers. Once management agrees to adjust the sales price of edible alcohol, the sales department is notified for immediate execution.

Moreover, the PRC government coordinates the price of corn by annually setting the price for government-owned granaries to buy and sell corn. The market price of corn will normally fluctuate in a narrow band around the government price in response to market conditions. While any significant fluctuations in corn price due to severe weather conditions, massive crop failure or any other unforeseen circumstance may result in corn price increases too large to be passed on to our customers, we in general expect in the future we will continue to be able to upwardly adjust the price of our edible alcohol in response to increases in corn price. However, any inability to do so would directly impact our gross profit margins.

Historically, the price of corn is lower during harvest season and higher in non-harvest season. To stabilize and lower our cost of corn, we started to enter into framework agreements with local granaries in Heilongjiang province in November 2009. Such supply contracts provide us access to corn at prices which we believe have historically been below the spot market price in the off season and times of high price volatility due to crop failures and other factors. These arrangements allow us to purchase corn at a lower price during the harvest season and to transport the corn to our facility to meet our production needs during the non-harvest season. We pay 10% to 20% of our purchase amounts as security deposits to these granaries, which in some cases then borrow funds from the Agricultural Development Bank to obtain loans to purchase corn according to our requests. We will then request that the granaries deliver their corn during the non-harvest season to satisfy our corn consumption needs in our Shouguang and Daqing facilities. We pay the granaries a storage fee and the interest for the loans they obtained from the Agricultural Development Bank (ADB). We have an oral agreement with the ADB regarding these funding arrangements, but no formal contractual commitment from ADB. We believe that our supply arrangements with the Heilongjiang granaries will lower our overall price of corn, however we cannot be certain that corn prices will not drop significantly in the non-harvest season, which could result in our corn supply arrangements effectively increasing our corn costs.

Expansion of Our Product Mix and Sales Network

We have our own sales team to market our products, and we do not sell our products through any distributors. Our sales teams in the Shandong Province and the Heilongjiang Province market our products directly to our customers. Most of our existing customers of products produced at our Shouguang facility are located in Shandong province, and most of our existing customers for products produced at our Daqing facility are located in Heilongjiang province. Moreover, before 2009, we only sold Grade C edible alcohol which has an alcohol concentration of 95.0%.

As a part of our development strategy, we built Phase II of our Shouguang Facility and Phase II of our Daqing Facility to produce Grade B edible alcohol, which has an alcohol concentration of 95.5%, and began selling Grade B edible alcohol in August 2009. We intend to continue our expansion into the Grade B edible alcohol market by increasing the production capacity of our Grade B edible alcohol through the construction of Phases III and IV at our Daqing facility. Upon the completion of Phase III at our Daqing facility, we expect the majority of our production capacity will be used to produce Grade B edible alcohol. In connection with our growth plan, we also intend to expand into key strategic markets for Grade B edible alcohol. We have already commenced sales operations in Sichuan, Jiangsu and Anhui Province and intend to expand into Guizhou Province. Going forward, as Grade B edible alcohol generally sells for higher prices and higher margins than Grade C edible alcohol, we anticipate our results of operations will be positively affected as we expand our product mix and our sales network.

Component of Revenues and Expenses

Revenues

We derive revenues from sales of edible alcohol, which comprises the majority of our sales, and its by-products, including DDGS Feed and corn germ. In the near future, as a result of the installation of carbon dioxide recycling equipment in our manufacturing facilities, we expect to generate revenue from the sale of liquid carbon dioxide as well.

Our revenues are significantly influenced by our pricing power and sales volumes of our products. We price our products based on several factors, including manufacturing costs, market conditions and, to a lesser extent, size of purchase orders.

Cost of Goods Sold

Cost of goods sold consists of raw material costs, utility costs, direct labor costs, material consumption in overhead, depreciation and other overhead. Our cost of goods sold is affected primarily by the cost of corn and coal, which made up 82.8% and 9.6% of our cost of goods sold in the year ended December 31, 2009, respectively and 83.5% and 9.6% of our cost of goods sold in the three months ended March 31, 2010, respectively. The cost of both corn and coal are volatile and can vary as a result of a wide variety of factors, including weather, market condition, government regulation and general economic conditions, all of which are outside of our control. We expect our cost of goods sold, including our raw materials costs, to increase significantly as our manufacturing capacity expands and as prices for raw materials continue to increase.

Gross Profit

Our gross profit consists of revenues less cost of goods sold. Our gross profit margin is mainly affected by production efficiency, pricing conditions, volume of sales, raw material cost and also temporary market conditions. We maintained gross profit of 20.4%, 19.8%, 23.4% and 22.4% for the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2010, respectively. The primary driver for our gross profit levels is our ability to maintain the pricing differential between our purchase price for corn and our sales price for edible alcohol. This differential dropped significantly in 2009, that is, our price of corn increased and we were unable, due to economic conditions in the PRC, to pass on that price increase to our customers. We were, however, able to maintain and in fact increase our gross profit margin in the year ended December 31, 2009 and in the three months ended March 31, 2010 due to the increase in DDGS Feed and corn germ produced in our manufacturing process. We realized these increases in byproduct manufacture through improvements in our production process, and expect these increased levels of DDGS Feed and corn germ output to continue going forward.

Generally, while we expect our gross profit margins to increase slightly in the next few years, we also expect the following to negatively impact our gross profit margin:

  •
  Our raw material prices are expected to continue to increase;

  •
  Increasing labor costs; and

  •
  Stricter control over the alcohol industry by the PRC Government, which would likely cause additional costs to be incurred in the future in order to comply with the stricter requirements.

We expect to offset any negative impact on our gross profit margin to a certain extent by:

  •
  Focusing on higher quality products sold to higher tier customers which will allow us to command higher margins;

  •
  Implementing a new sourcing strategy to control our raw material costs; and

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  Continued research and development efforts to further improve our manufacturing process to consume less raw materials and energy, manufacture our products more efficiently and produce value-added by-products, such as liquid carbon dioxide.

Operating Expenses

Our operating expenses primarily consist of selling expenses and general and administrative expenses.

  Selling Expenses

Our selling expenses consist primarily of sales employee salaries, travelling and other business development expenses and other miscellaneous items. We expect that our selling expenses will increase as we expand our sales force in connection with our expansion.

  General and Administrative Expenses

General and administrative expenses consist primarily of salary and benefits for our management and administrative personnel, office expenses, traveling and entertainment expenses, insurance premiums, amortization and depreciation on computers and other office equipment, consulting and auditing fees and other administrative costs and expenses.

We expect our general and administrative expenses to increase upon the closing of this offering and our listing on the New York Stock Exchange, in connection with our obligation to comply with the reporting requirements under the Exchange Act as well as other requirements under the Sarbanes-Oxley Act. See "Risk Factors—We Will Incur Increased Costs As A Result Of Being A Public Company."

Interest Expense

Interest expense consists of interest expense associated with short-term borrowings from banks which mature at various dates within the year.

Income Taxes

  Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company, irrespective of its residential status, is subject to tax on all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong. No tax is levied on profits arising abroad, even if they are remitted to Hong Kong. Therefore, our subsidiary, China High, was not subject to income tax for the years ended December 31, 2007, 2008, and 2009 and for the three months ended March 31, 2009 and 2010, since all the profits were derived from its direct and indirect subsidiaries in the PRC. The income tax rate for the year 2009 was 16.5% in Hong Kong.

  China

In accordance with the relevant tax laws and regulations of the PRC, a company registered in the PRC is subject to state and local income taxes within the PRC at the applicable tax rate on its taxable income. The PRC enterprise income tax ("EIT") was assessed at a rate of 33% of taxable income of Shandong Borun and Daqing Borun for the year of 2007. On March 16, 2007, the National People's Congress of China enacted a new EIT law, under which foreign invested enterprises, such as WGC, and domestic companies would be subject to EIT at a uniform rate of 25%. The new EIT law became effective on January 1, 2008 and the enterprise income tax rate paid by our PRC entities in 2008 was 25%. There was no income tax incentive to our PRC entities from the local government in the years ended December 31, 2007, 2008, and 2009 and in the three months ended March 31, 2009 and 2010.

Critical Accounting Policies, Estimates and Assumptions

Basis of Presentation and Consolidation

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The consolidated financial statements include the financial statements of China High, WGC, Shangdong Borun and Daqing Borun. All significant inter-company transactions and balances have been eliminated upon consolidation.

Segment Reporting

The Company operates and manages its business as a single segment. As the Company primarily generates its revenues from customers in the PRC, no geographical segments are presented.

Revenue Recognition

We recognize revenue in accordance with ASC 605, Revenue Recognition, when persuasive evidence of an arrangement exists, the price is fixed or determinable, collection is reasonably assured and delivery of products has occurred or services have been rendered. Delivery occurs upon receipt of products by the customers at the customers' warehouse or designated destination, or at the time products are picked up by the customers at our warehouse.

Cost of Goods Sold

Our cost of goods sold include product costs, shipping and handling costs, and costs related to inventory adjustments, including write downs for excess and obsolete inventory. Product costs include raw materials, production overhead costs, amortization of production license, and depreciation of property, plant and equipment used directly or indirectly for production.

Inventories

Our inventories are stated at the lower of cost or market determined using the weighted average method which approximates cost and estimated net realizable value. Cost of work in progress and finished goods comprise direct material, direct production costs and an allocated portion of production overhead costs based on normal operating capacity.

Property, Plant, and Equipment, net

Property, plant, and equipment are recorded at cost. Significant additions or improvements extending useful lives of assets are capitalized. Maintenance and repairs are charged to expense as incurred. Depreciation is calculated using the straight-line method (after taking into account their respective estimated residual value) over the estimated useful lives as follows.

Buildings and improvements	20 to 30	Years
Machinery	10	Years
Office equipment and furnishing	3 to 5	Years
Motor vehicles	4 to 5	Years

Income Taxes

We follow ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

We adopted ASC 740-10-25 on January 1, 2007, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. We must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. We did not recognize any additional liabilities for uncertain tax positions as a result of the implementation of ASC 740-10-25.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued ASC 810-10-65, Consolidation, which applies to all companies that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. ASC 810-10-65 is effective for us on January 1, 2009. Earlier adoption is prohibited. We adopted ASC 810-10-65 on January 1, 2009 and the adoption of ASC 810-10-65 did not have any impact on our results of operations or financial position.

In May 2009, the FASB issued ASC 855, Subsequent Events. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. Our management evaluated all events or transactions that occurred after December 31, 2009 up through June 8, 2010, the date the financial statements were issued. During these periods, we did not have any material recognizable subsequent events required to be disclosed other than those disclosed in Note 18 to the audited consolidated financial statements included elsewhere in the prospectus for the year ended December 31, 2009 and in Note 8 to the unaudited condensed consolidated financial statements for the three months ended March 31, 2010.

In April 2009, the FASB issued three related staff positions to clarify the application of FASB ASC 820 to fair value measurements in the current economic environment, modify the recognition of other-than-temporary impairments of debt securities, and require companies to disclose the fair value of financial instruments in interim periods. The final staff positions are effective for interim and annual periods ending after June 15, 2009.

  •
  FASB ASC 820 (Transitional 820-10-65-4)—which provides guidance on how to determine the fair value of assets and liabilities under FASB ASC 820 in the current economic environment and reemphasizes that the objective of a fair value measurement remains the price that would be received to sell an asset or paid to transfer a liability at the measurement date.

  •
  FASB ASC 320—which modifies the requirements for recognizing other-than-temporarily impaired debt securities and significantly changes the existing impairment model for such securities. It also modifies the presentation of other-than-temporary impairment losses and increases the frequency of and expands already required disclosures about other-than-temporary impairment for debt and equity securities.

  •
  FASB ASC 820-10-50—which requires disclosures of the fair value of financial instruments within the scope of FASB ASC 820 in interim financial statements, adding to the current requirement to make those disclosures in annual financial statements. The staff position also requires that companies disclose the method or methods and significant assumptions used to estimate the fair value of financial instruments and a discussion of changes, if any, in the method or methods and significant assumptions during the period.

In June 2009, the Financial Accounting Standards Board ("FASB") issued its final Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162" ("SFAS No. 168"). SFAS No. 168 established the FASB Accounting Standards Codification ("ASC") as the single source of authoritative U.S. GAAP to be applied by nongovernmental entities in the preparation of financial statements. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance in the ASC carries an equal level of authority. The ASC supersedes all previously existing non-SEC accounting and reporting standards. The ASC simplifies user access to all authoritative U.S. GAAP by reorganizing previously issued U.S. GAAP pronouncements into approximately 90 accounting topics within a consistent structure, without creating new accounting and reporting guidance. The ASC became effective for financial statements issued for interim and annual periods ending after September 15, 2009; accordingly, we adopted the ASC in the third quarter of fiscal 2009. Following SFAS No. 168, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead, it will issue Accounting Standards Updates. The FASB will not consider Accounting Standards Updates as authoritative in their own right; these updates will serve only to update the ASC, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the ASC. For the discussion herein, we refer to ASC citations that relate to ASC Topics and their descriptive titles, as appropriate, and no longer refer to citations that relate to accounting pronouncements superseded by the ASC.

In June 2009, the FASB issued ASC 860, which eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor's interest in transferred financial assets. FASB ASC 860 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. The adoption of FASB ASC 860 in 2010 did not have a material impact to the Company's consolidated financial statements.

In September 2009, the FASB issued new accounting guidance related to the revenue recognition of multiple element arrangements. The new guidance states that if vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, companies will be required to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. The accounting guidance will be applied prospectively and will become effective during the first quarter of 2011. Early adoption is allowed. The Company adopted this guidance beginning January 1, 2010 and the Company did not have a material impact to the Company's consolidated financial statements.

In January 2010, the FASB issued new accounting guidance related to the disclosure requirements for fair value measurements and provided clarification for existing disclosure requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. presenting the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosure are effective for fiscal years beginning after December 15, 2009, except for the disclosure requirements related to the purchases, sales, issuances and settlements in the rollforward activity of Level 3 fair value measurements. Those disclosure requirements are effective for fiscal years ending after December 31, 2010. The Company adopted this accounting guidance effective January 1, 2010 and the adoption did not have a material impact to the Company's consolidated financial statements.

Results of Operations

The following tables set forth selected income statement data and each item as a percentage of our revenues for the periods indicated.

	Year ended December 31,				Three months ended March 31,
	2007	2008	2009	2009	2009	2010	2010
	RMB	RMB	RMB	$	(unaudited) RMB	(unaudited) RMB	(unaudited) $
Revenues	487,305,927	615,881,195	1,060,493,812	155,365,497	176,785,834	388,768,417	56,955,729
Cost of goods sold	387,729,613	493,847,780	811,865,247	118,940,672	138,803,800	301,674,443	44,196,203

Gross profit	99,576,314	122,033,415	248,628,565	36,424,825	37,982,034	87,093,974	12,759,526
Selling, general and administrative expenses	10,057,899	12,928,345	22,547,881	3,303,332	4,565,186	6,637,489	972,412

Operating income	89,518,415	109,105,070	226,080,684	33,121,493	33,416,848	80,456,485	11,787,114
Other (income) expenses	2,237,334	5,333,952	3,408,024	499,286	2,311,640	1,666,175	244,100

Income before income taxes	87,281,081	103,771,118	222,672,660	32,622,207	31,105,208	78,790,310	11,543,015
Income tax expense	28,557,072	26,640,990	56,262,029	8,242,555	6,755,750	20,339,461	2,979,792

Net income	58,724,009	77,130,128	166,410,631	24,379,652	24,349,458	58,450,849	8,563,223

	Year ended December 31,			Three months ended March 31,
	2007	2008	2009	2009	2010
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	79.6%	80.2%	76.6%	78.5%	77.6%

Gross profit	20.4%	19.8%	23.4%	21.5%	22.4%
Selling, general and administrative expenses	2.0%	2.1%	2.1%	2.6%	1.7%

Operating income	18.4%	17.7%	21.3%	18.9%	20.7%
Other (income) expenses	0.5%	0.9%	0.3%	1.3%	0.4%

Income before income taxes	17.9%	16.8%	21.0%	17.6%	20.3%
Income tax expense	5.8%	4.3%	5.3%	3.8%	5.2%

Net income	12.1%	12.5%	15.7%	13.8%	15.1%

Revenues for the years ended December 31, 2007, 2008 and 2009, and the three months ended March 31, 2009 and 2010 were comprised of the following:

	Year ended December 31,				Three months ended March 31,
	2007	2008	2009	2009	2009	2010	2010
	RMB	RMB	RMB	$	(unaudited) RMB	(unaudited) RMB	(unaudited) $
Revenue by amount
Edible alcohol	376,411,354	454,920,795	728,765,152	106,766,262	125,683,118	275,079,395	40,299,949
DDGS feed	66,183,039	100,809,855	225,927,391	33,099,035	36,423,467	69,848,669	10,233,038
Corn Germ	42,295,570	57,500,714	102,298,397	14,987,019	14,072,569	42,787,599	6,268,511
Others	2,415,964	2,649,831	3,502,872	513,181	606,680	1,052,754	154,231

Total	487,305,927	615,881,195	1,060,493,812	155,365,497	176,785,834	388,768,417	56,955,729

Revenue by %
Edible alcohol	77.2%	73.9%	68.7%	68.7%	71.1%	70.7%	70.7%
DDGS feed	13.6%	16.4%	21.3%	21.3%	20.6%	18.0%	18.0%
Corn Germ	8.7%	9.3%	9.7%	9.7%	8.0%	11.0%	11.0%
Others	0.5%	0.4%	0.3%	0.3%	0.3%	0.3%	0.3%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Results of Operations for the Three Months Ended March 31, 2009 Compared to Three Months Ended March 31, 2010

Revenues increased by RMB212.0 million ($31.1 million), or 119.9%, to RMB388.8 million ($57.0 million) for the three months ended March 31, 2010 from RMB176.8 million ($25.9 million) for the three months ended March 31, 2009. The increase was primarily due to the following:

  •
  An increase in edible alcohol sales by approximately RMB149.4 million ($21.9 million), or 118.9%, from RMB125.7 million ($18.4 million) for the three months ended March 31, 2009 to RMB275.1 million ($40.3 million) for the three months ended March 31, 2010 primarily as a result of an increase in the volume of our products sold during this period due to the commencement of commercial production of Phase II of our Shouguang and Daqing facilities, and increase of sales price due to the economic recovery. We sold approximately 33,000 tons of edible alcohol for the three months ended March 31, 2009 compared to approximately 60,700 tons in the same period of 2010 which resulted in an increase of 27,700 tons or 83.9%. Our actual production for the three months ended March 31, 2009 was 33,100 tons of edible alcohol, as compared to 57,200 tons for the three months ended March 31, 2010, representing an increase of 24,100 tons, or 72.8%. The utilization rate of our production facilities for the three months ended March 31, 2010 was 88% due to maintenance of Daqing Phase I facility in January 2010 and holidays of Chinese New Year's holiday in February 2010. We operated at full capacity in March 2010. The weighted average sales price of edible alcohol was approximately RMB3,810 ($558.2) per ton for the three months ended March 31, 2009 compared to RMB4,533 ($664.1) per ton in the same period in 2010, an increase in weighted average sales price of RMB724 ($106.1) per ton, or 23.5%. The increase was mainly due to the recovery of the economic downturn.

  •
  An increase in DDGS Feed sales by approximately RMB33.4 million ($4.9 million), or 91.8%, from RMB36.4 million ($5.3 million) for the three months ended March 31, 2009 to RMB69.8 million ($10.2 million) for the three months ended March 31, 2010, due to the increase in production capacity described above and increase in sales price. We sold approximately 22,320 tons of DDGS Feed for the three months ended March 31, 2009 compared to approximately 39,050 tons in the same period of 2010, representing an increase in sales of 16,730 tons, or 75.0%. The weighted average sales price of DDGS Feed was approximately RMB1,632 ($239.0) per ton for DDGS Feed sales for the three months ended March 31, 2009, compared to RMB1,789 ($262.0) per ton in the same period in 2010, an increase in weighted average sales price of RMB157 ($23.0) per ton, or 9.6%. The increase was mainly due to strong domestic market demand for this product.

  •
  An increase in Corn Germ sales by approximately RMB28.7 million ($4.2 million), or 204.0%, from RMB14.1 million ($2.1 million) for the three months ended March 31, 2009 to RMB42.8 million ($6.3 million) due to increase in ability to meet demand from customers and increase of sales price due to economic recovery. We sold approximately 5,500 tons of Corn Germ in the three months ended March 31, 2009 compared to approximately 13,160 tons in the same period of 2010, representing an increase in sales of 7,660 tons, or 139.3%. The weighted average sales price of Corn Germ was approximately RMB2,555 ($374.4) per ton for Corn Germ sales for the three months ended March 31, 2009, compared to RMB3,251 ($476.3) per ton in the same period in 2010, representing an increase in weighted average sales price of RMB696 ($101.9) per ton, or 27.2%. The increase of sales volume was due to our expansion of production capacity since August 2009 described above. The increase of weighted average sales price of Corn Germ was mainly due to the recovery of corn oil export from China. Thus, the price of Corn Germ, the main raw material of corn oil, rose accordingly.

Gross Profit

Gross profit increased by RMB49.1 million ($7.2 million), or 129.3%, to RMB87.1 million ($12.8 million), or 22.4% of revenues, for the three months ended March 31, 2010, from RMB38.0 million ($5.6 million), or 21.5% of revenues, for the three months ended March 31, 2009. The increase was primarily due to the following:

  •
  Increase in revenues by RMB212.0 million ($31.1 million), or 119.9%, to RMB388.8 million ($57.0 million) in the three months ended March 31, 2010 from RMB176.8 million ($25.9 million) in the three months ended March 31, 2009.

  •
  Higher production yields of edible alcohol, DDGS Feed and corn germ due to improvements in production techniques.

  •
  Increase of average sales price for each of our products marginally offset by increase of average purchase price of corn.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by RMB2.1 million ($0.3 million), or 45.4%, to RMB6.6 million ($1.0 million), for the three months ended March 31, 2010 from RMB4.6 million ($0.7 million), for the three months ended March 31, 2009. The increase was primarily due to the following:

  •
  General and administrative expenses increased by RMB2.1 million ($0.3 million), or 52.8%, from RMB3.9 million ($0.6 million) in the three months ended March 31, 2009 to RMB6.0 million ($0.9 million) in the three months ended March 31, 2010, primarily due to general and administrative expenses for the acquisition of Daqing Borun, which amounted to an increase of RMB1.5 million ($0.2 million).

Other (Income)/Expenses

Other expenses was RMB1.7 million ($0.2 million), primarily consisting of interest expense of RMB2.1 million ($0.3 million) and other income of RMB0.4 million ($0.1 million) for the three months ended March 31, 2010 compared to interest expense of RMB2.6 million ($0.4 million) and other income of RMB0.3 million ($0.04 million) for the three months ended March 31, 2009. Interest expense decreased from RMB2.6 million ($0.4 million) for the three months ended March 31, 2009 to RMB2.1 million ($0.3 million) for the three months ended March 31, 2010 primarily due to a decrease in the weighted average interest rate of our short-term borrowings in the three months ended March 31, 2010 compared to the three months ended March 31, 2009.

Income Tax Expenses

We recorded RMB6.8 million ($1.0 million) income tax expenses in the three months ended March 31, 2009, compared to income tax expense of RMB20.3 million ($3.0 million) in the three months ended March 31, 2010. Since the effective tax rate remained relatively stable, the increase is consistent with the increase of our income before income tax expenses.

Results of Operations for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2009

Revenues

Revenues increased by RMB444.6 million ($65.1 million), or 72.2%, to RMB1,060.5 million ($155.4 million) in the year ended December 31, 2009 from RMB615.9 million ($90.2 million) in the year ended December 31, 2008. The increase was primarily due to the following:

  •
  An increase in edible alcohol sales by approximately RMB273.9 million ($40.1 million), or 60.2%, from RMB454.9 million ($66.6 million) in the year ended December 31, 2008 to RMB728.8 million ($106.8 million) in the year ended December 31, 2009 primarily due to an increase in production capacity through acquisition of the Daqing facility in July 2008 (actual production began in January 2009) and the commencement of commercial production of Phase II of our Shouguang facility in August 2009. We sold approximately 96,700 tons of edible alcohol in the year ended December 31, 2008 compared to approximately 181,800 tons in the same period of 2009, representing an increase of 85,100 tons or 88.0%. Operating at full capacity, our actual production for the year ended December 31, 2008 was 89,700 tons of edible alcohol, as compared to 185,500 tons for the year ended December 31, 2009 for an increase of 95,800 tons, or 106.8%. The weighted average sales price of edible alcohol was approximately RMB4,707 ($689.6) per ton for the year ended December 31, 2008 compared to RMB4,008 ($587.2) per ton in the same period in 2009, which resulted in a decrease in weighted average sales price of RMB699 ($102.4) per ton, or 14.9%. The decrease was due to a decrease in the cost of corn and price pressure resulting from the economic downturn.

  •
  An increase in DDGS Feed sales by approximately RMB125.1 million ($18.3 million), or 124.1%, from RMB100.8 million ($14.8 million) for the year ended December 31, 2008 to RMB225.9 million ($33.1 million) for the year ended December 31, 2009, due to the increase in production capacity described above. We sold approximately 61,000 tons of DDGS Feed in the year ended December 31, 2008 compared to approximately 125,900 tons in the same period of 2009, representing an increase in sales of 64,900 tons, or 106.4%. The weighted average sales price of DDGS Feed was approximately RMB1,652 ($242.0) per ton for DDGS Feed sales for the year ended December 31, 2008, compared to RMB1,794 ($262.8) per ton in the same period in 2009, representing an increase in weighted average sales price of RMB142 ($20.8) per ton, or 8.6%. The increase was due to strong domestic market demand for this product.

  •
  An increase in Corn Germ sales by approximately RMB44.8 million ($6.6 million), or 77.9%, from RMB57.5 million ($8.4 million) for the year ended December 31, 2008 to RMB102.3 million ($15.0 million) due to increase in ability to meet demand from customers. We sold approximately 13,800 tons of Corn Germ in the year ended December 31, 2008 compared to approximately 36,300 tons in the same period of 2009, representing an increase in sales of 22,500 tons, or 163.0%. The weighted average sales price of Corn Germ was approximately RMB4,169 ($610.8) per ton for Corn Germ sales for the year ended December 31, 2008, compared to RMB2,816 ($412.5) per ton in the same period in 2009, representing a decrease in weighted average sales price of RMB1,353 ($198.2) per ton, or 32.5%. The increase of sales volume was due to our expansion of production capacity in 2009 described above. The decrease of weighted average sales price of Corn Germ was mainly due to an overall decline of corn oil export from China as a result of the economic downturn in 2009. Thus, the price of Corn Germ, the main raw material of corn oil, dropped accordingly.

Gross Profit

Gross profit increased by RMB126.6 million ($18.5 million), or 103.7%, to RMB248.6 million ($36.4 million), or 23.4% of revenues, for the year ended December 31, 2009, from RMB122.0 million ($17.9 million), or 19.8% of revenues, for the year ended December 31, 2008. The increase was primarily due to the following:

  •
  Increase in revenues by RMB444.6 million ($65.1 million), or 72.2%, to RMB1,060.5 million ($155.4 million) in the year ended December 31, 2009 from RMB615.9 million ($90.2 million) in the year ended December 31, 2008.

  •
  Higher production yields of edible alcohol, DDGS Feed and corn germ due to improvements in production techniques.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by RMB9.6 million ($1.4 million), or 74.4%, to RMB22.5 million ($3.3 million), for the year ended December 31, 2009 from RMB12.9 million ($1.9 million), for the year ended December 31, 2008. The increase was primarily due to the following:

  •
  Selling expenses increased 65.1% from RMB1.4 million ($0.2 million) in the year ended December 31, 2008 to RMB2.4 million ($0.3 million) in the year ended December 31, 2009 primarily due to additional expenses incurred in Daqing Borun including newly hired sales employees salaries, promotion expenses and other expenses totaling approximately RMB1.0 million ($0.1 million).

  •
  General and administrative expenses increased by RMB8.7 million ($1.3 million), or 75.6%, from RMB11.5 million ($1.7 million) in the year ended December 31, 2008 to RMB20.2 million ($3.0 million) in the year ended December 31, 2009, primarily due to general and administrative costs for the acquisition of Daqing Borun, which amounted to an increase of RMB8.6 million ($1.3 million).

Other (Income)/Expenses

Other expenses was RMB3.4 million ($0.5 million), primarily consisting of interest expense of RMB10.0 million ($1.5 million) and other income of RMB6.2 million ($0.9 million) primarily related to subsidy income received from the local government as incentives to renovate our production technology and income from disposal of obsolescent motor vehicles and outdated facilities for the year ended December 31, 2009 compared to interest expense of RMB3.0 million ($0.4 million) and other expense of RMB2.7 million ($0.4 million) primarily related to disposal of fixed assets for the year ended December 31, 2008. Interest expense increased from RMB3.0 million ($0.4 million) for the year ended December 31, 2008 to RMB10.0 million ($1.5 million) for the year ended December 31, 2009 primarily due to an increase in bank borrowings outstanding from RMB24.7 million ($3.6 million) as of December 31, 2007 to RMB89.7 million ($13.1 million) as of December 31, 2008 and to RMB143.2 million ($21.0 million) as of December 31, 2009 and offset by a decrease in the weighted average interest rate of our short-term borrowings in the year ended December 31, 2009 compared to the year ended December 31, 2008.

Income Tax Expense

We recorded RMB26.6 million ($3.9 million) income tax expenses in the year ended December 31, 2008, compared to income tax expense of RMB56.3 million ($8.2million) in the year ended December 31, 2009. Since the effective tax rate remained relatively stable, the increase is consistent with the increase of our income before income tax expenses.

Results of Operations for the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2008

Revenues

Revenues increased by RMB128.6 million ($18.8 million), or 26.4%, to RMB615.9 million ($90.2 million) in the year ended December 31, 2008 from RMB487.3 million ($71.4 million) in the year ended December 31, 2007. The increase was primarily due to the following:

  •
  An increase in edible alcohol sales by approximately RMB78.5 million ($11.5 million), or 20.9%, from RMB376.4 million ($55.1 million) in the year ended December 31, 2007 to RMB454.9 million ($66.6 million) in the year ended December 31, 2008 primarily due to the sale in 2008 of some inventory left over from 2007 and improvement in our production process effectively increasing our production capacity. Operating at full capacity, our actual production for the year ended December 31, 2007 was 83,700 tons of edible alcohol, as compared to 89,700 tons for the year ended December 31, 2008, representing an increase of 6,000 tons, or 7.2%. We sold approximately 80,100 tons of edible alcohol in the year ended December 31, 2007 compared to approximately 96,700 tons in the year ended December 31, 2008, representing an increase in sales of 16,600 tons, or 20.7%. The weighted average sales price of edible alcohol was approximately RMB4,700 ($688.6) per ton for edible alcohol for the year ended December 31, 2007 compared to RMB4,707 ($689.6) per ton for the year ended December 31, 2008.

  •
  An increase in DDGS Feed sales by approximately RMB34.6 million ($5.1 million), or 52.3%, from RMB66.2 million ($9.7 million) for the year ended December 31, 2007 to RMB100.8 million ($14.8 million) for the year ended December 31, 2008 due to the increase in production capacity described above. We sold approximately 46,900 tons of DDGS Feed in the year ended December 31, 2007 compared to approximately 61,000 tons in the year ended December 31, 2008, representing an increase of 14,100 tons, or 30.1%. The weighted average sales price of DDGS Feed was approximately RMB1,411 ($206.7) per ton for the year ended December 31, 2007, compared to RMB1,652 ($242.0) per ton for the year ended December 31, 2008, representing an increase of RMB241 ($35.3) per ton, or 17.1%. The increase was due to strong domestic market demand for this product.

  •
  An increase in corn germ sales by approximately RMB15.2 million ($2.2 million), or 35.9%, from RMB42.3 million ($6.2 million) in the year ended December 31, 2007 to RMB57.5 million ($8.4 million) in the year ended December 31, 2008 due to increase in ability to meet demand from customers. We sold approximately 10,100 tons of Corn Germ in the year ended December 31, 2007 compared to approximately 13,800 tons in the same period of 2008, representing an increase in sales of 3,700 tons, or 36.6%. The weighted average sales price of Corn Germ was approximately RMB4,200 ($615.3) per ton for Corn Germ sales for the year ended December 31, 2007, compared to RMB4,169 ($610.8) per ton in the same period in 2008. The price of corn germ remained flat due to stable demand of corn germ from corn oil manufacturers. The increase of sales volume was due to improved production yield of Corn Germ in 2008.

Gross Profit

Gross profit increased by RMB22.5 million ($3.3 million), or 22.6%, to RMB122.0 million ($17.9 million), or 19.8% of revenues, for the year ended December 31, 2008 from RMB99.6 million ($14.6 million), or 20.4% of revenues, for the year ended December 31, 2007. The increase was primarily due to the following:

  •
  Increase in revenues by RMB128.6 million ($18.8 million), or 26.4%, to RMB615.9 million ($90.2 million) in the year ended December 31, 2008 from RMB487.3 million ($71.4 million) in the year ended December 31, 2007.

  •
  Gross margin decreased due to higher average corn price in fiscal 2008 compared to fiscal 2007.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by RMB2.9 million ($0.4 million), or 28.5%, to RMB12.9 million ($1.9 million), or 2.1% of revenues, for the year ended December 31, 2008 from RMB10.1 million ($1.5 million), or 2.0% of revenues, for the year ended December 31, 2007. The increase was primarily due to the following:

  •
  Selling expenses decreased by RMB0.6 million ($0.1 million), or 28.1%, to RMB1.4 million ($0.2 million) for the year ended December 31, 2008 from RMB2.0 million ($0.3 million) for the year ended December 31, 2007. The decrease in selling expenses was primarily due to the decrease in business promotion expenses.

  •
  General and administrative expenses increased by RMB3.4 million ($0.5 million), or 42.6%, to RMB11.5 million ($1.7 million) for the year ended December 31, 2008 from RMB8.1 million ($1.2 million) for the year ended December 31, 2007. This increase was primarily due to the additional new hires as the result of the increased production capacity at our Shouguang facility and depreciation and amortization expenses for non-production related assets and also the additional general and administrative costs for the Daqing facility acquired in July 2008.

Other (Income)/Expenses

Other expenses was RMB5.3 million ($0.8 million), primarily consisting of interest expense of RMB3.0 million ($0.4 million) and other expense of RMB2.7 million ($0.4 million) primarily related to loss from disposal of obsolescent motor vehicles for the year ended December 31, 2008, compared with interest expense of RMB2.4 million ($0.3 million) and no other expense for the year ended December 31, 2007. Interest expense increased from RMB2.4 million ($0.3 million) for the year ended December 31, 2007 to RMB3.0 million ($0.4 million) for the year ended December 31, 2008 primarily due to increase in bank borrowings outstanding from RMB24.7 million ($3.6 million) at December 31, 2007 to RMB89.7 million ($13.1 million) at December 31, 2008.

Income Tax Expense

Provision for income tax expense decreased by 6.7% to RMB26.6 million ($3.9 million) for the year ended December 31, 2008 from RMB28.6 million ($4.2 million) for the same period in 2007. The decrease was primarily due to decrease of the statutory income tax rate from 33% in 2007 to 25% in 2008. As a percentage of revenue, income tax expense decreased from 5.8% for the year ended December 31, 2007 to 4.3% for the year ended December 31, 2008.

Selected Quarterly Results of Operations

The following tables present certain consolidated quarterly financial data for each of the thirteen quarters in the period from January 1, 2007 to March 31, 2010. You should read the following table in conjunction with our audited consolidated financial statements as of December 31, 2009 and related notes and unaudited condensed consolidated financial statements as of March 31, 2009 and 2010 and related notes included elsewhere in this prospectus. We have prepared the consolidated quarterly financial information on substantially the same basis as our audited annual consolidated financial statements. The consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Our operating results for any quarter are not necessarily indicative of results that may be expected for any future period.

	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues	116,643,466	133,716,858	110,199,570	126,746,033	158,867,662	139,475,742	143,045,498	174,492,293	176,785,834	169,906,968	331,138,380	382,662,630	388,768,417
Cost of goods sold	91,953,671	104,773,841	92,467,894	98,534,207	128,621,233	115,809,270	117,840,413	131,576,864	138,803,800	129,038,886	254,197,129	289,825,432	301,674,443

Gross profit	24,689,795	28,943,017	17,731,676	28,211,826	30,246,429	23,666,472	25,205,085	42,915,429	37,982,034	40,868,082	76,941,251	92,837,198	87,093,974
Operating expenses
Selling expenses	582,002	410,454	534,811	469,101	430,971	346,143	287,209	371,918	622,832	435,902	940,047	371,749	613,196
General and administrative expenses	1,841,163	1,492,369	2,019,754	2,708,245	3,272,130	2,148,722	2,886,161	3,185,091	3,942,354	2,902,411	3,099,002	10,233,584	6,024,293

	2,423,165	1,902,823	2,554,565	3,177,346	3,703,101	2,494,865	3,173,370	3,557,009	4,565,186	3,338,313	4,039,049	10,605,333	6,637,489

Operating income	22,266,630	27,040,194	15,177,111	25,034,480	26,543,328	21,171,607	22,031,715	39,358,420	33,416,848	37,529,769	72,902,202	82,231,865	80,456,485

Other (income)/expenses
Interest income	(28,172)	(27,623)	(28,293)	(29,528)	(8,101)	(9,988)	(262,218)	(64,071)	(107,110)	(65,768)	(73,915)	(115,714)	(36,824)
Interest expense	601,858	552,351	651,121	544,670	752,441	871,852	655,707	703,610	2,644,891	2,376,050	1,912,859	3,027,985	2,056,267
Others	—	—	—	950	—	300,000	2,404,720	(10,000)	(226,141)	(203,333)	(988,067)	(4,773,713)	(353,268)

	573,686	524,728	622,828	516,092	744,340	1,161,864	2,798,209	629,539	2,311,640	2,106,949	850,877	(1,861,442)	1,666,175

Income before income tax expense	21,692,944	26,515,466	14,554,283	24,518,388	25,798,988	20,009,743	19,233,506	38,728,881	31,105,208	35,422,820	72,051,325	84,093,307	78,790,310
Income tax expense	7,101,578	8,678,752	4,751,203	8,025,539	6,783,594	5,415,141	5,366,661	9,075,594	6,755,750	9,084,620	17,574,690	22,846,969	20,339,461

Net income	14,591,366	17,836,714	9,803,080	16,492,849	19,015,394	14,594,602	13,866,845	29,653,287	24,349,458	26,338,200	54,476,635	61,246,338	58,450,849

Generally, our business is not seasonal in nature. The fluctuation of quarterly revenue, gross profit and net income was consistent with the fluctuation of our operating results in the years ended December 31, 2007, 2008 and 2009 and in the three months ended March 31, 2009 and 2010.

Liquidity and Capital Resources

Cash generated from our business is our primary source of liquidity. As of December 31, 2007, December 31, 2008, December 31, 2009 and March 31, 2010, we had approximately RMB25.2 million ($3.7 million), RMB20.9 million ($3.1 million), RMB105.8 million ($15.5 million) and RMB102.7 ($15.0 million), respectively, in cash. Our cash represents cash on hand and in banks. We require cash to fund our ongoing business needs, particularly salary and benefits and costs and expenses of raw materials. Other cash needs include primarily the working capital for our daily operations and manufacturing activities, the purchase of equipment for our manufacturing facilities and expenditures related to the expansion of our manufacturing facilities.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year-ended December 31,				Three-months Ended March 31,
	2007	2008	2009	2009	2009	2010	2010
	RMB	RMB	RMB	$	(Unaudited) RMB		$
Net cash provided by operating activities	39,429,686	85,372,839	190,939,423	$27,972,193	60,045,674	27,059,468	$3,964,292
Net cash used in investing activities	(15,406,268)	(223,722,382)	(213,352,205)	(31,256,733)	(46,269,129)	(10,181,987)	(1,491,691)
Net cash provided by financing activities	(20,655,901)	133,982,500	107,558,796	15,757,684	15,300,000	(20,000,000)	(2,930,059)
Effect of foreign currency exchange translation	—	11,610	(239,818)	(35,134)	11,056	—	—
Net increase (decrease) in cash	3,367,517	(4,355,433)	84,906,196	$12,439,010	29,087,601	(3,122,519)	$(457,458)

Net Cash Provided by Operating Activities

Net cash provided by operating activities was RMB39.4 million ($5.8 million), RMB85.4 million ($12.5 million), RMB190.9 million ($28.0 million) for the years ended December 31, 2007, 2008 and 2009, respectively, and RMB60.0 ($8.8 million) and RMB27.1 million ($4.0 million) for the three months ended March 31, 2009 and 2010, respectively. The increase in cash provided by operating activities for fiscal 2008 compared to 2007 primarily reflects higher income and lower level of inventories offset by lower accounts payable balances. The increase in cash provided by operating activities for the year ended December 31, 2009 compared to the same period in 2008 was primarily due to an increase in net income, non-cash expenses and trade accounts payable, income tax payable, accrued expenses and other payables, offset by a decrease in operating cash flow due to an increased inventory balance, increased accounts receivable balance and increased prepaid expenses and other current assets. The decrease in cash provided by operating activities for the three months ended March 31, 2010 compared to the same period in 2009 was primarily due to an increased inventory balance and increased accounts receivable balance, offset by an increase in net income, non-cash expenses and trade accounts payable.

Net Cash Provided by (Used In) Financing Activities

Financing Activities—Net cash provided by (used in) financing activities was RMB(20.7) million ($(3.0) million), RMB134.0 million ($19.6 million) and RMB107.6 million ($15.8 million) for the years ended December 31, 2007, 2008 and 2009, respectively, and RMB15.3 million ($2.2 million)

and RMB(20.0) million ($(2.9) million), respectively, for the three months ended March 31, 2009 and 2010. For the year ended December 31, 2007, net cash used consisted of net cash payments on short-term borrowings of RMB15.3 million ($2.2 million) and dividend payments of RMB5.4 million ($0.8 million). For the year ended December 31, 2008, net cash provided consisted of capital contribution of RMB10.0 million ($1.5 million), proceeds from issuances of convertible preference shares of RMB70.0 million ($10.3 million), and net borrowings under short-term borrowings of RMB65.0 million ($9.5 million) offset by dividend payments of RMB11.0 million ($1.6 million). For the year ended December 31, 2009, net cash provided consisted of proceeds from issuances of convertible preference shares of RMB54.1 million ($7.9 million) and net borrowings under short-term borrowings of RMB53.5 million ($7.8 million). For the three months ended March 31, 2009, net cash provided consisted of net borrowings under short-term borrowings of RMB15.3 million ($2.2 million). For the three months ended March 31, 2010, net cash used consisted of repayment of net borrowings under short-term borrowings of RMB20.0 million ($2.9 million).

Financing Agreement—As of December 31, 2007, December 31, 2008, December 31, 2009 and March 31, 2010, we had approximately RMB24.7 million ($3.6 million), RMB89.7 million ($13.1 million), RMB143.2 million ($21.0 million) and RMB123.2 million ($18.0 million) outstanding short-term borrowings, bearing weighted average interest rates at 7.58%, 9.68%, 8.19% and 6.53% per annum respectively for the years ended December 31, 2007, 2008, 2009 and for the three months ended March 31, 2010. At March 31, 2010, with the exception of our RMB13.5 million ($2.0 million) loan from the Agricultural Development Bank of China, which is secured by our facilities including land use rights, buildings and equipment, all of our loans are secured by third party guarantees.

Our short-term borrowings mature at various dates within one year. These facilities contain no specific renewal terms or any requirement for the maintenance of financial covenants. We were able to pay off the loans on the due dates and borrow again from the same banks. We have been making this type of loan arrangement since 2006. As we expanded our business, our borrowing capacity also increased over the years. This type of financing is very similar to a revolving line of credit and is common practice in China, particularly in Shandong and Heilongjiang Provinces where our production facilities are located. Amounts outstanding under these bank loans are presented in our financial statements as short term loans.

Net Cash Used In Investing Activities

Investing Activities—Net cash used in investing activities largely reflects capital expenditures made in connection with the expansion and upgrade of our research and development and manufacturing facilities, and purchase of land use rights. Net cash used in investing activities amounted to (1) RMB15.4 million ($2.3 million) in 2007, mainly related to purchases of land use rights of RMB11.2 million ($1.6 million) and purchases of property, plant and equipment of RMB4.2 million ($0.6 million), (2) RMB223.7 million ($32.8 million) in 2008, mainly related to our acquisition of our Daqing facility of RMB93.2 million ($13.7 million) and purchases of property, plant and equipment of RMB130.5 million ($19.1 million), (3) RMB213.4 million ($31.3 million) in the year ended December 31, 2009 mainly related to purchases of property, plant and equipment for Phase II at our Shouguang and Daqing facilities of RMB175.5 million ($25.7 million) and cash used to purchase our Daqing facility of RMB45.8 million ($6.7 million), offset by proceeds from disposal of outdated production facilities, and (4) RMB10.2 million ($1.5 million) in the three months ended March 31, 2010 mainly related to payment for construction of our Liquid Carbon Dioxide project at our Shouguang facility.

Future Capital Requirements—We had cash on hand of RMB25.2 million ($3.7 million), RMB20.9 million ($3.1 million), RMB105.8 million ($15.5 million) and RMB102.7 million

($15.0 million) at December 31, 2007, 2008, 2009 and March 31, 2010, respectively. We expect our capital expenditures over the next several years to increase as we execute our expansion plan to further improve our existing facilities. Our primary planned capital expenditures for fiscal 2010 are for the expansion of our manufacturing capacity in the PRC. We expect our capital expenditures in 2010 to be approximately RMB410.0 million ($60.1 million) for the expansion of Phase III at our Daqing facility and RMB90.0 million ($13.2 million) for the construction of a liquid carbon dioxide facility at our Shouguang facility. We expect to fund these planned expenditures, including our working capital requirements, through the net proceeds from this offering and cash generated from operations, borrowings through short-term loans, and the proceeds from issuances of ordinary or preference shares and we believe that such cash generated from these activities will be sufficient for our planned expenditures including our working capital requirements.

Research and Development

We spent approximately RMB79,200 ($11,602.9), RMB120,000 ($17,580.1) and RMB201,600 ($29,534.6) during the fiscal years ended December 31, 2007, 2008 and 2009 and RMB150,400 ($22,034.0) during the three months ended March 31, 2010, respectively, on Company-sponsored research and development activities, including, without limitation, all activities in respect of our in-house developed Borun Wet Process, as determined in accordance with US GAAP.

Off-Balance Sheet Arrangements

We were the guarantor for a third party for its RMB10.0 million ($1.5 million) short-term bank loan that matured on March 25, 2010. We had agreed to guarantee this loan after the borrower had provided a guarantee to us of short-term bank loans of RMB14.7 million ($2,153,562). As of the date of this prospectus, such loan has been fully repaid. We do not believe such guarantee to be material in respect of our liquidity, capital resources, market risk support, credit risk support or other benefits. Except for such guarantee, we have no material off-balance sheet transactions. We do not have any off-balance sheet outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

We are exposed to interest rate risk due primarily to our short-term borrowings. We have RMB55.0 million ($8.1 million) of indebtedness with a fixed interest of 6.90% per annum, RMB68.2 million ($10.0 million) indebtedness bearing interest at the basic interest rate published by the People's Bank of China ("PBOC"). The basic interest rate is subject to adjustment by PBOC from time to time. The current basic interest rate published by PBOC is 5.58%. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We do not use any derivative financial instruments to manage interest rate risks.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China increased by 2.2% in the first quarter March 2010 compared with the same month in 2009.

Credit Risk

Since commencing our operations in 2000, we have not had to write off bad debts. In addition, we have very short accounts receivable cycles and short collection periods, normally, all accounts receivables are collected within one month. As a result, we believe we have no significant exposure to credit risk.

Foreign Currency Risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China's political and economic condition. Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day and the People's Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. This change in policy has resulted in an appreciation of the RMB against the U.S. dollar of approximately 6.5% and 6.4% in 2007 and 2008, respectively. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and reduce their level of intervention in the foreign exchange market. Because substantially all of our earnings and cash assets are denominated in Renminbi and the net proceeds from this offering will be denominated, and we maintain our consolidated financial statements in Renminbi, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollars without giving effect to any underlying change in our business or results of operations. Fluctuations in the Renminbi/U.S. dollar exchange rate will also affect the relative value of any dividend we reserve that will be exchanged into U.S. dollars and earnings from, and the value of, any Renminbi-denominated investments we make in the future. We have not entered into any hedging transactions that would reduce or increase our exposure to this foreign currency exchange risk. If the value of the Renminbi was to increase after the closing of this offering but before we invested the proceeds in assets denominated in Renminbi or to pay Renminbi-denominated expenses, the value of those U.S. dollar-denominated proceeds would be proportionally less. Fluctuation in the exchange rate between the Renminbi and U.S. dollar would therefore impact the Renminbi proceeds to us from this offering. Assuming an offering price of $8.50, our U.S. dollar gross proceeds from this offering would be $46,750,000, or RMB319,106,150 using the U.S. dollar/Renminbi exchange rate at March 31, 2010. If the Renminbi were to appreciate by 1.0% against the U.S. dollar over the March 31, 2010 exchange rate, the amount of our RMB proceeds from this offering would decrease by RMB3,159,467.

Contractual Obligation and Capital Commitments

The following table sets forth our contractual obligations, including interest, as of December 31, 2009:

	Payment Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in millions)
Capital commitment	64.2	64.2	—	—	—
Operating lease obligations	—	—	—	—	—
Short-term debt	143.2	143.2	—	—	—
Long-term debt	—	—	—	—	—

Total:	207.4	207.4	—	—	—

OUR CORPORATE STRUCTURE AND HISTORY

Reorganization of Shandong Borun into China High

Shandong Borun, our predecessor company which had been controlled by Mr. Wang and his father, both members of the Wang Family, since Shandong Borun's incorporation in December 2000, underwent a corporate reorganization between September and December 2008 for the purpose of facilitating investments into Shandong Borun by unrelated off-shore (non-PRC) private equity investors.

In September 2008, Golden Direction, beneficially owned by Mrs. Wang, a member of the Wang Family, acquired the sole share of capital of China High (an ordinary share) from an unrelated party, and in October 2008 China High issued an additional 7,999 ordinary shares to Golden Direction in preparation for and pursuant to the reorganization. China High was previously incorporated in Hong Kong's Special Administrative Region on July 15, 2008.

On September 30, 2008, China High acquired all of the equity interests of WGC, a PRC limited liability company, from an unrelated party pursuant to an equity interest acquisition agreement for cash consideration of $160,000 and in October 2008 obtained all requisite approvals from the government for such transaction. WGC was previously established as a limited liability company on March 21, 2001 in China's Shandong Province under the laws of the PRC.

In December 2008, WGC acquired 100% of the equity interests in Shandong Borun. The cash consideration paid by WGC for Shandong Borun was equivalent not to the fair market value of Shandong Borun, but rather to the registered capital of Shandong Borun, or RMB76,500,000 ($11,207,477.5). Such acquisition was approved by the PRC governmental authorities and no member of the Wang Family or any other party received any compensation or any return on investment in connection with the reorganization. Shandong Borun was originally incorporated in the city of Shouguang in China's Shandong Province on December 1, 2000 under the name "Shouguang Haihong Salt-Making Co., Ltd." Shandong Borun entered into the edible alcohol producing industry in June 2004 and on March 13, 2006, changed its name to "Shandong Borun Industrial Co., Ltd." All operations unrelated to edible alcohol production were removed from Shandong Borun's business charter as of July 3, 2008.

The result of this reorganization was to maintain Wang Family control of Shandong Borun, while creating a corporate structure which allowed offshore foreign investment in our Company in compliance with PRC law. Set forth below are charts showing our corporate structure before and after the reorganization.

The 2008 reorganization enabled us to raise capital through the issuance of China High capital stock to our three previously unrelated private equity investors, namely (a) Star Elite, which had made its investment in October 2008, (b) Earnstar, which had made its investment in June 2009 and (c) TDR, which had made its investment in September 2009 (see "Principal Shareholders—Issuances and Sales of Our Securities"). Prior to Star Elite's investment in October 2008, Golden Direction was the sole shareholder of China High since September 2008. These initial investments of approximately $18 million made by Star Elite, Earnstar and TDR between October 2008 and September 2009 were made at arms' length by sophisticated investors after a series of negotiations and performance of due diligence, including reviews of our management accounts, and the per share price of capital stock in China High issued in connection with each investment was based on the price to earnings ratio at the time of issuance. Each of the Company's investment transactions with Star Elite in October 2008, Earnstar in June 2009 and TDR in September 2009 was made at fair market value at the time of each investment or at a discount to fair market value with a beneficial conversion feature recognized for the intrinsic value of the conversion feature in accordance with accounting rule ASC 470-20 (EITF 98-5 and 00-27). See footnote 12 to our audited financial statements included in this prospectus.

The fair market value of our ordinary shares (and ADSs) on an as-converted basis (assuming all preference shares have converted into ordinary shares) increased by 27% from October 2008 to June 2009. From June 2009 to the date hereof (assuming an $8.50 per ADS offering price, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus) such fair market value further increased by approximately 52%. We believe such increases are consistent with and indicative of our growth, our future prospects and market conditions during such periods, as described below.

  Increase in Fair Market Value from October 2008 to June 2009

Between June 2008 and September 2009, we believe the increase in the fair market value of our ordinary shares is mainly attributable to: (a) our acquisition of Daqing Borun, resulting in the 206% increase in our production licenses, from the160,000 tons/year license to produce edible alcohol held at the Shouguang facility, to a total of 490,000 tons/year between the two facilities after the acquisition. We believe this increase is even more significant in light of the PRC government's policy of eliminating "backward" production capacities—consolidating the market by forcing the closure of smaller producers and refusing to approve the construction of new corn deep processing plants (see "Regulation of Our Industry—Industry Policy"); (b) the expansion of our actual production capacity at the Shouguang facility by building a new 30,000 ton production line (see "Our Business—Our Products and Primary Markets—Edible Alcohol"); (c) our completion of the approval process of our corporate reorganization of Shandong Borun into China High in December 2008, which eliminated a regulatory risk present in our business at the time of the October 2008 Star Elite investment and ensured our ability to take on further foreign capital, improved liquidity for existing investors and would eventually facilitate our growth through this offering; and (d) our ability to (i) maintain high utilization levels for our production facilities, (ii) successfully ramp up our new or acquired production lines, (iii) find customers for 100% of our production and (iv) maintain our gross margins during the financial crisis, in part by deriving increased revenue from the sale of increased levels of by-products resulting from improvement of the Borun Wet Process (see "Operating and Financial Review and Prospects").

  Increase in Fair Market Value from June 2009 to June 2010

Between June 2009 and the date of this offering, we believe the substantial increase in the fair market value of our ordinary shares is mainly attributable to: (A) our 160% increase in production capacity of edible alcohol from 100,000 to 260,000 tons/year by building two Grade B production lines, one in Shouguang and one in Daqing, which had been funded from the proceeds of the Earnstar and TDR investments in June and September 2009 and are both operating at full capacity (see "Our Business—Our Production Facilities and Current Production Capacities"); (B) our ability to secure sales of 90% of our 260,000 tons of edible alcohol production capacity for 2010 by entering into long term sales contracts with existing and new customers in the fourth quarter of 2009 and the first quarter of 2010, and to in fact sell 100% of our production in the fourth quarter of 2009 and the first quarter of 2010 (see "Our Business—Our Customers and Methods of Distribution of Our Products"); (C) our shift in our product mix in the second half of 2009 from producing and selling solely Grade C edible alcohol to producing and selling Grade B edible alcohol as well, which commands higher prices and yields higher gross profit margins (See "Operating and Financial Review and Prospects—Expansion of Our Product Mix and Sales Network"); (D) the improvement of our production yields for edible alcohol, DDGS Feed and corn germ as a result of improvements in our production techniques (see our results of operations in "Operating and Financial Review and Prospects"); (E) the installation of our 100,000 tons/year capacity liquid carbon dioxide production facility, which we expect to complete in June 2010 (see "Our Business—Our Strategies—Development of New By-Product—Liquid Carbon Dioxide" and "Our Business—Our Products and Primary Markets—Product Under Development—Liquid Carbon Dioxide"); (F) our ability to control the supply and cost of corn, the key raw material to our operations, by obtaining corn procurement contracts with granaries in Heilongjiang Province (see "Our Business—Our Competitive Strengths—Corn Sourcing Arrangements"); and (G) the use of the net proceeds from this offering, in addition to our cash generated from our operations and bank loans, to further expand the production capacity of the Daqing facility through construction of Phase III. Phase III will increase our annual edible alcohol production a further 46%, or 120,000 tons/year (see "Our Business—Our Strategies—Continuous Expansion of Production Capacity—Construction of Phase III and IV of our Daqing Facility").

Overall, our edible alcohol production capacity has improved 189% since October 2008, and revenues and net income in 2009 also increased by 72% and 116%, respectively, compared to that in 2008. Annual production capacity of edible alcohol will increase a further 46% assuming successful completion of Phase III at our Daqing facility due to (in part) the net proceeds of this offering. We expect investors to assign a higher fair market value to our business upon completion of this offering due to the increased access to financing and liquidity for investors achieved through the offering and listing on the New York Stock Exchange, and our commitment to sound corporate governance evidenced by our implementation of internal controls and procedures as required by the NYSE and the rules and regulations promulgated by the SEC.

Acquisition of Daqing Borun

On July 9, 2008, Shandong Borun completed its acquisition of all of the equity interests in Daqing Anxin Tongwei Alcohol Manufacturing Co., Ltd., or Anxin Tongwei, a limited liability company established under the laws of the PRC on September 20, 2004 in Daqing City, Heilongjiang Province, China. Anxin Tongwei applied for bankruptcy with the People's Court in Datong, Daqing City on July 26, 2007. The Court made the verdict to approve a procedure of reorganization on July 30, 2007 and to approve a plan of reorganization on November 30, 2007. On July 1, 2008, the Court made the verdict to approve that certain acquisition agreement between Shandong Borun and the then shareholders of Anxin Tongwei on June 26, 2008, and on July 9, 2008, the parties completed the acquisition pursuant to which Anxin Tongwei became a wholly-owned subsidiary of Shandong Borun. Shandong Borun paid a total cash consideration of RMB139,000,000 ($20,363,615) for Daqing Borun.

Anxin Tongwei began production of edible alcohol in 2005, however due to operation and financing problems, Anxin Tongwei ceased production and applied for bankruptcy. As of the acquisition date, Anxin Tongwei had been idle for more than one year, with no management personnel or production, employees, and no revenue. Subsequent to the acquisition, we spent more than a year and approximately $16 million in facility improvements, including improvements to machinery and equipment, in order to replace the previous owner's "dry" method manufacturing process with our in-house developed Borun Wet Process (see "Our Business—Our Production Technology" which compares our method with the traditional "dry" method). We also changed the name of Anxin Tongwei to Daqing Borun Biotechnology Co., Ltd. (since we regard "corn deep-processing" as a part of the biotechnology field, we named it accordingly).

Reorganization of China High into New Borun

Effective as of March 31, 2010, our Hong Kong holding company China High and its controlling shareholder Golden Direction, a company beneficially owned by Mrs. Wang, a member of the Wang Family, underwent a corporate reorganization with China High's minority shareholders Star Elite, Earnstar and TDR (further details of which are set out below) for purposes of listing the Company's securities on a national securities exchange in the United States as a foreign private issuer and for other tax reasons. No member of the Wang Family or any other party received any compensation or any return on investment in connection with the reorganization.

In connection with such reorganization, Mrs. Wang, a member of the Wang Family, incorporated New Borun in the Cayman Islands on December 21, 2009 as a result of which Mrs. Wang ultimately received the sole initial subscriber share of New Borun. On March 9, 2010, Mrs. Wang transferred such sole share to King River, a British Virgin Islands company owned and controlled by Mrs. Wang.

By resolution of the shareholders passed on March 12, 2010, the authorized share capital of New Borun was converted from shares having a par value of $1.00 to shares having a par value of $0.001. As a consequence of this variation of share capital, the initial subscriber share (with a par value of $1.00) held by King River was repurchased by New Borun, and one new share (with a par value of $0.001) was issued by New Borun to King River.

On March 15, 2010 New Borun signed, and effective as of March 31, 2010 New Borun consummated, a share exchange agreement with Golden Direction and King River, whereby New Borun acquired 100% of the voting share capital of Golden Direction from King River in exchange for the issuance by New Borun to King River of an additional 14,847,810 ordinary shares. Such additional shares were issued to King River on March 17, 2010, following which King River held 14,847,811 ordinary shares of New Borun, representing 100% of its issued share capital. As of the consummation of the share exchange pursuant to the share exchange agreement, Golden Direction became a wholly-owned subsidiary of New Borun and Golden Direction held approximately 74.24% of the voting capital of China High.

On February 28, 2010 New Borun and Golden Direction signed, and effective as of March 31, 2010 New Borun and Golden Direction consummated, a second share exchange agreement whereby Golden Direction acquired the remaining 25.76% (approximate) of China High. Upon closing that exchange, New Borun issued (i) 3,711.952 of its Class A convertible preference shares, which are automatically convertible into 3,711,952 of its ordinary shares upon the closing of this offering, to Star Elite, one of our private equity investors which is a wholly-owned by Ms. Ping Chen, (ii) 1,065.330 shares of its Class B convertible preference shares, which are automatically convertible into 1,065,330 ordinary shares upon the closing of this offering, to Earnstar, one of our private equity investors which is wholly-owned by Ms. Yibin Wei, who became a Director of New Borun effective April 23, 2010 in connection with the exchange and (iii) 374.907 shares of its Class C convertible preference shares, which are automatically convertible into 374,907 ordinary shares upon the closing of this offering to TDR, one of our private equity investors which is wholly-owned by Mr. Ruiping Wang, who became a Director of New Borun effective April 23, 2010 in connection with the exchange. Such reorganization did not result in any change in control as the previous shareholders of China High received their pro rata ownership percentages in New Borun upon the completion of the reorganization.

In connection with and as contemplated by the exchange agreement described in the paragraph above, New Borun (i) entered into a shareholders agreement, effective as of March 31, 2010, with Star Elite, Earnstar, TDR and King River, which sets forth the preference rights held by each of Star Elite, Earnstar and TDR in New Borun and (ii) adopted its Amended and Restated Memorandum and Articles of Association with effect from March 30, 2010, which sets forth the rights attaching to the preference shares held by each of Star Elite, Earnstar and TDR. The shareholders agreement and the Amended and Restated Memorandum and Articles of Association provide for the automatic conversion of each Class A, B and C preference share into ordinary shares, and each of the preference shareholders have agreed to waive all conditions in the shareholders agreement and in the Amended and Restated Memorandum and Articles of Association so that all of their preference shares automatically convert into ordinary shares upon the closing of this offering. Therefore, unless otherwise stated, the information in this prospectus assumes that such Class A, B and C preference shares have been fully converted into ordinary shares.

We now function exclusively through (1) Golden Direction, (2) China High, (3) China High's wholly-owned subsidiary, WGC, (4) WGC's wholly-owned and our chief operating company, Shandong Borun and (5) Shandong Borun's wholly-owned subsidiary, Daqing Borun. We conduct all of our business in the PRC and do not have any off-shore operations.

Our corporate structure is as follows (percentages have been rounded to the nearest hundredth):

OUR INDUSTRY

Industry Overview

Overview of the Chinese Economy

Since the implementation of the opening-up policy by the Chinese government, the Chinese economy has experienced substantial growth. According to the National Bureau of Statistics of China and the 2008 Statistic Yearbook of China, from 2004 to 2007, China's GDP grew at a CAGR of 17.2%. Although the Chinese economy was also negatively affected by the financial crisis in 2008, its GDP still recorded growth in 2008 and 2009. According to the International Monetary Fund ("IMF"), the nominal GDP of China is expected to grow at a CAGR of 10.1% from 2009 to 2012, reaching RMB44.8 ($6.6) trillion in 2012.

Nominal GDP (China), 2004-2012E

Note: All data are rounded; The base year is 2009.

Source:

1.
Historical data: National Bureau of Statistics of China, 2008 Statistics Yearbook of China, 2009 Statistics Announcement
2.
Projected data: International Monetary Fund, October, 2009

The growth in GDP, and also per capita GDP, in China has driven a strong growth in per capita disposable income. The per capita annual disposable income of urban households increased from RMB9,422 ($1,380.4) in 2004 to RMB17,175 ($2,516.2) in 2009, equivalent to a CAGR of 12.8%. According to the Frost & Sullivan Report, per capita annual disposable income of urban households is expected to increase to RMB22,572 ($3,306.9) in 2012.

 Per Capita Annual Income of Urban and Rural Households (China), 2004-2012E

Note: All data are rounded; The base year is 2009.

Source:

1.
Historical data: National Bureau of Statistics of China, 2008 Statistics Yearbook of China, 2009 Statistics Announcement
2.
Projected data: The Frost & Sullivan Report

The retail sector in China has benefitted from the growth in per capita disposable income. The Frost & Sullivan Report expects retail sales of consumer goods in China to grow from RMB12.5 trillion (1.8 trillion) in 2009 to RMB19.6 trillion ($2.9 trillion) in 2012, equivalent to a CAGR of 16.1%.

Total Retail Sales of Consumer Goods (China), 2004-2012E

Note: All data are rounded; The base year is 2009.

Source:

1.
Historical data: National Bureau of Statistics of China, 2008 Statistics Yearbook of China, 2009 Statistics Announcement
2.
Projected data: The Frost & Sullivan Report

Overview of the Chinese Edible Alcohol Industry

Introduction

According to the Frost & Sullivan Report, China was the third largest alcohol producing nation in the world in 2008 and accounted for 13.5% of global alcohol production in that year behind the United States (44%) and Brazil (30%). Over 90% of alcohol produced in China in 2008 was edible alcohol, while fuel alcohol accounted for less than 10%.

According to the latest Chinese National Standards on edible alcohol adopted in 2008, edible alcohol is classified into the following three grades by product quality.

Edible Alcohol Market: Key Dimensions of Edible Alcohol Grades (China), 2008

Key Dimensions	Grade A Excellent	Grade B Fine	Grade C Normal
Look	Transparent and colorless

Smell	Pleasant		No odor

Taste	Pure and slightly sweet		Fairly pure

Ethanol (percent per liter) >=	96.0	95.5	95.0
Methanol (mg per liter) <=	2.0	50.0	150.0

Source: General Administration of Quality Supervision, Inspection and Quarantine of the People's Republic of China and Standarization Administration of the People's Republic of China

According to the Frost Report, Grade A edible alcohol is mainly used for pharmaceutical and chemical purposes while both Grade B and C edible alcohol are mainly used for producing baijiu. As Grade B edible alcohol has a better taste and smell than Grade C edible alcohol, Grade B edible alcohol is mainly used for producing medium to high grade baijiu while Grade C edible alcohol is mainly used for producing low to medium grade baijiu.

Market Size of Edible Alcohol in China

The domestic demand for edible alcohol grew from 2.3 million tons in 2004 to 4.6 million tons in 2009, representing a CAGR of 14.9%. The growth from 2004 to 2007 was mainly due to significant increase in demand from the Chinese baijiu industry and, to a lesser extent, the chemical industry.

Despite the effect of the 2008 financial crisis on the Chinese economy and export businesses, domestic demand for edible alcohol in China still grew by 0.7 million tons from 2007 to 2009. Although the chemical industry in China has been negatively affected by the financial crisis in 2008, the strong demand from the baijiu industry contributed to this result.

Fueled by the strong demand for baijiu as a result of continuous growth in China's per capita disposable income and a gradual recovery of the chemical industry as the world economy recovers, domestic demand for edible alcohol is forecasted to grow at a CAGR of 16.6% from 2009 to 2012, reaching 7.3 million tons in 2012.

 Domistic Demand of Edible Alcohol (China), 2004-2012E

Source: The Frost & Sullivan Report

The price of edible alcohol in China has increased 3.0% from RMB3,893 ($570.3) in 2004 to RMB4,009 ($587.3) in 2009.

Due to the global economic downturn in 2008 to 2009, the average selling price of corn-based alcohol in 2009 decreased to RMB4,009 ($587.3) from RMB4,701 ($688.7) in 2008. However, due to the gradual recovery of the global economy in 2009, the price of edible alcohol rebounded strongly to RMB4,512 in the fourth quarter of 2009.

Price of Corn-Based Edible Alcohol in China, 2004-2009

Source: The Frost & Sullivan Report

In China, edible alcohol is mainly used for the blending of baijiu, in the chemical industry and in the healthcare industry. Such usages accounted for 51.3%, 47.2% and 1.5% of the total consumption of edible alcohol in 2008, respectively.

China has been a net exporter of edible alcohol to the global market from 2004 to 2008. In 2006, the Chinese government introduced 13.0% tax rebates to the export of edible alcohol which led to a rapid increase in the net export volume of 965,000 tons by the end of that year, equivalent to about seven times the net export volume in 2005. When the Chinese government cancelled such policy in 2007, the net export volume of edible alcohol dropped back to 111,000 tons and 100,000 tons in 2007 and 2008, respectively. In June 2009, the Chinese government restated a 5.0% tax rebate on the export of edible alcohol to stimulate export. However, the rebate rate was relatively low, which gave little competitive advantage to local producers against international competitors.

Net Export of Edible Alcohol from China, 2004-2009

Source: China Customs

Baijiu and Edible Alcohol Demand in China

According to the Frost & Sullivan Report, Baijiu is the most popular drink in the Chinese liquor market. Baijiu is a type of Chinese distilled alcoholic beverage. It is transparent with no color, and carries a strong alcoholic taste. Baijiu is derived from crops, such as corn, wheat and barley and the alcohol content normally ranges from 18% to 68%. Baijiu is produced either by direct fermentation or blending with edible alcohol. In 2008, about 70% of baijiu produced in China was produced by blending with edible alcohol. Corn-based edible alcohol is predominantly used in blending of baijiu because of the more favorable taste and flavor.

According to the Frost & Sullivan Report, baijiu consumption has witnessed substantial growth from 2004 to 2009. The total production went up from 2.7 million tons in 2004 to 6.2 million tons in 2009, with a CAGR of 18.1%.

The growth of baijiu production is expected to continue to grow in the future, driven by the continuous growth of China's economy. The production of baijiu in China is estimated to grow from 6.2 million tons in 2009 to 9.8 million tons in 2012, at a CAGR of 16.5%.

With the growth of baijiu production, the demand of edible alcohol from baijiu in China is anticipated to keep increasing to 4.5 million tons in 2012 from 2.6 million tons in 2009, representing a CAGR of 20.1%.

Production of Baijiu in China, 2004-2012E

Source: The Frost & Sullivan Report

 Consumption of Edible Alcohol for Baijiu in China, 2004-2012E

Source: The Frost & Sullivan Report

According to the Frost & Sullivan Report, Sichuan and Shandong were the top two baijiu producing provinces in 2008. The top five baijiu producing provinces in 2008 together accounted for approximately 56% of baijiu production in that year.

Top Ten Provinces by Baijiu Production in China in 2008

Rank	Province	Production (thousand tons)	% of Total Baijiu Production in China for 2008
1	Sichuan	972	19%
2	Shandong	666	13%
3	Henan	504	10%
4	Liaoning	376	8%
5	Hubei	282	6%
6	Jiangsu	257	5%
7	Anhui	252	5%
8	Inner Mongolia	211	4%
9	Hebei	174	3%
10	Guizhou	160	3%

Note: Total production of baijiu in China in 2008 was 5.0 million tons.

Source: The Frost & Sullivan Report

Production of Edible Alcohol in China

According to the Frost & Sullivan Report, the total production capacity of edible alcohol increased from 3.4 million tons in 2004 to 6.5 million tons in 2009. This does not include the 1.6 million tons of capacity from plants with production capacity of below 30,000 tons which are to be closed down by the PRC government by 2010 according to the Notification on the Issuing of the Comprehensive Work Plan on Saving Energy and Reducing Emission announced by the PRC government.

Driven by both domestic and foreign demand, the production volume of edible alcohol rose from 2.4 million tons in 2004 to 4.7 million tons in 2009, representing a CAGR of 14.4%.

Capacity and Production (China), 2004-2009

Source: The Frost & Sullivan Report

Jilin and Inner Mongolia were the top two edible alcohol producing provinces in China in 2008. The top five edible alcohol producing provinces accounted for approximately 53% of edible alcohol production in China in 2008.

 Top Ten Provinces by Edible Alcohol Production in China in 2008

Source: The Frost & Sullivan Report

The Chinese government imposed strict control over the capacity expansion and new company establishment in the edible alcohol industry, in accordance with the Guidance Opinion on Promotion of the Healthy Development of Corn Deep-Processing Industry announced by the PRC government. During the 11th Five Year Plan (2006-2010), the PRC government will no longer accept applications for the construction of any corn deep-processing plants and will not allow companies to commence construction of such plants even if they have received approvals for construction but have not yet begin construction. In addition, the Chinese government sets raw material consumption requirements for edible alcohol manufacturers in which the manufacturers are not allowed to consume more than 3.15 tons of corn, 0.98 tons of coal (assuming average 5,000Kcal per ton of coal) and 40 tons of water to produce 1 ton of edible alcohol.

There are over 200 edible alcohol manufacturers in China. However, many of them have production capacities less than 100,000 tons. According to the Frost & Sullivan Report, the top manufacturers, in terms of production capacity, have a much higher capacity utilization rate than the others. Most of these top manufacturers are located in large corn producing provinces in China.

Rank	Company Name	Location	Established Annual Capacity at year end 2009 (Thousand Tons)	Production Volume in 2009 (Thousand Tons)
1	Meihekou Fukang*	Jilin	450.0	245.0
2	Jilin New Tian Long	Jilin	300.0	280.0
3	China New Borun	Shandong & Heilongjiang	260.0	185.5
4	COFCO Zhaodong	Heilongjiang	220.0	210.0
5	Lianyungang Dongcheng	Jiangsu	200.0	150.0
6	Songyuan Ji'an	Jilin	200.0	130.0
7	Tianjin Guanda	Tianjin	200.0	60.0
8	Zizhong Yinshan Hongzhan	Sichuan	200.0	125.0
9	Jiaozuo Heyang	Henan	130.0	105.0
10	Chengde Bishushangzhuang	Hebei	120.0	80.0

*Meihekou Fukang launched new capacity of 250,000 in October 2009. Hence, this part of new capacity was only effective for 2 months in 2009.

Source: The Frost & Sullivan Report

Supply of Corn in China

In China, most edible alcohol is produced from corn, making up approximately 65% of all edible alcohol production in China while cassava and sugarcane accounted for approximately 20% and 10% of production, respectively. The remaining 5% is contributed by other raw materials such as cellulose materials of wood, paper and rags. Corn has a harvest season of September to April.

China is the second largest corn producing country in the world. The production of corn in China has grown in the past few years due to the increase in farmland for corn and also improvement in farming technologies. The production of corn grew from 130.3 million tons in 2004 to 165.9 million tons in 2008, representing a CAGR of 6.2%.

Corn Production in China, 2004-2008

Source: National Bureau of Statistics of China; the Frost & Sullivan Report

Most of the corn growing areas in the PRC are situated in the northeastern provinces, such as Jilin, Shandong, Heilongjiang, Henan and Hebei. These provinces are the key suppliers of corn nationwide. The following chart shows the top 10 provinces in the PRC by corn production in 2008:

Top 10 Provinces by Annual Corn Production in China in 2008

Source: National Bureau of Statistics of China

Due to the strong demand for corn and the government's effort to stabilize the cost of living for rural residents, the price of corn has increased from RMB1,146 ($167.9) per ton in 2004 to RMB1,420 ($208.0) per ton in 2009.

 Price of Corn in China, 2004-2009

Source: The Frost & Sullivan Report

The PRC government has the power to intervene in the price of important types of grain (including corn) under certain circumstances, such as when a material change occurs to the market supply and demand and/or the grain price fluctuates significantly, in order to protect the interests of farmers. In practice, the PRC government will periodically purchase a large amount of corn from farmers and set the price for the corn purchased by the government, resulting in effective guidance of the market price by the PRC government.

According to the Guidance Opinion on Promoting of the Healthy Development of Corn Deep-Processing Industry, the PRC government has declared a 26% cap on the total percentage of corn that can be consumed by the deep corn processing industry (including edible alcohol production) in China during the 11th Five Year Plan (2006-2010) as a way to preserve the stability of corn supply to the general public. In 2008, the percentage of corn consumed by the deep corn processing industry was 25.2%.

Overview of the DDGS Feed Market in China

Introduction

DDGS Feed is a high-protein by-product produced during the manufacturing process of edible alcohol. It contains rich nutrients such as protein, fat, amino acid, vitamins and various kinds of minerals which are all vital for animal growth. DDGS Feed is mainly used for feeding poultry, livestock and fish.

DDGS Feed is formed through drying the residuals from the fermentation process during the production process of edible alcohol or other types of alcoholic beverages. While DDGS Feed can be produced from a wide range of raw materials, including corn, cassava and other grains, corn is the most important raw material of DDGS Feed. According to the Frost & Sullivan Report, the corn DDGS Feed made up 65.0% of the total production of DDGS Feed in 2008.

Demand for DDGS Feed in China

With the continuous improvement of Chinese living standards, the production of meat, eggs and milk have been increasing from 2004 to 2008. The total production of meat, eggs and dairy foods produced grew 21.2% from 113.5 million tons in 2004 to 137.6 million tons in 2008. It is expected that the continuous growth of China's economy and per capita GDP will boost the demand for these essential daily foods and thus the demand for DDGS Feed in the long run.

According to the 11th Five Year Plan for the feed industry, the production capacity of concentrated feed, which is a type of mix feed with high protein feed and pre-mixed feed, should reach 30.0 million tons per year. DDGS Feed is a type of high protein feed and thus its demand is likely to increase.

Supply of DDGS Feed in China

The production of DDGS Feed in China has grown substantially from 1.7 million tons in 2004 to 4.0 million tons in 2008, representing a 1.4 times increase or a CAGR of 23.9%. This increase in production is mainly due to the fact that more edible alcohol manufacturers are building DDGS Feed production lines to produce DDGS Feed as a by-product from their edible alcohol manufacturing process in order to generate more revenue.

The production volume of DDGS Feed is expected to grow from 4.0 million tons in 2008 to 7.3 million tons in 2012, equivalent to a CAGR of 16.2%.

The average price of corn DDGS Feed increased approximately 33% from RMB1,200 ($175.8) per ton in 2004 to RMB1,600 ($234.4) per ton in 2008. In 2005, the price of DDGS Feed declined to RMB1,050 ($153.8) per ton mainly due to the decrease in the price of soybeans, the major substitute of DDGS Feed.

Overview of Corn Germ Market in China

Introduction

Corn germ is the reproductive part of corn, which is extracted from the embryo buds from the covering and the starch part of the corn. Corn oil is a type of vegetable oil, which consists of various nutrients such as vitamin E, magnesium and calcium. Corn germ can be used to produce corn oil due to its rich oil content.

Demand For Corn Germ in China

Corn oil consumption in China is estimated to grow from 2009 to 2012 with its outstanding value for health being gradually recognized. The growing demand of corn oil is expected to spur the demand for corn germ. Compared with other types of vegetable oil such as soy oil and peanut oil, corn oil contains more nutrients such as vitamin E, magnesium and calcium. China consumed less corn oil than developed countries such as the United States in 2008. The corn oil consumption in the United States accounted for approximately 10.0% of the total vegetable oil consumption in 2008 while such ratio in China was only about 2.0%. The clear gap, along with the continuous improving of Chinese living standards, indicates that corn oil demand has great potential to grow in China. With its benefits, the demand for corn oil is expected to go up from 2009 to 2012.

Supply of Corn Germ in China

In 2008, the corn deep-processing manufacturers, including edible alcohol manufactures, supplied the majority of corn germ in China. Driven by the demand for corn germ oil, the total production volume reached 629,000 tons in 2008, up from 195,000 tons in 2004. Improvement in the techniques for extracting corn germ is expected to increase total production volume. The production volume of corn germ is expected to increase in order to meet the growing demand of corn oil.

OUR BUSINESS

Overview

We are a leading producer and distributor of corn-based edible alcohol in the People's Republic of China based on tons of edible alcohol produced. Our edible alcohol products are primarily sold as an ingredient to producers of baijiu who further blend our products into finished products sold under various brand names throughout China. "Baijiu" is a grain-based alcoholic beverage, generally made from corn, wheat or barley, clear in color, with alcohol content ranging from 18% to 68%. Baijiu is sold throughout China in retail stores, bars, banquet halls, restaurants and other locations where alcoholic beverages are typically consumed. Baijiu is consumed in almost all the occasions in China where alcoholic beverages are desirable, from daily residential consumption, gatherings of family and friends, business and social occasions, to the Chinese Spring Festival celebrations. In China, consumption of baijiu is generally associated with a higher standard of living, and consumption of baijiu has grown with the expansion of the PRC economy.

We believe our in-house developed manufacturing process results in a cost effective, consistent and superior product widely sought by baijiu producers. Producers of baijiu often have distinctive taste and flavor profiles that are achieved through proprietary recipes and blending techniques. The consistency and quality of the edible alcohol we supply to them is critical to achieving these taste and flavor profiles.

During the production of edible alcohol, we also produce DDGS Feed and corn germ as by-products which are sold separately from our edible alcohol. We are also constructing facilities to manufacture liquid carbon dioxide from waste carbon dioxide emitted during our production process, in order to create an additional stream of revenue.

In China, edible alcohol can be classified into Grades A, B and C (see "Our Industry—Overview of the Chinese Edible Alcohol Industry"). Currently, we sell both Grade B and Grade C edible alcohol, and we intend to sell more Grade B edible alcohol upon completion of our capacity expansion. Grade B edible alcohol has a better taste, has a higher ethanol content and contains less impurities than Grade C alcohol and thus can be sold at a higher price than Grade C edible alcohol.

Based upon our knowledge of our industry and our ongoing patent application, we believe our in-house developed Borun Wet Process has a higher production yield, is environmentally friendlier and has a higher energy efficiency as compared to other producers of commercially available corn-based edible alcohol in China. The State Intellectual Property Office of the PRC accepted our application for a patent of invention for the Borun Wet Process and as of the date of this prospectus, such application is under review for approval. Based upon our knowledge of our industry and our ongoing patent application, we believe we are the only corn-based edible alcohol producer in China utilizing our method (see "Our Business—Intellectual Property").

We currently own and operate two facilities: one in Shouguang, Shandong Province and the other in Daqing, Heilongjiang Province. Our Shouguang facility occupies a site area of 102,909.28 square meters and has an annual production capacity of 160,000 tons of corn-based edible alcohol (90,000 tons of Grade B edible alcohol and 70,000 tons of Grade C edible alcohol). Our Daqing facility occupies a site area of 219,156 square meters and currently has an annual production capacity of 100,000 tons of corn-based edible alcohol (70,000 tons of Grade B edible alcohol and 30,000 tons Grade C edible alcohol). We plan to construct an additional 120,000 tons of capacity (all Grade B edible alcohol) at our Daqing facility, currently expected to commence commercial production in December 2010. We believe our Shouguang and Daqing facilities are the largest privately-owned corn-based edible alcohol producers in Shandong Province and Heilongjiang Province, respectively. Our Daqing facility is licensed to build up to 330,000 tons of production capacity of edible alcohol.

We believe we will be the largest producer of corn-based edible alcohol in China, based on current known production capacity following complete development of the Daqing facility.

Corn, which we purchase from local farmers and distributors, is the most important raw material used in our production process. Prices of corn are generally higher during non-harvest season than the harvest season and are the lowest in the northeastern region of China. In order to minimize our corn cost and secure supply during the non-harvest season, in November 2009, we entered into framework agreements with local granaries in Heilongjiang Province to purchase corn on our behalf from local farmers during the harvest season and to store the corn for delivery. Such supply contracts provide us access to corn at prices which we believe have historically been below the spot market price in the off season and times of high price volatility due to crop failures and other factors. We believe these arrangements will substantially satisfy our corn consumption at our Shouguang and Daqing facilities during the non-harvest season. We pay 10-20% of the corn purchase price up front to the granaries and in some cases the Agricultural Development Bank funds the balance of the purchase price for the granaries. The agreements stipulate the amount of corn the local granaries have to purchase on our behalf and we make our purchase request to the local granaries in stages, stating the amount and purchase price determined with reference to the then prevailing market prices of purchasing directly from the farmers. The corn is stored by the granary until we request delivery. We have entered into framework agreements with nine granaries and four granaries in Heilongjiang Province to supply in total approximately 282,000 tons and 155,000 tons of dried corn to our Shouguang facility and Daqing facilities, respectively, in 2010.

From 2007 to 2009 our revenue grew from RMB487.3 million ($71.4 million) to RMB1,060.5 million ($155.4 million), representing a CAGR of 47.5%. In the same period, our net income grew from RMB58.7 million ($8.6 million) to RMB166.4 million ($24.4 million), representing a CAGR of 68.4%. For the three months ended March 31, 2010, our revenue and net income grew by 199.1% and 140.7% to RMB388.8 million ($57.0 million) and RMB58.5 million ($8.6 million) from RMB176.8 million ($25.9 million) and RMB24.3 million ($3.6 million) respectively from the same period in 2009.

Our Competitive Strengths

  Leading Position in the Corn-Based Edible Alcohol Market in the PRC

We are one of the largest corn-based edible alcohol producers in the PRC in terms of production capacity and production output of edible alcohol in 2009, according to the Frost & Sullivan Report. We believe that our leading position plays an important role in negotiating and securing contracts with customers and suppliers and recruiting talent. We enjoy economies of scale over our competitors having a smaller production scale. Accordingly, we believe these enhance our overall competitiveness and are important to our future growth.

  Efficient Production Technology

Our production management professionals have independently developed the Borun Wet Process for the production of edible alcohol. Based upon our knowledge of our industry and our ongoing patent application, we believe that we are the only corn-based edible alcohol manufacturer that utilizes such a technology in China. The State Intellectual Property Office of the PRC has accepted our application for a patent of invention for our Borun Wet Process. Compared to the dry milling process used by other producers in China, our Borun Wet Process has a higher production yield and consumes less energy and water due to our higher degree of waste energy recovery. Our wet process also enables us to produce corn germ, which generates an additional stream of revenue compared to producers utilizing the dry milling.

The average amount of corn which we used to produce one ton of edible alcohol in each of 2007, 2008, 2009 and the first quarter of 2010 was 3.06, 3.05, 3.03 and 3.05 tons, respectively. Thanks to our continuous optimization of our production process, our Shouguang facility produced each ton of edible alcohol from an average of 2.98 tons of corn in 2009 and the first quarter of 2010.

  Geographical Advantage of our Production Facilities

Our production facilities are situated in Shandong Province and Heilongjiang Province in the PRC. Heilongjiang Province is in the northeast region of the PRC and is one of the largest corn production provinces in the PRC. There are also a significant number of large and mid-sized local baijiu distilleries situated in Shandong Province and Heilongjiang Province. The location of our production facilities in Shandong Province and Heilongjiang Province enables us to gain access to the baijiu distilleries, potential customers as well as a stable supply and lower cost of corn, our primary raw material.

  Licensed to Increase Production Capacity

Our Daqing facility has a government-issued production license to produce 330,000 tons of edible alcohol, an additional 230,000 tons over the current production capacity of 100,000 tons. We believe that the approved production license for our Daqing facility ensures that we can expand our capacity in order to capitalize on future market opportunities in the near future. We believe that we are in an advantageous position in responding to the expected growing market demand for edible alcohol.

  Corn Sourcing Arrangements

We have entered into framework agreements with local granaries in Heilongjiang Province, where corn prices are the lowest in the northeastern region in China, to engage them to purchase corn on our behalf from local farmers during the harvest season and store them for delivery to substantially satisfy our corn requirements for our Shouguang and Daqing facilities during the non-harvest season in 2010. We intend to continue with these arrangements in the future and we believe they will enable us to minimize our corn consumption costs and secure a sufficient corn supply through purchasing earlier in the year for the non-harvest season. Accordingly, we believe this arrangement enhances our price competitiveness.

  Experienced Management Team

Our management team includes our founder, Mr. Jinmiao Wang, who has been engaged in the production of corn-based edible alcohol in the PRC since 2004. Such experience has enhanced Mr. Wang's knowledge and understanding of the corn processing industry and laid the foundation for his development of our edible alcohol business. We believe that our management team's knowledge of the edible alcohol industry will enable us to continue to respond effectively to challenges created by changing market conditions.

Our Strategies

  Continuous Expansion of Production Capacity—Construction of Phases III and IV of our Daqing Facility

At the end of the first quarter of 2010, we had a total production capacity of 260,000 tons of corn-based edible alcohol per annum (consisting of 160,000 tons of Grade B edible alcohol and 100,000 tons of Grade C edible alcohol) while we are permitted to build facilities to produce up to 490,000 tons of edible alcohol (390,000 tons of Grade B edible alcohol and 100,000 tons of Grade C edible alcohol) under our current production licenses. We plan to use the net proceeds from this offering, in addition to our cash generated from our operations and bank loans, to finance the construction of the 120,000 ton Grade B edible alcohol Phase III at our Daqing facility. This expansion is currently under construction and is expected to commence commercial production in December 2010. We intend to commence construction of Phase IV at our Daqing facility (all Grade B edible alcohol) in 2011 to bring the total production capacity of the Company to 490,000 tons of edible alcohol per annum. It is our intention that our future facilities will produce Grade B edible alcohol which currently has a higher gross profit margin than Grade C edible alcohol.

  Customer Diversification

We sell our corn-based edible alcohol largely to local distilleries of medium to high quality baijiu in Shandong Province and Heilongjiang Province. We plan to expand our sales to other provinces to diversify our customer base. We intend to sell our edible alcohol to western and southern provinces such as Sichuan and Guizhou Province where we believe that the domestic edible alcohol production fails to meet local demand and prices for edible alcohol are significantly higher than the northern China region due to shortage of production.

According to the Frost & Sullivan Report, Sichuan Province is the largest baijiu production base in China. Currently, we are marketing our edible alcohol to customers in Sichuan Province and will continue to develop business opportunities in that region. From December 2009, we started selling edible alcohol to customers in Sichuan Province. We intend to establish a sales office in Sichuan Province in the third quarter of 2010. And in the first quarter of 2010, we also started selling edible alcohol in Anhui and Jiangsu Province.

To step up our marketing effort and enhance our reputation in the industry, we intend to increase our local marketing initiatives and set up regional sales offices in strategically important provinces.

  Opportunistic Acquisitions

As the PRC Government, in principle, will not approve the construction of new corn deep-processing plants for edible alcohol according to current policies, we intend to look for acquisition opportunities to expand our production capacity. We will consider medium-sized dry milling edible alcohol production plants where we can improve the production technologies by converting their production processes to our more advanced Borun Wet Process.

By becoming one of the few listed edible alcohol producers in China with an efficient and environmental-friendly corn processing technology, we believe we will become one of the key consolidators in the edible alcohol industry. With our recent successful experience of acquiring the Daqing facility, we are confident in our ability to carry out similar acquisitions in China efficiently and effectively. Currently, we have neither identified nor negotiated with any edible alcohol producer with respect to a possible acquisition.

  Development of New By-Product—Liquid Carbon Dioxide

We intend to install facilities to produce liquid carbon dioxide in both of our Shouguang and Daqing facilities by recycling carbon dioxide produced from our production process. Our wet process produces carbon dioxide which is emitted openly under the current design. Liquid carbon dioxide is used extensively in oil exploitation to enhance oil recovery, especially in the tertiary phase of oil exploitation, and as a food additive by food and beverage companies. We expect to sell our liquid carbon dioxide to the Daqing Oilfield and the Shandong Shengli Oilfield, the largest and the second largest oilfields in China, respectively. Accordingly, in addition to reducing carbon dioxide emissions, we can generate an additional stream of revenue. We have entered into a letter of intent to sell 50% of our liquid carbon dioxide produced at our Shouguang facility to an oil service company in Shengli Oilfield. We are also in discussion with a number of food and beverage companies in Shandong Province to sell our liquid carbon dioxide as a food additive.

We expect to complete the installation of the liquid carbon dioxide production facilities at our Shouguang facility in June 2010, and we intend to install such facilities at our Phase III Daqing facility. We intend to eventually equip our entire Daqing facility with carbon dioxide recycling facilities.

Continuous Improvement of our Borun Wet Process

Our production team has continued to enhance the process by varying conditions of our Borun Wet Process such as temperature, enzyme and acidity applied in the Borun Wet Process which has led to a consistently higher yield of edible alcohol from corn and lower energy consumption than what we believe is typical for the market. We are currently developing a process for implementation in Phase III at our Daqing facility where we will ferment raw corn directly which will reduce our energy consumption and enhance our yield of production.

Leveraging on our current success, we intend to continue to invest in research and development, especially in process technology, to improve our products and sustain our competitive edge. In this regard, we are in discussions to collaborate with local academies to set up a research center at our Shouguang facility.

Our Products and Primary Markets

Our principal product is corn-based edible alcohol. In our production of corn-based edible alcohol, we also produce DDGS Feed and corn germ as by-products. Based on our production record during the year ended December 31, 2009, approximately 3.03 tons of corn produced 1.00 tons of edible alcohol, 0.69 tons of DDGS Feed and 0.20 tons of corn germ. We also plan to produce liquid carbon dioxide by recycling waste carbon dioxide produced during our production process.

  Edible Alcohol

Edible alcohol is a colorless, transparent solution of ethanol or a mixed solution of water and ethanol that is produced through the filtration and refined distillation of fermented grain and yeast. We produce our edible alcohol through the distillation of fermented corn. Edible alcohol is an organic product used in various industries to produce a wide range of other products including alcoholic drinks, cleaning solvents, perfumes, cosmetics, dyes, medicines and fuel. The overwhelming majority of our customers are in the beverage and food industry, followed by the chemical industry and pharmaceutical industry. During the fiscal years ended December 31, 2007, 2008 and 2009 and during the three months ended March 31, 2010, sales of edible alcohol accounted for 77.2%, 73.9%, 68.7% and 70.8% of our revenues, respectively.

In the food and beverage industry, edible alcohol is used for the production of baijiu, sparkling and other fruit wines and as a food additive. We produce Grade B edible alcohol, being alcohol having a concentration of 95.5%, at Phase II of our Shouguang facility (90,000 tons) and at Phase II of our Daqing facility (70,000 tons), and we produce Grade C edible alcohol, being alcohol having a concentration of 95%, at Phase I of our Shouguang facility (70,000 tons) and at Phase I of our Daqing facility (30,000 tons). In general, Grade B edible alcohol commands a higher market price than Grade C edible alcohol. The principal market for our edible alcohol is comprised of sales to producers of intermediate and high grade baijiu. During the fiscal years ended December 31, 2007, 2008 and 2009 and during the three months ended March 31, 2010, 44.7%, 60.5%, 79.6% and 90.3%, respectively, of our edible alcohol sales revenue were attributable to the sale of edible alcohol to distilleries of baijiu.

A portion of our customers are in the chemical industry and use edible alcohol for chemical products such as acetic acid and glycol. During the years ended December 31, 2007, 2008 and 2009 and during the three months ended March 31, 2010, revenue generated from the sale of edible alcohol to the chemical industry contributed 23.5%, 19.3%, 13.1% and 7.0% of our edible alcohol sales revenue, respectively.

A small number of our customers are in the pharmaceutical industry, where edible alcohol is used as disinfectant, preservative or a feedstock to produce different organic agents. During the years ended December 31, 2007, 2008 and 2009 and during the three months ended March 31, 2010, 31.8%,

20.2%, 6.1% and 2.0% of our edible alcohol sales revenues, respectively, were attributable to the sale of edible alcohol to the pharmaceutical industry.

The average selling price of our edible alcohol per ton for each of the years ended December 31, 2007, 2008 and 2009 and for the three months ended March 31, 2010 was approximately RMB4,701 ($688.7), RMB4,707 ($689.6), RMB4,008 ($587.2) and RMB4,533 ($664.1), respectively.

  DDGS Feed

DDGS Feed is a high-protein by-product of edible alcohol which contains rich proteins, fats, amino acid, vitamins and various kinds of minerals which are vital to animal growth and suitable for feeding poultry, livestock and fish. DDGS Feed is a digestible protein and energy source for beef cattle, can be used in turkey and swine applications and acts as a feed for both feedlot and dairy cattle. DDGS Feed is also fed to poultry and its use is increasing in the pork industry. DDGS Feed is formed through a distillation, evaporation and drying process which occurs after microbial fermentation of corn in the process of edible alcohol production. In the production of edible alcohol, only starch from the corn is used and the remaining nutrients (such as protein, fiber and oil) are used to produce DDGS Feed.

The main market for our DDGS Feed is comprised of sales to feed processing factories which provide DDGS Feed to poultry, livestock, cow, sheep, chicken, ducks and fish. During the years ended December 31, 2007, 2008 and 2009 and during the three months ended March 31, 2010, sales of DDGS Feed contributed to 13.6%, 16.4%, 21.3% and 18.0% of our revenues, respectively. The average selling price of our DDGS Feed (per ton) for each of the years ended December 31, 2007, 2008 and 2009 and during the three months ended March 31, 2010, was approximately RMB1,411 ($206.7), RMB1,652 ($242.0), RMB1,794 ($262.8) and RMB1,789 ($262.0), respectively.

  Corn Germ

Corn germ is a food product which is created through the process of isolating the embryo buds in corn by removing the outer covering and starch. Corn germ contains the most useful nutrients in the corn kernel. Corn germ is rich in a variety of vitamins and nutrient contents including vitamin E, magnesium and calcium. Corn germ generally has a longer shelf life and contains higher levels of some nutrients than wheat germ. Corn germ contains rich oil content and can also be used for producing corn germ oil, which is already consumed in western countries for its vitamin A and E content and has been growing in popularity in China in recent years.

The main market for our corn germ is comprised of sales to corn oil producing enterprises. During the years ended December 31, 2007, 2008 and 2009 and during the three months ended March 31, 2010, sales of corn germ contributed to 8.7%, 9.3%, 9.7% and 11.0% of our total revenues, respectively. The average selling price of our corn germ per ton for each of the years ended December 31, 2007, 2008 and 2009 and during the three months ended March 31, 2010, was approximately RMB4,200 ($615.3), RMB4,169 ($610.8), RMB2,816 ($412.60) and RMB3,251 ($476.3), respectively.

  Product Under Development—Liquid Carbon Dioxide

We currently have a plan at our Shouguang facility to develop liquid carbon dioxide. During the process of fermenting corn, waste carbon dioxide is generated (the production of one ton of edible alcohol generates approximately 0.7–0.8 ton of waste carbon dioxide) and such waste carbon dioxide is discharged into the atmosphere. Our plan is to build a 100,000 ton liquid carbon dioxide production line, which we believe will not only generate revenue but also serve to reduce air pollution by recycling waste carbon dioxide. Liquid carbon dioxide is used extensively in oil exploitation to enhance oil recovery, especially in the tertiary phase of oil exploitation, and as a food additive by the food and beverage industry. We expect to sell our liquid carbon dioxide to the Daqing Oilfield and the Shandong Shengli Oilfield, the largest and the second largest oilfields in China, respectively. We have entered into a letter of intent to sell 50% of our liquid carbon dioxide produced at our Shouguang facility to an oil service company in Shengli Oilfield. We are also in discussion with a number of food and beverage companies in Shandong Province to sell our liquid carbon dioxide as a food additive.

We estimate that the total investment for this project is approximately RMB90 million ($13.2 million). The design for this process has been completed and we have entered into a letter of intent to purchase equipment for this project. We intend to finance this project using the income generated from our business. The project is estimated to be completed in June 2010. After the completion of the liquid carbon dioxide production line with 100,000 tons capacity at our Shouguang facility, we plan to then construct another liquid carbon dioxide production line having 160,000 tons capacity at our Daqing facility. However, we have not entered into any agreements for the construction at such facility.

Our Production Technology

Our production technology is a departure from the traditional dry milling adopted in China of smashing dry grains and then adding water for size mixing prior to pulverization, fermentation and distillation. Our Borun Wet Process instead involves first steeping (approximately 30 hours) and then de-germing the corn kernel after which we smash the residual material with a colloid mill (a machine that is used to reduce the particle size of a solid which is suspended in a liquid) prior to fermentation (approximately 65 hours) and distillation. Below is a simplified flowchart of our Borun Wet Process.

Note:	Liquid Carbon Dioxide is a new by-product to be produced in 2010. Currently carbon dioxide is emitted as waste gas.

Through the implementation of our self developed production process we have the ability to extract corn germ from the corn, enabling us not only to generate revenue from the sale of such corn germ but also to save on energy costs by removing corn germ from the process. The extraction of corn germ reduces the content of fusil oil in the alcohol, which improves the purity of the product and taste. During the traditional method, corn germ remains in the process and is ultimately converted into corn germ lipids (fats), the presence of which during a later stage of waste water treatment inhibits the production and output of methane. Since we recycle methane through an anaerobic process to supplement our fuel needs (for heating our boilers, for example), the absence of corn germ (and thus, corn germ lipids) in the Borun Wet Process during such water treatment stage increases our yield of methane, thereby reducing our dependence on coal for our energy needs.

Our Borun Wet Process has been developed by our team of professional technicians through years of research and refinement. We believe the key to our gradual improvement on our production technology is our understanding and control of temperature and acidity as well as other key parameters during each stage of the production process. This understanding and application requires continuous and long-term research by our technical professionals as well as the timely inspection, adjustment and replacement of key components of our equipment. Although we understand that there are companies in other countries such as the United States that employ similar methods. Based upon our knowledge of our industry and our ongoing patent application, we believe that we are the only edible alcohol manufacturer that utilizes such a technology in China. The State Intellectual Property Office of the PRC accepted our application for a patent of invention for our wet process.

In addition to our production technology described above, we have modern production lines with state of the art equipment. For example, we now utilize five-tower fermentation and distillation equipment which enables us to produce a higher grade (Grade B) edible alcohol as opposed to three-tower equipment which generally produces ordinary grade (Grade C) edible alcohol. Most edible alcohol producers in China have three-tower equipment and thus our Borun Wet Process produces a purer, higher quality product which we believe will increase our popularity among customers.

Our Supply of Electricity

Our Shouguang and Daqing facilities were designed and built to be self-sufficient in power supply through the construction of their own coal-fired power generating systems. To satisfy the electricity demand from our Phase III Daqing facility, we intend to construct additional coal-fired power generating systems. We expect that the new power generating system for our Phase III Daqing facility will allow us to continue to be self-sufficient in power supply. Each of our Shouguang and Daqing facilities is connected to the national grids which allow us to access electricity from the local grid (to the extent available) when our turbines are under repair or their operations otherwise interrupted.

We carry out inspection, maintenance and repair works for our electricity supply system regularly to ensure a stable and continuous supply of electricity to our manufacturing facility and reduce the possibility of system failures. We carry out a full-scale inspection and maintenance program for our electricity supply system annually. This inspection and maintenance program takes approximately a week to complete. Once a stoppage in electricity occurs, our power generating systems take a few hours to return to normal output efficiency levels.

Environmental Protection

We strive to meet all applicable environmental standards and seek to increase recycling and waste energy recovery. We believe that our Borun Wet Process is an environmentally clean production technology with little pollution or discharge. We produce excess heat, solid waste from coal burning, wastewater and generate carbon dioxide and methane in our production process. The wastewater produced is subject to applicable national and local discharge limits.

For example, due to the abundance of methane output, we can reach the discharge standard in the wastewater treatment as our COD content is less than 50 milliliters per cube, which exceeds the Chinese minimum national standard requirement of 100 milliliters ("COD" is often measured as a rapid indicator of organic pollutants in water, is typically measured in both municipal and industrial wastewater treatment plants and gives an indication of the efficiency of the treatment process). We also recycle methane produced in our wastewater treatment process to generate electricity.

We have pollution control system in relation to our wastewater discharge installed in all of our production plants. These systems are connected directly to local environmental bureaus so that the local environmental bureaus can monitor whether our wastewater discharge is up to the relevant environmental standard. Except as otherwise disclosed in this prospectus, we are currently in full compliance with relevant environmental regulations.

In the process of burning coal to supply electricity, we produce solid waste which is sold normally for road building or as a type of construction material.

Quality Control Measures

We recognize the importance of stringent quality controls in our production and have established quality control departments responsible for implementing quality control measures and monitoring quality control policies and procedures. Quality control measures are in place throughout the production process to ensure that the finished products will meet our quality standards. We test raw materials, work-in-progress and finished products at our facilities throughout the production process.

Our quality control policies and procedures include: (1) a set of management policies for production, including the technical standards, detailed operational guidelines, procedures for updating technical data and on-going analyses of technical indicators; (2) detailed descriptions of the duties of each person involved in the production of our products, (3) the implementation of detailed reporting and transitional systems; (4) periodic assessments of the effectiveness of technical data and the quality of management; (5) the establishment of detailed operational procedures over key production cycles such as fermentation and distillation; and (6) incentive plans encouraging staff in the improvement of production quality and efficiency.

In addition, each of our quality control departments performs on-site inspection of corn at granaries or when raw materials are delivered to ensure that they meet the required standards.

Our Research and Development

We spent approximately RMB79,200 ($11,603.0), RMB120,000 ($17,580.4), RMB201,600 ($29,535.0) and RMB150,400 ($22,034.0) during the fiscal years ended December 31, 2007, 2008 and 2009 and during the three months ended March 31, 2010, respectively, on Company-sponsored research and development activities, including, without limitation, all activities in respect of our in-house developed Borun Wet Process, as determined in accordance with US GAAP.

We currently have a research and development department staffed with ten individuals that have qualifications in various disciplines including fermentation engineering, biological technology and applied biology and food engineering. Our research and development team is mainly responsible for the cultivation and selection of enzymes for fermentation, improvement of our production technique and processes, improvement of the quality of our products and collating industry standards and information and ensuring we are abreast of advance technologies.

We also intend to collaborate with science and academic institutions to explore means to refine our production technologies and improve product quality. We are in discussions with local academies to set up research centers in our Shouguang facility.

We believe the key to our gradual improvement in our production technology is our understanding and control of temperature, enzyme and acidity as well as other key parameters during each stage of the production process. This understanding and application requires continuous and long-term research by our technical professionals as well as the timely inspection, adjustment and replacement of key components of our equipment.

Our Production Facilities and Current Production Capabilities

We have two production facilities, one in the city of Shouguang, Shandong Province (our Shouguang facility) and one in Daqing City in Heilongjiang Province (our Daqing facility). Our Shouguang facility is licensed to produce 160,000 tons of edible alcohol per year. We believe our Daqing facility has a government-issued production license to produce 330,000 tons of edible alcohol, however its current production capacity is only 100,000 tons (which will increase to 220,000 tons after the completion of Phase III at our Daqing facility).

Our Shouguang facility is ten kilometers from the Yangkou Port, which is located in the northern part of the city of Shouguang, Shandong Province, at the mouth of Xiaoqinghe River on the southwest coast of Laizhou Bay of the Bohai Sea in eastern China. The facility occupies an area of 1,107,705 square feet (approximately 102,909.28 square meters) and employs 474 Company-trained employees. There are direct routes from the Yangkou Port to Japan, Korea, Singapore, Hong Kong, Macau and other countries and regions. The Bohai Sea Rim Economic Circle, where the port is situated, is one of the most active regions in China's economy.

At our Shouguang facility, we have two production lines in which the first production line was completed in 2006 to produce Grade C edible alcohol with a designed capacity of 60,000 tons per annum while the the second production line was completed in August 2009 to produce Grade B edible alcohol with a designed capacity of 80,000 tons per annum. Currently, annual production capacity of our Shouguang facility is 160,000 tons of edible alcohol. We believe that our Shouguang facility is the largest edible alcohol manufacturer in Shandong Province, based on the Frost & Sullivan Report.

Our Daqing facility is located in the Corn Industrial Park of the Datong District of Daqing City in Heilongjiang Province in northeastern China. The facility occupies an area of 2,358,978 square feet (219,156 square meters) and employs 388 company-trained employees. Based on the Frost & Sullivan Report, we believe the Daqing facility is one of the largest private enterprises and edible alcohol manufacturers in Heilongjiang Province.

We acquired our Daqing facility in July 2008 and placed this facility into production at the end of 2008 with one production line. Upon completion of Phase II at our Daqing facility in August 2009, our annual production capacity at that facility increased to 100,000 tons of edible alcohol. Upon completion of our Phase III Daqing facility, our annual production capacity at that facility will be 220,000 tons of edible alcohol.

The following table summarizes the actual production level for each of our products during the years ended December 31, 2007, 2008 and 2009 and during the three months ended March 31, 2010:

	Year ended December 31,			Three months ended March 31,
	2007	2008	2009	2010
	Ton	Ton	Ton	Ton
Edible alcohol	83,713	89,722	185,549	57,195
DDGS Feed	51,088	54,758	127,540	37,616
Corn germ	10,941	12,366	36,386	13,098

Our Customers and Methods of Distribution of our Products

Our customers are primarily local baijiu distilleries in Shandong and Heilongjiang Provinces. Currently, we sell over 95% of our edible alcohol to 35 customers mainly in Shandong and Heilongjiang Provinces.

Historically, our customers placed purchase orders with us on a regular basis. In late 2009 and early 2010, we entered into long-term sales contracts for our edible alcohol with certain key customers, who have plans to purchase approximately 90% of our total production capacity in 2010. Their planned purchases will also account for over 80% of the production capacity of our Shouguang facility in both 2011 and 2012.

In the first quarter of 2010, our Shouguang facility entered into three 12-month sales contracts and 15 three-year sales contracts with local distilleries in which we are obliged to supply a total of 121,000 tons, 131,200 tons and 128,400 tons of edible alcohol at prevailing market prices in 2010, 2011 and 2012, respectively. In these contracts, we will be required to produce edible alcohol with specific standards of quality on a pre-determined schedule. Our customers are required to settle our bills in one month or they will be required to pay penalties.

Our Daqing facility also entered into five 12-month sales contracts with local distilleries in December 2009 and April 2010 in which we are obliged to supply a total of 111,900 tons of edible alcohol at prevailing market prices in 2010 according to a pre-determined schedule, and our customers will pick up edible alcohol at our Daqing facility.

After our expansion of our Daqing facility in August 2009, we began using two railways and one 1,000 meter-long train station to deliver our products. The station is approximately five kilometers away from our Daqing facility. The railways and the station were specifically designed for the transportation of edible alcohol from our Daqing facility. This allows us to transport our products to customers in Jiangsu, Zhejiang, Shanghai, Fujian, Guangdong, Sichuan and other regions in southern China. We started selling in and transporting our edible alcohol to Sichuan Province in December 2009. And we also started selling edible alcohol in Anhui and Jiangsu Provinces in the first quarter of 2010.

During the years ended December 31, 2007, 2008 and 2009 and during the three months ended March 31, 2010, there was no single customer from which we generated more than 10% of total sales for any of our products.

Most of our orders for edible alcohol are made by customers who arrange to come to our facilities to pick up their orders at our facilities. However, we do make deliveries under special arrangements to approximately 20% of our edible alcohol customers who will be liable for the shipping costs. For DDGS Feed and corn germ, all of our customers come to our facilities to pick up their orders and we have never been in charge of delivery and transportation for such by-products. This is common and consistent with the terms of our contracts with such customers and such customers usually make payments after they acknowledge their acceptance of such products (usually within one month of receipt of the products by such customers). We do not allow for payments to be deferred beyond one month as stipulated in our purchase orders.

Edible alcohol is transported using alcohol tankers for both road and rail. Generally, we will enter into a transportation contract with a delivery company and then we assign an escort to accompany the shipment in order to ensure the safe delivery of the product and to ensure our customers' satisfaction. The party who causes the loss during such transportation is responsible for the cost of such loss.

We have never had any significant delays in the delivery of our edible alcohol under such special arrangements and we believe our delivery customers have been satisfied with our service. We do not depend on any single delivery company or a few delivery companies such that the loss of any one or more of them would have a material adverse effect on our business.

Our Sales and Marketing

We have a sales and marketing team of 25 employees. We have a sales manager overseeing our overall sales and marketing initiatives. And our Shouguang and Daqing facilities have their own sales and marketing teams which are responsible for sales and marketing of our products in different districts. Our Shouguang and Daqing sales and marketing teams consist of 20 and five employees, respectively.

We have our own sales team to market our products, and we do not sell our products through any distributors. Our sales teams in Shandong Province and Heilongjiang Province market our products directly to our customers. Due to the strong local demand for edible alcohol in Shandong Province, we expect that all of our products manufactured at our Shouguang and Daqing facilities will continue to be sold in the local market. In December 2009, we started selling edible alcohol produced from our

Daqing facility in Sichuan Province as a strategy to diversify our customer base geographically. We expect to sell more edible alcohol to provinces other than Shandong Province and Heilongjiang Province in the future. We plan to sell most of our edible alcohol from Phase III at our Daqing facility to provinces other than Shandong and Heilongjiang Provinces.

We price our products based on their respective prevailing market prices taking into account factors such as our manufacturing costs, and to a lesser extent, order size. As corn and coal are the key materials for our production, any fluctuation in the supply or price of either of these have an impact on our pricing determination. We convene meetings regularly to determine the price of our products. The general manager, sales manager, financial controller and sourcing manager participate in these meetings. Our customers generally pay at the time of receipt of our delivery or within one month after their receipt of our products, resulting in a very short accounts receivable cycle. For new customers, we may also require a prepayment before delivery of our products.

Our Suppliers and Raw Materials

At our Shouguang facility, we formerly sourced corn through the following channels: (1) from distributors in Jilin and Liaoning Province, which accounted for most of our corn supply; and (2) from local farmers in Shangdong Province. At our Daqing facility, we formerly sourced corn through the following channels: (i) from distributors in Heilongjiang Province; and (ii) from the local farmers in Heilongjiang Province.

Beginning in November 2009, we entered into framework agreements with local granaries in Heilongjiang Province, where corn prices are the lowest in the Northeastern region of China, to engage them to purchase corn on our behalf from local farmers during the harvest season and store them for delivery to substantially satisfy the corn requirements of our Shouguang facility and Daqing facility during the non-harvest season in 2010. Such supply contracts provide us access to corn at prices which we believe have historically been below the spot market price in the off season and times of high price volatility due to crop failures and other factors. We intend to satisfy our corn consumption at our Shouguang and Daqing facilities through these arrangements. We have entered into framework agreements with nine granaries and four granaries in Heilongjiang Province to supply in total approximately 282,000 tons and 155,000 tons of dried corn to our Shouguang and Daqing facilities, respectively, in 2010. We are obligated to take delivery of 78.3% of the purchases by September 30, 2010 and 21.7% of the purchases by December 31, 2010.

The framework agreements stipulate the amount of corn the local granaries have to purchase on our behalf. We make our purchase requests to the local granaries in stages, stating the amount and purchase price, determined with reference to the then prevailing market prices. Certain local granaries obtain loans from the Agricultural Development Bank to carry out the purchases of corn on our behalf. After we make a purchase request, we pay the local granaries the security deposits they are required to pay the Agricultural Development Bank in order to obtain the loans required for the purchases. The amount of the security deposit required to be paid to the local granaries for loans made by the Agricultural Development Bank is 10% to 20% of the loan amount for framework agreements entered into for the Shouguang facility, and 10% for framework agreements entered into for the Daqing facility. We are liable for the interest on the loans. We settle the entire purchase price (the security deposit can be used as part payment) prior to taking delivery of the corn. So far, all of our purchase requests have been executed by the local granaries in accordance with terms set out therein.

Although the local granaries purchase corn on our behalf, they hold title to the corn until we take delivery under the framework agreements. However, the local granaries cannot dispose of the corn unless we breach our settlement obligations. We have employees at the local granaries to supervise the purchase, processing and storing of the corn purchased by the local granaries on our behalf.

We are required to pay the local granaries a fixed fee of RMB110 ($16.1) per ton of corn for executing the purchase on our behalf, drying the corn to our required standard and storing the corn, among other services. 50% of this fee is payable when we request the purchase of corn and the remaining 50% when we complete the purchase. We are also responsible for the transportation cost of delivering the corn from the local granaries to our facilities.

We generally maintain an inventory of about half a month's corn requirement at out Shouguang facility and Daqing facility. During the fiscal years ended December 31, 2007, 2008 and 2009 and during the three months ended March 31, 2010, corn accounted for 84.3%, 83.2%, 82.8% and 83.5% of our cost of raw materials, respectively.

In addition to corn, we rely on the supply of coal to power our production facilities. At our Shouguang facility, we purchase coal primarily from distributors who source their coal from Shanxi Province. At our Daqing facility, we purchase all of our coal from distributors who source their coal from Heilongjiang Province and Inner Mongolia. From June through September, coal prices are lower as compared to coal prices from October through July. Therefore, we purchase larger quantities during these months and stock our reserves. During the years ended December 31, 2007, 2008 and 2009 and during the three months ended March 31, 2010, coal accounted for 7.9%, 9.5%, 9.6% and 9.5% of our cost of raw materials, respectively.

Seasonality

We believe our business is not seasonal in nature.

Competition

There is no dominant leader in our market but there are a few manufacturers whose capacities are similar to ours. We compete primarily on the basis of customer recognition and industry reputation, product price and quality, ability to deliver our product on a timely basis, and a competitive cost structure. We believe we can continue to compete successfully with our competitors because of our product quality, competitive cost structure and timely delivery of our product. In order to maintain and enhance our competitive advantages, we must continue to focus on our competitive pricing through cost control, product quality and improving our proprietary production processes.

We only compete with domestic companies and do not compete with any international producers. Our major competitors include the other top 10 edible alcohol producers in China such as Jilin New Tian Long, COFCO Zhaodong, Meihekou Fukang and Lianyungang Dongcheng.

Although we believe that our competitive strengths provide us with advantages over many of our competitors, some of our competitors may have stronger brand names, stronger customer bases, greater access to capital, longer operating histories, longer or more established relationships with their customers and greater marketing and other resources than we do. If we fail to maintain or improve our market position or fail to respond successfully to changes in the competitive landscape, our business, financial condition and results of operations may suffer.

Safety Procedures and Measures

Our edible alcohol and methane produced during our production process is flammable. We design and implement our production process with safety precautions against the flammable nature of edible alcohol and methane. We store produced edible alcohol in a warehouse away from our production facilities to reduce the risk of accidents (see "Risk Factors—Our Operations Are Subject To Various Risks Associated With Our Use, Handling, Storage And Disposal Of Hazardous Materials, Some Of Which Are Toxic And Flammable. If We Are Found Liable For Contamination, Injury To Employees Or Others, Or Other Harms Related To Our Use, Handling, Storage And Disposal Of Hazardous Materials, Our Business, Reputation, Financial Condition And Results Of Operations May Be Adversely Affected" and "Regulation Of Our Industry—Regulation On Safety Administration Of Dangerous Chemicals").

The relevant safety law which governs us is the Production Safety Law of the PRC, which sets out the legal standard for safety measures in relation to the establishment, modification and expansion of production facilities. In case of any non-compliance, the relevant governmental body has the right to order the non-complying company to remedy such non-compliance within a given period of time, failing which, it may be subject to an order for cessation of production and penalty charges, and if it amounts to a criminal offense, such company will be prosecuted under the criminal laws.

We have implemented comprehensive occupational health and safety procedures and measures for our operations. Our management examined and scrutinized the internal industrial safety control measures and safety awareness of the workforce and supervisors in all plants and within the workstations. Safety-related training and education were provided periodically to promote safety awareness of the Group's management and employees.

We have internal safety operating manuals and risk approval procedures to ensure strict compliance with the internal rules and regulations by the employees. Our management and employees are trained under continued reassessment so as to comply with all the required procedures and the relevant operating guidelines.

Intellectual Property

On April 21, 2008, we received Notices of Acceptance from the Trademark Office of the State Administration for Industry and Commerce in respect of our two Trademark Applications. As of the date of this prospectus, such Trademark Applications are still pending.

On April 15, 2008, the State Intellectual Property Office of the PRC accepted our application for a patent of invention for our Borun Wet Process and based upon our knowledge of our industry and our ongoing patent application, we believe that we are the only corn-based edible alcohol producer in China using the Borun Wet Process. Currently such application is under review. For a description of our Borun Wet Process technology, please see the subsection above entitled "Our Production Technology".

Furthermore, we registered the domain name of www.chinanewborun.com, which is used to support our business and promote our Group.

Description of Properties: Land Use Rights

For our Shouguang facility, we have two Land Use Right Certificates covering an area of approximately 1,107,705 square feet (102,909.28 square meters) and 28 Property Ownership Certificate covering a construction area of approximately 377,489 square feet (35,070 square meters). For our Daqing facility, we have three Land Use Right Certificates covering an area of approximately 2,358,978 square feet (219,156 square meters) and 13 Property Ownership Certificates covering a construction area of approximately 252,983 feet (23,503 square meters).

Under Chinese law land is owned by the state or rural collective economic organizations. The state issues to the land users the land use right Certificate. Land use rights can be revoked and the land users forced to vacate at any time when redevelopment of the land is in the public interest. The public interest rationale is interpreted quite broadly and the process of land appropriation may be less than transparent. According to the Land Administration Law of the People's Republic of China, in any of the following cases, the relevant land administrative department may recover the land use right of State-owned land where: (1) land is to be used for the sake of the public interest; (2) land is to be used for adjustment in re-building old city districts in order to implement urban construction plans; (3) when the term for the land use right expires according to what is agreed upon in the contract for compensated use of land, and the land user has failed to apply for extension or failed to get approval for extension; (4) the use of land originally allocated has been stopped due to cancellation or removal of units; (5) roads, railways, airports and mining sites that have been approved to be abandoned. Proper compensation should be given to land use right users whereas the use right of State-owned land is recovered according to the provisions of (1) and (2) of the preceding paragraph.

With respect to the expropriation of land by the State, local governments at or above the county level are required to make an announcement and to organize the implementation after such determination in accordance with the applicable legal procedures. Owners or users of the land expropriated should, within the time limit specified in the announcement, go through the compensation registration for expropriated land with the land administrative departments of the local people's governments on the strength of the land certificate. Each of our two facilities rely on these land use rights as the cornerstone of their operations, and the loss of such rights would have a material adverse effect on our Company.

Insurance

The insurance industry in China is still at an early stage of its development. Insurance companies in China offer limited business insurance products or offer them at a high price. Business interruption or similar types of insurance are not customary in China. We currently maintain insurance coverage on our property and facilities and machinery, which, as of June 8, 2010, were approximately RMB524.0 million ($76.8 million) on our property and facilities and approximately RMB795.3 million ($116.5 million) on our machinery. We do not carry any third party liability insurance to cover claims in respect of personal injury, property or environmental damage arising from accidents on our property or relating to our operations other than on our transportation vehicles. We have not had a third party liability claim filed against us during the last five years.

Employees

As of the date of this prospectus, our Shouguang facility had 474 full-time employees and our Daqing facility had 388 full-time employees for a total of 862 full time employees, which is comprised of 678 manufacturing staff, 159 management and administrative personnel, and the rest, 25 full-time employees in our sales department. We believe we have a good relationship with our employees, and we have never experienced a work stoppage or a labor dispute that has interfered with our operations. At our Daqing facility, we house our employees in Company-owned apartment buildings. With respect to our Shouguang facility, we have chosen a piece of land for the construction of dormitories for our employees in the city of Shouguang and we anticipate construction on such housing will commence in the near future. When complete, we will allocate housing for our employees and provide shuttle bus services to and from the Shouguang facility.

In the PRC, in accordance with the relevant labor and social welfare laws and regulations, we are required to pay, in respect of our employees in the PRC, various social insurance including pension insurance, medical insurance, unemployment insurance, occupational injury insurance and maternity insurance. In accordance with applicable PRC regulations on housing funds, we are also required to contribute to a housing fund for our employees. In the past, we had been delinquent with respect to the payment of social insurance and housing fund payments. We may be liable for the payments and fines arising from such delinquent payments. Total contributions to such funds were approximately nil, RMB0.63 million ($0.1 million), RMB2.0 million ($0.3 million) and RMB1.0 million ($0.1 million) for the years ended December 31, 2007, 2008 and 2009 and for the three months ended March 31, 2010, respectively. We expect that the amount of our contribution to the government's social insurance funds will increase in the future as we expand our workforce and operations.

For the year ended December 31, 2009, we have paid RMB90,772 ($13,298) and RMB2,016,583 ($295,431) for group casualty insurance and pension insurance, respectively.

Legal Proceedings

We are not a party to any material legal proceedings.

Summary of Material Contracts

Daqing Borun obtained a short term loan from ADB for RMB13.5 million ($2.0 million) on August 26, 2009 which shall mature at August 25, 2010. In connection with the loan, Daqing Borun entered into a Maximum Mortgage Contract with ADB pursuant to which Daqing Borun agreed to put up collateral for the loan, with the collateral consisting of a parcel of industrial land use right with an area of 61,432.8 square meters and certain buildings. The carrying value of the land use right and buildings are RMB8,073,793 ($1,182,835) and RMB8,914,612 ($1,306,017), respectively. The mortgage is effective so long as the loan referenced above is outstanding. If Daqing Borun does not pay the loan on time, then the China People's Court may seize the property. Daqing Borun has the duty to maintain the property and its value. If the property is damaged or destroyed, Daqing Borun must timely notify ADB and ADB may collect the insurance proceeds. Within 15 days of signing the mortgage contract, Daqing Borun was required to purchase and did purchase insurance on the collateral and ADB was to be named the primary beneficiary of the insurance. ADB has the right to the collateral if Daqing Borun does not pay on time, becomes bankrupt or loses its business license. ADB may proceed with its right through negotiation with Daqing Borun or through the Court. Daqing Borun shall not transfer the collateral to a third party without the prior written notice to and consent from ADB. Daqing Borun must also notify the Bank on all material changes to the business of Daqing Borun.

On July 9, 2008, Shandong Borun completed its acquisition of all of the equity interests in Anxin Tongwei. Anxin Tongwei applied for bankruptcy with the People's Court in Datong, Daqing City on July 26, 2007. The Court made the verdict to approve a procedure of reorganization on July 30, 2007 and to approve a plan of reorganization on November 30, 2007. On July 1, 2008, the Court made the verdict to approve that certain acquisition agreement (the "Equity Purchase Agreement") between Shandong Borun and the then shareholders of Anxin Tongwei on June 26, 2008, and on July 9, 2008, the parties completed the acquisition pursuant to which Anxin Tongwei became a wholly-owned subisidiary of Shandong Borun. Shandong Borun paid a total cash consideration of RMB 139,000,000 ($20,363,913) for Daqing Borun. Subsequent to the acquisition, Anxin Tongwei changed its name to Daqing Borun Biotechnology Co., Ltd. (since we regard "corn deep-processing" as a part of the biotechnology field, we named it accordingly).

REGULATION OF OUR INDUSTRY

Introduction

The primary production and operation entities of the Company are WGC, Shandong Borun and Daqing Borun, each of which is located in the PRC. These entities, with respect to their business operations, are subject to relevant industry policies, laws, regulations, rules and extensive government regulatory policies.

With respect to its current business operations, the Company is subject to the following laws, regulations and rules:

Material Licenses and Costs for Compliance with Certain Environmental Regulations

On December 1, 2000, the Shouguang Administration for Industry and Commerce granted Shandong Borun the right to operate for a period of three years from the date of Shandong Borun's inception, and on November 1, 2003, the Shouguang Administration for Industry and Commerce extended the business term of Shandong Borun to November 1, 2033. On July 9, 2008, the Daqing Administration for Industry and Commerce (Datong Branch) granted Daqing Borun the right to operate with no business term limitation.

WGC and its subsidiaries (Shandong Borun and Daqing Borun) can only conduct business within their registered business scopes, which appear on each of their business licenses. WGC's license permits us to produce and sell calcium chloride; wholesale saccharifying enzyme and amylase; and, purchase and sell edible alcohol, corn germ, DDGS feed and related equipments and trade of grain. Shandong Borun's license includes production and sale of edible ethanol, xanthan gum, corn oil, glacial acetic acid, chemical products (exclusive of dangerous chemicals), the purchase of foodstuffs and the import and export of goods within the scope allowed by the PRC. Daqing Borun's license includes production and sale (export) of edible alcohol and auxiliary materials in corn-processing, purchasing, processing and sale of foodstuffs. Any further amendment to the scope of our business will require additional applications and government approval or registration.

With respect to our costs of compliance with certain environmental regulations, we have spent approximately RMB40.4 million ($5.9 million) on the waste water treatment system, including construction and equipment expenditures.

Industry Policy

On December 2, 2005, the National Development and Reform Commission of the PRC, or the NDRC, issued the Guidance Catalogue on the Adjustment of Industrial Structure (2005 Version) in which the production of alcohol line falls under the restricted industry item. According to the Interim Provisions on the Promotion of Adjustment of Industrial Structure promulgated by the State Council and implemented on December 2, 2005, investment into new projects of restricted industries is prohibited. Companies previously doing business in restricted industries may adopt measures to reform and upgrade.

On June 3, 2007, the State Council issued a "Notification on the Issuing of the Comprehensive Work Plan on Saving Energy and Reducing Emission" which stipulated the increasing elimination of "backward" production capacities in paper-making, alcohol, monosodium glutamate and citric acid industries. Alcohol manufacturers with "backward" production technologies and equipment, and those smaller manufacturers having a production capacity less than 30,000 tons per year of edible alcohol would thereafter be eliminated from competing in the alcohol industry during the 11th Five-Year Plan period (from year 2006 to year 2010), and 1.6 million tons of such "backward" production capacity in the alcohol industry are to be eliminated by the end of the 11th Five-Year Plan period. Additionally, the "Notification on the Planning of Eliminating Backward Production Capacity in Paper-Making, Alcohol, Monosodium Glutamate and Citric Acid Industries" jointly issued by NDRC and State Environmental Protection Administration on October 22, 2007, provided a yearly target for elimination of 1.6 million tons of such "backward" production capacity in the alcohol industry, i.e. 101,000 tons for 2006, 400,000 tons for 2007, 444,000 tons for 2008, 355,000 tons for 2009 and 300,000 tons for 2010. According to a notice issued by National Development and Reform Commission, 945,000 tons of backward production capacity in the alcohol industry had already been eliminated by the end of 2008.

Overall, we believe that such national industry policy will have a positive impact on our business and will continue to be a contributing factor to our growth and developmental potential. Since the implementation of this national industry policy, the production capacity of the whole alcohol industry has substantially decreased while recent market trends show that alcohol consumption continues to rise (see "Our Industry"). Therefore, we have reason to believe that the alcohol industry as a whole will continue to be a growth industry as demand continues to rise. However, such national industry policy may also have a negative impact on our business. According to the "Guidance Opinion on Promoting of the Healthy Development of Corn Deep-Processing Industry" issued by National Development and Reform Commission in September, 2007, the amount of corn used for "deep-processing" cannot exceed 26% of the total corn consumption in the 11th Five-Year Period. During the 11th Five-Year Period, construction projects for corn deep-processing which have received approval but have not begun shall discontinue plans for construction. New applications for corn deep-processing projects will not be approved in principle. The examination of renovation and expansion projects of existing corn deep-processing facility shall be strengthened. Since the production of edible alcohol using corn is a form of "deep-processing" work, this policy may limit our ability to obtain our primary raw material (corn). According to the Frost & Sullivan Report, 25.2% of total consumption was used for corn deep-processing in 2008.

Material Licenses Relating to Our Products

In accordance with the Regulations of the PRC on the Administration of Production License for Industrial Products promulgated by the State Council on July 9, 2005 and implemented on September 1, 2005, and the Circular on the Promulgation of Catalogue of Products subject to Production License issued by the General Administration of Quality Supervision, Inspection and Quarantine (AQSIQ) of the PRC on December 5, 2007, the State Council has put in place a production licensing system for enterprises which produce edible alcohol and liquid carbon dioxide.

Feed Production

According to the Measures for the Examination of Feed Production Enterprises issued on November 7, 2006 by the Ministry of Agriculture, and implemented on May 1, 2007, an applicant for the establishment of a feed production enterprise shall obtain the Qualification Certificates for the Examination of Feed Production Enterprises (the "Certificate") prior to registering with the competent branches of SAIC. The Certificate also requires an annual filing before the end of March each year. The Regulation on the Administration of Feeds and Feed Additives, issued on May 29, 1999 and amended on November 29, 2001 further provides that feed products must be granted quality certificates before such products may be commercialized.

Environmental Regulations

Our production processes generate noise, wastewater, gaseous and other industrial wastes. The major PRC environmental regulations applicable to us include the Environmental Protection Law of the PRC, the Environmental Impact Appraisal Law of the PRC, the Law of the PRC on the Prevention and

Control of Water Pollution, the Law of the PRC on Prevention and Control of Air Pollution, the Law of the PRC on Prevention and Control of Environmental Pollution Caused by Solid Waste and the Law of the PRC on Prevention and Control of Environmental Noise Pollution.

The Environmental Protection Law of the PRC sets out the legal framework for environmental protection in the PRC. The Ministry of Environmental Protection, or the MEP, of the PRC is primarily responsible for the supervision and administration of environmental protection work nationwide and formulating national waste discharge limits and standards. Local environmental protection authorities at the county level and above are responsible for environmental protection in their jurisdictions.

Companies that discharge contaminants must report and register with the MEP or the relevant local environmental protection authorities. Companies discharging contaminants in excess of the discharge limits prescribed by the central or local authorities must pay discharge fees for the excess in accordance with applicable regulations and are also responsible for the treatment of the excessive discharge. Government authorities can impose different penalties on individuals or companies in violation of the Environmental Protection Law of the PRC, depending on the individual circumstances of each case and the extent of contamination. Such penalties include warnings, fines, impositions of deadlines for remedying the contamination, orders to stop production or use, orders to re-install contamination prevention and treatment facilities which were removed without permission or left unused, administrative actions against relevant responsible persons or companies, or orders to close down those enterprises. Where a violation is serious, the persons or companies responsible for the violation may be required to pay damages to victims of the contamination. Where serious environmental contamination occurs in violation of the provisions of the Environmental Protection Law of the PRC resulting in serious loss of public and private property, the persons or enterprises directly responsible for such contamination may be held criminally liable.

Regulation on Work Safety

We are subject to a variety of governmental regulations related to work safety. The major PRC regulations related to work safety applicable to us include Work Safety Law of the PRC and Regulation on Work Safety License.

Work Safety Law of the PRC

The Work Safety Law of the PRC ("WSL") was adopted at the 28th meeting of the Standing Committee of the Ninth People's Congress on June 29, 2002, and was promulgated for implementation as of November 1, 2002. The WSL is applicable to the work safety of entities engaging in production and business operation activities within the PRC. Such entities must comply with the WSL and other relevant laws and regulations concerning work safety and must strengthen the administration of work safety, establish and perfect a system of responsibility for work safety, ensure conditions for safe production, and ensure safety in production.

The WSL and other provisions of the relevant laws and regulations create a system for attributing responsibility for work safety accidents and holding liable those found to be responsible for work safety accidents. Entities engaged in the production, operation and storage of hazardous substances, (1) must establish an administrative committee for work safety or have full-time personnel for the administration of work safety; (2) are subject to the examination and approval as well as the supervision and administration of relevant administrative departments, according to the provisions of relevant laws and regulations, national standards or industrial standards; (3) must have archive files for substantial hazardous sources, make regular checks, appraisals, supervisions and controls, make emergency plans, and inform employees and other relevant people of the emergency measures that should be taken under emergency circumstances; (4) must report, according to the relevant provisions of the state, the substantial hazardous sources and the corresponding safety measures and emergency measures to the administrative department and other relevant departments of the local people's government in charge of the supervision and administration of work safety for archive purposes; and (5) must have exits in the sites of production and the dormitories of the employees which meet the requirements for emergency dispersal of people, have highly visible marks and be clear of obstructions. Entities shall be prohibited from closing or obstructing the exits of the sites of production and business operation and the dormitories of the employees.

Regulation on Work Safety Licenses

The Regulation on Work Safety Licenses ("RWSL") was promulgated by the State Council on January 13, 2004 and came into force on the same date. According to the RWSL, an enterprise engaging in the production of hazardous chemicals must apply for a work safety license before production.

To obtain a work safety license, an entity must satisfy certain work safety conditions, which mainly include: (1) establishing and improving a system for work safety, and formulating a complete set of work safety rules; (2) investing in safety satisfying applicable work safety requirements; (3) establishing administrative entities for work safety and installing full-time work safety administrative personnel, who have passed the appraisal conducted by the competent authority; (4) ensuring that special personnel have passed the appraisal conducted by the competent authority, and have obtained qualification certificates for special operations; (5) ensuring employees have gone through work safety education and training; (6) ensuring premises, work sites, safety facilities, equipment and technology meet the requirements of the relevant work safety laws, regulations, standards and rules; (7) providing employees with labor protection articles which are up to the national standards or standards of the industrial sector concerned; and (8) establishing emergency rescue plans for accidents, appointing entities or personnel specializing in emergency rescue, and providing necessary emergency rescue materials and equipment.

A work safety license is valid for three years. If a work safety license needs to be extended upon its expiration, an entity shall go through the extension procedures three months prior to such expiration with the administrative department from which the license is issued.

Regulation on Safety Administration of Dangerous Chemicals

The Regulation on Safety Administration of Dangerous Chemicals was promulgated by the State Council on January 26, 2002, and took effect on March 15, 2002. This regulation sets forth general requirements for the production and operation of certain chemicals that are considered dangerous and listed in the Dangerous Chemicals Catalogue. The Regulation on Safety Administration of Dangerous Chemicals was further supplemented and elaborated by subsequent regulations and rules. The State Administration of Work Safety of the PRC, or the SAWS, and other relevant state government authorities determine and from time to time adjust the chemicals included in the Dangerous Chemicals Catalogue. Under the PRC laws, the production, operation, storage, transportation of chemicals in the Dangerous Chemicals Catalogue and the industrial use of such chemicals require specific regulatory approval, licenses and permits. In addition, in order to strengthen the supervision and regulation of the safe operation and production of chemicals in the Dangerous Chemicals Catalogue, on October 8, 2002, the Commerce and Trade Committee of the PRC issued the Administration Rules for the Registration of Dangerous Chemicals, according to which the enterprises should, within six months of the publication of the Dangerous Chemicals Catalogue, complete registration for the production and storage of dangerous chemicals. On the same date, the Commerce and Trade Committee of the PRC also issued the Administration Rules for the Operation License of Dangerous Chemicals, according to which, an Operation License is required for the operation and sale of dangerous chemicals. Both administrative rules took effect on November 15, 2002. Pursuant to these regulations, the producers of chemicals in the Dangerous Chemicals Catalogue will need to meet certain production safety requirements and pass a safety inspection conducted by the relevant government authorities. In addition, such producers will need to obtain the relevant work safety license prior to production.

Regulation on Labor Protection

The Labor Contract Law of the PRC was promulgated on June 29, 2007 and became effective on January 1, 2008. This law governs the establishment of employment relationships between employers and employees, and the conclusion, performance, termination of, and the amendment to employment contracts. To establish an employment relationship, a written employment contract must be signed. In the event that no written employment contract was signed at the time of establishment of an employment relationship, a written employment contract must be signed within one month after the date on which the employer starts engaging the employee.

PRC Patent Law

The PRC first allowed patents for the protection of proprietary rights, as set forth in the PRC Patent Law, in 1985.

Patent Prosecution

The patent prosecution system in China is different from the system in the United States in a number of significant ways. China, like most countries other than the United States, follows the "first to file" principle. In other words, when more than one person files a patent application for the same invention, the patent will be granted to the person who first filed the application. The United States, in contrast, uses a principle of first to invent to determine the granting of patents. In addition, the PRC requires absolute novelty in order for an invention to be patentable. Pursuant to this requirement, generally, with limited exceptions, any prior written or oral publication in or outside the PRC, demonstration or use in the PRC before the patent application filing prevents an invention from being patented in the PRC. Conversely, subject to certain statutory requirements, inventors in the United States can generally file a patent application within one year after publication of the invention if the inventor can demonstrate that the invention was made prior to the publication. Patents issued in the PRC are not enforceable in Hong Kong, Taiwan or Macau, each of which has an independent patent system. The fact that a patent application is pending is no guarantee that a patent will be granted, and even if granted, the scope of a patent may not be as broad as that of the initial application.

Patent Enforcement

When a patent infringement dispute arises, the patent holder or an interested party who believes the patent is being infringed may either file a civil lawsuit or file a complaint with the relevant authorities in charge of the patent administration. A PRC court may grant the patent holder's or the interested party's request for a preliminary injunction before or during the legal proceeding. Damages for infringement are calculated as either (1) the loss suffered by the patent holder or the interested party due to the infringement or (2) the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. Typically, a patent holder in the PRC has the burden of proving that the patent is being infringed. However, if the holder of a production process patent alleges infringement of such patent, the alleged infringing party which produces the same kind of products has the burden of proving that there has been no infringement.

Compulsory Licensing

Under the PRC Patent Law, where any entity is qualified to utilize a patented technology, but fails to obtain the license from the patent holder on reasonable terms and in a reasonable period of time, the entity is entitled to apply to the State Intellectual Property Office for a compulsory license. A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs, where the public interest so requires, or where a registered invention is substantially superior to a prior invention in connection with technology that has a notable economic significance and the application of the later invention relies on the application of the prior invention.

International Patent Treaties

The PRC is also a signatory to major intellectual property conventions, including the Paris Convention for the Protection of Industrial Property, Madrid Agreement on the International Registration of Marks and Madrid Protocol, Patent Cooperation Treaty, Budapest Treaty on the International Recognition of the Deposit of Microorganisms for the Purposes of Patent Procedure and the Agreement on Trade-Related Aspects of Intellectual Property Rights, or TRIPs.

Although patent rights are national rights, there is a large amount of international co-operation under the Patent Cooperation Treaty, or the PCT, to which China is a signatory. Under the PCT, applicants in one country can seek patent protection for an invention simultaneously in a number of other member countries by initially filing a single international patent application pursuant to the PCT and then later filing individual country or region specific applications on the international patent application.

Foreign Exchange Regulation

Pursuant to the Foreign Exchange Administration Rules promulgated on January 29, 1996 and amended on January 14, 1997 and August 5, 2008, and various regulations issued by the SAFE and other relevant PRC government authorities, RMB is freely convertible only with respect to current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriations of investments, require the prior approval of the SAFE or its local branches for conversion of RMB into foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign exchange payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by the SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign exchange receipts into RMB.

Pursuant to the SAFE's Notice on Relevant Issues Concerning Foreign Exchange Administration on Financing and Round-Trip Investment Through Offshore Special Purpose Vehicles by Domestic Residents, or the SAFE Circular No. 75, issued on October 21, 2005, (i) a PRC resident must register with the local SAFE branch before establishing or controlling an overseas special purpose vehicle, or SPV, for the purpose of obtaining overseas equity financing using the assets of or equity interests in a domestic enterprise; (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident must register his or her interest in the SPV and any subsequent change thereto with the local SAFE branch; and (iii) when the SPV undergoes a material event, such as a change in share capital, merger and acquisition, share transfer or exchange, spin-off or long-term equity and debt investment, the PRC resident must, within 30 days from the occurrence of such event, register such change with the local SAFE branch.

We understand that none of our shareholders is a PRC citizen. Our PRC counsel advises that none of our shareholders is subject to the requirement of the SAFE registration under Circular 75. However, due to the vagueness and uncertainty as to how the SAFE regulations are interpreted and implemented and the possible amendments or changes of the SAFE regulations, we cannot provide any assurance that our current shareholders who may spend a certain amount of their time in the PRC each year will not be required to make or obtain any applicable registrations pursuant to the SAFE regulations.

Dividend Distribution Regulation

The principal laws and regulations governing dividends paid by our PRC operating subsidiaries include the Company Law of the PRC (1993), amended and effective as of January 1, 2006, Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, Implementation Rules of Wholly Foreign Owned Enterprise Law (1990), as amended in 2001, Chinese-Foreign Joint Venture Law (1979), as amended in 2001, and Implementation Regulation of Chinese-Foreign Joint Venture Law (1983), as amended in 2001. Under these laws and regulations, each of our PRC subsidiaries, including WFOEs, joint venture enterprise and domestic companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, including WFOEs, joint venture enterprise and domestic companies, is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserve reaches 50.0% of its respective registered capital. These reserves are not distributable as cash dividends. Furthermore, each of our WFOEs and joint venture enterprises in China is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed as cash dividends.

Tax

The key taxes applicable to the Company in the PRC are enterprise income tax, value added tax and consumption tax.

A.    Pursuant to the Enterprises Income Tax Law of the PRC and its implementation regulations implemented on January 1, 2008, a resident enterprise is subject to enterprise income tax for the income derived from activities both inside and outside the territory of the PRC. If an organization or establishment is set up by a non-resident enterprise in the PRC, it is subject to enterprise income tax for the income derived from such organization or establishment in the PRC and the income derived from outside the PRC but only on those activities with actual connections to the organization or establishment in the PRC. For a non-resident enterprise which has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, its income derived in the PRC will be subject to enterprise income tax.

The enterprise income tax shall be levied at the rate of 25%. A non-resident enterprise without a permanent establishment in the PRC or such non-resident enterprise which has set up a permanent establishment in PRC but its earning income is not connected with the abovementioned permanent establishment will be subject to tax on their PRC-sourced income. The income shall be taxed at the reduced rate of 10%.

Pursuant to the Arrangement between the Mainland and the Hong Kong SAR for the Avoidance of Double Taxation and Tax Evasion on Income ("Tax Arrangement"), where a Hong Kong enterprise directly holds at least 25% of shareholding of a PRC enterprise, the withholding tax rate in respect to the payment of dividends by such PRC enterprise to such Hong Kong enterprise is 5%. Otherwise, the withholding tax rate is 10% for the relevant dividends.

Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or the Notice No. 81, residents of counter-parties to any tax treaties who own up to a certain proportion (25% or 10% in general) of the capital of a Chinese resident company paying dividends are subject to taxation on such dividends at the tax rates as arranged. Any residents of the counterparties qualifying to enjoy such tax benefits should: (1) be an enterprise subject to taxation on dividends in accordance to such tax arrangement; (2) directly own the required percentage in all equity interests and voting rights in such Chinese residents company; (3) within anytime in the 12 consecutive months prior to receiving such dividends, directly own such percentage in the Chinese resident company.

According to The Administrative Measures for Non-resident Enterprises to Enjoy Treatments under Tax Treaties (Trial) ("Administrative Measures") which came into force on October 1, 2009, in order for a non-resident enterprise (as defined under the PRC tax laws) that receives dividends from PRC resident enterprises, to enjoy the favorable tax benefits under the tax arrangements, it shall submit an application for approval to the competent tax authority. Without being approved, the non-resident enterprise may not enjoy the favorable tax treatments provided in the tax treaties. Accordingly, if the provisions of Notice 81 are satisfied and approvals under the Administrative Measures are obtained, the payments of dividends by the PRC subsidiaries to the Hong Kong subsidiaries shall be subject to a PRC withholding tax at the rate of 5% as stipulated in the Tax Arrangement. However, if the application to enjoy the favorable withholding tax under the Tax Arrangement is not approved, we may not enjoy the favorable withholding tax under the Tax Arrangement. In addition, according to Notice 81, if the primary purpose of our transactions or arrangements, in relation to the reorganization of the PRC subsidiaries, is deemed by the relevant authorities is to enjoy a favorable tax treatment, such favorable withholding tax enjoyed by us may be adjusted by the relevant authorities in the future.

B.    Pursuant to the Provisional Regulations of the People's Republic of China on Value-Added Tax as amended on November 10, 2008 by the State Council and implemented on January 1, 2009, unless stated otherwise, for value-added tax payers who are selling or importing goods, and providing processing, repairs and replacement services in the PRC, the tax rate shall be 17%. The value-added tax rate for taxpayers selling and importing feed shall be 13%.

C.    Pursuant to the Provisional Regulations of the People's Republic of China on Consumption Tax and the corresponding implementation regulations as amended on November 5, 2008 by the State Council and implemented on January 1, 2009, the producers of alcohol are subject to a consumption tax at a rate of 5%.

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated a rule entitled "Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors", or the new M&A rule, to more effectively regulate foreign investment in PRC domestic enterprises. The new M&A rule took effect on September 8, 2006. The new M&A rule also contains a provision requiring SPVs formed for overseas listing purposes and controlled by PRC individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

The application of this new M&A rule is currently unclear. However, our PRC counsel, The B&D Law Firm, has advised us that based on their understanding of the current PRC laws, rules and regulations and the new M&A rule, the new M&A rule does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the New York Stock Exchange, because the acquisitions among

China High, WGC and Shandong Borun are governed by the PRC laws, regulations, rules and circulars related to foreign investment enterprises instead of the New M&A Rules.

The B&D Law Firm has further advised us that their opinions summarized above are subject to the timing and content of any new laws, rules and regulations or clear implementations and interpretations from the CSRC in any form relating to the new M&A rule. See "Risk Factors—Risks Relating To Doing Business In China—The Application Of PRC Regulations Relating To The Overseas Listing Of PRC Domestic Companies Is Uncertain, And We May Be Subject To Penalties For Failing To Request Approval Of The PRC Authorities Prior To Listing Our ADSs In The U.S."

Tort Liability Law

The Tort Liability Law of the People's Republic of China, which was passed during the 12th Session of the Standing Committee of the 11th National People's Congress on December 26, 2009, states that manufacturers are liable for damages caused by defects in their products and sellers are liable for damages attributable to their fault. If the defects are caused by the fault of third parties such as the transporter or storekeeper, manufacturers and sellers are entitled to claim for compensation from these third parties after paying the compensation amount.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position(s)
Jinmiao Wang	39	Chief Executive Officer and Chairman of the Board
Bing Yu	33	Chief Financial Officer
Hengxiu Song	39	Chief Operations Officer and Director
Wei Qi	51	Chief Technology Officer
Rongjian Wang	38	Financial Controller and Director
Xinhua Ding	53	General Manager of Shandong Borun Industrial Co., Ltd.
Shixiang Huang	48	General Manager of Daqing Borun Biotechnology Co., Ltd.
Rong Chen	52	Director
Raymond S. Chadwick	59	Independent Director*
Lucy Guo	37	Independent Director*
Yibin Wei	38	Independent Director
Ruiping Wang	48	Independent Director
Binbin Jiang	35	Independent Director*

*
Mr. Chadwick, Mr. Jiang and Ms. Guo shall serve as our independent directors effective upon the closing of this offering.

Unless otherwise indicated, the business address of each director and executive officer is Bohai Industrial Park (Yangkou Town), Shouguang, Shandong 262715, China.

Biographies of Officers and Directors

Mr. Jinmiao Wang, President, Chief Executive Officer and Chairman of the Board

Mr. Wang has served as our chief executive officer and chairman of the board since 2010. Mr. Wang also serves as the chairman of Shandong Borun and has served in such capacity since July 2008. Prior to that, Mr. Wang served as the chairman and general manager of Shandong Borun from March 2006 to July 2008. From June 2004 to March 2006, Mr. Wang served as the chairman and general manager of Shandong Borun Salt Industrial Co., Ltd., Shandong Borun's predecessor company. From December 2000 to June 2004, Mr. Wang served as the chairman and general manager of Shouguang Haihong Salt-Making Co., Ltd. in the city of Shouguang in Shandong Province. Mr. Wang has been honored as a private entrepreneur in Shandong Province, having made significant contributions to his local economy in China.

Mr. Hengxiu Song, Chief Operations Officer and Director

Mr. Song has served as our chief operations officer since 2010. He has also served as the director of administration of Shandong Borun since April 2005. From Feburary 2002 to March 2005, Mr Song served as the marketing and purchasing director of Shandong Borun Salt Industrial Co., Ltd., Shandong Borun's predecessor company. Mr. Song obtained a bachelor's degree in Economics and Management from the Capital University of Economics and Business.

Mr. Rongjian Wang, Financial Controller and Director

Mr. Wang has served as our financial controller and a director since 2010. Mr. Wang also serves as the financial controller of Shandong Borun and has served in such capacity since July 2006. From May 2002 to July 2006, Mr. Wang served as financial controller of Shandong Borun Salt

Industrial Co., Ltd., Shandong Borun's predecessor company. Mr. Wang earned a bachelor's degree in Accounting from the Shandong University of Finance in Shandong Province, China.

Mr. Rong Chen, Director

Mr. Chen has served as our director since 2010, and has served as the chairman of Shanghai Zhonglu Group Co., Ltd., Zhonglu Co., Ltd. since December 1998 and chairman and general manager of Chengde Dixian Textile Co., Ltd since November 2008. Mr. Chen has also served as vice president of the Shanghai Federation of Industry and Commerce since July 2002 and vice president of the Shanghai Private-Owned Enterprise Association. He has been a member of the Ninth and Tenth Chinese People's Political Consultative Conference since February 1999. Mr. Chen obtained a master's degree in International Trade from the Chinese Academy of Social Sciences.

Mr. Raymond S. Chadwick, Independent Director

Mr. Chadwick shall serve as our independent director effective upon the closing of this offering. Mr. Chadwick has also served as President & Chief Executive Officer of Diageo Chateau & Estate Wines, the wine division of Diageo, the world's leading premium drinks business, beginning in 2001, when he assumed responsibility for the integrated wine operations of Guinness UDV North America and Seagram Chateau & Estate Wines. On July 1, 2009, Mr. Chadwick stepped down from that role after 35 years of overall service, but continues to serve as a member of the Board of Directors of Diageo Chateau & Estate Wines. Previously, Mr. Chadwick served as Executive Vice President and Chief Financial Officer of the Seagram Chateau & Estate Wines Company, where his responsibilities included the overall direction of the finance function, long range and strategic planning, international sales, business development, information services, and environmental affairs. Mr. Chadwick served concurrently as Managing Director of Barton & Guestier, S.A., and had functional responsibility for the finance function at the Seagram Beverage Company. Mr. Chadwick first joined Seagram in 1974 and worked in a variety of roles, including market research, sales and finance. He also spent time in London in an international marketing role for Brown-Forman. Mr. Chadwick served as integration leader when The Seagram Classics Wine Company and Seagram Chateau and Estate Wines Company were merged in 1996. He served as co-integration leader during the merger of Diageo and Seagram wine operations in 2001, which lead to the formation of Diageo Chateau & Estate Wines. Mr. Chadwick received his Bachelor of Arts and Master of Arts degrees from the University of Virginia, as well as an M.B.A. from the University of Chicago. He also studied in France, including a year in Bordeaux on a Fulbright scholarship. He currently serves as Chairman of the Board of Wine Institute, and as a Director of the Napa Valley Vintners. He also serves on the Advisory Board of Klein Foods, Inc. and on the Board of the Sonoma State University Wine Business Management Program.

Ms. Lucy Guo, Independent Director

Ms. Guo shall serve as our independent director effective upon the closing of this offering. Since August 2009, Ms. Guo has served as an equity research analyst at Ziff Brothers Investments, L.L.C. From April 2005 to August 2009, Ms. Guo served as a director in the Private Equity Group of Mergers & Acquisitions Transaction Services at KPMG LLP in Chicago, IL, where she advised private equity firms and strategic buyers on their domestic and cross-border deals in the U.S., Europe and Asia-Pacific region. Prior to joining KPMG, she served as a senior associate at PricewaterhouseCoopers LLP in Philadelphia, PA, where she advised a diversified group of publicly held and private companies with a range of financial advisory services including audits, SEC filing requirements for initial public offerings, debt offerings, private placements and implementation of Sarbanes-Oxley Section 404 requirements. Ms. Guo received her Bachelor of Economics with a major in Investment Management from the Central University of Finance and Economics in China, as well as an M.B.A. from the University of Miami. Ms. Guo is a CFA Charter holder since 2003 and a CPA licensed in the state of Illinois and Pennsylvania. She is also a member of CFA Institute and a member of American Institute of Certified Public Accountants.

Ms. Yibin Wei, Independent Director

Ms. Wei has served as our independent director since 2010. Ms. Wei has served as executive director of Earnstar Holding Limited since 2008, responsible for international trading and investment. From September 1999 to May 2008, Ms. Wei worked for Alpha Plus Konsumentkontakt in Sweden. She obtained a master's degree in International Business Management from Goteborg University in Sweden and a bachelor's degree in International Commerce from Xiamen University in Fujian Province, China.

Mr. Ruiping Wang, Independent Director

Mr. Wang has served as our independent director since 2010. Mr. Wang has been the founder and chairman of TDR Capital International Limited since 2006. He is a non-executive director of Vision Opportunity China Fund Ltd. which is listed on AIM of the London Stock Exchange (LSE code: VOC) and an independent non-executive director of Syscan Technology Holding Limited, which is listed on the Hong Kong Stock Exchange (HKEx code: 8083). Mr. Wang was an executive director of Softbank Investment International (Strategic) Ltd. and general manager of Softbank's China venture investment company—SIIS Investment Management Limited. Mr. Wang was an executive member of the investment committee of the fund during his years working with Softbank. He was an independent non-executive director of Holley Pharmaceuticals (Chongqing) Co Ltd., which is listed on the Shenzhen Stock Exchange (SZEx code: 000607). Mr. Wang was the vice president of Greater China Investment Banking of Deutsche Bank. Mr. Wang was an assistant director of Standard Chartered (Asia) in charge of investment banking business in mainland China. Mr. Wang also worked for CITIC Group. Mr. Wang obtained a master's degree in Economics from Nankai University in Tianjin City, China.

Mr. Binbin Jiang, Independent Director

Mr. Jiang shall serve as our independent director effective upon the closing of this offering. Since July 1997, he has served as the general secretary of Shandong Alcohol Industry Association, a member of the Technology Committee of the China Alcoholic Drinks Industry Association, Alcohol Branch, the vice general secretary of Shandong White Spirits Industry Association, the vice general secretary of Shandong Beer Industry Association, and the vice president of Shandong Food Industry Limited. He obtained a bachelor's degree in Fermentation from Food Engineering School of Shandong Institute of Light Industry.

Ms. Bing Yu, Chief Financial Officer

Ms. Yu has served as our chief financial officer since 2010 and has served as our chief financial officer of Shandong Borun since October 2009. From June 2007 to September 2009, Ms. Yu served as the executive director of Brainzoom Business Consulting Co., Ltd., a business and financial consulting services company in China. From March 2006 to May 2007, Ms. Yu served as the corporate financial director of Cellon International Holdings Corporation in Shenzhen, China. Prior to that, Ms. Yu worked at Arthur Andersen & Co. and as a manager of Assurance and Business Advisory at PricewaterhouseCoopers in Shenzhen. Ms. Yu earned a bachelor's degree in Accounting from the Central University of Finance and Economics in Beijing, China. Ms. Yu is a Certified Internal Auditor, a member of the Chinese Institute of Certified Public Accountants and a member of the Association of Chartered Certified Accountants.

Mr. Wei Qi, Chief Technology Officer

Mr. Qi has served as our chief technology officer since 2010 and as chief technology officer of Daqing Borun since August 2008. Mr. Qi has also served as the chief engineer of Shandong Borun Industrial Co., Ltd. from July 2005 to August 2008. From January 2000 to June 2005, he was the vice president of Shandong Jiujiu Limited, an edible alcohol producer with advanced technologies. Mr. Qi obtained a bachelor's degree in Sciences from Qiqihaer Light Industrial College.

Mr. Xinhua Ding, General Manager of Shandong Borun Industrial Co., Ltd.

Mr. Ding has served as the general manager of Shandong Borun Industrial Co., Ltd. since July 2008. Prior to joining us, he served as the vice president of Shandong Haoxin Group from September 2000 to July 2008. Mr. Ding obtained his Master of Business Administration degree from Peking University and a bachelor's degree in Economics and Management from Shandong University.

Mr. Shixiang Huang, General Manager of Daqing Borun Biotechnology Co., Ltd.

Mr. Huang has served as the general manager of Daqing Borun Biotechnology Co., Ltd. since July 2008. He served as the executive vice president of Shandong Borun Industrial Co., Ltd. from March to June 2008. Mr. Huang served as the vice president of Gulf Resources, Inc., a company listed on the NASDAQ, from January 2006 to March 2008. Mr. Huang obtained a bachelor's degree in Business Administration from Capital University of Economic and Business.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

The functions and powers of our board of directors include, among others:

  •
  convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

  •
  declaring dividends and distributions;

  •
  appointing officers and determining the term of office of officers;

  •
  exercising the borrowing powers of our company and mortgaging the property of our company; and

  •
  approving the transfer of shares of our company, including the registering of such shares in our share register.

Board of Directors

Our board of directors will establish an audit committee, a compensation committee and a corporate governance and nominating committee prior to the closing of this offering. We do not currently have a majority independent board and are relying on foreign private issuer exemptions allowed under the requirements of the NYSE Listed Company Manual. We expect to have a majority of independent board of directors upon closing of this offering. Subject to certain exceptions, the requirements of the

NYSE Listed Company Manual permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of the NYSE. The composition of our board of directors and of our audit committee, compensation committee and corporate governance and nominating committee is consistent with customary practice in the Cayman Islands and is not prohibited by the laws of the Cayman Islands.

Directors' and Officers' Insurance

Though we do not maintain directors' and officers' liability insurance as of the date of this prospectus, we expect to obtain such a policy in the amount of $20 million within six months after the closing of this offering.

Family Relationships

There are no family relationships among the individuals comprising our Board of Directors and executive officers. Furthermore, Mr. Ruiping Wang is not related to the Wang Family or any member thereof.

Board Committees

  Audit Committee

Our audit committee will initially consist of Raymond S. Chadwick, Lucy Guo and Binbin Jiang, each of whom satisfy the "independence" tests of Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 promulgated under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. Lucy Guo will be the chairman of our audit committee and meets the definition of an audit committee "financial expert" as set forth under Item 401(h) of Regulation S-K. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

  •
  selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

  •
  reviewing with our independent registered public accounting firm any audit problems or difficulties and management's response;

  •
  reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

  •
  discussing the annual audited financial statements with management and our independent registered public accounting firm;

  •
  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

  •
  annually reviewing and reassessing the adequacy of our audit committee charter;

  •
  such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

  •
  meeting separately and periodically with management and our internal auditor and independent registered public accounting firm.

  Compensation Committee

Our compensation committee will initially consist of Raymond S. Chadwick, Lucy Guo and Binbin Jiang, each of whom satisfy the "independence" tests of Section 303A.02 of the NYSE Listed Company Manual. Binbin Jiang will be the chairman of our compensation committee initially. Our compensation committee will assist the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee will not be prohibited from direct involvement in determining their own compensation. The compensation committee will be responsible for, among other things:

  •
  approving and overseeing the compensation package for our executive officers;

  •
  reviewing and making recommendations to the board with respect to the compensation of our directors; and

  •
  reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

  Corporate Governance and Nominating Committee

Our corporate governance and nominating committee will initially consist of Raymond S. Chadwick, Lucy Guo and Binbin Jiang, each of whom satisfy the "independence" tests of Section 303A.02 of the NYSE Listed Company Manual. Raymond S. Chadwick will be the chairman of our corporate governance and nominating committee. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

  •
  identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

  •
  reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

  •
  advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our Company or of any third party.

Qualification

There is no shareholding qualification for directors.

Terms of Directors and Executive Officers

Our executive officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office without cause by special resolution or the unanimous written resolution of all shareholders or with cause by ordinary resolution or the unanimous written resolutions of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any similar arrangement or compromise with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind. We have not entered into any service agreements with our directors that provide for any type of compensation upon termination.

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the employee, including but not limited to a conviction to a felony, or willful gross misconduct by the employee in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time for any material breach of the employment agreement by us that is not remedied promptly after receiving the remedy request from the employee. Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party. Upon termination, the employee is generally entitled to a severance pay equal to a certain specified number of months of his or her then base salary, depending on the length of his or her employment with us.

Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Each of our executive officers has entered into a confidentiality agreement with us. Our executive officers have also agreed to disclose to us all inventions, designs and techniques that have resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques.

Compensation of Directors and Executive Officers

In 2009, the aggregate cash compensation to our executive officers and directors was RMB1,350,000 ($197,779).

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares immediately prior to and immediately after this offering by each of our directors and executive officers, and each person known to us to own beneficially more than 5% of our ordinary shares. The following table also assumes that New Borun has issued 14,847,811 ordinary shares to Golden Direction Limited and that all Class A, Class B and Class C convertible preference shares have been fully converted into ordinary shares as contemplated by a share exchange agreement (see "Our Corporate Structure and History"). Unless otherwise indicated, the address of each shareholder listed in the table is c/o China New Borun Corporation, Bohai Industrial Park (Yangkou Town), Shouguang, Shandong 262715, the People's Republic of China. Percentages set forth below have been rounded off to the nearest hundredth.

	Ordinary Shares Beneficially Owned Immediately Prior to This Offering(1)(2)		Shares Beneficially Owned Immediately After This Offering(1)(2)(3)
	Number	%	Number	%
Directors and Executive Officers:
Jinmiao Wang, President, CEO and Chairman of the Board	—	—	—	—
Bing Yu, Chief Financial Officer	—	—	—	—
Hengxiu Song, Chief Operations Officer and Director	—	—	—	—
Wei Qi, Chief Technology Officer	—	—	—	—
Rongjian Wang, Financial Controller and Director	—	—	—	—
Xindhua Ding, General Manager of Shandong Borun	—	—	—	—
Shixiang Huang, General Manager of Daqing Borun	—	—	—	—
Rong Chen, Director	—	—	—	—
Yibin Wei, Independent Director(4)	1,065,330	5.33%	1,065,330	4.18%
Ruiping Wang, Independent Director(5)	374,907	1.87%	374,907	1.47%
Binbin Jiang, Independent Director*	—	—	—	—
Raymond S. Chadwick, Independent Director*	—	—	—	—
Lucy Guo, Independent Director*	—	—	—	—
All directors and executive officers as a group (11 persons):	1,440,237	7.20%	1,440,237	5.65%
Principal Shareholders:
King River Holding Limited(6)	14,847,811	74.24%	14,847,811	58.23%
Star Elite Enterprises Limited(7)	3,711,952	18.56%	3,711,952	14.56%
Earnstar Holding Limited(4)	1,065,330	5.33%	1,065,330	4.18%
TDR Advisors Inc.(5)	374,907	1.87%	374,907	1.47%

*
Mr. Chadwick, Mr. Jiang and Ms. Guo shall serve as our independent directors effective upon the closing of this offering.

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Act of 1934, as amended, and includes voting or investment power with respect to the securities and outstanding share options exercisable within 60 days after such date that is immediately prior to and immediately after the closing of this offering (as applicable).

(2)
Percentage of beneficial ownership of each listed person prior to the offering is based on (i) 20,000,000 ordinary shares outstanding immediately prior to this offering. Percentage of beneficial ownership of each listed person after the offering is based on 25,500,000 ordinary shares outstanding immediately after the closing of this offering (and excludes shares issuable to the underwriters to cover over-allotments, if any).

(3)
Assume no exercise of the underwriters' option to purchase additional ADSs as set forth on the cover page of this prospectus.

(4)
Ms. Yibin Wei owns 100% of the issued and outstanding shares of capital stock of Earnstar, is the sole director of Earnstar and has sole voting and investment control over the shares held by Earnstar. This table assumes that all 1,065.330 shares of our Class B convertible preference shares held by Earnstar have been fully converted into 1,065,330 ordinary shares, which we expect will happen automatically upon the closing of this offering (see "Our Corporate Structure and History"). The business address of Earnstar is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(5)
Mr. Ruiping Wang owns 100% of the issued and outstanding shares of capital stock of TDR, is the sole director of TDR and has sole voting and investment control over the shares held by TDR. Mr. Ruiping Wang is not related to the Wang Family or any member thereof. This table assumes that all 374.907 shares of our Class C convertible preference shares held by TDR have been fully converted into 374,907 ordinary shares, which we expect will happen automatically upon the closing of this offering (see "Our Corporate Structure and History"). The business address of TDR is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

(6)
King River Holding Limited is a British Virgin Islands company which is 100% controlled and owned by Mrs. Shan Junqin, the mother of our President and CEO Mr. Jinmiao Wang, however, Mr. Wang expressly disclaims any nominal or beneficial ownership of the shares owned by King River Holding Limited and shares of capital stock of any of our group companies. Mrs. Shan has sole voting power and investment control of the shares held by King River Holding Limited, the business address of which is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

(7)
Ms. Ping Chen owns 100% of the issued and outstanding shares of capital stock of Star Elite, is the sole director of Star Elite and has sole voting and investment control over the shares held by Star Elite. This table assumes that all 3,711.952 shares of our Class A convertible preference shares held by Star Elite have been fully converted into 3,711,952 ordinary shares, which we expect will happen automatically upon the closing of this offering (see "Our Corporate Structure and History"). The business address of Star Elite is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

None of our shareholders has different voting rights from other shareholders after the closing of this offering and none of the preference shareholders have the right to retain their preference shares upon the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

Issuances and Sales of Our Securities

The information below sets forth the date of issuance, title, amount and purchasers of, and consideration paid for, our securities sold within the last three years that were not registered under the Securities Act. All such securities were issued outside the United States pursuant to Regulation S of the Securities Act.

In September 2008, Golden Direction acquired the sole share of capital of China High (an ordinary share) from an unrelated party, and in October 2008, China High issued an additional 7,999 ordinary shares to Golden Direction in connection with the acquisition by Golden Direction of China High in preparation for and pursuant to the reorganization of Shandong Borun.

On or about October 10, 2008, China High issued 2,000 preference shares to Star Elite for cash consideration of RMB70,000,000 ($10,255,208.2).

On or about June 12, 2009, China High issued 563 preference shares to Earnstar for cash consideration of RMB40,000,000 ($5,860,119.0).

On or about September 22, 2009, China High issued 202 preference shares to TDR for cash consideration of RMB14,050,000 ($2,058,366.8), and issued an additional 11 preference shares to Earnstar for no consideration in accordance with certain anti-dilution provisions set forth in an investment agreement by and between China High and TDR (such investment agreement has subsequently been terminated and replaced with the Shareholders Agreement, dated as of March 31, 2010).

These initial investments of approximately $18 million made by Star Elite, Earnstar and TDR between October 2008 and September 2009 were made at arms' length after a series of negotiations and performance of due diligence, and the per share value of captial stock in China High issued in connection with each investment was based on the price to earnings ratio at the time of issuance which reflected the fair market value of the Company's business.

In connection with our corporate reorganization of China High into New Borun, Mrs. Wang, a member of the Wang Family, incorporated New Borun in the Cayman Islands on December 21, 2009 as a result of which Mrs. Wang ultimately received the sole initial subscriber share of New Borun. On March 9, 2010, Mrs. Wang transferred such sole share to King River, a British Virgin Islands company owned and controlled by Mrs. Wang.

By resolution of the shareholders passed on March 12, 2010, the authorized share capital of New Borun was converted from shares having a par value of $1.00 to shares having a par value of $0.001. As a consequence of this variation of share capital, the initial subscriber share (with a par value of $1.00) held by King River was repurchased by New Borun, and one new share (with a par value of $0.001) was issued by New Borun to King River.

On March 15, 2010 New Borun signed, and effective as of March 31, 2010 New Borun consummated, a share exchange agreement with Golden Direction and King River, whereby New Borun acquired 100% of the voting share capital of Golden Direction from King River in exchange for the issuance by New Borun to King River of an additional 14,847,810 ordinary shares. Such additional shares were issued to King River on March 17, 2010, following which King River held 14,847,811 ordinary shares of New Borun, representing 100% of its issued share capital. As of the consummation of the share exchange pursuant to the share exchange agreement, Golden Direction became a wholly-owned subsidiary of New Borun and Golden Direction held approximately 74.24% of the voting capital of China High.

On February 28, 2010 New Borun and Golden Direction signed, and effective as of March 31, 2010 New Borun and Golden Direction consummated, a second share exchange agreement whereby Golden Direction acquired the remaining 25.76% (approximate) of China High. Upon closing that exchange, New Borun issued (i) 3,711.952 of its Class A convertible preference shares, which are automatically convertible into 3,711,952 of its ordinary shares upon the closing of this offering, to Star Elite, one of our private equity investors which is wholly-owned by Ms. Ping Chen, (ii) 1,065.330 shares of its Class B convertible preference shares, which are automatically convertible into 1,065,330 ordinary shares upon the closing of this offering, to Earnstar, one of our private equity investors which is wholly-owned by Ms. Yibin Wei, who became a Director of New Borun effective April 23, 2010 in connection with the exchange and (iii) 374.907 shares of its Class C convertible preference shares, which are automatically convertible into 374,907 ordinary shares upon the closing of this offering to TDR, one of our private equity investors which is wholly-owned by Mr. Ruiping Wang, who became a Director of New Borun effective April 23, 2010 in connection with the exchange. Such reorganization did not result in any change in control as the previous shareholders of China High received their pro rata ownership percentages in New Borun upon the completion of the reorganization.

In connection with and as contemplated by the exchange agreement described in the paragraph above, New Borun (i) entered into a shareholders agreement, effective as of March 31, 2010, with Star Elite, Earnstar, TDR and King River, which sets forth the preference rights held by each of Star Elite, Earnstar and TDR in New Borun and (ii) adopted its Amended and Restated Memorandum and

Articles of Association with effect from March 30, 2010, which sets forth the rights attaching to the preference shares held by each of Star Elite, Earnstar and TDR. The shareholders agreement and the Amended and Restated Memorandum and Articles of Association provide for the automatic conversion of each Class A, B and C preference share into ordinary shares, and each of the preference shareholders have agreed to waive all conditions in the shareholders agreement and in the Amended and Restated Memorandum and Articles of Association so that all of their preference shares automatically convert into ordinary shares upon the closing of this offering. Therefore, unless otherwise stated, the information in this prospectus assumes that such Class A, B and C preference shares have been fully converted into ordinary shares.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of the date of this prospectus, none of our outstanding ordinary shares or Class A, B or C convertible preference shares are held by record holders in the United States.

 RELATED PARTY TRANSACTIONS

Reorganization of Shandong Borun into China High

Shandong Borun, our predecessor company which has been controlled by Mr. Wang and his father since Shandong Borun's incorporation in the PRC in December 2000, underwent a corporate reorganization between September and December 2008 for the purpose of facilitating investments into Shandong Borun by unrelated off-shore (non-PRC) private equity investors.

In September 2008, Golden Direction, a British Virgin Islands limited liability company beneficially owned by Mrs. Wang, a member of the Wang Family, acquired China High, a Hong Kong holding company, from an unrelated party, whereby Golden Direction acquired the sole share of capital (an ordinary share) and in October 2008, China High issued an additional 7,999 ordinary shares to Golden Direction in preparation of the reorganization. In October 2008, China High acquired all of the equity interests of WGC, a PRC limited liability company, from an unrelated party for cash consideration of $160,000.

In December 2008, WGC acquired 100% of the equity interests in Shandong Borun. The cash consideration paid by WGC for Shandong Borun was equivalent not to the fair market value of Shandong Borun, but rather to the registered capital of Shandong Borun, or RMB76,500,000 ($11,207,477.5). Such acquisition was approved by the PRC governmental authorities and no member of the Wang Family or any other party received any compensation or any return on investment in connection with the reorganization. The result of this reorganization was to maintain Wang Family control of Shandong Borun, while creating a corporate structure which allowed offshore foreign investment in our Company in compliance with PRC law. Set forth below are charts showing our corporate structure before and after the reorganization.

The 2008 reorganization enabled us to raise capital through the issuance of China High capital stock to our three previously unrelated private equity investors, including (a) Star Elite, which had made its investment in October 2008, (b) Earnstar, which had made its investment in June 2009 and (c) TDR, which had made its investment in September 2009 (see "Principal Shareholders—Issuances and Sales of Our Securities"). These initial investments of approximately $18 million made by Star Elite, Earnstar and TDR between October 2008 and September 2009 were made at arms' length after a series of negotiations and performance of due diligence, and the per share value of captial stock in China High issued in connection with each investment was based on the price to earnings ratio at the time of issuance which reflected the fair market value of the Company's business. Prior to Star Elite's investment in October 2008, Golden Direction was the sole shareholder of China High since September 2008.

Reorganization of China High into New Borun

Effective as of March 31, 2010, our Hong Kong holding company China High and its controlling shareholder Golden Direction, a company beneficially owned by Mrs. Wang, a member of the Wang Family, underwent a corporate reorganization with China High's minority shareholders Star Elite, Earnstar and TDR (further details of which are set out below) for purposes of listing the Company's securities on a national securities exchange in the United States as a foreign private issuer and for other tax reasons. No member of the Wang Family or any other party received any compensation or any return on investment in connection with the reorganization.

In connection with such reorganization, Mrs. Wang, a member of the Wang Family, incorporated New Borun in the Cayman Islands on December 21, 2009 as a result of which Mrs. Wang ultimately received the sole initial subscriber share of New Borun. On March 9, 2010, Mrs. Wang transferred such sole share to King River, a British Virgin Islands company owned and controlled by Mrs. Wang.

By resolution of the shareholders passed on March 12, 2010, the authorized share capital of New Borun was converted from shares having a par value of $1.00 to shares having a par value of $0.001. As a consequence of this variation of share capital, the initial subscriber share (with a par value of $1.00) held by King River was repurchased by New Borun, and one new share (with a par value of $0.001) was issued by New Borun to King River.

On March 15, 2010 New Borun signed, and effective as of March 31, 2010 New Borun consummated, a share exchange agreement with Golden Direction and King River, whereby New Borun acquired 100% of the voting share capital of Golden Direction from King River in exchange for the issuance by New Borun to King River of an additional 14,847,810 ordinary shares. Such additional shares were issued to King River on March 17, 2010, following which King River held 14,847,811 ordinary shares of New Borun, representing 100% of its issued share capital. As of the consummation of the share exchange pursuant to the share exchange agreement, Golden Direction became a wholly-owned subsidiary of New Borun and Golden Direction held approximately 74.24% of the voting capital of China High.

On February 28, 2010 New Borun and Golden Direction signed, and effective as of March 31, 2010 New Borun and Golden Direction consummated, a second share exchange agreement whereby Golden Direction acquired the remaining 25.76% (approximate) of China High. Upon closing that exchange, New Borun issued (i) 3,711.952 of its Class A convertible preference shares, which are automatically convertible into 3,711,952 of its ordinary shares upon the closing of this offering, to Star Elite, one of our private equity investors which is wholly-owned by Ms. Ping Chen, (ii) 1,065.330 shares of its Class B convertible preference shares, which are automatically convertible into 1,065,330 ordinary shares upon the closing of this offering, to Earnstar, one of our private equity investors which is wholly-owned by Ms. Yibin Wei, who became a Director of New Borun effective April 23, 2010 in connection with the exchange and (iii) 374.907 shares of its Class C convertible preference shares, which are automatically convertible into 374,907 ordinary shares upon the closing of this offering to TDR, one of our private equity investors which is wholly-owned by Mr. Ruiping Wang, who became a Director of New Borun effective April 23, 2010 in connection with the exchange.

Such reorganization did not result in any change in control as the previous shareholders of China High received their pro rata ownership percentages in New Borun upon the completion of the reorganization.

New Borun Shareholders Agreement

In connection with and as contemplated by the exchange agreement described in the paragraph above, New Borun entered into a shareholders agreement, effective as of March 31, 2010, with Star Elite, Earnstar, TDR and King River, which sets forth the preference rights held by each of Star Elite, Earnstar and TDR in New Borun. The shareholders agreement provides for the automatic conversion of each Class A, B and C preference share into ordinary shares, and each of the preference shareholders have agreed to waive all conditions in the shareholders agreement so that all of their preference shares automatically convert into ordinary shares upon the closing of this offering. Therefore, unless otherwise stated, the information in this prospectus assumes that such Class A, B and C preference shares have been fully converted into ordinary shares.

The shareholders agreement further provides that Star Elite, Earnstar and TDR shall, upon the closing of a qualified public offering (which includes this offering), retain the right to nominate one director candidate at the next annual meeting of our shareholders, however such nominating right does not guarantee that such director candidate will be elected to serve as a director.

Furthermore, Earnstar and TDR (for purposes of this paragraph only, a "Holder") shall retain Form F-3 registration rights, which shall terminate five years following the closing of this offering unless terminated sooner upon the earlier of (i) the completion of a Liquidation Event (as defined in the shareholders agreement) and (ii) as to either Holder, when all Registrable Securities (as defined in the shareholders agreement) held by such Holder could be sold without restriction under Rule 144 within a 90 day period.

Upon receipt of a written request to effect a registration on Form F-3 in accordance with the terms of the shareholders agreement, the Company shall be obligated to effect, as soon as practicable, such registration and all such qualifications and compliances as may be so requested, together with all or such portion of the Registrable Securities of any other Holder entitled to join in such request in accordance with the terms of the shareholders agreement. However, we are not obligated to effect any registration:

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  if Form F-3 is not available for such offering by the Holder(s),

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  if the Holder(s), together with the holders of any other of our securities entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public of less than $10,000,000,

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  if we furnish to the Holders a certificate signed by our President or Chief Executive Officer stating that in the good faith judgment of our Board, it would be materially detrimental to us and to our shareholders for such Form F-3 registration to be effected at such time, in which event we shall have the right to defer the filing no more than once during any 12 month period for a period of not more than 60 days after receipt of the request of the Holder(s); provided that we shall not register any of its other shares during such 60 day period,

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  if we have, within the six month period preceding the date of such request, already effected a registration under the Securities Act other than a registration from which the Registrable Securities of the Holder(s) have been excluded (with respect to all or any portion of the Registrable Securities the Holder(s) requested be included in such registration) or

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  in any particular jurisdiction in which we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

Form F-3 registrations are deemed not to be "demand" registrations and except as otherwise provided in the shareholders agreement, there shall be no limit on the number of times the Holder(s) may request registration of Registrable Securities.

All registration expenses incurred in connection with any registration (but excluding certain Selling Expenses set forth in the shareholders agreement) shall be borne by us. The shareholders agreement also includes standard indemnification provisions. If we are obligated to file a registration statement, we are obligated to use our best efforts to cause such registration statement to become effective, and, upon the request of the Holder(s) of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to 90 days or, in the case of Registrable Securities registered under Form F-3 in accordance with Rule 415 under the Securities Act, until the distribution contemplated in the registration statement has been completed; provided, however, that such 90 day period shall be extended under certain circumstances as set forth in the shareholders agreement.

Without the prior written consent of the Holder(s) of a majority in interest of the Registrable Securities then outstanding, we have covenanted and agreed that we shall not grant for the benefit of any person or entity any registration rights of any kind (whether similar to the "demand", "piggyback" or Form F-3 registration rights or otherwise) relating to any securities of the Company which are senior to, or on a parity with, those granted to the Holders of Registrable Securities. A complete description of such registration rights are set forth on Exhibit C to the shareholders agreement.

Additional Related Party Transactions

The Company had an amount due to one of its directors which is a non-interest bearing loan, payable upon demand in the amount of RMB1,407,960 ($206,267.3) and nil as of December 31, 2008 and 2009, respectively.

Mr. Rong Chen, a director of the Company appointed to serve until the next annual meeting of the shareholders by Star Elite in connection with the February 28, 2010 share exchange agreement, has also served as the chairman of Shanghai Zhonglu Group since December 1998. On December 26, 2008, the Company entered into a loan agreement with Shanghai Zhonglu Group pursuant to which the Company borrowed an aggregate amount of RMB40,000,000 (US$5,860,119.0) with a fixed interest rate of 30% per annum, which was repaid in two installments on January 25, 2009 and April 25, 2009, respectively.

For the avoidance of doubt, Mr. Ruiping Wang, our independent director, is not related to the Wang Family or any member thereof.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (as amended) of the Cayman Islands, which is referred to as the Companies Law below. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

As of the date hereof, our authorized share capital consists of 100,000,000 ordinary shares, each with a par value of $0.001, of which 25,500,000 shares are issued and outstanding and 5,000,000 preference shares, each with a par value of $0.001, of which zero (0) preference shares are issued and outstanding, assuming the conversion of all shares of Class A, Class B and Class C convertible preference shares held by Star Elite, Earnstar and TDR, respectively (see "Our Corporate Structure and History").

Our new amended and restated memorandum and articles of association will become effective upon the consummation of the listing of our ADSs on the New York Stock Exchange in connection with this offering. Our amended and restated memorandum and articles of association immediately prior to the consummation of this offering, which were dated effective as of March 30, 2010, contain a number of provisions which were included in order to protect the investment rights of our private equity investors, namely Star Elite, Earnstar and TDR. Each such shareholder held a different class of preference shares, the rights and privileges of which were set out in those amended and restated memorandum and articles of association. Such rights included: (a) an adjustment right, to adjust such investors' percentage shareholdings in our Company in the event that certain profit targets were not met, and anti-dilution rights; (b) information and inspection rights; (c) protective provisions to restrict certain actions of our Company without the unanimous consent of the directors; (d) dividend rights; (e) rights of first refusal and co-sale rights; (f) participation rights; and (g) conversion rights. All such rights in (a) to (f) shall terminate upon the closing of a Qualified Public Offering (which includes the proposed listing of our ADSs on the New York Stock Exchange in connection with this offering). Our current amended and restated memorandum and articles of association also provide that upon the closing of a Qualified Public Offering, 100% of the preference shares held by the investors shall automatically convert into ordinary shares in accordance with the article setting out the conversion rights. The following are summaries of material provisions of our new amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. Descriptions of our amended and restated memorandum and articles of association set forth below and elsewhere in this prospectus are descriptions of our new amended and restated memorandum and articles of association which will take effect upon our listing on the New York Stock Exchange in connection with this offering.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our Board of Directors subject to the Companies Law.

Voting Rights

Each holder is entitled to have one vote for each share registered in his name on the register of members. Voting at any meeting of shareholders is by a show of hands unless a poll is demanded.

A quorum required for a meeting of shareholders consists of shareholders who hold at least one-half of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders' meetings may be held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least ten percent of our ordinary shares. Advance notice of at least twenty-one calendar days is required for the convening of our shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares.

Transfer of Ordinary Shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

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  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

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  the instrument of transfer is in respect of only one class of shares;

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  the instrument of transfer is properly stamped, if required;

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  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary shares are to be transferred does not exceed four; and

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  the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days' notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our amended and restated memorandum and articles of association. None of the shares underlying the ADSs being offered hereunder contain any redemption rights.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

Changes in Capital

We may from time to time by ordinary resolutions:

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  increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

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  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

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  convert all or any of our paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

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  sub-divide our existing shares, or any of them into shares of a smaller amount that is fixed by the amended and restated memorandum and articles of association;

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  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to Companies Law and our amended and restated memorandum and articles of association as regards the matters to be dealt with by ordinary resolution, we may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares

Our amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our amended and restated memorandum of association authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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  the designation of the series;

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  the number of shares of the series;

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  the dividend rights, dividend rates, conversion rights, voting rights; and

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  the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. In addition, the issuance of preference shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Actions Requiring the Approval of a Supermajority of Our Board of Directors

Certain actions require the approval of a supermajority of at least two-thirds of our board of directors, including:

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  the appointment or removal of either of our chief executive officer or chief financial officer;

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  any merger resulting in our shareholders immediately prior to such merger holding less than a majority of the voting power of the outstanding share capital of the surviving business entity;

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  the sale or transfer of all or substantially all of our assets; and

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  any change in the number of our board of directors.

Preference Shares

As of the date of this prospectus, we had no preference shares issued and outstanding (assuming the conversion of all shares of Class A, Class B and Class C convertible preference shares held by StarElite, Earnstar and TDR, respectively). Our Board of Directors, without further approval of our Shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any class or series of preference stock. Issuances of preference shares, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our ordinary shares and prior or other series of our preference shares then outstanding.

Exempted Company

We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

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  an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

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  an exempted company's register of members is not open to inspection;

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  an exempted company does not have to hold an annual general meeting;

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  an exempted company may issue negotiable or bearer shares or shares with no par value;

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  an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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  an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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  an exempted company may register as a limited duration company; and

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  an exempted company may register as a segregated portfolio company.

"Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the rules of the New York Stock Exchange, in lieu of following home country practice after the closing of our initial public offering. The rules of the New York Stock Exchange require that every company traded on the New York Stock Exchange hold an annual general meeting of shareholders. In addition, our articles of association allow directors or shareholders to call special shareholder meetings pursuant to the procedures set forth in the articles. We believe that the differences with respect to being a Cayman Islands exempted company as opposed to a Delaware corporation do not pose additional material risks to investors, other than the risks described under "Risk Factors—Risks Related to This Offering."

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

  Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a

"consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (a) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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  the statutory provisions as to the majority vote have been met;

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  the shareholders have been fairly represented at the meeting in question;

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  the arrangement is such that a businessman would reasonably approve; and

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  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares (within four months), the offeror may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

  Shareholders' Suits

The Cayman Islands courts can be expected to follow English case law precedents. The common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and (c) an action which requires a resolution with a qualified (or special) majority which has not been obtained) have been applied and followed by the courts in the Cayman Islands.

  Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained in their capacities as such unless such losses or damages arise from actual, fraud or wilful neglect or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

  Anti-takeover Provisions in Our Amended and Restated Memorandum and Articles of Association

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

  Directors' Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands.

  Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

  Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law and our amended and restated articles of association allow our shareholders holding not less than 10.0% of the paid up voting share capital of the company to requisition a shareholder's meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings. However, our amended and restated articles of association require us to call such meetings.

  Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of noncontrolling shareholders on a board of directors, since it permits the noncontrolling shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

  Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors can be removed without cause by special resolution or the unanimous written resolution of all shareholders, or with cause, by the ordinary resolution or the unanimous written resolution of all shareholders.

  Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15.0% or more of the target's outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target's board of directors. Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the noncontrolling shareholders.

  Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution at a meeting or the unanimous written resolution of all shareholders.

  Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only by a special resolution of such class or unanimous written resolution of all shareholders of that class.

  Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended with a special resolution at a meeting or the unanimous written resolution of all shareholders.

  Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The information below sets forth the date of issuance, title, amount and purchasers of, and consideration paid for, our securities sold within the last three years that were not registered under the Securities Act. All such securities were issued outside the United States pursuant to Regulation S of the Securities Act.

In September 2008, Golden Direction acquired the sole share of capital (an ordinary share) from an unrelated party and in October 2008, China High issued an additional 7,999 ordinary shares to Golden Direction in connection with the acquisition by Golden Direction of China High in preparation for and pursuant to the reorganization of Shandong Borun.

On or about October 10, 2008, China High issued 2,000 preference shares to Star Elite for cash consideration of RMB70,000,000 ($10,255,208.2).

On or about June 12, 2009, China High issued 563 preference shares to Earnstar for cash consideration of RMB40,000,000 ($5,860,119.0).

On or about September 22, 2009, China High issued 202 preference shares to TDR for cash consideration of RMB14,050,000 ($2,058,366.8), and issued an additional 11 preference shares to Earnstar for no consideration in accordance with certain anti-dilution provisions set forth in an investment agreement by and between China High and TDR (such investment agreement has subsequently been terminated and replaced with the Shareholders Agreement, dated as of March 31, 2010).

These initial investments of approximately $18 million made by Star Elite, Earnstar and TDR between October 2008 and September 2009 were made at arms' length after a series of negotiations and performance of due diligence, and the per share value of captial stock in China High issued in connection with each investment was based on the price to earnings ratio at the time of issuance which reflected the fair market value of the Company's business.

In connection with our corporate reorganization of China High into New Borun, Mrs. Wang, a member of the Wang Family, incorporated New Borun in the Cayman Islands on December 21, 2009 as a result of which Mrs. Wang ultimately received the sole initial subscriber share of New Borun. On March 9, 2010, Mrs. Wang transferred such sole share to King River, a British Virgin Islands company owned and controlled by Mrs. Wang.

By resolution of the shareholders passed on March 12, 2010, the authorized share capital of New Borun was converted from shares having a par value of $1.00 to shares having a par value of $0.001. As a consequence of this variation of share capital, the initial subscriber share (with a par value of $1.00) held by King River was repurchased by New Borun, and one new share (with a par value of $0.001) was issued by New Borun to King River.

On March 15, 2010 New Borun signed, and effective as of March 31, 2010 New Borun consummated, a share exchange agreement with Golden Direction and King River, whereby New Borun acquired 100% of the voting share capital of Golden Direction from King River in exchange for the issuance by New Borun to King River of an additional 14,847,810 ordinary shares. Such additional shares were issued to King River on March 17, 2010, following which King River held 14,847,811 ordinary shares of New Borun, representing 100% of its issued share capital. As of the consummation of the share exchange pursuant to the share exchange agreement, Golden Direction became a wholly-owned subsidiary of New Borun and Golden Direction held approximately 74.24% of the voting capital of China High.

On February 28, 2010 New Borun and Golden Direction signed, and effective as of March 31, 2010 New Borun and Golden Direction consummated, a second share exchange agreement whereby Golden Direction acquired the remaining 25.76% (approximate) of China High. Upon closing that exchange, New Borun issued (i) 3,711.952 of its Class A convertible preference shares, which are automatically convertible into 3,711,952 of its ordinary shares upon the closing of this offering, to Star Elite, one of our private equity investors which is wholly-owned by Ms. Ping Chen, (ii) 1,065.330 shares of its Class B convertible preference shares, which are automatically convertible into 1,065,330 ordinary shares upon the closing of this offering, to Earnstar, one of our private equity investors which is wholly-owned by Ms. Yibin Wei, who became a Director of New Borun effective April 23, 2010 in connection with the exchange and (iii) 374.907 shares of its Class C convertible preference shares, which are automatically convertible into 374,907 ordinary shares upon the closing of this offering to TDR, one of our private equity investors which is wholly-owned by Mr. Ruiping Wang, who became a Director of New Borun effective April 23, 2010 in connection with the exchange. Such reorganization did not result in any change in control as the previous shareholders of China High received their pro rata ownership percentages in New Borun upon the completion of the reorganization.

In connection with and as contemplated by the exchange agreement described in the paragraph above, New Borun (i) entered into a shareholders agreement, effective as of March 31, 2010, with Star Elite, Earnstar, TDR and King River, which sets forth the preference rights held by each of Star Elite, Earnstar and TDR in New Borun and (ii) adopted its Amended and Restated Memorandum and Articles of Association with effect from March 30, 2010, which sets forth the rights attaching to the preference shares held by each of Star Elite, Earnstar and TDR. The shareholders agreement and the Amended and Restated Memorandum and Articles of Association provide for the automatic conversion of each Class A, B and C preference share into ordinary shares, and each of the preference shareholders have agreed to waive all conditions in the shareholders' agreement and in the Memorandum and Articles of Association so that all of their preference shares automatically convert into ordinary shares upon the closing of this offering. Therefore, unless otherwise stated, the information in this prospectus assumes that such Class A, B and C preference shares have been fully converted into ordinary shares.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of the date of this prospectus, none of our outstanding ordinary shares or Class A, B or C convertible preference shares are held by record holders in the United States.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

The Bank of New York Mellon, as depositary, will deliver the ADSs that you will be entitled to receive in this Offering. Each ADS will represent an ownership interest in one ordinary share that we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADS holder. In the future, each ADS will also represent any other securities, cash or other property deposited with the depositary but which it has not distributed directly to you.

The depositary's office is located at 101 Barclay Street, 22nd Floor West, New York, New York 10286, USA.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADS holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders and other holders from time to time of ADSs issued thereunder. The obligations of the depositary and its agents are also set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC's Public Reference Room which is located at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC's website at http://www.sec.gov.

Share Dividends and Other Distributions

How will you receive dividends and other distributions on the shares underlying your ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADS holders in proportion to their interests in the following manner:

Cash.    The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered holders and (iii) deduction of the depositary's fees and expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time, and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

Shares.    In the case of a distribution in shares, the depositary may deliver additional ADSs representing such shares. Only whole ADSs will be issued. The depositary will try to sell any shares which would result in fractional ADSs and any net proceeds will be distributed in the same manner as cash to the ADS holders entitled thereto. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to Receive Additional Shares.    In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary may distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may:

  •
  sell such rights if practicable and distribute the net proceeds as cash; or

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  if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADS holders will receive nothing.

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  We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADS holders.

Other Distributions.    In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

If the depositary determines that any distribution described above is not practicable with respect to any specific ADS holder, the depositary may choose any practicable method of distribution for such ADS holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADS holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. The depositary will round all payments to the nearest whole cent.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or at all, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with this offering to which this prospectus relates) for the account of the depositary. ADS holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as deposited securities.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will deliver ADSs in the name or upon the order of the person entitled thereto to which such person is entitled.

How do ADS Holders Surrender an ADS and Obtain Deposited Securities?

When you turn in your ADSs at the depositary's office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the amount of deposited securities represented thereby at the custodian's office or effect delivery by such other means as the depositary deems practicable, including transfer to an account at an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

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  temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends;

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  the payment of fees, taxes and similar charges; or

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  compliance with any U.S. or foreign laws or governmental regulations relating to the ADSs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may fix record dates for the determination of the ADS holders who will be entitled (or obligated, as the case may be):

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  to receive any distribution on or in respect of shares,

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  to give instructions for the exercise of voting rights at a meeting of holders of shares,

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  for the determination of the registered holders who shall be responsible for the fee assessed by the depositary for administration of the ADS program and for any expenses as provided for in the deposit agreement, or

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  to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do You Vote?

ADS holders may instruct the depositary to vote the number of deposited shares their ADSs represent. The depositary will notify ADS holders of shareholders' meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

Otherwise, you won't be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

The depositary will try, as far as practical, subject to the laws of the Cayman Islands and of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will You Be Able to View our Reports?

The depositary will make available for inspection by ADS holders any written communications from us which are both received by the depositary as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the Securities and Exchange Commission.

Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to ADS holders, the depositary will mail copies of them to ADS holders.

Fees and Expenses

What Fees and Expenses will You be Responsible for Paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities in any manner permitted by the deposit agreement, $5.00 or less for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be.

The following additional charges shall be incurred by the ADS holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by our company or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

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  a fee of $0.05 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

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  a fee of $0.05 per ADS or less per ADS (or portion thereof) per calendar year for services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADSs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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  any other charge payable by any of the depositary, any of the depositary's agents, including, without limitation, the custodian, or the agents of the depositary's agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against holders of ADSs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

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  a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities are instead distributed by the depositary to those holders entitled thereto;

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  stock transfer or other taxes and other governmental charges;

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  cable, telex and facsimile transmission and delivery charges incurred at your request;

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  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

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  expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services are paid.

Payment of Taxes

ADS holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADS holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADS holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration or registration of transfer of ADSs or, split-up or combination of ADRs or withdrawal of deposited securities, except under limited circumstances mandated by securities regulations. If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADS holders entitled thereto.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

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  amend the form of ADR;

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  distribute additional or amended ADRs;

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  distribute cash, securities or other property it has received in connection with such actions;

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  sell any securities or property received and distribute the proceeds as cash; or

  •
  none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the Deposit Agreement be Amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADS holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges, other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or prejudices any substantial existing right of ADS holders. If an ADS holder continues to hold ADS after being so notified, such ADS holder is deemed to agree to such amendment. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the Deposit Agreement be Terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment. After termination, the depositary's only responsibility will be (i) to deliver deposited securities to ADS holders who surrender their ADSs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of four months from the termination date, the depositary may sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, for the ADS holders who have not yet surrendered their ADSs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADS holders

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to ADS Holders and Holders of ADSs

Prior to the issuance, registration, registration of transfer, or cancellation of any ADRs, ADSs or the split-up or combination of any ADRs or the delivery of any distribution in respect thereof, we, the depositary and its custodian may require you to pay, provide or deliver:

  •
  payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

  •
  the production of proof satisfactory to the depositary and/or its custodian of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books maintained by or on our behalf for the transfer and registration of shares, compliance with applicable law, regulations, provisions of or governing shares and terms of the deposit agreement and the ADSs, as it may deem necessary or proper; and

  •
  compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The delivery of ADSs, the acceptance of deposits of shares, the registration of transfer of ADSs or split-up or combination of ADRs, generally or in particular instances, may be suspended when the ADS register or any register for shares is closed or when any such action is deemed advisable by the depositary.

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

  •
  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

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  are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

  •
  are not liable if we or it exercises discretion permitted under the deposit agreement;

  •
  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

  •
  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

  •
  may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote.

The depositary may own and deal in deposited securities and in ADSs.

Books of Depositary

The depositary or its agent will maintain a register for the registration and registration of transfer of ADSs and combination and split-up of ADRs. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary or when requested by us.

Pre-release of ADSs

The depositary may deliver ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof. In addition, each pre-release may be subject to those indemnities and credit regulations as the depositary may require.

Our Fees and Expenses

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and stock market application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors.

 SHARES ELIGIBLE FOR FUTURE SALE

Upon the closing of this offering, we will have 5,500,000 outstanding ADSs representing approximately 21.57% of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and although we have applied to list the ADSs on the New York Stock Exchange, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

Our directors, executive officers and existing shareholders have signed lock-up agreements under which they have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. The 180-day lock-up period may be extended under certain circumstances described in "Underwriting." After the expiration of the lock-up period, the ordinary shares or ADSs held by our directors, executive officers or principal shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act, or by means of registered public offerings.

In addition, through a letter agreement, we have agreed to instruct BNY Mellon, as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance, and not to provide consent without the prior written consent of Piper Jaffray. The 180-day period may be extended under certain circumstances described in "Underwriting." The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

  •
  1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 255,000 shares immediately after this offering; and

  •
  the average weekly trading volume of our ADSs on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act, subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

TAXATION

The following discussion of material Cayman Islands, People's Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state, local and other tax laws. To the extent the discussion relates to matters of Cayman Islands tax law, it constitutes the opinion of Maples and Calder, our Cayman Islands counsel. To the extent the discussion relates to matters of U.S. federal income tax law, it constitutes the opinion of K&L Gates LLP, our U.S. counsel.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands are not parties to any double-tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People's Republic of China Taxation

The newly enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provides that enterprises established outside of China whose "de facto management bodies" are located in China are considered "resident enterprises" and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, a "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Currently no interpretation or application of the new EIT Law and its implementing rules is available for non-Chinese enterprise or group enterprise controlled entity. Therefore, although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are "non-resident enterprises," which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC "resident enterprise," it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would be subject to PRC tax. It is also unclear whether, if we are considered a PRC "resident enterprise," holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

United States Federal Income Taxation

The following discussion, subject to the qualifications herein, represents the opinion of K&L Gates LLP, our U.S. counsel, with respect to the material United States federal income tax consequences of the purchase, ownership and disposition of our ordinary shares or ADSs as of the date hereof. The discussion is applicable to United States Holders (as defined below) who hold our ordinary shares or ADSs as capital assets. As used herein, the term "United States Holder" means a holder of an ordinary share or ADS that is for United States federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

  •
  a dealer in securities or currencies;

  •
  a financial institution;

  •
  a regulated investment company;

  •
  a real estate investment trust;

  •
  an insurance company;

  •
  a tax-exempt organization;

  •
  a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

  •
  a trader in securities that has elected the mark-to-market method of accounting for your securities;

  •
  a person liable for alternative minimum tax;

  •
  a person who owns or is deemed to own 10% or more of our voting stock;

  •
  a partnership or other pass-through entity for United States federal income tax purposes (or hold your ordinary shares or ADSs through a partnership or other pass-through entity); or

  •
  a person whose "functional currency" is not the United States dollar.

The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this discussion is based, in part, upon representations made to us by the depositary and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership holds ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances nor does it address any United States federal tax laws other than United States federal income tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for United States Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of PRC taxes, if any, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under "—Passive Foreign Investment Company" below, the gross amount of distributions on the ordinary shares or ADSs (including amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which we intend to apply for listing on the New York Stock Exchange, but not our ordinary shares, will be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC "resident enterprise" under PRC tax law (see discussion under "Taxation—People's Republic of China Taxation"), we may be eligible for the benefits of the income tax treaty between the United States and the PRC and, if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In the event that we are deemed to be a PRC "resident enterprise" under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ordinary shares or ADSs (see discussion under "Taxation—People's Republic of China Taxation"). In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ordinary shares or ADSs will be treated as foreign-source income and will generally constitute passive category income. Furthermore, in certain circumstances, if you have held the ordinary shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ordinary shares or ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Subject to the discussion under "—Passive Foreign Investment Company" below, to the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted basis in the ordinary shares or ADSs, as applicable, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Passive Foreign Investment Company

Based on the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were considered to be a passive foreign investment company, or a PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2009, and that we do not expect to become one for our taxable year ending December 31, 2010 or thereafter, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

  •
  at least 75% of our gross income is passive income; or

  •
  at least 50% of the value of our assets (based on an average of the quarterly values) is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition. Because we have valued our goodwill based on the market value of our ordinary shares and ADSs, a decrease in the price of our ordinary shares or ADSs may result in our becoming a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in the offering. If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs, you will be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition, including a pledge, of ordinary shares or ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ordinary shares or ADSs will be treated as excess distributions. Under these special tax rules:

  •
  the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares or ADSs;

  •
  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

  •
  the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ordinary shares or ADSs in any year in which we are classified as a PFIC. Further, if we are regarded as a PFIC, under Code Section 1298(f) which was added to the Code on March 18, 2010, a U.S. Holder of ordinary shares or ADSs may be required to file an annual information report even if such person did not recognise gain on the sale of such PFIC stock, receive a distribution from such PFIC, or made a QEF election with respect to such PFIC.

If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs and any of our non-United States subsidiaries is also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because we have applied to list the ADSs on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be "regularly traded" for purposes of the mark-to-market election. It should be noted that we have applied to list only the ADSs, and not the ordinary shares, on the New York Stock Exchange. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

If you make an effective mark-to-market election, instead of applying the PFIC rules above you would include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You would be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of ADSs would be treated as ordinary income and any loss would be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs would be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

If we are or were to become a PFIC, the rules described above could be avoided if you elected to treat us as a "qualified electing fund" under Section 1295 of the Code. However, this option would not be available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ordinary shares or ADSs if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes and subject to the discussion under "—Passive Foreign Investment Company" above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ordinary shares or ADSs in an amount equal to the difference between the amount realized for the ordinary shares or ADSs and your tax basis in the ordinary shares or ADSs. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States-source gain or loss. However, in the event that we are deemed to be a PRC "resident enterprise" under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax was to be imposed on any gain from the disposition of the ordinary shares or ADSs, the gain may be treated as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign tax is imposed on gain on a disposition of our ordinary shares or ADSs, including the availability of the foreign tax credit under your particular circumstances.

Certain Newly-Enacted Tax Legislation

Under Section 6038D, added to the Code by the Hiring Incentives to Restore Employment Act ("HIRE"), individuals who hold any interest in specified foreign financial assets during the taxable year must attach to their tax return for such year certain information with respect to each asset if the aggregate value of all of the assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service (the "IRS")). For purposes of Code Section 6038D, a specified financial asset includes any depositary, custodial or other financial account maintained by a foreign financial institution, and certain assets that are not held in an account maintained by a financial institution, including any stock or security issued by a person other than a U.S. person. An individual who fails to furnish the required information is subject to a penalty of $10,000. An additional penalty may apply if the failure continues for more than 90 days after a notification by the IRS. The penalty may be avoided if the taxpayer shows a reasonable cause for the failure to comply.

Under Code Section 6662, as amended by HIRE, a 40-percent accuracy-related penalty is imposed for an underpayment of tax that is attributable to an undisclosed foreign financial asset understatement. For this purpose, an undisclosed foreign financial asset understatement for any taxable year is the portion of the understatement for such year that is attributable to any transaction involving an undisclosed foreign financial asset, which includes any asset that is subject to the information reporting requirements of, among other sections, Code Section 6038D. New Code Section 6038D and the amendments to Code Section 6662 made by HIRE apply to taxable years beginning after March 18, 2010.

Under Code Section 6501, as amended by HIRE, a new exception to the three year statute of limitations for assessment of tax is added with respect to certain omissions of income attributable to foreign financial assets. Under such exception, the statute of limitations is extended to six years if there is an omission of gross income in excess of $5,000 and the omission of gross income is attributable to a foreign financial asset as to which reporting is required under Code Section 6038D (or would be so required if Code Section 6038D were applied without regard to the dollar threshold specified therein and without regard to certain exceptions that may be specified by the IRS). In addition, the statute of limitations will be suspended if a taxpayer fails to timely provide information with respect to foreign financial assets required to be reported under Code Section 6038D or information with respect to a PFIC required to be reported pursuant to a Code Section 1295(b) election (i.e., a QEF election) or under Code Section 1298(f), added by HIRE. The amendments to Code Section 6501 made by HIRE apply to returns filed after March 18, 2010 and to returns filed on or before such date if the period specified in Code Section 6501 (determined without regard to such amendments) for assessment of taxes has not expired as of such date.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ordinary shares or ADSs and to the proceeds from the sale, exchange or redemption of our ordinary shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a correct taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income or otherwise fail to comply with the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld as backup withholding may be credited against your United States federal income tax liability, if any, and you may obtain a refund of any excess withheld under the backup withholding rules by filing the appropriate claim for refund with, and provided the required information is properly furnished to, the Internal Revenue Service.

PROSPECTIVE PURCHASERS OF OUR ADSS OR ORDINARY SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS OR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION, INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of ADSs listed opposite their names below. Piper Jaffray & Co. is acting as the representative of the underwriters named below. Subject to the terms and conditions described in the underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of ADSs listed opposite their respective names below. Piper Jaffray & Co.'s address is Suite 800, 800 Nicollet Mall, Minneapolis, MN 55402.

Underwriters	Number of ADSs
Piper Jaffray & Co.

Cowen and Company, LLC

Oppenheimer & Co. Inc.

Newbridge Securities Corporation

Total

The underwriters have advised us that they propose to offer the ADSs to the public at $             per ADS. The underwriters propose to offer the ADSs to certain dealers at the same price less a concession of not more than $             per ADS. The underwriters may allow and the dealers may reallow a concession of not more than $             per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to an additional 825,000 ADSs of from us at the same price to the public, and with the same underwriting discount, as set forth in the table above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional ADSs as it was obligated to purchase under the purchase agreement.

The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise
Per ADS	$	$
Total	$	$

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We have granted to Piper Jaffray & Co. a first right of refusal, exercisable by Piper Jaffray & Co. at its sole discretion, for a period of fifteen months following the first day of trading of our securities under this offering with Piper Jaffray & Co. as the bookrunner, to participate as exclusive sole book-running manager or sole placement agent with respect to any future equity financing by us. Such future equity financings shall include sales of equity securities including securities convertible into equity securities, regardless of whether such security is to be sold in a private placement, private re-sale or a public offering, and regardless of whether the offering is to be a U.S. offering or non-U.S offering, either in whole or in part. Furthermore, in the event that Piper Jaffray & Co. agrees to participate in any such future financing, Piper Jaffray & Co. shall be paid such fees as are customary for such type of financing. Such right of first refusal shall not give rise to a commitment by Piper Jaffray & Co. of any kind.

We and each of our directors, executive officers and certain principal shareholders have agreed to certain restrictions on our ability to sell additional ADSs and other of our securities that they beneficially own, including securities that are convertible into our ordinary shares or ADSs and securities that are exchangeable or exercisable for our ordinary shares or ADSs, for a period of 180 days after the date of this prospectus. We have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any of our ordinary shares or ADSs, options or warrants to acquire shares of our ordinary shares or ADSs, or any related security or instrument, without the prior written consent of Piper Jaffray. If (i) during the last 17 days of the 180 day lock up period, we issue an earnings release or material news or a material event occurs or (ii) before the expiration of the 180 day lock up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180 day lock up period, the lock up restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Prior to the offering, there has been no established trading market for the ADSs. The initial public offering price for the ADSs offered by this prospectus was negotiated by us and the underwriters. The factors considered in determining the initial public offering price include the history of and the prospects for the industry in which we compete, our past and present operations, our historical results of operations, our prospects for future earnings, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the offering and other relevant factors. There can be no assurance that the initial public offering price of the ADSs will correspond to the price at which the ADSs will trade in the public market subsequent to this offering or that an active public market for the ADSs will develop and continue after this offering.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the ADSs for their own account by selling more shares of ADSs than have been sold to them by us. The underwriters may elect to cover any such short position by purchasing shares of ADSs in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the ADSs by bidding for or purchasing ADSs in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if ADSs previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the ADSs at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also effect the price of the ADSs to the extent that it discourages resales of the ADSs. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of the ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and the ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Cayman Islands.    This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter may not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADSs to the public in that Relevant Member State at any time:

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than A43,000,000 and (3) an annual net turnover of more than A50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer;

  •
  or in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of ADSs to the public" in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State. Buyers of ADSs sold by the underwriters may be required to pay stamp taxes and other charges in accordance with the laws and practice of the country of purchase in addition to the Share Offering Price.

United Kingdom.    Each Underwriter has severally represented and agreed that:

(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom.

France.    Neither this prospectus nor any offering material relating to ADSs has been or will be submitted to the "Commission des Opérations de Bourse" for approval ("Visa") in France, and the ADSs will not be offered or sold and copies of this prospectus or any offering material relating to the ADSs may not be distributed, directly or indirectly, in France, except to qualified investors ("investisseurs qualifiés") and/or a restricted group of investors ("cercle restreint d'investisseurs"), in each case acting for their account, all as defined in, and in accordance with, Article L. 411-1 and L. 411-2 of the Monetary and Financial Code and "Décret" no. 98-880 dated October 1, 1998.

Germany.    This prospectus is not a Securities Selling Prospectus (Verkaufsprospekt) within the meaning of the German Securities Prospectus Act (Verkaufsprospektgesetz) of September 9, 1998, as amended, and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other German governmental authority. The ADSs may not be offered or sold and copies of this prospectus or any document relating to the ADSs may not be distributed, directly or indirectly, in Germany except to persons falling within the scope of paragraph 2 numbers 1, 2 and 3 of the German Securities Prospectus Act. No steps will be taken that would constitute a public offering of the ADSs in Germany.

Italy.    Each underwriter agrees that it will not make an offer of the ADSs to the public in the Republic of Italy, or Italy, other than:

(a)
to professional investors (investitori qualificati), as defined pursuant to Article 100, paragraph 1(a), of Legislative Decree No 58, 24 February 1998, or the Financial Services Act, as amended and restated from time to time; or

(b)
in any other circumstances provided under Article 100 paragraph 1 of the Financial Services Act and under Article 33, paragraph 1, of CONSOB Regulation No. 11971 of 14 May 1999, as amended, where exemptions from the requirement to publish a prospectus pursuant to Article 94 of the Financial Services Act are provided.

Moreover, and subject to the foregoing, each underwriter acknowledges that any offer, sale or delivery of the ADSs or distribution of copies of this prospectus or any other document relating to the ADSs in Italy under (a) or (b) above must be:

(i)
made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of 1 September 1993, or the Banking Act, CONSOB Regulation No. 11522, 1 July 1998, all as amended; and

(ii)
in compliance with the so-called subsequent notification to the Bank of Italy, pursuant to Article 129 of the Banking Act, as applicable;

(iii)
in compliance with Article 100-bis of the Financial Services Act (if applicable); and

(iv)
in compliance with any other applicable laws and regulations including any relevant limitations which may be imposed by CONSOB.

Switzerland.    The ADSs may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Article 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ADSs have been or will be approved by any Swiss regulatory authority.

Hong Kong.    The ADSs may not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

People's Republic of China.    This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest howsoever described in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

  •
  to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than

    $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA;

  •
  where no consideration is or will be given for the transfer; or

  •
  where the transfer is by operation of law.

Japan.    The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Canada.    The ADSs may not be offered or sold, directly or indirectly, in any province or territory of Canada or to or for the benefit of any resident of any province or territory of Canada except pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which the offer or sale is made and only by a dealer duly registered under applicable laws in circumstances where an exemption from applicable registered dealer registration requirements is not available.

United Arab Emirates.    The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

 EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discount, which are expected to be incurred in connection with our offer and sale of the ADSs. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority filing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$4,059
New York Stock Exchange Listing Fee	65,000
Financial Industry Regulatory Authority Filing Fee	6,193
Printing and Engraving Expenses	230,000
Legal Fees and Expenses	630,000
Accounting Fees and Expenses	730,000
Miscellaneous	84,748

Total	$1,750,000

LEGAL MATTERS

We are being represented by K&L Gates LLP with respect to U.S. federal securities and New York State Law. Certain legal matters as to United States federal and New York law in connection with this offering will be passed upon for the underwriters by DLA Piper Hong Kong. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder, Hong Kong. Legal matters as to PRC law will be passed upon for us by The B&D Law Firm, Beijing, China and for the underwriters by Commerce and Finance Law Offices, Beijing, China. K&L Gates LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and the B&D Law Firm with respect to matters governed by PRC law. Piper Jaffray & Co. and DLA Piper Hong Kong may rely upon Commerce and Finance Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of China New Borun and Subsidiaries for the years ended December 31, 2007, 2008, and 2009 appearing in this prospectus have been audited by BDO China Li Xin Da Hua CPA Co., Ltd., an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The offices of BDO China Li Xin Da Hua CPA Co., Ltd. are located at 11/F B Block Union Square 5022, Binhe Road, Shenzhen, China 518033.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to underlying ordinary shares represented by the ADSs to be sold in this offering. A related registration statement on Form F-6 has been filed to register the issuance of ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon the closing of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC's website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

BDO China Li Xin Da Hua CPA Co., Ltd.	11th Floor B Block Union Square 5022 Binhe Road Shenzhen 518033P.R.China Telephone: +86-755-82900952 Fax: +86-755-82900965

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
China New Borun Corporation

We have audited the accompanying consolidated balance sheets of China New Borun Corporation and Subsidiaries (the "Company") as of December 31, 2007, 2008 and 2009 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2007, 2008 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Shenzhen, People's Republic of China
June 8, 2010

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in RMB unless otherwise stated)

	Year ended December 31,
	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(Unaudited) ($)
Assets
Cash	25,234,304	20,878,871	105,785,067	$15,497,827
Trade accounts receivable, net of allowance for doubtful accounts of RMB0., respectively	40,908,652	38,733,910	71,397,615	10,459,963
Inventories	58,468,358	35,269,695	49,085,059	7,191,107
Advance to suppliers	2,056,645	2,515,217	9,352,257	1,370,133
Other receivables	57,350	5,260,239	15,190,678	2,225,480
Prepaid expenses	404,201	687,141	996,831	146,039
Deferred income taxes	—	1,640,997	—	—

Total current assets	127,129,510	104,986,070	251,807,507	36,890,549
Property, plant and equipment, net	120,951,161	309,786,576	461,978,632	67,681,244
Land use rights, net	17,542,304	32,561,369	27,120,739	3,973,269
Intangible assets, net	—	28,779,986	24,953,743	3,655,798

Total assets	265,622,975	476,114,001	765,860,621	$112,200,860

Liabilities and Shareholders' Equity
Trade accounts payable	55,917,537	24,987,338	41,750,889	$6,116,629
Accrued expenses and other payables	31,997,051	57,839,153	34,683,542	5,081,244
Income taxes payable	3,152,845	6,199,770	30,016,801	4,397,551
Amount due to related party	—	1,407,960	—	—
Dividends payable	11,017,500	—	—	—
Short-term borrowings	24,700,000	89,700,000	143,200,000	20,979,226

Total current liabilities	126,784,933	180,134,221	249,651,232	36,574,650

Total liabilities	126,784,933	180,134,221	249,651,232	36,574,650

Commitments and Contingencies
Shareholders' equity
Class A convertible preference share—par value of RMB0.0068259; 3,711,952 shares authorized, issued and outstanding	—	25	25	4
Class B convertible preference share—par value of RMB0.0068259; 1,065,330 shares authorized, issued and outstanding	—	—	7	1
Class C convertible preference share—par value of RMB0.0068259; 374,907 shares authorized, issued and outstanding	—	—	3	—
Ordinary share—par value of RMB0.0068259; 14,847,811 shares authorized, issued and outstanding	101,350	101,350	101,350	14,848
Subscription receivables	(101,350)	(101,375)	—	—
Additional paid-in capital	51,200,000	173,200,000	227,157,411	33,279,236
Retained earnings—appropriated	15,714,098	27,991,612	41,314,903	6,052,756
Retained earnings—unappropriated	71,923,944	94,776,558	247,863,898	36,312,798
Accumulated other comprehensive income (loss)	—	11,610	(228,208)	(33,433)

Total shareholders' equity	138,838,042	295,979,780	516,209,389	75,626,210

Total liabilities and shareholders' equity	265,622,975	476,114,001	765,860,621	$112,200,860

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in RMB unless otherwise stated)

	Year Ended December 31,
	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(Unaudited) ($)
Revenues	487,305,927	615,881,195	1,060,493,812	$155,365,497
Cost of goods sold	387,729,613	493,847,780	811,865,247	118,940,672

Gross profit	99,576,314	122,033,415	248,628,565	36,424,825

Operating expenses:
Selling	1,996,368	1,436,241	2,370,530	347,290
General and administrative	8,061,531	11,492,104	20,177,351	2,956,042

Total operating expenses	10,057,899	12,928,345	22,547,881	3,303,332

Operating income	89,518,415	109,105,070	226,080,684	33,121,493

Other (income) expenses:
Interest income	(113,616)	(344,378)	(362,507)	(53,108)
Interest expense	2,350,000	2,983,610	9,961,785	1,459,431
Others, net	950	2,694,720	(6,191,254)	(907,037)

Total other expense, net	2,237,334	5,333,952	3,408,024	499,286

Income before income taxes	87,281,081	103,771,118	222,672,660	32,622,207
Income tax expense	28,557,072	26,640,990	56,262,029	8,242,555

Net income	58,724,009	77,130,128	166,410,631	24,379,652
Amortization of preference share discount	—	(42,000,000)	—	—
Participation in undistributed earnings by preference shareholders	—	(7,026,026)	(42,868,951)	(6,280,429)

Net income attributable to ordinary shareholders	58,724,009	28,104,102	123,541,680	$18,099,223

Earnings per share:
Basic and Diluted	3.96	1.89	8.32	$1.22
Weighted average ordinary shares outstanding:
Basic and diluted	14,847,811	14,847,811	14,847,811	14,847,811

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Amounts in RMB unless otherwise stated)

	Class A Convertible Preference Share		Class B Convertible Preference Share		Class C Convertible Preference Share		Ordinary Share		Additional Paid-in Capital	Subscription Receivables	Appropriated Retained Earnings	Unappropriated Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount	Amount	Amount	Amount	Amount
Balance as of January 1, 2007	—	—	—	—	—	—	14,847,811	101,350	51,200,000	(101,350)	7,017,172	32,914,361	—	91,131,533
Net income	—	—	—	—	—	—	—	—	—	—	—	58,724,009	—	58,724,009
Transfer to statutory reserves	—	—	—	—	—	—	—	—	—	—	8,696,926	(8,696,926)	—	—
Dividends distribution	—	—	—	—	—	—	—	—	—	—	—	(11,017,500)	—	(11,017,500)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2007	—	—	—	—	—	—	14,847,811	101,350	51,200,000	(101,350)	15,714,098	71,923,944	—	138,838,042

Capital contribution	—	—	—	—	—	—	—	—	10,000,000	—	—	—	—	10,000,000
Issuance of preference shares	3,711.952	25	—	—	—	—	—	—	112,000,000	(25)	—	(42,000,000)	—	70,000,000
Net income	—	—	—	—	—	—	—	—	—	—		77,130,128	—	77,130,128
Transfer to statutory reserves	—	—	—	—	—	—	—	—	—	—	12,277,514	(12,277,514)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	11,610	11,610

Balance as of December 31, 2008	3,711.952	25	—	—	—	—	14,847,811	101,350	173,200,000	(101,375)	27,991,612	94,776,558	11,610	295,979,780

Capital contribution-ordinary shares shareholder	—	—	—	—	—	—	—	—	(94,313)	101,350	—	—	—	7,037
Capital contribution-preference shares shareholder	—	—	—	—	—	—	—	—	1,734	25	—	—	—	1,759
Issuance of preference shares	—	—	1,065.330	7	374.907	3	—	—	54,049,990	—	—	—	—	54,050,000
Net income	—	—	—	—	—	—	—	—	—	—	—	166,410,631	—	166,410,631
Transfer to statutory reserves	—	—	—	—	—	—	—	—	—	—	13,323,291	(13,323,291)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	(239,818)	(239,818)

Balance as of December 31, 2009	3,711.952	25	1,065.330	7	374.907	3	14,847,811	101,350	227,157,411	—	41,314,903	247,863,898	(228,208)	516,209,389

Balance as of December 31, 2009 ($) (unaudited)	3,711.952	4	1,065.330	1	374.907	—	14,847,811	14,848	33,279,236	—	6,052,756	36,312,798	(33,433)	75,626,210

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in RMB unless otherwise stated)

	Year Ended December 31,
	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(Unaudited) ($)
Net income	58,724,009	77,130,128	166,410,631	$24,379,652
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,010,919	13,125,666	23,849,605	3,494,038
Amortization expense	192,141	518,721	4,497,143	658,845
Loss (gain) from disposal of production equipment	—	2,530,030	(3,991,554)	(584,775)
Deferred income taxes	—	(642,375)	1,640,997	240,411
Changes in operating assets and liabilities:
Trade accounts receivable	(40,172,613)	2,174,742	(32,663,705)	(4,785,330)
Inventories	(31,627,031)	23,198,663	(13,815,364)	(2,023,992)
Prepaid expenses and other current assets	(1,250,538)	(6,305,802	(9,123,426)	(1,336,609)
Trade accounts payable	45,204,754	(30,930,199)	13,840,970	2,027,743
Accrued expenses and other payables	(5,209,027)	118,380	17,885,628	2,620,298
Income tax payable	557,072	3,046,925	23,816,458	3,489,182
Amounts due to related party	—	1,407,960	(1,407,960)	(206,270)

Net cash provided by operating activities	39,429,686	85,372,839	190,939,423	27,972,193

Cash flows from investing activities:
Purchases of property, plant and equipment	(4,206,268)	(130,538,366)	(175,502,478)	(25,711,635)
Asset acquisition	—	(93,184,016)	(45,815,984)	(6,712,178)
Purchases of land use rights	(11,200,000)	—	—	—
Proceeds from sale of equipment and land use right			7,966,257	1,167,080

Net cash used in investing activities	(15,406,268)	(223,722,382)	(213,352,205)	(31,256,733)

Cash flows from financing activities:
Capital contribution	—	10,000,000	—	—
Receipt from subscription receivable	—	—	8,796	1,289
Proceeds from issuances of convertible preference shares	—	70,000,000	54,050,000	7,918,486
Short-term borrowings (payments), net	(15,300,000)	65,000,000	53,500,000	7,837,909
Dividend payments	(5,355,901)	(11,017,500)	—	—

Net cash provided by financing activities	(20,655,901)	133,982,500	107,558,796	15,757,684

Effect of foreign currency exchange translation	—	11,610	(239,818)	(35,134)

Net increase (decrease) in cash	3,367,517	(4,355,433)	84,906,196	12,439,010
Cash—beginning of year	21,866,787	25,234,304	20,878,871	3,058,817

Cash—end of year	25,234,304	20,878,871	105,785,067	$15,497,827

Supplemental disclosure of cash flow information:
Income taxes	28,000,000	24,236,439	56,262,029	$8,242,555
Interest	2,332,848	2,701,184	9,961,785	$1,459,431

Non-cash investing activities:
Asset acquisition	—	(45,815,984)	—	$—
Accrued fixed asset purchases	3,246,900	23,111,464	7,697,900	$1,127,765
Disposal of production equipment	540,913	211,243	(3,991,554)	$(584,775)

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in RMB unless otherwise stated)

1.    Description of business

The accompanying consolidated financial statements include the financial statements of China New Borun Corporation ("New Borun"), Golden Direction Limited ("Golden Direction"), China High Enterprises Limited ("China High"), Weifang Great Chemical, Inc. ("WGC"), Shandong Borun Industrial Co., Ltd. ("Shandong Borun") and Daqing Borun Biotechnology Co., Ltd ("Daqing Borun").

New Borun, the holding company, was incorporated in Cayman Islands on December 21, 2009.

Golden Direction was incorporated in the British Virgin Islands on March 28, 2008. Effective as of March 31, 2010, New Borun consummated a share exchange agreement with Golden Direction whereby New Borun acquired 100% of the voting capital stock of Golden Direction. As of the date of that agreement, (1) Golden Direction became a wholly-owned subsidiary of New Borun and (2) Golden Direction held approximately 74.24% of the voting capital stock of China High Enterprises Limited, or China High, our Hong Kong holding company. Effective as of March 31, 2010, New Borun and Golden Direction consummated a share exchange agreement whereby New Borun through Golden Direction acquired the remaining 25.76% equity interest of China High.

China High was incorporated in Hong Kong's Special Administrative Region on July 15, 2008.

WGC was established as a limited liability company on March 21, 2001 in China's Shandong Province under the laws of the PRC. For restructuring and reorganization purposes, pursuant to an equity interest acquisition agreement, China High acquired all of the equity interests of WGC on September 30, 2008.

In December 2008, China High through WGC acquired a 100% equity interest in Shandong Borun, the operating company. Shandong Borun was the predecessor of the Company and operated all of the business of the Company prior to a restructuring in 2008 (the "Restructuring"). Shandong Borun was set up in the city of Shouguang in China's Shandong Province by Mr. Jinmiao Wang ("Mr. Wang") and his family members (collectively the "Wang Family") on December 1, 2000. The establishment of China High and the acquisition of Shandong Borun through WGC has been accounted for as a recapitalization or reorganization of Shandong Borun since the stockholders consisted of the same majority shareholders (no change in control) and there was no change in management immediately following the completion of the transaction in accordance with the provisions of FASB ASC 805-50-15-6, "Business Combinations".

On July 9, 2008, Shandong Borun acquired all of the equity interests in Daqing Borun, a company formerly called Daqing Anxin Tongwei Alcohol Manufacturing Co., Ltd. (Anxin Tongwei), a limited liability company established under the laws of the PRC on September 20, 2004 in Daqing city, Heilongjiang Province, China. The total purchase price of RMB139,000,000 was allocated based on the estimated fair values of the assets acquired and liabilities assumed at the date of purchase in accordance with ASC 805, Business Combinations. Anxin Tongwei began production of edible alcohol in 2005, however due to operation and financing problems, Anxin Togwei ceased production and applied for bankruptcy on July 26, 2007. On July 1, 2008, the Court made the verdict to approve that certain Acquisition Agreement between Shandong Borun and Anxin Tongwei on June 26, 2008, and on July 9, 2008 the parties completed the acquisition pursuant to which Anxin Tongwei became a wholly-owned subsidiary of Shandong Borun. As of the acquisition date, Anxin Tongwei had been idle for

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

1.    Description of business (Continued)

more than one year, with no management personnel or production, employees, and no revenue. Accordingly, under Emerging Issues Task Force ("EITF") 98-3, since the acquired set of assets exclude several key items (employees, processes and customers), the Company concluded that the acquired set of assets does not constitute a business, and as a result, accounted for the transaction as an asset acquisition. Subsequent to the acquisition, we spent more than a year and approximately $16 million in facility improvements, including improvements to machinery and equipment, in order to replace the previous owner's "dry" method manufacturing process with our in-house developed Borun Wet Process and we also changed the name of Anxin Tongwei to Daqing Borun Biotechnology Co., Ltd. (since we regard "corn deep-processing" as a part of the biotechnology field, we named it accordingly).

New Borun, Golden Direction, China High, WGC, Shangdong Borun and Daqing Borun are collectively referred to as the "Company".

The establishment of New Borun on December 21, 2009 and acquisition through share exchange between New Borun, Golden Direction and China High effective as of March 31, 2010 has been accounted for as a recapitalization or reorganization since the stockholders consisted of the same majority shareholders (no change in control) and there was no change in management immediately following the completion of the transaction in accordance with the provision of FASB ASC 805-50-15-6, "Business Combinations". Accordingly, the transaction is treated as a recapitalization or reorganization of China High and the assets and liabilities and the historical operations that are reflected in the financial statements are those of China High and its subsidiaries and are recorded at the historical cost basis. New Borun, Golden Direction and China High are holding companies. Financial statements and financial information presented for prior years have been retrospectively adjusted to furnish comparative information for periods during which Golden Direction, China High, WGC and Shandong Borun were under common control.

The Company develops and operates its business through Shandong Borun and Daqing Borun. The Company is principally engaged in manufacture and distribution of edible alcohol and its by-products, including Distillers Dried Grains with Solubles high-protein feed ("DDGS Feed"), and corn germ in the People's Republic of China ("PRC").

2.    Summary of significant accounting policies

Principles of Consolidation and Presentation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The consolidated financial statements include the financial statements of the New Borun, Golden Direction, China High, WGC, Shangdong Borun and Daqing Borun. All significant inter-company transactions and balances have been eliminated upon consolidation.

Segment Reporting

The Company operates and manages its business as a single segment. As the Company primarily generates its revenues from customers in the PRC, no geographical segments are presented.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.    Summary of significant accounting policies (Continued)

Foreign Currency Translation

The Company's financial statements are presented in Chinese Renminbi ("RMB"), which is the Company's reporting currency. The functional currency of the Company's subsidiary in Hong Kong is the U.S. dollar while the functional currency of the Company's subsidiaries in the PRC is RMB. In accordance with ASC 830, Foreign Currency Matters, the assets and liabilities of the Company's subsidiary in Hong Kong are translated at the current exchange rate in effect at the balance sheet dates, and revenues and expenses are translated at the average exchange rates in effect during the reporting periods to RMB. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income in the statements of changes in shareholders' equity for the periods presented.

In accordance with ASC 830, the Company translates the assets and liabilities into RMB using the rate of exchange prevailing at the applicable balance sheet date and the statements of income and cash flows are translated at an average rate during the reporting period. Adjustments resulting from the translation from Hong Kong Dollar into RMB are recorded in shareholders' equity as part of accumulated other comprehensive income.

Convenience Translation into United States Dollar Amounts (Unaudited)

The Company reports its financial statements using the RMB. The Dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of RMB6.8258 to one Dollar ($), which is the noon buying rate of the U.S. Federal Reserve Bank of New York in effect on March 31, 2010. Such translations should not be construed as representations that the RMB amounts represent, have been, or could be, converted into, $ at that or any other rate.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 605, Revenue Recognition, when persuasive evidence of an arrangement exists, the price is fixed or determinable, collection is reasonably assured and delivery of products has occurred or services have been rendered. Delivery occurs upon receipt of products by the customers at the customers' warehouse or designated destination, or at the time products are picked up by the customers at the Company's warehouse.

Cost of Goods Sold

The Company's cost of goods sold includes product costs, shipping and handling costs, and costs related to inventory adjustments, including write downs for excess and obsolete inventory. Product

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.    Summary of significant accounting policies (Continued)

costs include raw materials, production overhead costs, amortization of production license, and depreciation of property, plant and equipment used directly or indirectly for production.

Research and Development Costs

Research and development costs are expensed as incurred. The Company did not incur any material research and development costs for the years ended December 31, 2007, 2008, and 2009.

Advertising Expenses

Costs associated with advertising are expensed as incurred. The Company did not incur any advertising expenses for the years ended December 31, 2007, 2008, and 2009.

Shipping and Handling Costs

The Company records all charges for outbound shipping and handling as revenue. All corresponding shipping and handling costs are classified as cost of goods sold.

Inventories

Inventories are stated at the lower of cost or market determined using the weighted average method which approximates cost and estimated net realizable value. Cost of work in progress and finished goods comprise direct material, direct production costs and an allocated portion of production overhead costs based on normal operating capacity.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Significant additions or improvements extending useful lives of assets are capitalized. Maintenance and repairs are charged to expense as incurred. Depreciation is calculated using the straight-line method (after taking into account their respective estimated residual value) over the estimated useful lives as follows.

Buildings and improvements	20 to 30 Years
Machinery	10 Years
Office equipment and furnishing	3 to 5 Years
Motor vehicles	4 to 5 Years

Land Use Rights

According to the laws of the PRC, the government owns all the land in the PRC. Companies or individuals are authorized to possess and use the land only through the land use rights granted by the government. The land use rights represent cost of the rights to use the land in respect of properties located in the PRC. Land use rights are carried at cost and amortized on a straight-line basis over the period of rights of 50 years.

Intangible Assets

Intangible assets include production license for use in the production and distribution of edible alcohol and is accounted for under ASC 350-30, General Intangibles Other Than Goodwill. The current

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.    Summary of significant accounting policies (Continued)

production license for use in the production and distribution of edible alcohol will expire October 2011 with expected renewal extending additional 5 years. The production license renewal is normally subject to inspection and renewed for every five years with small renewal application fee cost. Based on the Company's historical experience in renewing or extending the production and distribution of edible alcohol, the Company does not expect to incur significant cost to renew and any material modifications to the existing terms of the production license, and to have any difficulties of renewing the production and distribution of edible alcohol. The remaining useful life of the production license is estimated as 7.7 years, starting from the date it is expected to contribute to the future cash flows of the Company to the expiration date of next renewed license. Amortization expense is calculated on a straight-line basis over the useful life of the production license which include additional five year expected renewal period.

Impairment of Long-Lived Assets

The Company, in accordance with ASC 360, Property, Plant and Equipment, reviews for impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

An impairment loss would be recognized when estimated discounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company performed impairment of long-lived assets test and no impairment losses were deemed required and as a result, the Company did not record any impairment losses for the years ended December 31, 2007, 2008, and 2009.

Retirement and Other Postretirement Benefits

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to make contributions to the government for these benefits based on certain percentages of the employees' salaries. The Company accounts the mandated defined contribution plan under the vested benefit obligations approach based on the guidance of ASC 715, Compensation—Retirement Benefits.

The total amounts for such employee benefits which were expensed were nil, RMB633,679 and RMB2,016,583 ($295,435) for the years ended December 31, 2007, 2008 and 2009, respectively.

Appropriated Retained Earnings

The income of the Company's PRC subsidiaries is distributable to their shareholder after transfer to reserves as required by relevant PRC laws and regulations and the subsidiary's Articles of Association. As stipulated by the relevant laws and regulations in the PRC, these PRC subsidiaries are required to maintain reserves which are non-distributable to shareholders. Appropriations to the reserves are approved by the respective boards of directors.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.     Summary of significant accounting policies (Continued)

Reserves include statutory surplus reserves and discretionary reserves. Statutory surplus reserves can be used to make good previous years' losses, if any, and may be converted into capital in proportion to the existing equity interests of shareholders, provided that the balance after such conversion is not less than 25% of the registered capital. The appropriation to the statutory surplus reserves must not be less than 10% of net profit after taxation. Such appropriation may cease to apply if the balance of the fund is equal to 50% of the entity's registered capital. The annual appropriations of reserves of WGC, Shandong Borun and Daqing Borun are 10%, 15% and 10% of the net profit after taxation.

Dividends

The Company provides discretionary dividend payments based on the Company's Board of Director's approval. The Board of Director's of the Company approved dividend payment of RMB3,617,981 as of December 31, 2006 which was paid in fiscal year 2007 and dividend payment of RMB11,017,500 as of December 31, 2007 which was paid in the first quarter of fiscal year 2008.

Income Taxes

The Company follows ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company adopted ASC 740-10-25 on January 1, 2007, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company did not recognize any additional liabilities for uncertain tax positions as a result of the implementation of ASC 740-10-25.

Earning per share

Earnings per share is calculated in accordance with ASC 260, "Earnings Per Share". Basic earnings per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. The Two-Class Method prescribed under EITF 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128", is used to calculate earnings per share data for preference shares that are participating securities. The preference shareholders participate in undistributed earnings with ordinary share holders. The preference shareholder is entitled to receive dividends, when declared, on a basis equivalent to holders of ordinary shares. The holder is also entitled to undistributed earnings proportionate to its ownership interest. Undistributed earnings for a period are allocated to the

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.     Summary of significant accounting policies (Continued)

preference shareholder based on its contractual participation rights to share in those current earnings as if all of the earnings for the period had been distributed.

Diluted income per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. Diluted earnings per ordinary share also reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. There are no other dilutive securities besides the preference shares for any of the years presented. Earnings per share is calculated on an as-if converted basis results the same as earnings per share calculated using the Two-Class Method for all periods presented.

	Year Ended December 31,
	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(Unaudited) ($)
Net income	58,724,009	77,130,128	166,410,631	24,379,652
Amortization of preference share discount	—	(42,000,000)	—	—

Undistributed earnings available to ordinary and preference shareholders	58,724,009	35,130,128	166,410,631	24,379,652
Participation in undistributed earnings by preference shareholder	—	(7,026,026)	(42,868,951)	(6,280,429)

Undistributed earnings available to ordinary shareholder	58,724,009	28,104,102	123,541,680	18,099,223

Numerator:
Numerator for basic and diluted earnings per share	58,724,009	28,104,102	123,541,680	$18,099,223

Denominator:
Weighted average number ordinary shares outstanding—basic and diluted	14,847,811	14,847,811	14,847,811	14,847,811
Earnings per share:
Basic and diluted	3.96	1.89	8.32	$1.22

Concentrations of Credit Risk and Risk Factors

Trade Accounts Receivable—Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers dispersed across diverse markets and generally short payment terms. Credit is extended based on an evaluation of the customer's financial condition and collateral generally is not required. The Company evaluates the collectability of accounts receivable based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer's ability to meet its financial obligations subsequent to the original sale, the Company will record a specific allowance against amounts due, and thereby reduce the net recognized receivable to the amount the Company reasonably believes will be collected.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.     Summary of significant accounting policies (Continued)

Revenues—Substantially all of the Company's revenues are derived from sales of edible alcohol and its by-products, including DDGS Feed, and corn germ in PRC. Any significant decline in market acceptance of the Company's products or in the financial condition of our existing customers could impair our ability to operate effectively.

Recently Issued Accounting Pronouncements

In April 2009, the FASB issued three related staff positions to clarify the application of FASB ASC 820 to fair value measurements in the current economic environment, modify the recognition of other-than-temporary impairments of debt securities, and require companies to disclose the fair value of financial instruments in interim periods. The final staff positions are effective for interim and annual periods ending after June 15, 2009.

  •
  FASB ASC 820 (Transitional 820-10-65-4)—which provides guidance on how to determine the fair value of assets and liabilities under FASB ASC 820 in the current economic environment and reemphasizes that the objective of a fair value measurement remains the price that would be received to sell an asset or paid to transfer a liability at the measurement date.

  •
  FASB ASC 320—which modifies the requirements for recognizing other-than-temporarily impaired debt securities and significantly changes the existing impairment model for such securities. It also modifies the presentation of other-than-temporary impairment losses and increases the frequency of and expands already required disclosures about other-than-temporary impairment for debt and equity securities.

  •
  FASB ASC 820-10-50—which requires disclosures of the fair value of financial instruments within the scope of FASB ASC 820 in interim financial statements, adding to the current requirement to make those disclosures in annual financial statements. The staff position also requires that companies disclose the method or methods and significant assumptions used to estimate the fair value of financial instruments and a discussion of changes, if any, in the method or methods and significant assumptions during the period.

In June 2009, the Financial Accounting Standards Board ("FASB") issued its final Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162" ("SFAS No. 168"). SFAS No. 168 established the FASB Accounting Standards Codification ("ASC") as the single source of authoritative GAAP to be applied by nongovernmental entities in the preparation of financial statements. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance in the ASC carries an equal level of authority. The ASC supersedes all previously existing non-SEC accounting and reporting standards. The ASC simplifies user access to all authoritative GAAP by reorganizing previously issued GAAP pronouncements into approximately 90 accounting topics within a consistent structure, without creating new accounting and reporting guidance. The ASC became effective for financial statements issued for interim and annual periods

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.     Summary of significant accounting policies (Continued)

ending after September 15, 2009; accordingly, the Company adopted the ASC in the third quarter of fiscal 2009. Following SFAS No. 168, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead, it will issue Accounting Standards Updates. The FASB will not consider Accounting Standards Updates as authoritative in their own right; these updates will serve only to update the ASC, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the ASC. In the discussion that follows, the Company will refer to ASC citations that relate to ASC Topics and their descriptive titles, as appropriate, and will no longer refer to citations that relate to accounting pronouncements superseded by the ASC.

In May 2009, the FASB issued ASC 855, Subsequent Events. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. The Company's management evaluated all events or transactions that occurred after December 31, 2009 up through June 8, 2010, the date the Company issued the financial statements. During these periods, the Company did not have any material recognizable subsequent events required to be disclosed other than those disclosed in Note 16 to the consolidated financial statements for the year ended December 31, 2009.

In June 2009, the FASB issued ASC 860, which eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor's interest in transferred financial assets. FASB ASC 860 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. The Company will adopt FASB ASC 860 on October 1, 2010.

In September 2009, the FASB issued new accounting guidance related to the revenue recognition of multiple element arrangements. The new guidance states that if vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, companies will be required to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. The accounting guidance will be applied prospectively and will become effective during the first quarter of 2011. Early adoption is allowed. The Company will adopt this guidance beginning January 1, 2010 and the Company does not expect this accounting guidance to materially impact the Company's consolidated financial statements.

In January 2010, the FASB issued new accounting guidance related to the disclosure requirements for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.     Summary of significant accounting policies (Continued)

at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosure are effective for fiscal years beginning after December 15, 2009, except for the disclosure requirements for related to the purchases, sales, issuances and settlements in the rollforward activity of Level 3 fair value measurements. Those disclosure requirements are effective for fiscal years ending after December 31, 2010. The Company does not believe the adoption of this guidance will have a material impact to the Company's consolidated financial statements.

3.     Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

  •
  Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company holds. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

  •
  Level 2—Valuation based on quoted prices in markets that are not active for which all significant inputs are observable, either directly or indirectly.

  •
  Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company adopted ASC 820, Fair Value Measurements and Disclosures, on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Company has not adopted ASC 820 for non financial assets and non financial liabilities, as these items are not recognized at fair value on a recurring basis. The adoption of ASC 820 for all financial assets and liabilities did not have any impact on the Company's consolidated financial statements and the Company does not expect to have any impact on the Company's consolidated financial statements if ASC 820 for nonfinancial assets and liabilities is adopted.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

3.     Fair value measurements (Continued)

Financial instruments include cash, accounts receivable, prepayments and other receivables, short-term borrowings from banks, accounts payable and accrued expenses and other payables. The carrying amounts of cash, accounts receivable, prepayments and other receivables, short-term loans, accounts payable and accrued expenses approximate their fair value due to the short term maturities of these instruments.

4.     Acquisition

On July 9, 2008, Shandong Borun acquired all of the equity interests in Anxin Tongwei which changed its name to be Daqing Borun Biotechnology Co., Ltd. subsequent to the acquisition. The total purchase consideration was approximately RMB139,000,000. The purchase consisted of cash payment and short term payable arrangement. The Company fully paid the consideration amount as of November 30, 2009. The total consideration paid by the Company amounted to RMB93,184,016 and RMB45,815,984 ($6,712,178) for the year ended December 31, 2008 and 2009, respectively.

Anxin Tongwei was incorporated in Heilongjiang Province, PRC on September 20, 2004. It began production of edible alcohol in 2005. Primarily due to operation and financing problems, Anxin Tongwei ceased production in June 2007 and filed for bankruptcy protection in July 2007.

As of the acquisition date, Anxin Tongwei had been idle for more than one year, with no management personnel or production employees, and no revenue. According to Emerging Issues Task Force ("EITF") 98-3, since the acquired set of assets exclude several key items (employees, processes and customers), the Company concluded that the acquired set of assets does not constitute a business, and as a result, accounted for the transaction as an asset acquisition.

The total purchase price of RMB139,000,000 was allocated based on the estimated fair values of the assets acquired and liabilities assumed at the date of purchase, determined in part by independent appraisal, in accordance with ASC 805, Business Combinations. The operations of the acquired assets since the date of acquisition are included in the consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

4.     Acquisition (Continued)

The cost of the assets acquired was allocated to the individual assets acquired based on their relative fair values as follows:

July 8, 2008
(RMB)
Assets:
Property, plant, and equipment	97,093,229
Land use rights	7,249,645
Intangible asset—production license	28,779,986
Deferred income tax—net loss carryforward	998,622
Deductible value added tax carryforward	5,717,004

Total assets	139,838,486

Liabilities:
Tax payable	838,486

Total liabilities	838,486
Aggregate purchase price	139,000,000

5.     Trade accounts receivable, net

Trade accounts receivable at end of years presented consisted of the following:

	Year Ended December 31,
	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(Unaudited) ($)
Trade accounts receivable	40,908,652	38,733,910	71,397,615	$10,459,963
Less: Allowance for doubtful accounts	—	—	—	—

Trade accounts receivable, net	40,908,652	38,733,910	71,397,615	$10,459,963

6.     Inventories

Inventories consisted of the following:

	Year Ended December 31,
	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(Unaudited) ($)
Raw materials	18,528,601	33,710,611	30,929,453	$4,531,257
Work-in-process	829,169	349,980	1,871,888	274,237
Finished goods	39,110,588	1,209,104	16,283,718	2,385,613

Total inventories	58,468,358	35,269,695	49,085,059	$7,191,107

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

6.     Inventories (Continued)

The Company did not have any inventory reserve as of December 31, 2007 and 2008 and 2009.

7.     Property, plant and equipment, net

Property, plant and equipment consisted of the following:

	Year Ended December 31,
	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(Unaudited) ($)
Buildings and improvements	23,486,139	27,173,149	107,361,881	$15,728,835
Machinery	125,683,330	125,683,330	349,662,684	51,226,623
Office equipment and furnishing	188,180	188,180	3,643,543	533,790
Motor vehicles	1,570,112	1,570,112	851,805	124,792
Construction in progress	794,938	199,034,830	50,864,853	7,451,852

Total	151,722,699	353,649,601	512,384,766	75,065,892
Depreciation and amortization	(30,771,538)	(43,863,025)	(50,406,134)	(7,384,648)

Property, plant, and equipment, net	120,951,161	309,786,576	461,978,632	$67,681,244

Certain buildings with an aggregate carrying value of RMB8,914,612 ($1,306,017) were pledged as collateral for bank loans as of December 31, 2009.

8.     Land use rights, net

Land use rights consisted of the following:

	Year Ended December 31,
	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(Unaudited) ($)
Land use right	18,006,800	33,544,586	28,244,886	$4,137,960
Less—Amortization	(464,496)	(983,217)	(1,124,147)	(164,691)

Land use rights, net	17,542,304	32,561,369	27,120,739	$3,973,269

As of December 31, 2009, certain land use rights with an aggregate carrying value of RMB18,825,793 ($2,758,035) were pledged as collateral for short-term bank loans.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

8.     Land use rights, net (Continued)

Future amortization of land use rights is as follows:

Years Ending December 31,	(RMB) Amount
2010	564,898
2011	564,898
2012	564,898
2013	564,898
2014	564,898
Thereafter	24,296,249

Total	27,120,739

9.     Intangible assets, net

Intangible assets consisted of the following:

	Year Ended December 31,
	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(Unaudited) ($)
Production license	—	28,779,986	28,779,986	$4,216,353
Less—Amortization	—	—	(3,826,243)	(560,555)

Intangible assets, net	—	28,779,986	24,953,743	$3,655,798

Future amortization of intangible assets is as follows:

Years Ending December 31,	(RMB) Amount
2010	3,826,243
2011	3,826,243
2012	3,826,243
2013	3,826,243
2014	3,826,243
Thereafter	5,822,528

Total	24,953,743

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

10.  Short-term borrowings

Short-term borrowings consisted of the following:

	Year ended December 31,
	2007		2008		2009
	Rate	Bal.	Rate	Bal.	Rate	Bal.	Bal.
		(RMB)		(RMB)		(RMB)	($)
Shandong Borun
From Financial institutions
Industrial & Commercial Bank of China		—	9.71%	10,000,000	6.37%	10,000,000	1,465,030
Industrial & Commercial Bank of China		—		—	5.84%	20,000,000	2,930,059
Agricultural Bank of China	7.96%	4,700,000	9.71%	4,700,000	6.37%	4,700,000	688,564
Agricultural Bank of China	9.48%	10,000,000		—	6.37%	10,000,000	1,465,030
Agricultural Bank of China	8.89%	10,000,000	8.30%	10,000,000	6.37%	10,000,000	1,465,030
Agricultural Bank of China		—			6.37%	20,000,000	2,930,059
From third party
Shanghai Zhonglu Group		—	30.00%	40,000,000		—	—

Sub-total		24,700,000		64,700,000		74,700,000	10,943,772

Daqing Borun:
From Financial institutions
Daqing Commercial Bank		—	4.86%	25,000,000	6.90%	55,000,000	8,057,663
Agricultural Development Bank of China		—		—	5.31%	13,500,000	1,977,791

Sub-total		—		25,000,000		68,500,000	10,035,454

Total		24,700,000		89,700,000		143,200,000	20,979,226

As of December 31, 2009, short-term bank loan of RMB20,000,000($2,930,059) from Industrial & Commercial Bank of China was secured by the Company's land use rights with a carrying value of RMB10,752,000 ($1,575,200); and short-term bank loan of RMB13,500,000 ($1,977,791) from Agricultural Development Bank of China was secured by the Company's buildings and land use right with total carrying value of RMB8,914,612 ($1,306,017) and RMB8,073,793 ($1,182,835), respectively. All other short-term bank borrowings were secured by third party guarantees.

Except of interest rate for short-term bank loan of RMB55,000,000 ($8,057,663) from Daqing Commercial Bank which was fixed at 6.90% per annum, interest rates for all other short-term bank loans are subject to be adjusted periodically in accordance with interest rate published by the People's Bank of China.

All of the above short-term loans are fixed term loans with a period of 12 months or less. Interest is payable on a monthly or quarterly basis. All short-term loans mature at various dates within one year. These facilities contain no specific renewal terms or any requirement for the maintenance of financial covenants. The Company has traditionally and successfully negotiated the renewal of certain facilities shortly before they mature.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

11.  Accrued expenses and other payables

Accrued expenses consisted of the following:

	Year Ended December 31,
	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(Unaudited) ($)
Advance from customers	—	184,016	—	$—
Payroll and welfare payable	1,184,073	2,030,596	7,906,391	1,158,311
Daqing acquisition payable	—	45,815,984	—	—
Other payables and accruals	30,812,978	9,808,557	26,777,151	3,922,933

Total	31,997,051	57,839,153	34,683,542	$5,081,244

12.  Shareholders' equity

For the purpose of reorganization ("Reorganization"), the Company consummated a series share exchange agreements in 2010.

Effective as of March 31, 2010, New Borun consummated a share exchange agreement with Golden Direction Limited whereby New Borun acquired 100% of the voting capital stock of Golden Direction in exchange for the issuance by New Borun to King River Holding Limited ("King River"), a British Virgin Islands company which is 100% controlled and owned by Mrs. Shan Junqin, a member of the Wang Family, of 14,847,810 additional ordinary shares. As of the date of that agreement (1) Golden Direction became a wholly-owned subsidiary of New Borun and (2) Golden Direction holds approximately 74.24% of the voting capital stock of China High.

Effective as of March 31, 2010, New Borun and Golden Direction consummated a share exchange agreement whereby Golden Direction acquired the remaining 25.76% (approximate) of China High. All the exiting preference shareholders of China High exchanged all their respective shares of China High for shares of the Company. The rights of the preference shares issued by the Company are the same as those originally issued by China High. Pursuant to the exchange, New Borun issued (i) 3,711.952 of its Class A convertible preference shares, which are automatically convertible into 3,711,952 of its ordinary shares upon the closing of initial public offering ("IPO"), to one of China High's private equity investors, Star Elite Enterprises Limited, or Star Elite, a British Virgin Islands company, (ii) 1,065.330 shares of its Class B convertible preference shares, which are automatically convertible into 1,065,330 ordinary shares upon the closing of IPO, to one of China High's private equity investors, Earnstar Holding Limited, or Earnstar, a British Virgin Islands company and (iii) 374.907 shares of its Class C convertible preference shares, which are automatically convertible into 374,907 ordinary shares upon the closing of IPO, to one of China High's private equity investors, TDR Advisors Inc., or TDR, a British Virgin Islands company. Upon the consummation of this exchange, Golden Direction continues to be a wholly-owned subsidiary of New Borun and China High became a wholly-owned subsidiary of Golden Direction.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

12.  Shareholders' equity (Continued)

All share and per share data before March 31, 2010, the effective date of the Company's reorganization, are presented to give retroactive effect to the reorganization described above.

Convertible preference share

On or about October 10, 2008, China High issued 2,000 Class A convertible preference share ("SEE Preference A Share") to Star Elite with a par value of RMB0.88 in exchange for RMB1,759 preference share subscription receivable and RMB70,000,000 cash. The terms of the SEE Preference A Share are as follows:

Voting, Liquidity, and Ownership Rights—The holder is entitled to the number of votes and ownership shares equal to the number of ordinary share. The preference shareholder is entitled to vote on all matters submitted to a vote of shareholders. The holder has the same liquidity rights as the common shareholder.

Conversion Rights—The holder is entitled covert SEE Preference A Share to ordinary share anytime.

Dividends—The holder is entitled to receive dividends, when declared, on an as-converted basis. The holder is also entitled to undistributed earnings proportionate to its ownership interest.

Additional Shares Rights—The holder is entitled to receive additional ordinary shares from other ordinary share holders if China High does not meet the minimum net income requirement based on an agreed upon formula in the Class A convertible preference share agreement. Such shares are not to be issued by the Company but a transfer of ordinary share from current ordinary share shareholders to the holder of Class A convertible preference share which is a transaction outside the Company level.

On or about June 12, 2009, China High authorized and issued 563 Class B convertible preference share ("Earnstar Preference Share") to Earnstar with par value RMB0.88 in exchange for RMB40,000,000 cash. On September 22, 2009, China High authorized and issued an additional 202 Class C convertible preference share ("TDR Preference Share") to TDR in exchange for RMB14,050,000 cash. An additional 11 Earnstar Preference Shares was authorized and issued to Earnstar in no consideration as result of anti-dilution. The Class B convertible preference share and Class C convertible preference share have the same terms as Class A convertible preference share with exception to minimum net income requirement whereas such requirement threshold is different.

The Company recognized a beneficial conversion feature discount on the Class A convertible preference share at its intrinsic value, which was the fair value of the ordinary share at the commitment date for the Class A convertible preference share investment, less the effective conversion price but limited to the RMB70,000,000 of proceeds received from the sale in accordance with ASC 470-20, Debt with Conversion and Other Options. The Company recognized RMB42,000,000 beneficial conversion feature as an increase in additional paid-in capital in the accompanying consolidated balance sheets on the date of issuance of the Class A convertible preference share since these shares were convertible to ordinary share at the issuance date. The fair value of the Company's Class A convertible preference share, Class B convertible preference share and Class C convertible preference share was valued by an independent valuation firm. Based on the fair value valuation performed, the fair value of Class A convertible preference share was approximately RMB56,000 per

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

12.  Shareholders' equity (Continued)

share and was issued at RMB35,000 per share at the date of issuance. The approximated fair value for Class B convertible preference share and Class C convertible preference share was approximately RMB71,000 and RMB69,000, respectively.

In accordance with ASC 470-20, Debt with Conversion and Other Options, the Company amortized the convertible preference share discount of RMB42,000,000 which was recorded as a reduction of net income attributable to common shareholder resulting from recognition of the embedded beneficial conversion feature of the SEE Preference Shares on the date of issuance because Class A convertible preference share were not mandatorily redeemable and are immediately convertible into ordinary share.

13.  Restricted net assets

The Company's ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company's PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company's subsidiaries.

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise's PRC statutory accounts. A wholly-owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise's PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. WGC was established as a wholly-owned foreign invested enterprise and therefore are subject to the above mandated restrictions on distributable profits.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise's PRC statutory accounts. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise's PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Shandong Borun and Daqing Borun were established as domestic invested enterprises and therefore are subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company's PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

13.  Restricted net assets (Continued)

Amounts restricted include paid-in capital and statutory reserve funds of the Company's PRC subsidiaries as determined pursuant to the PRC accounting standards and regulations, totaling approximately RMB66,914,098, RMB105,815,914 and RMB119,139,205 ($17,454,248) as of December 31, 2007, 2008 and 2009 respectively.

14.  Income taxes

The following table represents the Company's effective tax rate reconciliation for the periods presented:

	Year Ended December 31,
	2007	2008	2009
Statutory tax rate	33%	25%	25%
Expenses not deductible	1%	1%	—
Income not subject to tax	(1)%	—	—

Effective tax rate	33%	26%	25%

The provision for income taxes consists of taxes on income from operations plus changes in deferred taxes for the periods presented:

	Year Ended December 31,
	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(Unaudited) ($)
Current tax expenses	28,557,072	27,283,365	54,621,032	$8,002,143
Deferred tax benefits	—	(642,375)	1,640,997	240,412

Income tax expense	28,557,072	26,640,990	56,262,029	$8,242,555

The following represents the significant components of deferred tax assets:

	Year Ended December 31,
	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(Unaudited) ($)
Tax deductible operating loss carryforward	—	998,622	—	$—
Net operating loss in current period	—	642,375	—	—

Total deferred tax assets	—	1,640,997	—	—
Less—valuation allowance	—	—	—	—

Total	—	1,640,997	—	$—

The balances of deferred tax assets as of December 31, 2008, mainly consist of deferred tax assets arising from the tax deductible net operating loss carry forward allowed by the tax authority as a result of acquisition of Anxin Tongwei, and the accumulate net operating loss of Daqing Borun in

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

14.  Income taxes (Continued)

2008. As Daqing Borun start to generate profit in 2009, such deferred tax assets has been fully utilized ended December 31, 2009.

15.  Parent company condensed financial information

Condensed Balance Sheets:

	Year Ended December 31,
	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(Unaudited) ($)
Assets
Total current assets	—	—	—	—
Investment in subsidiaries	138,838,042	295,979,780	516,209,389	75,626,210

Total assets	138,838,042	295,979,780	516,209,389	$75,626,210

Liabilities and Shareholders' Equity
Total current liabilities	—	—	—	—

Total liabilities	—	—	—	—

Shareholders' equity
Class A convertible preference share—par value of RMB0.0068259; 3,711.952 shares authorized, issued and outstanding	—	25	25	4
Class B convertible preference share—par value of RMB0.0068259; 1,065.330 shares authorized, issued and outstanding	—	—	7	1
Class C convertible preference share—par value of RMB0.0068259; 374.907 shares authorized, issued and outstanding			3	—
Ordinary share—par value of RMB0.0068259; 14,847,811 shares authorized, issued and outstanding	101,350	101,350	101,350	14,848
Subscription receivables	(101,350)	(101,375)	—	—
Additional paid-in capital	51,200,000	173,200,000	227,157,411	33,279,236
Retained earnings—appropriated	15,714,098	27,991,612	41,314,903	6,052,756
Retained earnings—unappropriated	71,923,944	94,776,558	247,863,898	36,312,798
Accumulated other comprehensive income (loss)	—	11,610	(228,208)	(33,433)

Total shareholders' equity	138,838,042	295,979,780	516,209,389	75,626,210

Total liabilities and shareholders' equity	138,838,042	295,979,780	516,209,389	$75,626,210

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

15.  Parent company condensed financial information (Continued)

Condensed Statements of Income:

	Year Ended December 31,
	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(Unaudited) ($)
Operating income (loss)	—	—	—	$—
Equity in profit of subsidiaries	58,724,009	77,130,128	166,410,631	24,379,652

Net income attributable to common shareholders	58,724,009	77,130,128	166,410,631	$24,379,652

Condensed Statements of Cash Flows:

Year Ended December 31,
	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(Unaudited) ($)
Net income	58,724,009	77,130,128	166,410,631	$24,379,652
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in profit of subsidiaries	(58,724,009)	(77,130,128)	(166,410,631)	(24,379,652)
Changes in operating assets and liabilities:	—	—	—	—

Net cash provided by operating activities	—	—	—	—

Cash flows from investing activities:
Net cash used in investing activities	—	—	—	—

Cash flows from financing activities:
Net cash provided by financing activities	—	—	—	—

Effect of foreign currency exchange translation	—	—	—	—

Net increase in cash	—	—	—	—
Cash—beginning of year	—	—	—	—

Cash—end of year	—	—	—	—

16.  Comprehensive income

Total comprehensive income includes, in addition to net income, changes in equity that are excluded from the consolidated statements of income and are recorded directly into a separate section of

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

16.  Comprehensive income (Continued)

shareholders' equity on the consolidated balance sheets. Comprehensive income and its components consist of the following:

	Year Ended December 31,
	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(Unaudited) ($)
Net income	58,724,009	77,130,128	166,410,631	$24,379,652
Foreign currency translation adjustment	—	11,610	(239,818)	(35,134)

Comprehensive income	58,724,009	77,141,738	166,170,813	$24,344,518

17.  Commitments and contingencies

As of December 31, 2007, 2008, and 2009, capital commitment for purchase of property, plant and equipment were RMB26,400,500, RMB95,627,578, and RMB64,230,000 ($9,409,886), respectively.

The Company did not have any significant lease commitment as of December 31, 2007, 2008, and 2009.

As of December 31, 2009, the Company was not any party to any legal proceedings or threatened legal proceedings, the adverse outcome of which, individually or in the aggregate, it believes would have a material adverse effect on its business, financial condition and results of operations.

As of December 31, 2009, short-term bank loan of RMB20,000,000 ($2,930,059) from Industrial & Commercial Bank of China, which was matured and fully paid off in January 10, 2010, was secured by the Company's land use rights with a carrying value of RMB10,752,000 ($1,575,200); and short-term bank loan of RMB13,500,000 ($1,977,791) from Agricultural Development Bank of China was secured by the Company's buildings and land use right with total carrying value of RMB8,914,612 ($1,306,017) and RMB8,073,793 ($1,182,835), respectively. All other short-term bank borrowings were secured by third party guarantees.

The Company is a guarantor to a third party, LiFeng Chemical Corporation, in the amount of RMB10,000,000 ($1,465,030) short-term bank loan that mature on March 25, 2010. Such amount has been fully paid off by March 31, 2010.

18.  Subsequent events

In May 2009, the FASB issued ASC 855, Subsequent Events. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. The Company's management evaluated all events or transactions that occurred after December 31, 2009 up through June 8, 2010, the date the Company issued the financial statements during these periods, the Company did not have any material

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

18.  Subsequent events (Continued)

recognizable subsequent events required to be disclosed other than those disclosed in this note to the financial statements for the year ended December 31, 2009.

For the purpose of reorganization, the Company consummated a series share exchange agreements in the first quarter of 2010. Upon the consummation of all these exchanges, Golden Direction became a wholly-owned subsidiary of New Borun and China High became a wholly-owned subsidiary of Golden Direction.

Pursuant to the reorganization, the Company has issued 14,847,811 ordinary shares to King River which is 100% controlled and owned by Mrs. Shan Junqin, a member of the Wang Family, and 5,152.189 convertible preference shares to the three private equity investors of China High. All the 5,152.189 preference shares will be automatically converted into 5,152,189 ordinary shares upon the consummation of IPO.

The establishment of New Borun on December 21, 2009 and acquisition through share exchange between New Borun, Golden Direction and China High effective as of March 31, 2010 has been accounted for as a recapitalization or reorganization since the stockholders consisted of the same majority shareholders (no change in control) and there was no change in management immediately following the completion of the transaction in accordance with the provision of FASB ASC 805-50-15-b, "Business Combinations". Accordingly, the transaction is treated as a recapitalization or reorganization of China High and the assets and liabilities and the historical operations that are reflected in the financial statements are those of China High and its subsidiaries and are recorded at the historical cost basis. New Borun, Golden Direction and China High are holding companies. Financial statements and financial information presented for prior years have been retrospectively adjusted to furnish comparative information for periods during which Golden Direction, China High, WGC and Shandong Borun were under common control.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in RMB unless otherwise stated)

		March 31,
	December 31, 2009
		2010	2010
	(Audited) (RMB)	(Unaudited) (RMB)	(Unaudited) ($)
Assets
Cash	105,785,067	102,662,548	$15,040,369
Trade accounts receivable, net of allowance for doubtful accounts of RMB0, respectively	71,397,615	116,330,846	17,042,815
Inventories	49,085,059	62,613,501	9,173,064
Advance to suppliers	9,352,257	20,587,521	3,016,133
Other receivables	15,190,678	9,557,924	1,400,264
Prepaid expenses	996,831	632,427	92,652

Total current assets	251,807,507	312,384,767	45,765,297
Property, plant and equipment, net	461,978,632	461,607,047	67,626,805
Land use rights, net	27,120,739	26,995,005	3,954,849
Intangible assets, net	24,953,743	23,997,182	3,515,659

Total assets	765,860,621	824,984,001	$120,862,610

Liabilities and Shareholders' Equity
Trade accounts payable	41,750,889	66,434,111	$9,732,795
Accrued expenses and other payables	34,683,542	41,509,786	6,081,305
Income taxes payable	30,016,801	19,179,887	2,809,910
Short-term borrowings	143,200,000	123,200,000	18,049,167

Total current liabilities	249,651,232	250,323,784	36,673,177

Total liabilities	249,651,232	250,323,784	36,673,177

Commitments and Contingencies
Shareholders' equity
Class A convertible preference share—par value of RMB0.0068259; 3,711.952 shares authorized, issued and outstanding	25	25	4
Class B convertible preference share—par value of RMB0.0068259; 1,065.330 shares authorized, issued and outstanding	7	7	1
Class C convertible preference share—par value of RMB0.0068259; 374.907 shares authorized, issued and outstanding	3	3	—
Ordinary share—par value of RMB0.0068259; 14,847,811 shares authorized, issued and outstanding	101,350	101,350	14,848
Subscription receivables	—	—	—
Additional paid-in capital	227,157,411	227,157,411	33,279,236
Retained earnings—appropriated	41,314,903	41,314,903	6,052,756
Retained earnings—unappropriated	247,863,898	306,314,726	44,876,021
Accumulated other comprehensive income (loss)	(228,208)	(228,208)	(33,433)

Total shareholders' equity	516,209,389	574,660,217	84,189,433

Total liabilities and shareholders' equity	765,860,621	824,984,001	$120,862,610

See accompanying notes to unaudited condensed consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in RMB unless otherwise stated)

	Three-months Ended March 31,
	2009	2010	2010
	(Unaudited) (RMB)	(Unaudited) (RMB)	(Unaudited) ($)
Revenues	176,785,834	388,768,417	$56,955,729
Cost of goods sold	138,803,800	301,674,443	44,196,203

Gross profit	37,982,034	87,093,974	12,759,526

Operating expenses:
Selling	622,832	613,196	89,835
General and administrative	3,942,354	6,024,293	882,577

Total operating expenses	4,565,186	6,637,489	972,412

Operating income	33,416,848	80,456,485	11,787,114

Other (income) expenses:
Interest income	(107,110)	(36,824)	(5,395)
Interest expense	2,644,891	2,056,267	301,249
Others, net	(226,141)	(353,268)	(51,755)

Total other expense, net	2,311,640	1,666,175	244,099

Income before income taxes	31,105,208	78,790,310	11,543,015
Income tax expense	6,755,750	20,339,461	2,979,792

Net income	24,349,458	58,450,849	8,563,223
Participation in undistributed earnings by preference shareholders	(4,869,891)	(15,056,939)	(2,205,886)

Net income attributable to ordinary shareholders	19,479,567	43,393,910	$6,357,337

Earnings per share:
Basic and diluted	1.31	2.92	0.43

Weighted average ordinary shares outstanding:
Basic and diluted	14,847,811	14,847,811	14,847,811

See accompanying notes to unaudited condensed consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in RMB unless otherwise stated)

	Three-months Ended March 31,
	2009	2010	2010
	(Unaudited) (RMB)	(Unaudited) (RMB)	(Unaudited) ($)
Net income	24,349,458	58,450,849	$8,563,223
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,889,724	10,553,572	1,546,129
Amortization expense	1,075,720	1,082,295	158,559
Deferred income taxes	1,640,997	—	—
Changes in operating assets and liabilities:
Trade accounts receivable	10,988,847	(44,933,231)	(6,582,852)
Inventories	7,139,147	(13,528,442)	(1,981,957)
Prepaid expenses and other current assets	(1,660,868)	(5,238,107)	(767,398)
Trade accounts payable	12,123,832	24,683,222	3,616,165
Accrued expenses and other payables	4,991,794	6,826,224	1,000,063
Income tax payable	(4,085,017)	(10,836,914)	(1,587,640)
Amounts due to related party	(1,407,960)	—	—

Net cash provided by operating activities	60,045,674	27,059,468	3,964,292

Cash flows from investing activities:
Purchases of property, plant and equipment	(45,430,643)	(10,181,987)	(1,491,691)
Asset acquisition	(838,486)	—	—

Net cash used in investing activities	(46,269,129)	(10,181,987)	(1,491,691)

Cash flows from financing activities:
Short-term borrowings (payments), net	15,300,000	(20,000,000)	(2,930,059)
Dividend payments	—	—	—

Net cash provided by (used in) financing activities	15,300,000	(20,000,000)	(2,930,059)

Effect of foreign currency exchange translation	11,056	—	—

Net increase (decrease) in cash	29,087,601	(3,122,519)	(457,458)
Cash—beginning of period	20,878,871	105,785,067	15,497,827

Cash—end of period	49,966,472	102,662,548	$15,040,369

Supplemental disclosure of cash flow information:
Income taxes	9,199,770	31,176,375	$4,567,432
Interest	2,327,601	2,056,267	$301,249

Non-cash investing activities:
Asset acquisition	44,977,498	—	—
Accrued fixed asset purchases	833,229	—	—
Disposal of production equipment	—	—	—

See accompanying notes to unaudited condensed consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in RMB unless otherwise stated)

1.    Description of business

The accompanying unaudited condensed consolidated financial statements include the financial statements of China New Borun Corporation ("New Borun"), Golden Direction Limited ("Golden Direction"), China High Enterprises Limited ("China High"), Weifang Great Chemical, Inc. ("WGC"), Shandong Borun Industrial Co., Ltd. ("Shandong Borun") and Daqing Borun Biotechnology Co., Ltd ("Daqing Borun").

New Borun, Golden Direction, China High, WGC, Shangdong Borun and Daqing Borun are collectively referred to as the "Company".

The Company develops and operates its business through Shandong Borun and Daqing Borun. The Company is principally engaged in manufacture and distribution of edible alcohol and its by-products, including Distillers Dried Grains with Solubles high-protein feed ("DDGS Feed"), and corn germ in the People's Republic of China ("PRC").

2.    Summary of significant accounting policies

Principles of Consolidation and Presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The unaudited condensed consolidated financial statements include the financial statements of the New Borun, Golden Direction, China High, WGC, Shangdong Borun and Daqing Borun. All significant inter-company transactions and balances have been eliminated upon consolidation.

The unaudited condensed consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the financial position as of March 31, 2010 and the statements of operations for the three month periods ended March 31, 2009 and 2010, as well as the statements of cash flows for the three months ended March 31, 2009 and 2010. Certain information and disclosures normally included in annual financial statements prepared in accordance with U.S. generally accepted accounting principles ("GAAP") have been condensed or omitted.

These unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2009 included elsewhere in this prospectus. The Company believes that these financial statements contain all adjustments necessary so that they are not misleading.

The results of operations for interim periods are not necessarily indicative of the results of operations that could be expected for the full year.

Foreign Currency Translation

The Company's financial statements are presented in Chinese Renminbi ("RMB"), which is the Company's reporting currency. The functional currency of the Company's subsidiary in Hong Kong is the U.S. dollar while the functional currency of the Company's subsidiaries in the PRC is RMB. In

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.    Summary of significant accounting policies (Continued)

accordance with ASC 830, Foreign Currency Matters, the assets and liabilities of the Company's subsidiary in Hong Kong are translated at the current exchange rate in effect at the balance sheet dates, and revenues and expenses are translated at the average exchange rates in effect during the reporting periods to RMB. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income in the statements of changes in shareholders' equity for the periods presented.

In accordance with ASC 80, the Company translates the assets and liabilities into RMB using the rate of exchange prevailing at the applicable balance sheet date and the statements of income and cash flows are translated at an average rate during the reporting period. Adjustments resulting from the translation from Hong Kong Dollar into RMB are recorded in shareholders' equity as part of accumulated other comprehensive income.

Convenience Translation into United States Dollar Amounts

The Company reports its financial statements using the RMB. The Dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of RMB6.8258 to one Dollar ($), which is the noon buying rate of the U.S. Federal Reserve Bank of New York in effect on March 31, 2010. Such translations should not be construed as representations that the RMB amounts represent, have been, or could be, converted into, $ at that or any other rate.

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 605, Revenue Recognition, when persuasive evidence of an arrangement exists, the price is fixed or determinable, collection is reasonably assured and delivery of products has occurred or services have been rendered. Delivery occurs upon receipt of products by the customers at the customers' warehouse or designated destination, or at the time products are picked up by the customers at the Company's warehouse.

Inventories

Inventories are stated at the lower of cost or market determined using the weighted average method which approximates cost and estimated net realizable value. Cost of work in progress and finished goods comprise direct material, direct production costs and an allocated portion of production overhead costs based on normal operating capacity.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.    Summary of significant accounting policies (Continued)

Impairment of Long-Lived Assets

The Company, in accordance with ASC 360, Property, Plant and Equipment, reviews for impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

An impairment loss would be recognized when estimated discounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company performed impairment of long-lived assets test and no impairment losses were deemed required and as a result, the Company did not record any impairment losses for the three months ended March 31, 2009 and 2010.

Income Taxes

The Company follows ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company adopted ASC 740-10-25 on January 1, 2007, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company did not recognize any additional liabilities for uncertain tax positions as a result of the implementation of ASC 740-10-25.

Revenues—Substantially all of the Company's revenues are derived from sales of edible alcohol and its by-products, including DDGS Feed, and corn germ in PRC. Any significant decline in market acceptance of the Company's products or in the financial condition of our existing customers could impair our ability to operate effectively.

Earnings per Share

Earnings per share is calculated in accordance with ASC 260, "Earnings Per Share". Basic earnings per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. The Two-Class Method prescribed under EITF 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128", is used to calculate earnings per share data for preference shares that are participating securities. The preference shareholders participate in undistributed earnings with ordinary share holders. The preference shareholder is entitled to receive dividends, when declared, on a basis

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.    Summary of significant accounting policies (Continued)

equivalent to holders of ordinary shares. The holder is also entitled to undistributed earnings proportionate to its ownership interest. Undistributed earnings for a period are allocated to the preference shareholder based on its contractual participation rights to share in those current earnings as if all of the earnings for the period had been distributed.

Diluted income per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. Diluted earnings per ordinary share also reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. There are no other dilutive securities besides the preference shares for any of the years presented. Earnings per share is calculated on an as-if converted basis results the same as earnings per share calculated using the Two-Class Method for all periods presented.

	Three-months Ended March 31,
	2009	2010	2010
	(Unaudited) (RMB)	(Unaudited) (RMB)	(Unaudited) (RMB)
Net income	24,349,458	58,450,849	8,563,223
Participation in undistributed earnings by preference shareholder	4,869,891	15,056,939	2,205,886

Undistributed earnings available to ordinary shareholder	19,479,567	43,393,910	6,357,337

Numerator:
Numerator for basic and diluted earnings per share	19,479,567	43,393,910	6,357,337

Denominator:
Weighted average number ordinary shares outstanding—basic and diluted	14,847,811	14,847,811	14,847,811

Earnings per share:
Basic and diluted	1.31	2.92	0.43

Recently Issued Accounting Pronouncements

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on results of operations, financial condition, or cash flows, based on current information.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

3.    Inventories

Inventories consisted of the following:

		March 31,
	December 31, 2009
		2010	2010
	(RMB)	(Unaudited) (RMB)	(Unaudited) ($)
Raw materials	30,929,453	59,015,745	$8,645,982
Work-in-process	1,871,888	2,226,092	326,129
Finished goods	16,283,718	1,371,664	200,953

Total inventories	49,085,059	62,613,501	$9,173,064

The Company did not have any inventory reserve as of December 31, 2009 and March 31, 2010.

4.    Short-term borrowings from banks

Short-term borrowings from banks consisted of the following:

	December 31, 2009		March 31, 2010
	Rate	Bal.	Rate	Bal.	Bal.
		RMB		RMB	$
			(Unaudited)
Shandong Borun
From Financial institutions
Industrial & Commercial Bank of China	6.37%	10,000,000	6.37%	10,000,000	1,465,030
Industrial & Commercial Bank of China	5.84%	20,000,000	—	—	—
Agricultural Bank of China	6.37%	4,700,000	6.37%	4,700,000	688,564
Agricultural Bank of China	6.37%	10,000,000	6.37%	10,000,000	1,465,030
Agricultural Bank of China	6.37%	10,000,000	6.37%	10,000,000	1,465,030
Agricultural Bank of China	6.37%	20,000,000	6.37%	20,000,000	2,930,059
Sub-total		74,700,000		54,700,000	8,013,713

Daqing Borun:
From Financial institutions
Daqing Commercial Bank	6.90%	55,000,000	6.90%	55,000,000	8,057,663
Agricultural Development Bank of China	5.31%	13,500,000	5.31%	13,500,000	1,977,791

Sub-total		68,500,000		68,500,000	10,035,454

Total		143,200,000		123,200,000	18,049,167

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

5.    Accrued expenses and other payables

Accrued expenses and other payables consisted of the following:

		March 31,
	December 31, 2009
		2010	2010
	(RMB)	(Unaudited) (RMB)	(Unaudited) ($)
Payroll and welfare payable	7,906,391	4,300,395	630,020
Other payables and accruals	26,777,151	37,209,391	5,451,285

Total	34,683,542	41,509,786	$6,081,305

6.    Income taxes

The following table represents the Company's effective tax rate reconciliation for the periods presented:

	Three-months Ended March 31,
	2009	2010
	(Unaudited)
Statutory tax rate	25%	25%
Expenses not deductible	—	0.8%
Income not subject to tax	—	—

Effective tax rate	25%	25.8%

The provision for income taxes consists of taxes on income from operations plus changes in deferred taxes for the periods presented:

	Three-months Ended March 31,
	2009	2010	2010
	(RMB)	(Unaudited) (RMB)	(Unaudited) ($)
Current tax expenses	6,755,750	20,339,461	$2,979,792
Deferred tax benefits	—	—	—

Income tax expense	6,755,750	20,339,461	$2,979,792

7.    Commitments and contingencies

As of March 31, 2010, the Company was not any party to any legal proceedings or threatened legal proceedings, the adverse outcome of which, individually or in the aggregate, it believes would have a material adverse effect on its business, financial condition and results of operations.

As of March 31, 2010, short-term bank loan of RMB13,500,000 ($1,977,791) from Agricultural Development Bank of China was secured by the Company's buildings and land use right with total carrying value of RMB8,914,612 ($1,306,017) and RMB8,073,793 ($1,182,835), respectively. All other short-term bank borrowings were secured by third party guarantees.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

8.    Subsequent events

The Company has evaluated subsequent events through the date the financial statements were issued, or June 8, 2010. Management does not believe any subsequent events have occurred that would require further disclosure or adjustment to the financial statements.

5,500,000 American Depositary Shares

CHINA NEW BORUN CORPORATION

Representing 5,500,000 Ordinary Shares

PROSPECTUS

Until                           , 2010, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray
Cowen and Company
Oppenheimer & Co.
Newbridge Securities Corporation

                           , 2010

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.    Indemnification of directors and officers

Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained in their capacities as such unless such losses or damages arise from actual, fraud or wilful neglect or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Item 7.    Recent sales of unregistered securities

The information below sets forth the date of issuance, title, amount and purchasers of, and consideration paid for, our securities sold within the last three years that were not registered under the Securities Act. All such securities were issued outside the United States pursuant to Regulation S of the Securities Act.

In September 2008, Golden Direction acquired the sole share of capital (an ordinary share) from an unrelated party and in October 2008, China High issued an additional 7,999 ordinary shares to Golden Direction in connection with the acquisition by Golden Direction of China High in preparation for and pursuant to the reorganization of Shandong Borun.

On or about October 10, 2008, China High issued 2,000 preference shares to Star Elite for cash consideration of RMB70,000,000 ($10,255,208.2).

On or about June 12, 2009, China High issued 563 preference shares to Earnstar for cash consideration of RMB40,000,000 ($5,860,119.0).

On or about September 22, 2009, China High issued 202 preference shares to TDR for cash consideration of RMB14,050,000 ($2,058,366.8), and issued an additional 11 preference shares to Earnstar for no consideration in accordance with certain anti-dilution provisions set forth in an investment agreement by and between China High and TDR (such investment agreement has subsequently been terminated and replaced with the Shareholders Agreement, dated as of March 31, 2010).

These initial investments of approximately $18 million made by Star Elite, Earnstar and TDR between October 2008 and September 2009 were made at arms' length after a series of negotiations and performance of due diligence, and the per share value of captial stock in China High issued in connection with each investment was based on the price to earnings ratio at the time of issuance which reflected the fair market value of the Company's business.

In connection with our corporate reorganization of China High into New Borun, Mrs. Wang, a member of the Wang Family, incorporated New Borun in the Cayman Islands on December 21, 2009 as a result of which Mrs. Wang ultimately received the sole initial subscriber share of New Borun. On March 9, 2010, Mrs. Wang transferred such sole share to King River, a British Virgin Islands company owned and controlled by Mrs. Wang.

By resolution of the shareholders passed on March 12, 2010, the authorized share capital of New Borun was converted from shares having a par value of $1.00 to shares having a par value of $0.001. As a consequence of this variation of share capital, the initial subscriber share (with a par value of $1.00) held by King River was repurchased by New Borun, and one new share (with a par value of $0.001) was issued by New Borun to King River.

On March 15, 2010 New Borun signed, and effective as of March 31, 2010 New Borun consummated, a share exchange agreement with Golden Direction and King River, whereby New Borun acquired 100% of the voting share capital of Golden Direction from King River in exchange for the issuance by New Borun to King River of an additional 14,847,810 ordinary shares. Such additional shares were issued to King River on March 17, 2010, following which King River held 14,847,811 ordinary shares of New Borun, representing 100% of its issued share capital. As of the consummation of the share exchange pursuant to the share exchange agreement, Golden Direction became a wholly-owned subsidiary of New Borun and Golden Direction held approximately 74.24% of the voting capital of China High.

On February 28, 2010 New Borun and Golden Direction signed, and effective as of March 31, 2010 New Borun and Golden Direction consummated, a second share exchange agreement whereby Golden Direction acquired the remaining 25.76% (approximate) of China High. Upon closing that exchange, New Borun issued (i) 3,711.952 of its Class A convertible preference shares, which are automatically convertible into 3,711,952 of its ordinary shares upon the closing of this offering, to Star Elite, one of our private equity investors which is wholly-owned by Ms. Ping Chen, (ii) 1,065.330 shares of its Class B convertible preference shares, which are automatically convertible into 1,065,330 ordinary shares upon the closing of this offering, to Earnstar, one of our private equity investors which is wholly-owned by Ms. Yibin Wei, who became a Director of New Borun effective April 23, 2010 in connection with the exchange and (iii) 374.907 shares of its Class C convertible preference shares, which are automatically convertible into 374,907 ordinary shares upon the closing of this offering to TDR, one of our private equity investors which is wholly-owned by Mr. Ruiping Wang, who became a Director of New Borun effective April 23, 2010 in connection with the exchange. Such reorganization did not result in any change in control as the previous shareholders of China High received their pro rata ownership percentages in New Borun upon the completion of the reorganization.

Item 8.    Exhibits

Exhibit No.	Description	Location
1.1	Form of Underwriting Agreement	Previously filed
2.3	Equity Purchase Agreement, dated June 26, 2008, by and among Shandong Borun, Yan Zherian, Daqing Jiulong Fine Chemical Limited and Heilongjiang Jiyang Law Firm pursuant to which Shandong Borun acquired Daqing Borun	Previously filed
2.4	Equity Transfer Agreements, each dated November 30, 2008, pursuant to which WGC acquired Shandong Borun	Previously filed

Exhibit No.	Description	Location
2.5	Equity Interest Transfer Agreement, dated September 30, 2008, by and between Mr. Pan Gang and China High pursuant to which China High acquired WGC	Previously filed
3.1	Certificate of Incorporation of China New Borun Corporation	Previously filed
3.2	Memorandum and Articles of Association of China New Borun Corporation	Previously filed
3.3	Amended and Restated Memorandum and Articles of Association of China New Borun Corporation	Previously filed
3.4	Draft Amended and Restated Memorandum and Articles of Association of China New Borun Corporation (to be effective after the closing of this offering)	Previously filed
4.1	Form of American Depositary Receipt	(Included in Exhibit 4.3)
4.2	Specimen Certificate for Ordinary Shares of China New Borun Corporation	Previously filed
4.3	Form of Deposit Agreement among China New Borun Corporation, the Depositary and Holders and Beneficial Owners of the American Depositary Shares issued thereunder	Previously filed
4.4	Shareholders Agreement, dated March 31, 2010, by and among China New Borun Corporation, King River Holding Limited, Star Elite, Earnstar and TDR Advisors	Previously filed
4.5	Amendment to Shareholders Agreement, dated June 8, 2010, by and among China New Borun Corporation, King River Holding Limited, Star Elite Enterprises Limited and TDR Advisors, Inc.	Provided herewith
5.1	Opinion of Maples and Calder regarding the validity of the ordinary shares being registered	Provided herewith
8.1	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (contained in Exhibit 5.1)	(Included in Exhibit 5.1)
8.2	Opinion of K&L Gates LLP regarding certain U.S. federal tax matters	Provided herewith
10.1	Share Exchange Agreement, dated as of February 28, 2010, by and among China New Borun Corporation, Golden Direction Limited, Star Elite, Earnstar and TDR Advisors	Previously filed
10.2	Share Exchange Agreement, dated March 15, 2010, by and among China New Borun Corporation, Mrs. Shan Junqin, Golden Direction Limited and China High Enterprises Limited	Previously filed
10.3	Mortgage Contract, dated on or about August 26, 2009, by and between Daqing Borun and the Agricultural Development Bank of China	Previously filed
10.4	Form of Independent Director Agreement	Previously filed

Exhibit No.	Description	Location
10.5	Form of Indemnification Agreement	Previously filed
21.1	Subsidiaries of the Registrant	Previously filed
23.1	Consent of BDO China Li Xin Da Hua CPA Co., Ltd.	Provided herewith
23.2	Consent of Maples and Calder	Included in Exhibit 5.1
23.3	Consent of Frost & Sullivan	Previously filed
23.4	Consent of B&D Law Firm	(Included in Exhibit 99.1)
23.5	Consent of K&L Gates LLP	(Included in Exhibit 8.2)
24.1	Powers of Attorney	Previously filed
99.1	Opinion of B&D Law Firm	Provided herewith

Item 9.    Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Amendment No. 9 to Registration Statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Shouguang, Shandong Province, China, on June 9, 2010.

CHINA NEW BORUN CORPORATION
By:	/s/ Jinmiao Wang Name: Jinmiao Wang Title: President & Chief Executive Officer

 POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on June 9, 2010.

Signature	Title

/s/ Jinmiao Wang Jinmiao Wang	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)
/s/ Bing Yu Bing Yu	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Hengxiu Song Hengxiu Song	Chief Operations Officer and Director
/s/ Rongjian Wang Rongjian Wang	Financial Controller and Director
/s/ Rong Chen Rong Chen	Director
/s/ Yibin Wei Yibin Wei	Director
/s/ Ruiping Wang Ruiping Wang	Director
/s/ Binbin Jiang	Director*
/s/ Raymond S. Chadwick	Director*
/s/ Lucy Guo	Director*

*
Mr. Chadwick, Mr. Jiang and Ms. Guo shall serve as our independent directors effective upon the closing of this offering.

 SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of China New Borun Corporation, has signed this registration statement or amendment thereto in the City of Newark, Delaware, on June 9, 2010.

AUTHORIZED U.S. REPRESENTATIVE
By:	/s/ DONALD J. PUGLISI Name: Donald J. Puglisi Title: Managing Director, Puglisi & Associates

 CHINA NEW BORUN CORPORATION

EXHIBIT INDEX

Exhibit No.	Description of Document
1.1*	Form of Underwriting Agreement
2.3*	Equity Purchase Agreement, dated June 26, 2008, by and among Shandong Borun, Yan Zherian, Daqing Jiulong Fine Chemical Limited and Heilongjiang Jiyang Law Firm pursuant to which Shandong Borun acquired Daqing Borun
2.4*	Equity Transfer Agreements, each dated November 30, 2008, pursuant to which WGC acquired Shandong Borun
2.5*	Equity Interest Transfer Agreement, dated September 30, 2008, by and between Mr. Pan Gang and China High pursuant to which China High acquired WGC
3.1*	Certificate of Incorporation of China New Borun Corporation
3.2*	Memorandum and Articles of Association of China New Borun Corporation
3.3*	Amended and Restated Memorandum and Articles of Association of China New Borun Corporation
3.4*	Draft Amended and Restated Memorandum and Articles of Association of China New Borun Corporation (to be effective after the closing of this offering)
4.1*	Form of American Depositary Receipt (Included in Exhibit 4.3)
4.2*	Specimen Certificate for Ordinary Shares of China New Borun Corporation
4.3*	Form of Deposit Agreement among China New Borun Corporation, the Depositary and Holders and Beneficial Owners of the American Depositary Shares issued thereunder
4.4*	Shareholders Agreement, dated March 31, 2010, by and among China New Borun Corporation, King River Holding Limited, Star Elite, Earnstar and TDR Advisors
4.5**	Amendment to Shareholders Agreement, dated June 8, 2010, by and among China New Borun Corporation, King River Holding Limited, Earnstar Holding Limited and TDR Advisors, Inc..
5.1**	Opinion of Maples and Calder regarding the validity of the ordinary shares being registered
8.1**	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (contained in Exhibit 5.1)
8.2**	Opinion of K&L Gates LLP regarding certain U.S. federal tax matters
10.1*	Share Exchange Agreement, dated February 28, 2010, by and among China New Borun Corporation, Golden Direction Limited, Star Elite, Earnstar and TDR Advisors
10.2*	Share Exchange Agreement, dated March 15, 2010, by and among China New Borun Corporation, King River Holding Limited, Golden Direction Limited and China High Enterprises Limited
10.3*	Mortgage Contract, dated on or about August 26, 2009, by and between Daqing Borun and the Agricultural Development Bank of China
10.4*	Form of Independent Director Agreement
10.5*	Form of Indemnification Agreement
21.1*	Subsidiaries of the Registrant
23.1**	Consent of BDO China Li Xin Da Hua CPA Co., Ltd.
23.2**	Consent of Maples and Calder (contained in Exhibit 5.1)
23.3*	Consent of Frost & Sullivan
23.4**	Consent of B&D Law Firm (included in Exhibit 99.1)
23.5**	Consent of K&L Gates LLP (included in Exhibit 8.2)
24.1*	Power of Attorney (included on signature page)
99.1**	Opinion of B&D Law Firm

*
Previously filed

**
Provided herewith